AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 22, 1999
                                           REGISTRATION STATEMENT NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                ---------------
                                   FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                                ---------------
                      CHECKERS DRIVE-IN RESTAURANTS, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)


         DELAWARE                              5812                      58-1654960
-------------------------------     ----------------------------     -------------------
(State or other jurisdiction of     (Primary Standard Industrial       (I.R.S. Employer
 incorporation or organization)      Classification Code Number)     Identification No.)


                                                                     JAMES T. HOLDER, ESQ.
                                                             CHECKERS DRIVE-IN RESTAURANTS, INC.
14255 49TH STREET NORTH, BUILDING I                         14255 49TH STREET NORTH, BUILDING I
    CLEARWATER, FLORIDA 33762                                    CLEARWATER, FLORIDA 33762
        (727) 519-2000                                                  (727) 519-2000
-------------------------------------------             ------------------------------------------------
    (Address, including zip code                        Name, address, including zip code, and telephone
and telephone number, including area code,                        number, including area code,
of Registrant's principal executive offices)                         of agent for service)

                                ---------------

                        COPIES OF ALL COMMUNICATIONS TO:

                             JANET S. MCCLOUD, ESQ.
         CHRISTENSEN, MILLER, FINK, JACOBS, GLASER, WEIL & SHAPIRO, LLP
                      2121 AVENUE OF THE STARS, 18TH FLOOR
                         LOS ANGELES, CALIFORNIA 90067
                                (310) 553-3000
                                ---------------
        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

     As soon as practicable after this registration statement becomes effective and all other conditions under the agreement and plan of merger (described in the Proxy Statement/Prospectus herein) are satisfied or waived.

     If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

                        CALCULATION OF REGISTRATION FEE
=========================================================================================================
                                      AMOUNT      PROPOSED MAXIMUM    PROPOSED MAXIMUM
       TITLE OF EACH CLASS            TO BE        OFFERING PRICE        AGGREGATE          AMOUNT OF
 OF SECURITIES TO BE REGISTERED   REGISTERED(1)     PER SHARE(2)     OFFERING PRICE(2)   REGISTRATION FEE
---------------------------------------------------------------------------------------------------------
Common Stock, par value $.001
 per share .....................   41,366,454           $.625           $25,854,034          $7,187
=========================================================================================================

(1) The number of shares of common stock of Checkers Drive-In Restaurants, Inc. (the "Registrant") to be registered has been determined based on (a) the sum of (i) 29,335,243 shares of common stock of Rally's Hamburgers, Inc. outstanding and not held by the registrant or its subsidiaries and (ii) 12,031,211 shares issuable to certain holders of Rally's stock options and warrants and (b) an exchange ratio of 1.99 shares of registrant's common stock for each share of Rally's common stock, as provided in the agreement and plan of merger.
(2) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(f)(1) of the Securities Act of 1933, as amended (the "Securities Act"). Pursuant to Rule 457, with respect to the shares of registrant's common stock being exchanged pursuant to the agreement and plan of merger, the maximum offering price per share is $.625, the average of the high and low price of a share of Rally's common stock reported on the NASDAQ National Market on June 18, 1999, and the maximum aggregate offering price is the product of $.625 and 41,366,454 the maximum number of shares of Rally's common stock expected to be acquired by the registrant or canceled pursuant to the agreement and plan of merger.
(3) Calculated pursuant to Section 6(b) of the Securities Act and Rule 457 thereunder. A fee of $3,300 was paid on April 5, 1999 in connection with the filing of a preliminary proxy statement/prospectus pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended. Pursuant to Rule 457(b) under the Securities Act and Section 14(g)(2) of the Securities Exchange Act of 1934 and Rule 0-11 thereunder, the amount of such previously paid fee has been credited against the registration fee payable in connection with this filing.

                                ---------------

     THE REGISTRANT HEREBY AMENDS THE REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT
SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                  SUBJECT TO COMPLETION, DATED JUNE 22, 1999


                                                               PRELIMINARY COPY


 [RALLY'S LOGO]                                                [CHECKERS LOGO]

    RALLY'S                                                   CHECKERS DRIVE-IN
HAMBURGERS, INC.                                              RESTAURANTS, INC.

                MERGER PROPOSED -- YOUR VOTE IS VERY IMPORTANT

     The boards of directors of Rally's Hamburgers, Inc. and Checkers Drive-In Restaurants, Inc. have agreed on a merger of Rally's and Checkers. In the merger, Checkers will acquire all of the common stock of Rally's. Each stockholder of Rally's will receive 1.99 shares of Checkers common stock for each share of Rally's common stock held. Checkers is also proposing to amend its certificate of incorporation to increase the number of authorized shares of Checkers common stock to 175 million and to effect a one-for-12 reverse stock split. In addition, Checkers and Rally's are asking their stockholders to approve the other proposals listed in their notices of meeting.

     The boards of directors of Rally's and Checkers have each determined that the merger is advisable and in the best interests of its stockholders, and each board unanimously recommends voting FOR adoption of the merger agreement.

     We cannot complete the merger unless the stockholders of each company approve it. We have each scheduled meetings for our stockholders to vote on the merger agreement. Whether or not you plan to attend your company's meeting, please take the time to vote by completing and mailing the enclosed proxy card to us. If your shares are held in "street name," you must instruct your broker in order to vote. The stockholders meetings will each be held on July 29, 1999 at Fess Parker's Doubletree Resort, located at 633 East Cabrillo Boulevard, Santa Barbara, California, with the Rally's annual meeting at 9:30 a.m. and the Checkers annual meeting at 10:30 a.m., local time.

     On June 17, 1999, the closing per share price of Checkers and Rally's common stock, as reported on the NASDAQ National Market, was $.375 and $.6875.

     This joint proxy statement/prospectus provides you with detailed information about the proposed merger. We encourage you to read this entire document carefully.

     IN PARTICULAR, PLEASE SEE THE SECTION ENTITLED "RISK FACTORS" STARTING AT PAGE 7 FOR A DISCUSSION OF RISKS ASSOCIATED WITH THE MERGER.

     We are not mailing a separate annual report to stockholders this year. We encourage you to read this document carefully. In addition, you may obtain information about our companies from documents that we have filed with the Securities and Exchange Commission.


                                      William P. Foley, II
                                      Chairman of the Board
                  Rally's Hamburgers, Inc. & Checkers Drive-In Restaurants, Inc.


     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE REGULATORS HAS APPROVED OF THE CHECKERS COMMON STOCK TO BE ISSUED IN THE MERGER, NOR HAVE THEY DETERMINED IF THIS JOINT PROXY STATEMENT/PROSPECTUS IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



     Joint Proxy Statement/Prospectus dated     , 1999 and first mailed to
                           stockholders on     , 1999

                      CHECKERS DRIVE-IN RESTAURANTS, INC.

                               ----------------

                   NOTICE OF ANNUAL MEETING OF STOCKHOLDERS


                          TO BE HELD ON JULY 29, 1999


     Checkers Drive-In Restaurants, Inc. will hold its annual meeting of stockholders at Fess Parker's Doubletree Resort, located at 633 East Cabrillo Boulevard, Santa Barbara, California, at 10:30 a.m. local time on July 29, 1999, to vote on:


     1. The adoption and approval of the agreement and plan of merger, dated as of January 28, 1999, by and between Checkers Drive-In Restaurants, Inc. and Rally's Hamburgers, Inc.;

     2. An amendment to Checkers certificate of incorporation to increase the authorized shares of Checkers common stock to 175 million;

     3.   A one-for-12 reverse stock split;

     4.   Election of three directors;

     5. Ratification and approval of an amendment to the Checkers 1994 stock option plan for non-employee directors;

     6.   Approval of the Checkers employee stock purchase plan;

     7. Ratification of the appointment of KPMG LLP as Checkers' independent certified public accountants for fiscal 1999; and

     8. Any other matters that properly come before the Checkers meeting, or any adjournments or postponements of the Checkers meeting.


     Record holders of Checkers common stock at the close of business on June 21, 1999, will receive notice of and may vote at the meeting, including any adjournments or postponements. A list of these stockholders will be available for inspection for ten days before the meeting at 3938 State Street, Suite 200, Santa Barbara, California 93105.




                                                  James J. Gillespie
                                         President and Chief Executive Officer


June   , 1999


     PLEASE MARK, SIGN, DATE AND RETURN YOUR PROXY PROMPTLY, WHETHER OR NOT YOU PLAN TO ATTEND THE CHECKERS ANNUAL MEETING. YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR APPROVAL OF THE MATTERS THAT YOU WILL VOTE ON AT THE CHECKERS MEETING.

                           RALLY'S HAMBURGERS, INC.

                               ----------------

                   NOTICE OF ANNUAL MEETING OF STOCKHOLDERS


                          TO BE HELD ON JULY 29, 1999


     Rally's Hamburgers, Inc. will hold an annual meeting of stockholders at Fess Parker's Doubletree Resort, located at 633 East Cabrillo Boulevard, Santa Barbara, California, at 9:30 a.m. local time on July 29, 1999, to vote on:


     1. The adoption and approval of the agreement and plan of merger, dated as of January 28, 1999, by and between Checkers Drive-In Restaurants, Inc. and Rally's Hamburgers, Inc.;


     2. Election of a board of directors to serve if the merger is not completed; and


     3. Any other matters that properly come before the Rally's meeting, or any adjournments or postponements of the Rally's meeting.


     Record holders of Rally's common stock at the close of business on June 21, 1999, will receive notice of and may vote at the meeting, including any adjournments or postponements. A list of these stockholders will be available for inspection for ten days before the meeting at 3938 State Street, Suite 200, Santa Barbara, California 93105.




                                                  James J. Gillespie
                                         President and Chief Executive Officer


June   , 1999



     PLEASE MARK, SIGN, DATE AND RETURN YOUR PROXY PROMPTLY, WHETHER OR NOT YOU PLAN TO ATTEND THE RALLY'S SPECIAL MEETING. YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR ADOPTION AND APPROVAL OF THE MERGER AGREEMENT.

                               TABLE OF CONTENTS

                                                                                      PAGE
                                                                                      ----
QUESTIONS AND ANSWERS ABOUT THE MERGER ............................................    iv

SUMMARY ...........................................................................     1

RISK FACTORS ......................................................................     7

A WARNING ABOUT FORWARD-LOOKING STATEMENTS ........................................    13

THE STOCKHOLDERS MEETINGS .........................................................    14
  Purpose, Time and Place .........................................................    14
  Record Date; Voting Power .......................................................    14
  Votes Required ..................................................................    15
  Voting of Proxies ...............................................................    16
  Revocability of Proxies .........................................................    16
  Solicitation of Proxies .........................................................    17
  Share Ownership of Management and Certain Stockholders ..........................    18

THE MERGER ........................................................................    22
  General .........................................................................    22
  Background of the Merger ........................................................    22
  Certain Exchanged Information ...................................................    27
  Reasons for the Merger; Recommendation of Each Company's Board of Directors .....    28
  Opinions of Financial Advisors ..................................................    35
  Terms of the Merger Agreement ...................................................    47
    General .......................................................................    47
    Closing; Effective Time .......................................................    47
    Checkers Certificate of Incorporation .........................................    47
    Directors and Principal Officers of Checkers after the Merger .................    47
    Reservation of Right to Revise Transaction ....................................    48
    The Merger Consideration ......................................................    48
    Exchange of Certificates; Fractional Shares ...................................    48
    Representations and Warranties ................................................    48
    Certain Covenants .............................................................    49
    No Solicitation ...............................................................    50
    Employee Benefit Plans ........................................................    51
    Indemnification and Insurance .................................................    51
    Conditions to the Consummation of the Merger ..................................    51
    Termination ...................................................................    52
    Expenses ......................................................................    53
    Amendment; Extension and Waiver ...............................................    54
  Certain Federal Income Tax Consequences .........................................    54
  Interests of Certain Persons in the Merger ......................................    56
  Accounting Treatment ............................................................    60
  Regulatory Matters ..............................................................    60
  Restrictions on Resales by Affiliates ...........................................    60

                                                                            PAGE
                                                                            ----
  Litigation ...........................................................     61
  Dissenters' Rights of Appraisal ......................................     61

INCREASE IN AUTHORIZED SHARES OF
 CHECKERS COMMON STOCK .................................................     62

REVERSE STOCK SPLIT ....................................................     63
  General ..............................................................     63
  Purpose of the Reverse Split .........................................     64
  Effectiveness of the Reverse Split ...................................     65
  Exchange of Stock Certificates .......................................     66
  Certain Federal Income Tax Consequences of the Reverse Split .........     67
  Miscellaneous ........................................................     68

ELECTION OF DIRECTORS ..................................................     69

PRO FORMA CONSOLIDATED FINANCIAL DATA ..................................     70

SELECTED HISTORICAL FINANCIAL DATA .....................................     73

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
 AND RESULTS OF OPERATIONS OF CHECKERS .................................     75

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
 AND RESULTS OF OPERATIONS OF RALLY'S ..................................     92

BUSINESS OF CHECKERS ...................................................    105

BUSINESS OF RALLY'S ....................................................    126

MANAGEMENT .............................................................    139
  Directors and Executive Officers .....................................    139
  Executive Compensation ...............................................    145

APPROVAL OF AMENDMENT TO CHECKERS STOCK OPTION PLAN
 FOR NON-EMPLOYEE DIRECTORS ............................................    161
  General ..............................................................    161
  Description of the Directors Plan ....................................    161

APPROVAL OF EMPLOYEE STOCK
 PURCHASE PLAN .........................................................    164
  General ..............................................................    164
  Terms of the Stock Purchase Plan .....................................    164
  Recommendation and Vote Required .....................................    166

COMPARATIVE STOCK PRICES AND DIVIDENDS .................................    166
  Market Prices ........................................................    166
  Dividends ............................................................    167

                                                                            PAGE
                                                                            ----
COMPARATIVE RIGHTS OF STOCKHOLDERS
 OF CHECKERS AND RALLY'S ...............................................    167
  Authorized Capital ...................................................    168
  Board of Directors ...................................................    168
  Officers .............................................................    169
  Special Meetings of Stockholders .....................................    170
  Stockholder Action by Written Consent ................................    170
  Stockholder Proposal and Nomination Procedure ........................    170
  Amendment to Governing Documents .....................................    171
  Takeover Provisions ..................................................    171

RATIFICATION AND APPROVAL OF APPOINTMENT OF
 INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ..............................    172

LEGAL OPINIONS .........................................................    172

EXPERTS ................................................................    172

STOCKHOLDER PROPOSALS ..................................................    173

OTHER MATTERS ..........................................................    174

WHERE YOU CAN FIND MORE INFORMATION ....................................    174

INDEX TO FINANCIAL INFORMATION .........................................    F-1

APPENDIX A -- Agreement and Plan of Merger
APPENDIX B -- Opinion of Schroder & Co. Inc.
APPENDIX C -- Opinion of Credit Suisse First Boston Corporation

                          QUESTIONS AND ANSWERS ABOUT
                                   THE MERGER

Q:   WHY ARE THE TWO COMPANIES PROPOSING TO MERGE?

A: We believe that merging Checkers and Rally's will create strategic opportunities to meet the challenges posed by the rapidly changing quick service restaurant industry that would not otherwise be available. By combining Checkers' and Rally's operations we expect to produce a stronger company better able to:

     /bullet/  capitalize on growth opportunities; and

     /bullet/  expand its combined market base.

     To review the reasons for the merger in greater detail, see pages 28 to 35.


Q:   WHAT WILL RALLY'S STOCKHOLDERS RECEIVE FOR THEIR RALLY'S SHARES?

A: Rally's stockholders will receive 1.99 shares of Checkers common stock in exchange for each Rally's share they held. This exchange ratio will not change, even if the market price of Checkers common stock or Rally's common stock increases or decreases between now and the date that the merger is completed.


Q: WILL THE MERGER HAVE ANY EFFECT ON THE OUTSTANDING SHARES OF CHECKERS COMMON STOCK?

A:   Yes. All shares of Checkers common stock held by Rally's, approximately
     19.1 million shares, will be canceled and retired and become authorized but unissued shares. However, the merger will not have any effect on the number of shares of Checkers common stock that other Checkers stockholders own. The number of outstanding shares of Checkers common stock will be increased to 112.7 million as a result of the merger and then reduced to 9.4 million as a result of the reverse stock split.


Q:   WHAT DO I NEED TO DO NOW?

A: After you have carefully read this joint proxy statement/prospectus, simply indicate on your proxy card how you want to vote and sign and mail it in the enclosed return envelope.


Q: IF MY SHARES ARE HELD IN "STREET NAME" BY MY BROKER, WILL MY BROKER VOTE MY SHARES FOR ME?

A: Your broker will not be able to vote your shares for the merger without instructions from you. You should instruct your broker to vote your shares, following the procedure provided by your broker.


Q.   CAN I CHANGE MY VOTE AFTER I HAVE MAILED MY SIGNED PROXY CARD?

A: Yes. You can change your vote at any time before your proxy card is voted at your meeting. You can do this in one of three ways.

     First, you can send a written notice to the secretary of Checkers or Rally's, stating that you would like to revoke your proxy.

     Second, you can complete and submit a new proxy card.

     Third, you can attend the appropriate meeting and vote in person.

     Your attendance alone will not, however, revoke your proxy. If you have instructed a broker to vote your shares, you must follow the procedure provided by your broker to change those instructions.


Q:   SHOULD I SEND IN MY RALLY'S STOCK CERTIFICATES NOW?

A: No. Please wait until after the merger is completed. At that time, you will receive written instructions for exchanging the stock certificate(s) that represent your shares of Rally's common stock for stock certificate(s) that represent your new shares of Checkers common stock.


Q.   WILL THE RIGHTS OF RALLY'S STOCKHOLDERS CHANGE AS A RESULT OF THE MERGER?

A: Yes. Currently Rally's stockholder rights are governed by Delaware law and Rally's certificate of incorporation and by-laws. After the merger, Rally's stockholders will become stockholders of Checkers and their rights will continue to be governed by Delaware law but will be governed by Checkers' certificate of incorporation and by-laws. For a summary of differences between the rights of Rally's and Checkers' stockholders, see page 167.


Q:   WHERE CAN I FIND MORE INFORMATION ABOUT CHECKERS AND RALLY'S?

A: Both of our companies file periodic reports and other information with the Securities and Exchange Commission. You may read and copy this information at the Commission's public reference facilities. Please call the Commission at 1-800-SEC-0330 for information about these facilities. This information is also available at the Commission's Internet site (http://www.sec.gov) and the offices of the NASDAQ National Market. For a more detailed description of the information available, please see page 174.


Q:   WHO CAN HELP ANSWER MY QUESTIONS?

A:   If you have more questions about the merger, you can contact:

     James T. Holder, Esq.
     Senior Vice President, General Counsel & Secretary
     Checkers Drive-In Restaurants, Inc. and Rally's Hamburgers, Inc. 14255 49th Street North, Building 1
     Clearwater, Florida 33762
     Phone Number: (727) 519-2000

                                       or

     American Stock Transfer & Trust Co.
     40 Wall Street, 46th Floor
     New York, New York 10005
     Phone Number: (800) 937-5449

                                    SUMMARY


     THIS SUMMARY HIGHLIGHTS SELECTED INFORMATION FROM THIS JOINT PROXY STATEMENT/PROSPECTUS. IT DOES NOT CONTAIN ALL OF THE INFORMATION THAT MAY BE IMPORTANT TO YOU. YOU SHOULD CAREFULLY READ THE ENTIRE DOCUMENT AND THE OTHER DOCUMENTS TO WHICH WE REFER FOR A MORE COMPLETE DESCRIPTION OF THE TRANSACTIONS WE ARE PROPOSING. FOR MORE INFORMATION ABOUT THE TWO COMPANIES, SEE "WHERE YOU CAN FIND MORE INFORMATION" (PAGE 174). WE HAVE INCLUDED PAGE REFERENCES PARENTHETICALLY TO DIRECT YOU TO A MORE COMPLETE DESCRIPTION OF TOPICS IN THIS SUMMARY.

THE COMPANIES

RALLY'S HAMBURGERS, INC. (PAGE 126)
14255 49th Street North
Building 1
Clearwater, FL 33762
(727) 519-2000

     Rally's develops, produces, owns, operates and franchises quick service "double drive-thru" restaurants, primarily in the Midwest and the Sunbelt, with 469 restaurants in 18 states.

CHECKERS DRIVE-IN RESTAURANTS, INC.
(PAGE 105)
14255 49th Street North
Building 1
Clearwater, FL 33762
(727) 519-2000

     Checkers develops, produces, owns, operates and franchises quick service "double drive-thru" restaurants, primarily in the Southeast, with 465 restaurants in 23 states, the District of Columbia, Puerto Rico and the West Bank in the Middle East.

THE MERGER (PAGE 22)

     The merger agreement is the document that governs the merger acquisition of Rally's by Checkers. As a result of the merger, the separate corporate existence of Rally's will cease, and Rally's stockholders will receive 1.99 shares of Checkers common stock for each share of Rally's common stock they own just before the merger.

OUR REASONS FOR THE MERGER (PAGE 28)

     We believe that Checkers' acquisition of Rally's will combine the strengths of our individual companies and will create a company that will be able to compete better in the fast food industry. Although we have already eliminated many overlapping functions and processes and are currently using our combined buying power to reduce the cost of goods and services, we expect to further reduce general and administrative and marketing expenses by approximately $380,000 each year.

INCREASE IN AUTHORIZED COMMON STOCK
(PAGE 62)

     Checkers does not have enough authorized shares of common stock to implement the merger and provide for the exercise of outstanding options and warrants. Therefore, Checkers is proposing to amend its certificate of incorporation to increase the authorized common stock from 150,000,000 to 175,000,000. The merger may not be completed unless this proposal is approved.

THE REVERSE STOCK SPLIT (PAGE 63)

     If Checkers' stockholders approve the reverse stock split, you will own one-twelfth of the number of shares of Checkers common stock you held just before the reverse split, including the Checkers stock received in the merger. If your shares are not evenly divisible by 12, you will receive a pro rata portion of the net proceeds from the sale in the open market by the exchange agent of all fractional shares resulting from the reverse stock split. The number of shares of authorized Checkers common stock will not change as a result of the reverse stock split.

OUR RECOMMENDATIONS TO STOCKHOLDERS (PAGE 28)

     RALLY'S STOCKHOLDERS. The Rally's board of directors believes that the merger is advisable and in the best interests of Rally's and its stockholders who are not affiliated with Checkers or Rally's and unanimously recommends that the Rally's stockholders vote "FOR"

/bullet/ the proposal to adopt and approve the merger agreement; and

/bullet/ the election of directors.

     CHECKERS STOCKHOLDERS. The Checkers Board of Directors believes that the merger is advisable and in the best interests of Checkers and its stockholders and unanimously recommends that the Checkers stockholders vote "FOR"

/bullet/ the proposal to adopt and approve the merger agreement;

/bullet/ the increase in the authorized shares of Checkers common stock;

/bullet/ the one-for-12 reverse stock split;

/bullet/ election of three directors;

/bullet/ amendment to Checkers 1994 stock option plan for non-employee directors;

/bullet/ Checkers' employee stock purchase plan; and

/bullet/ ratification of the appointment of the independent certified public accountants.

VOTES REQUIRED (PAGE 15)

     To conduct business at the Checkers and Rally's stockholders meetings, a quorum of the outstanding shares on June 21, 1999 the record date, must be present. A quorum consists of a majority of the outstanding shares on the record date; 29,335,243 shares for Rally's and 73,408,047 shares for Checkers. In order to adopt the merger agreement, stockholders holding a majority of the outstanding shares of each company must vote for adoption and approval of the merger agreement. Election of Rally's directors, who will only serve if the merger is not completed, requires a plurality of the votes cast at the Rally's meeting.

     The affirmative vote of Checkers' stockholders holding a majority of the outstanding Checkers common stock is also required for the approval of the increase in Checkers authorized common stock and the reverse stock split.

     A majority of the votes cast at the Checkers meeting is required for approval of:

     /bullet/ Checkers' stock option plan;

     /bullet/ election of three directors;

     /bullet/ Checkers' employee stock purchase plan; and

     /bullet/ ratification of the independent certified public accountants.

     Holders of approximately 52% of Rally's common stock have granted Rally's a proxy to vote their shares in connection with the merger. In addition, Rally's officers and directors hold approximately 1.3% of Rally's common stock, including 0.7% included in the 52.0% referred to in the preceeding sentence.

     Rally's, which holds approximately 26% of Checkers common stock, has granted a proxy to Checkers to vote all of its shares in connection with the merger and each of the other matters to be considered at the Checkers meeting. Checkers officers and directors hold less than 1% of Checkers common stock.

OPINIONS OF FINANCIAL ADVISORS

     RALLY'S (PAGE 35). Schroder & Co. Inc. has given a written opinion to the independent committee of the Rally's board of directors as to the fairness of the exchange ratio in the merger, from a financial point of view, to the stockholders of Rally's who are not affiliated with Checkers or Rally's. We have attached as Appendix B to this document the written opinion of Schroder & Co. Inc.

     CHECKERS (PAGE 42). Credit Suisse First Boston Corporation has given a written opinion to the independent committee of the Checkers board of directors as to the fairness, from a financial point of view, of the exchange ratio in the merger. We have attached as Appendix C to this document the written opinion of Credit Suisse First Boston Corporation.

     You should read the opinions carefully in their entirety to understand the procedures followed, assumptions made, matters considered and limitations on the review undertaken by each of Schroder & Co. Inc. and Credit Suisse First Boston Corporation in providing their opinions. THE OPINIONS OF SCHRODER & CO. INC. AND CREDIT SUISSE FIRST BOSTON CORPORATION ARE DIRECTED TO THE INDEPENDENT COMMITTEES OF THE BOARDS OF DIRECTORS OF RALLY'S AND CHECKERS AND DO NOT CONSTITUTE RECOMMENDATIONS TO ANY STOCKHOLDER AS TO HOW TO VOTE AT THE RALLY'S OR CHECKERS MEETINGS.

INTERESTS OF PERSONS INVOLVED IN THE MERGER (PAGE 56)

     The executive officers and directors of Rally's and Checkers have interests in the merger that are different from your interests. Certain directors of Rally's and Checkers (or companies in which they have interests) hold approximately $16.4 million of Checkers' outstanding debt. We may use some of the assets of Checkers after the merger to repay all or a portion of such debt.

        Rally's executive officers and directors will receive options to purchase 8,820,675 shares of Checkers common stock in exchange for their Rally's options. Based upon the market price of Checkers common stock on May 12, 1999, the aggregate value of these options would be $1,009,855. If the amendment to Checkers' 1994 stock option plan for non-employee directors is approved, Checkers' non-employee directors after the merger and the reverse stock split will each receive options for Checkers common stock with an exercise price equal to the market value of the stock on the date of grant.

     As a part of the merger transaction, Checkers will sign a joint purchasing agreement with CKE Restaurants, Inc., an affiliate of the Chairman of the Board of Rally's and Checkers and a principal stockholder of Rally's. The agreement will provide that CKE will assist Checkers in cooperative purchasing.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES (PAGE 54)

     We expect that Checkers and Rally's and their stockholders will not recognize any gain or loss for U.S. federal income tax purposes in the merger, except in connection with any cash that Rally's stockholders receive instead of fractional shares. Checkers and Rally's have received a legal opinion that this will be the case. This legal opinion is filed as an exhibit to the Registration Statement of which this Joint Proxy Statement/Prospectus forms a part. The opinion will not bind the Internal Revenue Service, which could take a different view.

     Determining the actual tax consequences of the merger to you as an individual taxpayer can be complicated. The tax treatment will depend on your specific situation and many variables not within our or your control. You should consult your own tax advisor for a full understanding of the merger's tax consequences.

ACCOUNTING TREATMENT (PAGE 60)

     We expect the merger to be treated as a purchase transaction and, because former Rally's stockholders will hold a majority of Checkers common stock after the merger, as an acquisition of Checkers by Rally's for accounting and financial reporting purposes.

NO DISSENTERS' RIGHTS OF APPRAISAL (PAGE 61)

     Under Delaware law, Rally's and Checkers stockholders will not have any dissenter's rights of appraisal in connection with the merger.

REGULATORY MATTERS (PAGE 60)

     The Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, requires Rally's and Checkers to give information to the Antitrust Division of the United States Department of Justice and the United States Federal Trade Commission. A 30-day waiting period must expire or be terminated before the merger may be completed. On February 16, 1999, Rally's and Checkers made the required filings with the Department of Justice and the Federal Trade Commission. The Federal Trade Commission granted early termination of the required waiting period on February 26, 1999.

                     COMPARATIVE HISTORICAL AND PRO FORMA

                            COMBINED PER SHARE DATA


     We have summarized below per share information of Checkers and Rally's on a historical and pro forma basis after giving effect to the merger. Rally's stockholders will be entitled to receive 1.99 shares of Checkers common stock in exchange for each share of Rally's common stock. The pro forma information is also adjusted for the effect of a one-for-twelve reverse stock split. The information set forth below is only a summary and you should read it with the historical financial statements and related notes contained in this joint proxy statement/prospectus.


                                                              CHECKERS        RALLY'S         PRO
                                                             HISTORICAL     HISTORICAL       FORMA
                                                            ------------   ------------   -----------
Quarterly earnings per diluted share before extraordinary
  items (1) .............................................     $ (0.02)       $ (0.05)       $ (0.25)
Annual earnings per diluted share before extraordinary
  items (1) .............................................     $ (0.07)       $ (0.28)       $ (1.21)
Book value per share (2) ................................     $  0.59        $  1.12        $  7.64
Cash dividends declared per share .......................         -0-            -0-            -0-

----------------
(1) Assumes the merger was consumated on December 29, 1997.
(2) Assumes the merger was consumated on March 22, 1999.

                 SUMMARY PRO FORMA CONSOLIDATED FINANCIAL DATA


     The merger will be accounted for as a "purchase," which means that the purchase price will be allocated to assets acquired and liabilities assumed based on their estimated fair values at the time the companies are combined. Because former Rally's stockholders will own a majority of Checkers outstanding common stock as a result of the merger, Rally's will be considered the acquiring company for accounting purposes. We are providing the following financial information to aid you in your analysis of the financial aspects of the merger. We derived this information from audited financial statements for 1998 for both Checkers and Rally's. The information is only a summary of the unaudited pro forma financial information presented on pages 70 to 72, and you should read it in conjunction with our historical financial statements and related notes contained in this joint proxy statement/prospectus.

     While this pro forma financial information has been prepared based upon currently available information using assumptions that we believe are appropriate, you should be aware that this pro forma information may not be indicative of what actual results will be in the future or would have been for the periods presented. You should read the notes to the unaudited pro forma financial information beginning on page 70 for further discussion of the assumptions we made to prepare this information.


                                             QUARTER ENDED        YEAR ENDED
                                            MARCH 22, 1999     DECEMBER 28, 1998
                                           ----------------   ------------------
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
PRO FORMA INCOME STATEMENT DATA:
Net revenues                                   $ 61,832           $ 290,660
Net loss before extraordinary
 items                                           (2,386)            (11,322)
Cash dividends                                       --                  --
Diluted earnings per share before
 extraordinary items                              (0.25)              (1.21)
Weighted average common and
 common equivalent shares outstanding             9,388               9,388

PRO FORMA BALANCE SHEET DATA:
Total assets                                   $219,197
Long-term debt and capital leases
 (including current portion)                     98,394
Stockholders' equity                             71,737

                                 RISK FACTORS

     IN ADDITION, TO THE OTHER INFORMATION INCLUDED IN THIS JOINT PROXY STATEMENT/PROSPECTUS, INCLUDING THE MATTERS ADDRESSED IN "A WARNING ABOUT FORWARD-LOOKING STATEMENTS" ON PAGE 13, STOCKHOLDERS OF RALLY'S HAMBURGERS, INC. AND CHECKERS DRIVE-IN RESTAURANTS, INC. SHOULD CAREFULLY CONSIDER THE MATTERS DESCRIBED BELOW IN DETERMINING WHETHER TO ADOPT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY.

RALLY'S AND CHECKERS' DECREASING RESTAURANT SALES MAY CONTINUE AFTER THE MERGER.

     We cannot predict whether sales after the merger will increase, decrease or remain flat. Rally's has had lower restaurant sales during each year from 1993 through 1997 and had flat sales in 1998. Checkers has had lower restaurant sales during each quarter from March 1996 through December 1997, and annual sales declined each year from 1992 through 1997. Checkers comparable store sales during 1998 increased 2.3%, while total restaurant sales increased 1.7%.

RALLY'S AND CHECKERS WILL CONTINUE TO EXPERIENCE OPERATING LOSSES IF THEY ARE UNABLE TO SIGNIFICANTLY INCREASE SALES AFTER THE MERGER.

     Rally's has had losses before extraordinary items in each year since 1993, and Checkers has had net losses in each year since 1994. Rally's had net losses of $4.5 million and $7.5 million in 1997 and 1998, and Checkers had net losses of $12.9 million and $5.3 million in 1997 and 1998. These losses were primarily caused by lower restaurant sales at Rally's and Checkers during these periods. We have adopted programs to reduce our expenses, but we continue to incur losses because of the failure to increase sales.

THE MERGER CONSIDERATION IS FIXED DESPITE POTENTIAL CHANGES IN RELATIVE STOCK PRICES.

     Upon completion of the merger, each Rally's common share will be converted into 1.99 Checkers common shares (prior to giving effect to the proposed one-for-12 reverse stock split). This exchange ratio will not be adjusted in the event of any increase or decrease in the price of Rally's or Checkers common stock. The prices of Rally's and Checkers common stock when the merger takes place may be different than their prices at the date of this joint proxy statement/prospectus and at the date of the stockholders meetings. See "Comparative Stock Prices and Dividends" on page 166 for further information. These differences may be the result of changes in the business, operations or prospects of Rally's or Checkers, market assessments of the likelihood and timing of the merger, regulatory considerations, general market and economic conditions and other factors. At the time of their meetings, Rally's stockholders will not know the exact value of the Checkers common stock that they will receive when the merger is completed. You are urged to obtain current market quotations for Rally's and Checkers.

CHECKERS MAY NOT BE ABLE TO REALIZE SIGNIFICANT ADDITIONAL COST SAVINGS AS A RESULT OF THE MERGER.


     The operations of Rally's and Checkers have already been substantially consolidated as a result of a management services agreement, which took effect as of November 1997, under which Checkers provides executive management and other administrative services to Rally's. In addition, Rally's and Checkers have, since late 1996, coordinated their purchasing efforts with CKE Restaurants, Inc., owner of the Carls, Jr. and Hardee's chains, a principal stockholder of Rally's and a major creditor of Checkers. We believe we will be able to achieve additional savings as a result of the elimination of the costs associated with Rally's being a public company. However, we do not believe there will be additional significant cost savings as a result of the combination of our operations.

THE COMBINED COMPANY WILL BE REQUIRED TO PAY FEDERAL INCOME TAXES IF IT HAS TAXABLE INCOME GREATER THAN ITS AVAILABLE NET OPERATING LOSS CARRYFORWARDS.

     As a result of the merger, the combined company may be required to pay federal income taxes because of limitations on the use of net operating loss carryforwards. Currently, Checkers has approximately $61.6 million in loss carryforwards which it can use in whole or in part in any year. Rally's currently has approximately $49.8 million in loss carryforwards, of which it may use approximately $2.3 million each year with any unused portion carried forward to the next year. The merger will result in an ownership change of Checkers and Rally's for purposes of the Internal Revenue Code and the combined company's use of net operating loss carryforwards may be limited to approximately $41 million after the merger, of which it may use approximately $2.2 million each year with any unused portion carried forward. We have consulted with our tax counsel about the foregoing. See "The Merger--Certain Federal Income Tax Consequences" at page 54.

CONTINUED LISTING ON NASDAQ IS UNCERTAIN.

     Checkers common stock could be delisted from the NASDAQ National Market if its trading value does not remain above $1.00 per share after the merger and the reverse stock split. If Checkers stock were delisted the trading market for Checkers stock would lose a considerable amount of liquidity.


     The requirements for continued listing on the NASDAQ National Market include a requirement that the closing bid price of the common stock of each listed company not fall below the minimum trading value of $1.00 per share for any 30 trading day period. The market price of Checkers common stock has closed below $1.00 since July 28, 1998. Except for one day, Rally's common stock has closed below $1.00 since February 1, 1999. Checkers and Rally's received letters from NASDAQ stating that their common stock would be delisted if they were unable to comply with the $1.00 minimum bid price requirement. Checkers requested a hearing with a NASDAQ panel which was held on February 19, 1999 and automatically stayed the delisting. A similar hearing was held for Rally's on April 23,

1999. At the hearings, Checkers and Rally's explained their plan for compliance with the $1.00 requirement in the future, including the merger and the one-for-12 reverse stock split which is being presented to their stockholders. On June 18, 1999, we were notified by NASDAQ that it would continue the listing of both companies' securities through the anticipated closing date of August 9, 1999. After the merger, Checkers stock must have a closing bid price of at least $1.00 per share for a minimum of ten consecutive days and Checkers must comply with all other requirements for continued listing. We must submit documents on or prior to August 9, 1999 showing that the merger has been completed, at which time Rally's stock will be delisted since Rally's will no longer exist as a separate corporation. We cannot be certain that the market price of Checkers common stock will increase enough after the merger and the reverse stock split to satisfy the minimum trading value requirement. Therefore, we cannot be certain that Checkers will be able to continue to list its common stock on NASDAQ. On June 17, 1999, the closing per share price of Rally's common stock and Checkers common stock was $0.6875 and $0.375, respectively. If Checkers stock is delisted from NASDAQ, it will be traded on the OTC Bulletin Board.

WE ARE ADVERSELY AFFECTED BY INTENSE COMPETITION.

     There is intense competition in the quick-service restaurant industry which has adversely affected both Rally's and Checkers. We expect to continue to experience intense competition.

     In addition, we compete with major chains which have substantially greater financial resources and longer operating histories then we do and dominate the quick-service restaurant industry. We compete primarily on the basis of food quality, price and speed of service. A significant change in pricing or other marketing strategies by one or more of our competitors could have a material adverse impact on our sales, earnings and growth. All of the major quick-service chains have increasingly offered selected food items and combination meals at discounted prices. Beginning generally in the summer of 1993, the major quick-service hamburger chains began to intensify their promotions of value priced meals, many specifically targeting the $.99 price point at which we sell many of our products. This increased promotional activity has continued, and management believes that it has had a negative impact on our sales. While we cannot predict how long this promotional activity will last or the extent to which this pricing may become more or less competitive, we believe such pricing will have a continued adverse effect on our sales and earnings.

     This competition can be significantly affected by many factors, including:

     /bullet/ changes in local, regional or national economic conditions;

     /bullet/ changes in consumer tastes;

     /bullet/ consumer concerns about the nutritional quality of quick-service food;

     /bullet/ increases in the number of, and particular location of, competing quick-service restaurants. We can also be hurt by our competitors' ability to deal more effectively than we can with factors such as:

     /bullet/ inflation;

     /bullet/ increases in food, labor and energy costs;

     /bullet/ the availability and cost of suitable sites

     /bullet/ fluctuating interest and insurance rates;

     /bullet/ state and local regulations and licensing requirements; and

     /bullet/ the availability of an adequate number of hourly-paid employees.

OUR AVAILABLE CASH WILL BE LIMITED AS A RESULT OF OUR DEBT SERVICE OBLIGATIONS.

     After the merger, Checkers will continue to carry a heavy debt burden which will limit its operating flexibility and affect cash flow. On May 12, 1999, Rally's had outstanding approximately $52.8 million of its 9 7/8% senior notes, which must be paid by June 15, 2000, and Checkers had outstanding approximately $17.4 million of debt under its credit agreement, which must be paid by April 30, 2000. In December 1998, Rally's and Checkers completed mortgage financing transactions of $4.3 million and $10 million. Both Rally's and Checkers are required to make large interest payments. In 1998, $5.7 million was paid on Rally's senior notes and $3.3 million was paid on Checkers' principal debt. Giving effect to the merger, Checkers will be obligated to pay approximately $5.1 million, $2.3 million and $1.3 million in interest annually on the senior notes, the debt under the credit agreement and the mortgage debt, respectively.

IF WE ARE UNABLE TO REPAY OUR DEBT WHEN DUE, OUR CREDITORS MAY USE ALL LEGAL MEANS TO COLLECT, INCLUDING FORECLOSURE ON OUR ASSETS.

     In order to repay the Checkers debt and the senior notes, Checkers may seek to raise capital through sale of equity securities in one or more private placements, which would dilute the interests of current stockholders. In addition, Checkers may enter into one or more sale/leaseback transactions and/or sell certain of the Checkers and Rally's company-owned restaurants after the merger. The net proceeds would be used to pay down the amount owed under the senior notes and the credit agreement. Of course, we cannot be certain that the proceeds of these transactions will be sufficient to repay a significant portion of the amounts owed on the senior notes and the credit agreement.

IF WE ARE UNABLE TO COMPLY WITH OUR DEBT COVENANTS, OUR CREDITORS MAY ACCELERATE THE DUE DATE OF, AND INCREASE THE INTEREST PAYABLE ON OUR DEBT.

     Checkers will be subject to the significant restrictions contained in Checkers and Rally's debt obligations. After the merger, Checkers will be subject to restrictive covenants under the senior notes and the mortgage financing. Under the Checkers credit agreement, Checkers must continue to maintain minimum consolidated earnings before interest, taxes, depreciation and amortization, including amortization of goodwill and other intangibles, of $2.75 million for each trailing 12-week period. Checkers obtained a waiver of this requirement through August 9, 1999. If the waiver had not been granted, the holders of the Checkers debt could have demanded immediate payment of all outstanding principal and interest and required an increase in the interest rate from 13% to 15%.

STOCKHOLDERS WILL BE DILUTED BY THE MERGER.

     As a result of the merger and the reverse stock split, approximately

     /bullet/ 9.4 million Checkers common shares will be outstanding (excluding treasury shares),

     /bullet/ 4.8 million shares will be reserved for issuance in connection with the exercise of outstanding options and warrants, and

     /bullet/ options to purchase 8.8 million shares will be available for grant under our stock option plans.

     As a result, your percentage ownership interest in the combined company may be less than your percentage ownership was in Rally's or Checkers before the merger. For example, if you owned approximately 10% of Rally's common stock before the merger, you would own approximately 5% of Checkers common stock after the merger. We may issue additional shares of common stock or preferred stock in the future in connection with private placements, acquisitions, corporate combinations, financing activities or employee compensation plans, which could further dilute your percentage ownership interest.

THE COMBINED COMPANY'S LARGEST STOCKHOLDERS WILL HAVE A SIGNIFICANT INFLUENCE ON MATTERS PUT TO A VOTE.

     As a result of the merger and the reverse stock split, CKE Restaurants, Inc. will own 1,560,907 Checkers common shares (approximately 16.6% of the outstanding shares) and will beneficially own 865,511 shares underlying warrants, and Santa Barbara Restaurant Group, Inc. will own 399,471 Checkers common shares (approximately 4.3% of the outstanding shares). Therefore, we believe CKE and Santa Barbara Restaurant Group will have a significant influence on elections of directors and other matters put to a vote of stockholders after the merger. In addition, GIANT GROUP, LTD. will own 534,915 Checkers common shares (approximately 5.7% of the outstanding shares) and will beneficially own 237,416 shares underlying warrants.

CHECKER'S STOCK PRICE MAY BECOME MORE VOLATILE AS A RESULT OF THE MERGER.

     Checkers common stock, which is traded on the NASDAQ National Market, has experienced, and could experience in the future, significant price and volume fluctuations which could adversely affect its market price. The increase in Checkers' per share price coupled with a reduced number of shares outstanding, both of which are expected to occur as a result of the merger and the reverse stock split, may lead to an increase in this volatility. We believe this result may occur because the anticipated increase in analyst coverage of Checkers could result in increased market sensitivity to information about Checkers and absolute price changes may be greater as a result of Checkers' increased share price. In addition, we believe that factors such as quarterly fluctuations in our financial results, the overall economy and the financial markets could cause the price of Checkers common stock to fluctuate substantially. Additionally, Checkers stock has historically traded at a discount from its per share book value. After the merger, such discount may continue.

WE MAY INCUR SIGNIFICANT COSTS DEFENDING LAWSUITS TO WHICH WE ARE A PARTY.

     Although we cannot determine at this time the outcome of the lawsuits to which Checkers or Rally's is a party, if the outcome is adverse to us, the potential liability could be material. In addition, we believe that the costs of defending these actions could be significant. Checkers and Rally's are parties to the litigation described at pages 121 and 135 in this joint statement/prospectus. The Checkers litigation matters described at page 121 include four disputes with its franchisees and include claims of fraud and violations of state franchise laws. The Rally's litigation matters described at page 135 include a securities class action against Rally's and various Rally's officers and directors and a derivative action, purportedly brought on behalf of Rally's against GIANT and various Rally's officers and directors. In addition, Checkers and Rally's are defendants in two actions filed in connection with a proposed merger of Checkers, Rally's and GIANT on behalf of Checkers' stockholders. Although that transaction has since been terminated these complaints have not been dismissed and the plaintiffs may amend their complaints to challenge the merger of Rally's and Checkers. If the plaintiffs in these actions proceed and are successful after the merger is completed, we could be required to "undo" the merger. See "The Merger-- Litigation" at page 61.

                  A WARNING ABOUT FORWARD-LOOKING STATEMENTS


     We make forward-looking statements in this document, and in the public documents to which we refer, that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our operations or the performance of the combined company after the merger. Also, when we use any of the words "believes,","expects," "anticipates" or similar expressions, we are making forward-looking statements. Many possible events or factors could affect the future financial results and performance of each of our companies and the combined company after the merger. This could cause results or performance to differ materially from those expressed in our forward-looking statements. You should consider these risks when you vote on the merger, including the following events or factors:


     1. Our revenues after the merger may be lower than we expect, our restructuring charges may be higher than we expect or our operating costs after the merger may be greater than we expect;

     2. Competition within the fast food restaurant industry, which is already intense, may get stronger;

     3. We may have more trouble obtaining regulatory approvals for the merger than we expect;

     4. We may have more trouble integrating our businesses or retaining key personnel than we expect;

     5. Our cost savings from the merger may be less than we expect, or we may be unable to achieve those cost savings as soon as we expect;

     6.   General economic or business conditions may be worse than we expect;

     7.   Legislative or regulatory changes may adversely affect our business;

     8. Technological changes and systems integration may prove to be harder to make or more expensive than we expect;

     9.   Adverse changes may occur in the securities markets; and

     10. We may not be able to restructure Rally's and Checkers' debt on favorable terms.

                           THE STOCKHOLDERS MEETINGS

PURPOSE, TIME AND PLACE

     Checkers and Rally's are furnishing this joint proxy statement/prospectus to Checkers' and Rally's stockholders in connection with the solicitation of proxies by the boards of directors of Checkers and Rally's for use at their meetings of stockholders to be held on July 29, 1999 at Fess Parker's Doubletree Resort, located at 633 East Cabrillo Boulevard, Santa Barbara, California. The Rally's meeting will be held at 9:30 a.m. local time, and the Checkers meeting will be held at 10:30 a.m., local time.

     At their meeting, the Checkers stockholders will be asked to vote on proposals to:

     /bullet/ adopt and approve the agreement and plan of merger, dated as of January 28, 1999, between Checkers and Rally's;

     /bullet/ amend Checkers' certificate of incorporation to increase the number of authorized shares of Checkers common stock;

     /bullet/ amend Checkers' certificate of incorporation to effect a one-for-12 reverse stock split;

     /bullet/ elect three directors;

     /bullet/ approval of amendments to Checkers' 1994 stock option plan for non-employee directors;

     /bullet/ approve the Checkers employee stock purchase plan; and

     /bullet/ ratify the appointment of KPMG LLP as Checkers' independent certified public accountants.

     At their meeting, the holders of Rally's common stock will be asked to vote on a proposal to adopt and approve the merger agreement and elect directors in the event the merger is not consummated.

RECORD DATE; VOTING POWER

     The Checkers and Rally's boards have each fixed the close of business, 5:00 p.m., New York City time, on June 21, 1999, as the record date for determining the Checkers and Rally's stockholders entitled to notice of and to vote at, their stockholders meetings. Only stockholders of record at the close of business on the record date will be entitled to notice of, and to vote at, the stockholders meetings.

     At the close of business on the record date, 29,335,243 shares of Rally's common stock were issued and outstanding and entitled to vote at the Rally's meeting, and 73,408,047 shares of Checkers common stock were issued and outstanding and entitled to vote at the Checkers meeting. Stockholders of record of Checkers and Rally's common stock are entitled to one vote per share on any matter which may properly come before their meetings. Votes at each meeting may be cast in person or by proxy. See "--Voting of Proxies" on page 16.

     The presence at the Checkers meeting and the Rally's meeting, either in person or by proxy, of the holders of a majority of the outstanding Checkers common stock or the Rally's common stock entitled to vote, is necessary to constitute a quorum in order to transact business at such meetings. However, in the event that a quorum is not present at either meeting, it is expected that the meeting will be adjourned or postponed in order to solicit additional proxies.

VOTES REQUIRED

     Approval of the merger agreement will require the affirmative vote of the holders of a majority of the outstanding Checkers common shares and Rally's common shares. A similar vote is required of the holders of Checkers common shares for the approval of the increase in Checkers authorized common shares and the one-for-12 reverse stock split. Approval of:

     /bullet/ Checkers stock option plan;

     /bullet/ election of three directors;

     /bullet/ Checkers employee stock purchase plan; and

     /bullet/ ratification of the independent certified public accountants requires a majority of the votes cast at the Checkers meeting. Election of Rally's directors, who will only serve if the merger is not completed, requires a plurality of the votes cast at the Rally's meeting.

     Under applicable Delaware law, in determining whether the proposal to adopt and approve the merger agreement and the transactions contemplated thereby and the amendments to Checkers' certificate of incorporation, abstentions will have the same effect as a vote against the proposals. Brokers who hold Checkers common stock or Rally's common stock as nominees, in the absence of instructions from the beneficial owners, will not have discretionary authority to vote for approval and adoption of the merger agreement, but brokers who hold Checkers common stock will have authority to vote for the approval of the increase in authorized Checkers common stock and the reverse stock split . Any shares which are not voted because the nominee-broker lacks discretionary authority will have the same effect as a vote against the proposals.

     A properly executed proxy marked "Withhold Authority" with respect to the election of one or more directors will not be treated as voted with respect to the directors indicated, although it will be counted for purposes of determining whether there is a quorum. A properly executed proxy marked "Abstain," although counted for purposes of determining whether there is a quorum, will not be voted. Accordingly, an abstention will have the same effect as a vote cast against any proposal. Brokers, in the absence of instructions from the beneficial owners, will have discretionary authority to vote shares of Checkers common stock held by them as nominees for all proposals other than the merger agreement. Any shares as to which a broker has discretionary authority but which are not voted will be counted for purposes of determining whether there is a quorum but will not be counted in determining the number of shares needed for approval of the option plans.

     CKE Restaurants, Santa Barbara Restaurant Group, GIANT and William P. Foley, II, owners of approximately 52% of the outstanding Rally's common stock, have granted a proxy to Rally's to vote their shares in connection with the merger. Therefore, adoption and approval of the merger agreement by Rally's stockholders is assured. In addition, Rally's has granted a proxy to Checkers to vote its Checkers common shares (approximately 26% of the outstanding shares) in connection with the merger and the other matters to be considered and voted upon at the Checkers meeting.

VOTING OF PROXIES

     Shares represented by properly executed proxies received in time for the meetings will be voted at the meeting in the manner specified by the proxies. Checkers stockholders should be aware that, if your proxy is properly executed but does not contain voting instructions, your proxy will be voted FOR adoption and approval of Checkers proposals 1 through 7. Rally's stockholders should be aware that, if your proxy is properly executed but does not contain voting instructions, your proxy will be voted FOR adoption and approval of Rally's proposals 1 and 2. It is not expected that any other matter will be brought before the Checkers and Rally's stockholders meetings. If other matters are properly presented before the meetings, the persons named in such proxy will have authority to vote in accordance with their judgment on any other such matter, including any proposal to adjourn or postpone the meeting or otherwise concerning the conduct of the meeting; provided, that a proxy that has been designated to vote against the adoption and approval of the merger agreement will not be voted, either directly or through a separate proposal, to adjourn the meeting to solicit additional votes.

REVOCABILITY OF PROXIES

     The grant of a proxy on the enclosed Rally's and Checkers proxy cards does not preclude a stockholder from voting in person. A stockholder of Rally's or Checkers may revoke a proxy at any time prior to its exercise by:

   /bullet/ delivering, prior to the meeting, to James T. Holder, Secretary of Rally's Hamburgers, Inc. and Checkers Drive-In Restaurants, Inc., 14255 49th Street North, Building I, Clearwater, Florida 33762, a written notice of revocation bearing a later date or time than the proxy;

   /bullet/ delivering to the Secretary of Rally's or Checkers a duly executed proxy bearing a later date or time than the proxy; or


   /bullet/ attending the Rally's meeting or Checkers meeting and voting in person. Neither Rally's nor Checkers expects to adjourn their meeting for a period of time long enough to require the setting of a new record date for such meeting. If an adjournment occurs, it will have no effect on the ability of either Rally's or Checkers stockholders of record as of June 21, 1999 to exercise their voting rights or to revoke any previously delivered proxies.

SOLICITATION OF PROXIES

     Each of Rally's and Checkers will bear the cost of solicitation of proxies from its own stockholders. In addition to solicitation by mail, the directors, officers and employees of each of Rally's and Checkers and their subsidiaries may solicit proxies from their stockholders by telephone, telegram or in person. Arrangements will also be made with brokerage houses and other custodians, nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of stock held of record by them, and Rally's and Checkers will reimburse the custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses.

     In addition, Checkers has retained American Stock Transfer & Trust Co. to assist it in the solicitation of proxies from stockholders in connection with its meeting. American Stock Transfer & Trust Co. will receive a fee which Checkers expects will not exceed $5,000 as compensation for its services and reimbursement of its out-of-pocket expenses. Checkers has agreed to indemnify American Stock Transfer & Trust Co. against certain liabilities arising out of or in connection with its engagement.

SHARE OWNERSHIP OF MANAGEMENT AND CERTAIN STOCKHOLDERS

     RALLY'S

     The following table sets forth, as of May 12, 1999, information as to the beneficial ownership of Rally's common stock by:

     /bullet/ each person serving Rally's as a director on such date;

     /bullet/ each person who qualifies as a "named executive officer" as defined in Item 402(a)(3) of Regulation S-K under the Securities Exchange Act of 1934, as amended;

     /bullet/ all current directors and executive officers of Rally's as a group; and

     /bullet/ each person known to Rally's as having beneficial ownership of more than 5% of Rally's common stock.


                                                         NUMBER OF        PERCENT OF
NAME                                                    SHARES (1)        CLASS (2)
----                                               --------------------  -----------
William P. Foley, II .........................           734,353(3)          2.5%
James J. Gillespie ...........................           100,000(4)            *
Harvey Fattig ................................            18,667(4)            *
Joseph N. Stein ..............................            45,667(5)            *
James T. Holder ..............................            11,667(4)            *
Richard A. Peabody ...........................            17,000(6)            *
Terry N. Christensen .........................           437,177(7)          1.5%
Willie D. Davis ..............................           490,000(4)          1.7%
David Gotterer ...............................           508,568(8)          1.7%
Ronald B. Maggard ............................           275,000(9)            *
Andrew Puzder ................................           265,925(10)           *
Burt Sugarman ................................         1,358,209(11)         4.6%
C. Thomas Thompson ...........................           510,125(12)         1.7%
All current directors and executive officers
  as a group (12 persons) ....................         4,772,358(13)        16.3%
CKE Restaurants, Inc. ........................        10,937,995(14)        37.3%
1700 N. Harbor Blvd.
Anaheim, CA 92801
Santa Barbara Restaurant Group, Inc. .........         2,408,874             8.2%
3938 State Street, #200
Santa Barbara, CA 93105
GIANT GROUP, LTD. ............................         3,225,618            11.0%
9000 Sunset Blvd., 16th Floor
Los Angeles, CA 90069
Citigroup Inc.(15)
153 East 53rd Street .........................         1,809,516(16)         6.2%
New York, NY 10043

----------------
 *  Less than 1%.

 (1) Based upon information furnished to Rally's by the named persons and information contained in filings with the Securities and Exchange Commission. Under the rules of the Commission, a person is deemed to beneficially own shares over which the person has or shares voting or investment power or which the person has the right to acquire beneficial ownership within 60 days. Unless otherwise indicated, the named persons have sole voting and investment power with respect to their shares.

 (2) Based on 29,335,243 shares outstanding as of May 12, 1999. Shares subject to options or warrants exercisable within 60 days are deemed outstanding for computing the percentage of class of the persons holding options or warrants but are not deemed outstanding for computing the percentage of class for any other person.

 (3) Includes 533,000 shares underlying options and warrants. Excludes 9,412,507 shares held directly and 1,525,488 shares underlying warrants held by CKE and 2,408,874 shares held directly by Santa Barbara Restaurant Group, as to which Mr. Foley disclaims beneficial ownership. Mr. Foley is Chairman of the Board and Chief Executive Officer of CKE and Chairman of the Board of Santa Barbara Restaurant Group.

 (4) Represents common stock underlying options.

 (5) Includes 18,667 shares underlying options. Mr. Stein resigned as an officer of Checkers and Rally's effective April 8, 1999.

 (6) Includes 7,000 shares underlying options.

 (7) Includes 410,000 shares underlying options and warrants.

 (8) Includes 474,115 shares underlying options and warrants, but excludes 22,500 shares underlying options held by Mr. Gotterer, as to which shares he disclaims beneficial ownership since a business partner is entitled to the beneficial ownership of such shares upon any exercise of such options.

 (9) Includes 245,000 shares underlying options.

(10) Includes 245,000 shares underlying options.

(11) Includes 1,040,000 shares underlying options and 15,285 shares and 252,586 shares beneficially owned by Mr. Sugarman's minor child and spouse, as to which he disclaims beneficial ownership. Excludes 3,225,618 shares owned by GIANT GROUP, LTD. as to which Mr. Sugarman disclaims beneficial ownership. Mr. Sugarman is the Chairman of the Board, President and Chief Executive Officer of GIANT.

(12) Includes 490,000 shares underlying options.

(13) Includes 4,083,116 shares underlying options and warrants.

(14) Includes 9,412,507 shares held directly and 1,525,488 shares underlying warrants.

(15) Based upon a Schedule 13G, dated December 31, 1998, filed by Citigroup Inc., Associated Madison Companies, Inc., PFS Services, Inc., The Travelers Insurance Group Inc., Travelers Property Casualty Corp. and The Travelers Indemnity Company. Travelers Property Casualty Corp. is the sole stockholder of The Travelers Indemnity Company; The Travelers Insurance Group Inc. is the majority stockholder of Travelers Property Casualty Corp.; PFS Services, Inc. is the sole stockholder of The Travelers Indemnity Group Inc.; Associated Madison Companies, Inc. is the sole stockholder of PFS Services, Inc.; and Citigroup is the sole stockholder of Associated Madison Companies.

(16) Includes an unspecified number of securities entitling the holder to acquire Rally's common stock.

     CHECKERS

     The following table sets forth, as of May 12, 1999, information as to the beneficial ownership of Checkers common stock by:

     /bullet/ each person serving Checkers as a director on such date, each nominee for director and each Rally's director who will become a Checkers director after the merger;

     /bullet/ each person who qualifies as a "named executive officer" as defined in Item 402(a)(3) of Regulation S-K under the Exchange Act;

     /bullet/ all of the current directors and executive officers of Checkers as a group; and

     /bullet/ each person known to Checkers as having beneficial ownership of more than 5% of Checkers common stock.

                                                      NUMBER OF
                                                       SHARES
                                                    BENEFICIALLY        PERCENT OF
NAME                                                  OWNED (1)         CLASS (2)
----                                            --------------------   -----------
William P. Foley, II .......................         1,401,500(3)          1.9%
James J. Gillespie .........................                --               *
Harvey Fattig ..............................            98,000(4)            *
Joseph N. Stein ............................           318,000(5)            *
James T. Holder ............................           227,500(4)            *
Richard A. Peabody .........................            62,333(6)            *
Richard E. Fortman .........................                --              --
Terry N. Christensen .......................           546,800(4)            *
Clarence V. McKee ..........................           549,200(4)            *
Peter O'Hara ...............................           145,000(7)            *
Burt Sugarman ..............................         1,257,050(8)          1.7%
Willie D. Davis ............................                --              --
David Gotterer .............................                --              --
Ronald B. Maggard ..........................                --              --
Andrew Puzder ..............................                --              --
C. Thomas Thompson .........................           733,290(9)            *
All current Directors and executive officers
 as a group (11 persons) ...................         5,338,673(10)         7.3%
Rally's Hamburgers, Inc. ...................        19,130,930            26.1%
14255 49th Street North
Building I
Clearwater, Florida 33762
CKE Restaurants, Inc. ......................         7,350,428(11)        10.0%
401 W. Carl Karcher Way
Anaheim, CA 92801

----------------
 *  Less than 1%

 (1) Based upon information furnished to Checkers by the named persons and information contained in filings with the Securities and Exchange Commission. Under the rules of the Commission, a person is deemed to beneficially own shares over which the person has or shares voting or investment power or which the person has the right to acquire beneficial ownership within 60 days. Unless otherwise indicated, the named persons have sole voting and investment power with respect to their shares.

 (2) Based on 73,408,047 Checkers common shares outstanding as of May 12, 1999. Shares subject to options or warrants exercisable within 60 days are deemed outstanding for computing the percentage of class of the persons holding options or warrants but are not deemed outstanding for computing the percentage of class for any other person.

 (3) Includes 1,401,500 shares subject to options and warrants. Excludes 2,108,262 shares subject to warrants held by Fidelity National Financial, Inc. and 7,350,428 shares subject to warrants held by CKE, as to which Mr. Foley disclaims beneficial ownership. Mr. Foley is the Chairman of the Board and Chief Executive Officer of CKE and Fidelity.

 (4) Represents shares underlying options.

 (5) Includes 298,000 shares subject to options. Mr. Stein resigned as an officer of Checkers and Rally's effective April 8, 1999.

 (6) Includes 51,333 shares subject to options.

 (7) Includes 120,000 shares subject to options. Excludes 2,000 shares held by Mr. O'Hara's mother, as to which he disclaims beneficial ownership.

 (8) Includes 1,257,050 shares subject to options and warrants. Excludes 2,849,002 shares subject to warrants held by KCC Delaware Company, a wholly owned subsidiary of GIANT, of which Mr. Sugarman is Chairman of the Board, President and Chief Executive Officer, as to which Mr. Sugarman disclaims beneficial ownership.

 (9) Includes 733,290 shares subject to options and warrants.

(10) Includes 5,068,583 shares subject to options and warrants.

(11) Includes 7,350,428 shares subject to warrants.

                                  THE MERGER

GENERAL

     This joint proxy statement/prospectus is being furnished to stockholders of Rally's and Checkers in connection with the solicitation of proxies by the Rally's and Checkers boards from holders of their common stock for use at the stockholders meetings to be held on July 29, 1999. This joint proxy statement/prospectus also constitutes a prospectus of Checkers, which is a part of the registration statement on form S-4 filed by Checkers with the Securities and Exchange Commission under the Securities Act of 1933 in order to register the shares of Checkers common stock to be issued in the merger.

     In the merger, other than shares held by Checkers or in Rally's treasury or by any wholly owned subsidiary of Rally's or Checkers, each share of Rally's common stock issued and outstanding immediately prior to the effective time of the merger, will be converted, without any action on the part of the holder, into 1.99 Checkers common shares. Cash will be paid in lieu of fractional shares.

BACKGROUND OF THE MERGER

     In April 1996, CKE Restaurants, Inc. and Fidelity National Financial, Inc. acquired a total of 3,118,239 Rally's common shares, and options to buy a total of 2,350,428 additional shares, from GIANT GROUP, LTD., which at the time beneficially owned 47.6% of Rally's common stock and was Rally's largest stockholder. By December 1996, all of the options acquired by CKE and Fidelity had been exercised. In March 1996, as a part of the arrangement between GIANT, on the one hand, and CKE and Fidelity, on the other hand, William P. Foley, II, chairman of the board of CKE and Fidelity, and C. Thomas Thompson, chief executive officer of CKE, were elected directors of Rally's, and in October 1997, Mr. Foley became the chairman of the board of Rally's. In November 1996, a group of investors, including CKE, Fidelity, a subsidiary of GIANT, Messrs. Foley and Thompson and Burt Sugarman, chairman of the board, president and chief executive officer of GIANT, entered into an amended and restated credit agreement with Checkers, as a result of which Checkers, among other things, issued to the various investors warrants to purchase a total of 20 million Checkers common shares. The warrants are exercisable through November 22, 2002 at $.75 per share. Terry N. Christensen, a director of GIANT and Rally's, and Messrs. Foley and Thompson were elected as directors of Checkers. In June 1997, Mr. Sugarman was also elected as a director of Checkers.

     Currently, Rally's owns 19,130,930 Checkers common shares, approximately 26% of the total outstanding shares. Rally's acquired most of these shares, in exchange for the issuance of a total of 8,476,036 Rally's common shares, in December 1997 from CKE, Fidelity and various other Checkers stockholders, including Terry N. Christensen, William P. Foley, II, David Gotterer, Andrew Puzder, Burt Sugarman and C. Thomas Thompson, all of whom serve on the Rally's board and/or the Checkers board. Most of the Checkers common stock acquired by Rally's was originally issued in February 1997 as part of a $19.5 million private placement by Checkers. In December 1998, Fidelity transferred its holdings in Rally's to Santa Barbara Restaurant Group, Inc. in exchange for 2,478,000 shares of Santa Barbara Restaurant Group's common stock, as a result of which Fidelity beneficially owns 7,187,765 shares, including warrants to purchase 2,470,000 shares, or approximately 40.7% of the outstanding Santa Barbara Restaurant Group's common stock. Mr. Foley is the chairman, Mr. Puzder is the chief executive officer and a director, and Mr. Sugarman is a director, of Santa Barbara Restaurant Group.

     The businesses of Rally's and Checkers are highly complementary. They offer similar products in similar restaurant formats. Checkers' and Rally's systems and volumes are of similar size, and for the most part, their areas of operations do not overlap, with Checkers being concentrated in the Southeast and Rally's being concentrated in the Midwest and the Sunbelt. Since early 1997, when ownership of the two companies began to overlap, and particularly since December 1997, when Rally's became the largest stockholder of Checkers, Checkers and Rally's have increasingly sought to increase their operating efficiencies through integrating management and operations. Effective November 1997, Rally's and Checkers entered into a management services agreement under which Checkers provides key services to Rally's including executive management, financial planning and accounting, franchise, purchasing and human resources. Checkers and Rally's share executive officers, including the chief executive officer and chief operating officer, and share a common corporate headquarters.

     Over the course of many years, including periods during which Rally's and Checkers were under wholly separate ownership and management, they have from time to time explored possible business combinations.

     In March 1997, the Checkers board approached Mr. Sugarman, in his capacity as chairman of the board of Rally's, and advised him that Checkers had an interest in a potential business combination with Rally's. On March 25, 1997, Rally's and Checkers announced the execution of a letter of intent with respect to the proposed merger. The board of each company established a special committee to review the proposal and each board and their special committee held a number of meetings to consider the proposal during the period from March through June 1997. A key term of the proposed transaction was the requirement that the transaction be accounted for as a pooling of interests for the reasons described below. In June 1997, when it became apparent that pooling treatment would not be assured, Rally's and Checkers discontinued their discussions regarding a potential transaction.

     If combining companies use the purchase, as opposed to the pooling, method of accounting for a business combination, they are required to amortize any goodwill which results from the combination. Goodwill will result if the value of the transaction exceeds the value of the net assets of the acquired company. In the case of a stock for stock merger of two publicly traded companies, the value of the transaction is determined by the market price of the stock being acquired. Due to the value of the proposed transaction in 1997, the amortization expense we would have been required to record would have significantly offset the projected savings we expected to achieve as a result of the transaction. However, the value of the merger now proposed between Checkers and Rally's is substantially less than in 1997 since the market price of the stock of Checkers and Rally's has declined. Therefore, the goodwill associated with our merger is much less than in 1997, and we will have significantly less amortization expense as a result.

     Checkers and Rally's continued the process of seeking to strengthen and streamline their operations and effect operating efficiencies through integration of various management and procurement functions. As described above, these efforts culminated in late 1997 with the entry into the management services agreement, at which time Checkers began to provide key services to Rally's, and the exchange transaction, as a result of which Rally's became Checkers' largest stockholder.

     Following GIANT's determination in late 1997 to terminate its ocean-going yacht co-ownership program, GIANT actively explored various acquisition opportunities in order to make more effective use of its approximately $50 million in net tangible assets, especially since the market price for GIANT common stock was significantly below its book value. In August 1998, in conversations between Mr. Sugarman and Mr. Foley, the possibility of a business combination between Rally's and GIANT was raised. The basic idea was that the infusion of GIANT's cash and other resources into Rally's would significantly strengthen Rally's balance sheet and its ability to implement its business plan. Since GIANT's stockholders would become direct stockholders in Rally's, they would have the opportunity to participate in the growth prospects of the reinvigorated company. In the course of discussions in August 1998, which principally involved Messrs. Sugarman, Christensen, Foley and Puzder, it was understood that GIANT common stock would be valued at its book value and that Rally's common stock would be valued on a basis to be negotiated, but which would relate to its current and historical trading prices.

     Rally's board met on August 26, 1998 to give initial consideration to the proposal. While Rally's board expressed significant interest in pursuing such a transaction, no decision or recommendation was reached at that time, but Rally's was directed to continue discussions with GIANT to explore whether or not agreement could be reached on an appropriate exchange ratio.

     During the next two weeks there were a series of conversations, principally among Messrs. Sugarman, Foley, Christensen and Puzder, over the terms of a possible transaction. In the course of such discussions, the possibility of including a merger with Checkers in the transaction was raised, and the consensus was that it would be desirable. A three-way merger would enable Rally's and Checkers to complete their integration and cost saving efforts, while the infusion of GIANT's liquid assets would strengthen the combined company's ability to implement the overall business plan for the combined operations.

     In early September 1998 the GIANT board met to discuss the proposed expanded transaction. The reaction was favorable, and GIANT's directors who were not also members of Rally's board or Checkers' board were directed to function as an independent committee to specially review any proposed transaction.

     The Rally's board and Checkers board met separately on September 11, 1998 to consider the proposed transaction. The Rally's board discussed at length the efficiencies of combining Rally's and Checkers' systems and the increased strength that the availability of GIANT's resources would bring to the combined system. Those members of Rally's board who were also members of the GIANT board excused themselves from the meeting during a portion of the discussion, which focused on obtaining an appropriate exchange ratio for the transaction with GIANT. Rally's officers were requested to continue discussions with GIANT and report back to the Rally's board. At the Checkers board meeting, with the members who were also members of the GIANT board being excused, the concept of the transaction was approved, with the Checkers board noting GIANT's resources would be made available to the combined company.

     On September 17, 1998, the boards of Rally's, Checkers and GIANT each met again, this time specifically to review a proposed non-binding letter of intent concerning the transaction. Following discussion at each of the meetings in which, at the Rally's and Checkers meetings, members who were also on the GIANT board were excused, the letter of intent was approved, subject however to the results of board meetings to be held the next week by CKE and Fidelity, in which the transaction would be discussed. Following such meetings, a letter of intent was executed on September 25, 1998.

     Following the execution of the non-binding letter of intent, each board established an independent committee of directors not affiliated with management or any of the parties to the proposed merger to independently review the transaction. In addition, GIANT and Rally's each engaged investment bankers to analyze the transaction from a financial point of view and all three companies formalized the designation of their independent directors to constitute independent committees to review the proposed merger. Drafts of the proposed merger agreement were prepared and distributed to and commented on by the various parties.

     In October, the parties determined that an acquisition structure in which GIANT acquired Checkers and Rally's would be preferable from a tax perspective to one in which Rally's was the acquiring entity and facilitate the listing of the combined company's common stock on the New York Stock Exchange. Accordingly, while the relative exchange ratios between GIANT, Checkers and Rally's common stock contemplated in the letter of intent were preserved, a merger agreement was prepared to implement the revised structure and the exchange ratios were accordingly restated to reflect the revised structure.

     The letter of intent contemplated a 30-day exclusivity period during which the parties agreed not to solicit or negotiate any other party with respect to a business combination. The parties expected that a definitive merger agreement would be negotiated and executed within that period. After expiration of the exclusivity period, each party was free to pursue other opportunities. As negotiations continued into October, it became apparent that the transaction probably would not be completed by December 31, 1998. GIANT had, for its own business reasons, entered into the negotiations on the basis that the transaction could be completed by year end. As a result of the foregoing after the exclusivity period expired, GIANT, Checkers and Rally's decided to terminate the proposed three-way merger.

     During November, representatives of Rally's and Checkers continued to discuss a possible combination in conjunction with a reverse stock split and mortgage refinancing. Independent committees of the Rally's board, Messrs. Davis and Maggard, and the Checkers board, Messrs. McKee and O'Hara, were established in December 1998. In an effort to speed the process along in the event the companies agreed to a merger, in early December, management provided certain information on the companies to the two top contenders for selection as financial advisors. In mid-December 1998, the Rally's independent committee had preliminary meetings with Schroder & Co. Inc., which it retained as its financial advisor, and Morris, Nichols, Arsht & Tunnell, which it retained as its legal advisor. Soon after those meetings, Schroders made an introductory telephone call to representatives of Credit Suisse First Boston. During this call, the financial advisors discussed potential ranges of an exchange ratio, with Schroders suggesting a ratio of 2.89 to 2.99 Checkers common shares for each Rally's common share.

     In early January 1999, a new draft merger agreement, based on the earlier drafts which had been circulated and commented on, in connection with the earlier GIANT, Rally's and Checkers proposed transactions, providing for the merger of Rally's into Checkers was distributed to Checkers' and Rally's management and independent committees, as well as their legal and financial advisors. In addition, the Checkers independent committee had preliminary discussions with Credit Suisse First Boston, and Prickett, Jones, Elliott, Kristol & Schnee, its legal advisor. During the course of several discussions during January, the independent committees of Checkers and Rally's reviewed the potential benefits of a combination between Checkers and Rally's with their financial and legal advisors. Among other things, the committees considered the potential cost savings that would result from a combined company, the greater visibility a combined company would have and the possibility that a combined company could result in an improved capital structure. The committees concluded that they should pursue further discussions, including negotiating a favorable exchange ratio.

     During January, the independent committees, together with their financial advisors, engaged in a series of negotiations regarding the exchange ratio and the terms of the transactions. The first meeting occurred in mid-January. After discussions between Schroders and Credit Suisse First Boston in which, at the direction of Checkers' independent committee, Credit Suisse First Boston discussed with Schroders an exchange ratio below two for one, Schroders, upon instruction from the Rally's independent committee, proposed a ratio of approximately 2.2 to one. The financial advisors agreed to meet with the independent committees to discuss the exchange ratio. About a week later, the financial advisors met again. Credit Suisse First Boston informed Schroders that the Checkers independent committee had authorized a slightly higher ratio, but still below two for one. Schroders stated that the Rally's independent committee had agreed to lower its recommended ratio to approximately 2.05 to one. During the next two days, the parties met twice. Rally's independent committee, through Schroders, proposed a ratio of 2.02 to one and the Checkers independent committee, through Credit Suisse First Boston, proposed a ratio slightly below two for one. On January 22, 1999, the independent committees of Checkers and Rally's, with the assistance of their legal and financial advisors, negotiated an exchange ratio of 1.99 Checkers common shares for each Rally's common share and the other terms of the merger. We believe that the trading prices of Checkers and Rally's stock have historically been volatile as a result, in part, of matters unrelated to our financial performance. To address that concern, and to prevent further fluctuation of our stock prices which could result from the market's perception of the status of the merger, the committees decided not to have an exchange ratio which would fluctuate with our stock prices. However, the committees included a provision in the merger agreement which provides that either company may terminate the merger if either board of directors receives another acquisition proposal that the board determines is superior to the merger.

     On January 26, 1999, a revised merger agreement, which incorporated the comments of the independent committees' legal advisors, was distributed, and on January 27, 1999, the independent committees of Checkers and Rally's, and their financial and legal advisors, each met with its board of directors. After presentations by the legal and financial advisors relating to the terms of the proposed transaction and a favorable recommendation from their independent committees, the Checkers board and the Rally's board each unanimously approved the merger agreement and voted to recommend its adoption and approval by their stockholders.

CERTAIN EXCHANGED INFORMATION

     The management of Checkers and Rally's will typically complete a strategic planning process that results in a financial forecast of future operations. In the course of the discussions described in "The Merger--Background of the Merger" certain of these internal financial forecasts were provided to the financial advisors.

     The Checkers projections included revenues of $147 million, $157 million and $177 million for fiscal years 1998, 1999 and 2000, respectively. Such projections included net income (loss) before loss provisions of ($1 million), $2 million and $8 million for fiscal years 1998, 1999 and 2000, respectively. The projections also included earnings before interest, taxes, depreciation and amortization of $12 million, $17 million and $23 million for fiscal years 1998, 1999 and 2000, respectively.

     The Rally's projections included revenues of $147 million, $158 million and $179 million for fiscal years 1998, 1999 and 2000, respectively. Such projections included net income before loss provisions and before the expense associated with Rally's equity investment in Checkers of -0-, $3 million and $7 million for fiscal years 1998, 1999 and 2000, respectively.

The projections also included earnings before interest, taxes, depreciation and amortization of $16 million, $20 million and $27 million for fiscal years 1998, 1999 and 2000, respectively.

     The internal financial forecasts were prepared for internal budgeting and planning only and not with a view to public disclosure or compliance with published guidelines of the Commission or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. While presented with numerical specificity, the forecasts are based upon a variety of assumptions relating to the business of the respective companies and inherently subject to significant uncertainties and contingencies that are beyond the control of the management of Checkers and Rally's. See "Risk Factors" and "A Warning About Forward Looking Statements." Accordingly, actual results may differ materially from those forecasted. The inclusion of the forecasts herein should not be regarded as a representation by Checkers or Rally's or any other person that such forecasts are or will prove to be correct. As a matter of course, neither Checkers or Rally's makes public projections or forecasts of its anticipated financial position or results of operations. Except to the extent required under the federal securities laws, neither Checkers or Rally's intends to make publicly available any update or other revisions to any of the forecasts to reflect circumstances existing after the respective dates of the preparation of the forecasts.

REASONS FOR THE MERGER; RECOMMENDATION OF EACH COMPANY'S BOARD OF DIRECTORS

     JOINT REASONS FOR THE MERGER

     The Checkers board and the Rally's board each believe that the combined company after the merger will have the potential for greater financial strength, operational efficiencies, earning power and growth potential than either Checkers or Rally's would have on its own. The Checkers board and the Rally's board identified a number of potential benefits of the merger which they believe could contribute to the success of the combined company and thus enure to the benefit of stockholders of both companies, including the following:

/bullet/ The increased market depth and geographic scope of the combined company after the merger, with approximately 1,000 restaurants system-wide, may allow the combined company to compete more effectively with larger quick-service companies.

/bullet/ The compatibility of the Checkers and Rally's concepts and products may enhance (1) integration of the two systems through, among other things, conversion of Rally's restaurants into Checkers restaurants in appropriate markets and vice versa and (2) development of a stronger brand entity.

/bullet/ The combination of Checkers and Rally's will give us the opportunity to continue, on a permanent basis, the savings and efficiencies achieved under the management services agreement through integration of purchasing, marketing, development and construction and administrative functions. The management services agreement expires on November 30, 2004. Without the merger, there is no certainty that either party will be willing to continue this arrangement.

/bullet/ The expansion of our joint purchasing arrangement with restaurants owned by or affiliated with CKE, and the reduction of that arrangement to writing, as provided in the merger agreement, may provide continued efficiencies and savings and the potential for co-branding opportunities. Our arrangement with CKE has been informal prior to the merger, and CKE can end the arrangement at any time. As a condition to the merger, GIANT, an 11% stockholder of Rally's, requested that the arrangement with CKE be formalized in a written document in order to ensure the combined company would be able to take advantage of this relationship.

/bullet/ The merger and the reverse stock split may cause the price of the combined company's stock to increase sufficiently to enable it to continue to be listed on NASDAQ.

     RALLY'S

     The Rally's board and its independent committee believe that the merger is fair to, and in the best interests of, Rally's and the Rally's stockholders who are not affiliated with Checkers or Rally's. Accordingly, the Rally's board and its independent committee have unanimously approved the merger agreement and unanimously recommend that the Rally's stockholders vote for the adoption and approval of the merger agreement and the transactions contemplated thereby, including the merger.

     The Rally's board and its independent committee believe that the consummation of the merger presents an opportunity to create an integrated and well capitalized competitor in the quick service restaurant industry, with the ability to develop strong national brand identities. The Rally's board and its independent committee believe that the combination of the Rally's and Checkers systems, with approximately 1000 locations centered in the Southeast, Midwest and Sunbelt regions of the United States, coupled with the infusion of approximately $14.3 million of recently completed mortgage refinancing by Checkers and Rally's, will enable Checkers after the merger to strengthen its balance sheet, streamline operations and implement a prudent growth strategy for the system.

     In reaching its decision to approve the merger agreement and recommend its adoption and approval to the Rally's stockholders, the Rally's board and its independent committee consulted with Rally's management, as well as with its financial and legal advisors, and considered the positive factors listed below:

/bullet/ The Rally's board reviewed historical information concerning Checkers' business, prospects, financial performance and condition, management and competitive position. The Rally's board considered favorably the fact that Checkers restaurants are generally in markets different from Rally's restaurants. In addition, the Rally's board considered favorably the steps Checkers has taken to control costs and to improve the marketing of its products.

/bullet/ The Rally's board reviewed the consideration to be received by Rally's stockholders in the merger. The Rally's board considered favorably the fact that the consideration would not fluctuate even if the price of Rally's and/or Checkers stock changes given the volatile nature of those stock prices in recent years.

/bullet/ The Rally's board reviewed the terms of the merger agreement, including the representations, warranties and covenants and the conditions to each party's obligation to complete the merger. The Rally's board considered favorably that the terms of the merger agreement are reasonable and protective of Rally's interests. In particular, the Rally's board considered favorably that:

          (1) the conditions to each party's obligations to complete the merger are typical or likely to be satisfied; and

          (2) Rally's may terminate the merger agreement if the Rally's board receives a competing proposal which the Rally's board, after receiving a recommendation from its independent committee, determines is more advantageous to the Rally's stockholders.

/bullet/ The Rally's board reviewed pro forma financial data for Checkers after giving effect to the merger. The Rally's board considered favorably the expectation that the combined company might be able to save $380,000 annually from the elimination of Rally's public company expenses.

/bullet/ The Rally's board assessed the possibility of being part of a combined company and the risk of continuing to be an independent company, in view of the increased competitive trends in the quick-service food industry. The Rally's board considered favorably that the Rally's stockholders, as stockholders of the combined company, would share the benefits resulting from any improved competitive position.

/bullet/ The Rally's board considered the potential conflicts of interest which result from Rally's ownership of approximately 26% of Checkers common stock. The Rally's board considered favorably the elimination of those potential conflicts as a result of the merger.

/bullet/ The Rally's board considered the need to repay or refinance approximately $56.7 million of Rally's senior notes by June 2000. The Rally's board considered favorably that the combined company may have increased access to debt and equity markets as a result of its larger size, its post-merger balance sheet and prospects and increased visibility to institutional and other investors.

/bullet/ The Rally's board considered favorably the opinion of Schroder & Co.
         Inc., including the related financial analyses, to the effect that, as of the date of the opinion and based upon and subject to the matters stated in the opinion, the exchange ratio was fair, from a financial point of view, to stockholders. A copy of the Schroder opinion is attached as

         Appendix B to this joint proxy statement/prospectus and is described below under "--Opinions of Financial Advisors-Rally's."

/bullet/ The Rally's board considered the ability of Checkers and Rally's to complete the merger, including their ability to obtain necessary regulatory approvals and their obligations to attempt to obtain those approvals, and determined that there was a strong likelihood that the merger would be completed.

/bullet/ The Rally's board considered the efforts of the independent committee and its financial advisors to negotiate an exchange ratio most favorable to the stockholders of Rally's who are not affiliated with Rally's or Checkers.

/bullet/ The Rally's board received reports from management as to the results of the due diligence investigation of Checkers and determined that these reports did not contain issues that would preclude its approval of the merger.

     The Rally's board also considered and reviewed with management the potentially negative factors listed below relating to the merger.

/bullet/ The Rally's board considered the risk that the additional synergies and benefits sought in the merger would not be fully achieved, which might have the effect of adversely affecting the market value of Checkers common stock received in the merger.

/bullet/ The Rally's board considered the risk that the merger and the reverse stock split will not result in a sufficient increase in the trading price of Checkers common stock to prevent it from being delisted from NASDAQ.

/bullet/ The Rally's board considered the risk that the price for Checkers stock would decrease or the price for Rally's stock would increase significantly prior to completion of the merger.

/bullet/ The Rally's board considered the risk that the combined company would be unable to repay or refinance approximately $17.4 million of Checkers' debt.

/bullet/ The Rally's board considered the risk that the announcement of the merger and the efforts necessary to complete the merger could result in a disruption in the operations of Rally's by, among other things, diverting management and other resources of Rally's from its day to day business.

/bullet/ The Rally's board considered the interests of executive officers and directors in the merger, including the fact that the executive officers and five members of the Rally's board are executives and/or directors of Checkers and certain Rally's directors are creditors of Checkers.

/bullet/ The Rally's board considered the risk that the merger would not be completed. In evaluating this risk, the Rally's board considered the circumstances under which Checkers could terminate the merger agreement.

     The Rally's board considered that following the merger and the reconstitution of Checkers as a substantially larger enterprise in the quick-service restaurant industry, there was potential for substantial long term appreciation for Checkers common stock.

     The above discussion of the information and factors considered by the Rally's board is not intended to be exhaustive, but includes the material factors considered by the Rally's board. In reaching its determination to approve and recommend the merger, the Rally's board did not assign any relative or specific weights to the foregoing factors, and individual directors may have given differing weights to different factors. The Rally's board is unanimous in their recommendation that Rally's stockholders vote for adoption and approval of the merger agreement. For a discussion of the interests of the executives and directors of Rally's in the merger, see "--Interests of Certain Persons in the Merger" on page 56.

     The Rally's board and its independent committee have determined that the merger is advisable and in the best interests of Rally's and its stockholders who are not affiliated with Checkers or Rally's and recommend a vote for adoption and approval of the merger agreement.

     CHECKERS

     The Checkers board and its independent committee believe that the merger is fair to, and in the best interests of, Checkers and the Checkers stockholders. Accordingly, the Checkers board and its independent committee have unanimously approved the merger agreement and unanimously recommend that the Checkers stockholders vote for the adoption and approval of the merger agreement and the transactions contemplated thereby, including the merger.

     The Checkers board and its independent committee believe that the consummation of the merger presents an opportunity to create an integrated and well capitalized competitor in the quick service restaurant industry, with the ability to develop a strong national brand identity. The Checkers board and its independent committee believe that the combination of the Checkers and Rally's systems, with approximately 1000 locations centered in the Southeast, Midwest and Sunbelt regions of the United States, coupled with the $14.3 million of recently completed mortgage refinancing and the availability of up to forty Rally's fee-owned properties that could be utilized for a potential sale-leaseback of approximately $12 million, will enable Checkers to strengthen its balance sheet, streamline operations and implement a prudent growth strategy for the system.

     In reaching its decision to approve the merger agreement and recommend its adoption and approval to the Checkers stockholders, the Checkers board and its independent committee consulted with Checkers management, as well as with its financial and legal advisors, and considered the positive factors, listed below:

/bullet/ The Checkers board reviewed historical information concerning Rally's business, prospects, financial performance and condition, management and competitive position. The Checkers board considered favorably the fact that Rally's restaurants are generally in markets different from Checkers restaurants. In addition, the Checkers board considered favorably the steps Rally's has taken to control costs and to improve the marketing of its products.

/bullet/ The Checkers board reviewed the terms of the merger agreement, including the representations, warranties and covenants and the conditions to each party's obligation to complete the merger. The Checkers board considered favorably that the terms of the merger agreement are reasonable and protective of Checkers' interests. In particular, the Checkers board considered favorably that:

          (1) the conditions to each party's obligations to complete the merger are typical or likely to be satisfied; and

          (2) Checkers may terminate the merger agreement if the Checkers board receives a competing proposal which the Checkers board, after receiving a recommendation from its independent committee, determines is more advantageous to the Checkers stockholders.

/bullet/ The Checkers board reviewed pro forma financial data for Checkers after giving effect to the merger. The Checkers board considered favorably the expectation that the combined company might be able to save $380,000 annually from the elimination of Rally's public company expenses.

/bullet/ The Checkers board assessed the possibility of being part of a combined company and the risk of continuing to be an independent company, in view of the increased competitive trends in the quick-service food industry. The Checkers board considered favorably that the Checkers stockholders, as stockholders of the combined company, would share the benefits resulting from any improved competitive position.

/bullet/ The Checkers board considered the need to repay or refinance approximately $17.4 million of Checkers indebtedness by April 2000. The Checkers board considered favorably that the combined company may have increased access to debt and equity markets as a result of its larger size, its post-merger balance sheet and prospects and increased visibility to institutional and other investors.

/bullet/ The Checkers board considered favorably the opinion of Credit Suisse
         First Boston, including the related financial analyses, to the effect that, as of the date of the opinion and based upon and subject to the matters stated in the opinion, the exchange ratio was fair, from a financial point of view, to Checkers. A copy of the Credit Suisse First Boston opinion is attached as Appendix C to this joint proxy statement/prospectus and is described below under "--Opinions of Financial Advisors-Checkers."

/bullet/ The Checkers board considered the ability of Checkers and Rally's to complete the merger, including their ability to obtain necessary regulatory approvals and their obligations to attempt to obtain those approvals, and determined that there was a strong likelihood that the merger would be completed.

/bullet/ The Checkers board received reports from management as to the results of the due diligence investigation of Rally's and determined that these reports did not contain issues that would preclude its approval of the merger.

/bullet/ The Checkers board considered the efforts of the independent committee and its financial advisors to negotiate an exchange ratio most favorable to Checkers.

     The Checkers board also considered and reviewed with management the potentially negative factors listed below relating to the merger.

/bullet/ The Checkers board considered the risk that Checkers may not be able to successfully integrate the operation of the two companies and that the anticipated benefits of the merger, including additional cost savings and operating synergies may not be fully achieved, which might have the effect of adversely affecting the market value of Checkers common stock received in the merger.

/bullet/ The Checkers board considered the risk that the price for Checkers stock would increase or the price for Rally's stock would decrease significantly prior to completion of the merger.

/bullet/ The Checkers board considered the risk that the announcement of the merger and the efforts necessary to complete the merger could result in a disruption in the operations of Checkers by, among other things, diverting management and other resources of Checkers from its day to day business.

/bullet/ The Checkers board considered the risk that the combined company would be unable to repay or refinance approximately $56.7 million of Rally's senior notes.

/bullet/ The Checkers board considered the interests of executive officers and directors in the merger, including the fact that the executive officers and five members of the Rally's board are executives and/or directors of Checkers and certain Checkers directors are creditors of Checkers.

/bullet/ The Checkers board considered the risk that the merger would not be completed. In evaluating this risk, the Checkers board considered the circumstances under which Rally's could terminate the merger agreement.

/bullet/ The Checkers board considered that the combined company was likely to incur transaction costs of approximately $1.5 million, including investment banking, legal and accounting fees.

     The Checkers board considered that following the merger and the reconstitution of Checkers as a substantially larger enterprise in the quick service restaurant industry, there was potential for substantial long term appreciation for Checkers common stock.

     The above discussion of the information and factors considered by the Checkers board and its independent committee is not intended to be exhaustive, but includes the material factors considered by the Checkers board. In reaching its determination to approve and recommend the merger, the Checkers board and its independent committee did not assign any relative or specific weights to the foregoing factors, and individual directors may have given differing weights to different factors. The Checkers board and its independent committee are unanimous in their recommendation that Checkers stockholders vote for adoption and approval of the merger agreement. For a discussion of the interests of the executives and directors of Checkers in the merger, see "--Interests of Certain Persons in the Merger" on page 56.

     The Checkers board and its independent committee have determined that the merger is advisable and in the best interests of Checkers and its stockholders and recommend a vote for adoption and approval of the merger agreement.

OPINIONS OF FINANCIAL ADVISORS

     RALLY'S

     The independent committee of the Rally's board of directors engaged Schroder & Co. Inc. to act as its financial advisor in connection with the negotiation by the independent committee of the financial terms of a proposed stock-for-stock merger of Rally's and Checkers and to undertake an analysis to render an opinion to the independent committee, as investment bankers, as to whether or not the exchange ratio used in the merger is fair, from a financial point of view, to the stockholders of Rally's who are not affiliated with Checkers or Rally's. As part of its investment banking activities, Schroders is regularly engaged in the valuation of businesses and their securities in connection with merger transactions and other types of acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. The independent committee selected Schroders as its financial advisor because it is a nationally recognized investment banking firm that has substantial experience in transactions similar to the merger.

     At the January 27, 1999 meeting of the independent committee, Schroders delivered its oral opinion, and subsequently confirmed in writing as of that date, that the exchange ratio is fair, from a financial point of view, to the stockholders of Rally's who are not affiliated with Checkers or Rally's.

     The full text of the opinion of Schroders, which sets forth the assumptions made, matters considered and limitations of review by Schroders, is attached as Appendix B to this joint proxy statement/prospectus. Stockholders of Rally's are urged to read the entire opinion of Schroders carefully. The opinion of Schroders does not constitute a recommendation to any stockholder of Rally's as to how the stockholder should vote at the special meeting.

     In arriving at its opinion, Schroders, among other things:

     1. reviewed Rally's: (a) Annual Report on Form 10-K for the fiscal year ended December 28, 1997; (b) Quarterly Reports on Form 10-Q for the quarters ended March 22, 1998, June 14, 1998 and September 6, 1998;
          (c) proxy statement dated June 11, 1998; (d) reports on Form 8-K dated May 8, 1998, September 25, 1998 and November 2, 1998; and (e) Form S-3 filed June 3, 1998, as amended on August 25, 1998;

     2. reviewed Checkers': (a) Annual Report on Form 10-K for the fiscal year ended December 29, 1997; (b) Quarterly Reports on Form 10-Q for the quarters ended March 23, 1998, June 15, 1998 and September 7, 1998;
          (c) proxy statement dated June 11, 1998; (d) reports on Form 8-K dated September 25, 1998 and November 2, 1998; and (e) Form S-3 filed June 2, 1998, as amended on August 21, 1998;

     3. reviewed the most recently available, as of January 21, 1999, projected financial information of Rally's, Checkers and the combined company as prepared by management of Rally's;

     4. conducted discussions with the senior management of Rally's and Checkers concerning the merger, their historical financial results and projected financial information as presented and described in 1. through 3. above;

     5. performed various financial analyses, as Schroders deemed appropriate, of Rally's, Checkers and the combined company using generally accepted analytical methodologies, including: (a) the application to the financial results of the public trading multiples of companies which Schroders deemed comparable; (b) the application to the financial results of the multiples reflected in recent mergers and acquisitions for businesses which Schroders deemed comparable; and (c) discounted cash flow analyses utilizing the projections referred to in paragraph
          3. above;

     6. reviewed the historical trading prices and volumes of Rally's common stock and Checkers common stock on the NASDAQ National Market from January 1, 1996 to January 22, 1999;

     7. reviewed the draft merger agreement as distributed on January 26, 1999; and

     8. performed such other financial studies, analyses, inquiries and investigations as Schroders deemed appropriate.

     In its review and analysis and in formulating its opinion, Schroders assumed and relied upon the accuracy and completeness of all information supplied or otherwise made available to it by Rally's or obtained by it from other sources, and upon the assurance of Rally's management that they are not aware of any information or facts that would make the information provided to Schroders incomplete or misleading. Schroders did not independently verify such information. Schroders did not undertake an independent appraisal of the assets or liabilities, contingent or otherwise, of Rally's nor was it furnished with any such appraisals. With respect to financial forecasts and projections referred to in clause 3. above, Schroders was advised by Rally's, and Schroders assumed, without independent investigation, that they were reasonably prepared and reflected the best currently available estimates and judgments of the management of Rally's as to the expected future financial performance of Rally's and of Checkers. In addition, Schroders relied on the conclusions of Rally's management and advice provided by its legal counsel Christensen, Miller, Fink, Jacobs, Glaser, Weil & Shapiro, LLP, that the merger does not constitute a change of control with respect to Rally's outstanding senior notes due 2000.

     Schroders noted that its opinion was necessarily based upon financial, economic, market and other conditions as they existed, and the information made available to Schroders, as of January 22, 1999. Schroders disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting its opinion that may come or be brought to its attention after the date of such opinion.

     Set forth below is a brief summary of selected analyses presented by Schroders to the Rally's independent committee on January 27, 1999 in connection with the Schroders opinion. The following table summarizes all analyses that Schroders judged to be material and the resulting exchange ratios.


               METHODOLOGIES                                   EXCHANGE RATIO
               -------------                                   --------------
                 Historical Stock Prices:
                   One Month ...........................            1.702
                   Three Month .........................            1.740
                   Six Month ...........................            1.668
                   Twelve Month.........................            1.943

                 EBITDA Multiple:
                   1998 ................................            1.410
                   1999 ................................            2.779

                 Net Cash Flow Multiple:
                   1998 ................................            2.212
                   1999 ................................            3.024

                 Discounted Cash Flow ..................            2.973

     Generally, each of these methodologies is an indicator of the proportion of value that Rally's contributes to the combined company. For all of these methodologies, a result less than the actual transaction exchange ratio of 1.99 supports the conclusion that the exchange ratio is fair, and a result greater than 1.99 does not support the conclusion that the exchange ratio is fair. As shown in the table, the exchange ratios implied by historical trading activity are all below the 1.99 ratio in the merger agreement, as is the ratio implied by 1998 EBITDA multiple analysis. In contrast, the exchange ratios implied by projected 1999 EBITDA multiple analysis, the net cash flow multiple analysis and the discounted cash flow analysis are all above the 1.99 ratio. While Schroders considered all these analyses in examining the fairness of the 1.99 ratio, they chose to place relatively greater weight on the exchange ratios implied by actual historical results due to the uncertainty inherent in these projections. In addition, Schroders placed greater weight on the EBITDA multiple analysis than the net cash flow multiple analysis because net cash flow is not a traditional valuation methodology.

     HISTORICAL STOCK PRICES. Schroders analyzed the historical trading prices and volumes of Rally's common stock and Checkers common stock on the NASDAQ National Market from January 1, 1996 to January 22, 1999. Based on the closing prices of the stocks on January 22, 1999, the exchange ratio was 1.652 shares of Checkers per share of Rally's. The exchange ratios implied by the average closing prices over one, three, six and twelve months were each below the ratio of 1.99 in the merger agreement and ranged from 1.668 to 1.943. Schroders also examined the trading volumes of both stocks. The trading volumes of both stocks during these periods were low, which can result in stock price volatility. In short, low trading volumes can result in stock price volatility because as the number of trades decreases the price variance or dispersion may increase. As an example, if only two investors trade in a stock on a given day, they may have very different opinions regarding the value of the stock and, as such, will be willing to pay different prices for the stock. Their willingness to pay different prices for the same stock, based upon their own information and valuation, can cause the stock price to fluctuate dramatically. As the number of investors and trades increase, so does the amount of information concerning the stock, and the stock price will more accurately reflect its value. Therefore, Schroders did not rely on the relative stock prices on any one particular day, but rather examined their average relationship over time. Therefore, the results of this methodology support the conclusion that the exchange ratio is fair.

     EBITDA MULTIPLE ANALYSIS. Schroders applied a multiple to the 1998 and 1999 earnings before interest, taxes, depreciation and amortization, "EBITDA," of the two companies in order to reach an adjusted market value (that is, equity value plus debt less cash). These adjusted market values were then reduced by net debt and adjusted for the 26.1% stake of Checkers held by Rally's in order to determine the equity value per share of each company, which was then used to calculate the implied exchange ratio. Schroders determined that it was appropriate to apply the same multiple to both Rally's and Checkers as a result of their similar operating concepts and financial performance. The EBITDA multiples used were determined by taking an approximate 20% discount to the average 1998 and 1999 EBITDA multiples of a group of five comparable public restaurant companies that included: Wendy's International, Inc.; Sonic Corporation; Foodmaker, Inc.; Tricon Global Restaurants, Inc.; and CKE Restaurants, Inc.

     Applying a multiple of 6.5x EBITDA to both companies results in an exchange ratio of 1.410, while applying a multiple of 6.0x 1999 EBITDA to both companies results in an exchange ratio of 2.779. These EBITDA multiples were based on the actual EBITDA multiples of comparable companies as described above. The 1999 EBITDA multiple for Rally's and Checkers is lower than the 1998 multiple because the average 1999 EBITDA multiple of the comparable companies is lower than the average 1998 multiple for those companies. This would occur if 1999 EBITDA is higher than 1998 EBITDA because the same enterprise value is used to calculate both multiples. The implied exchange ratio of 1.410 based on 1998 EBITDA supports the conclusion that the actual exchange ratio of 1.99 is fair. Although the implied exchange ratio of 2.779 based on 1999 EBITDA does not support the conclusion that the actual exchange ratio of 1.99 is fair, as discussed previously, Schroders placed less emphasis on results based on projected financial results due to the uncertainty inherent in such projections.

     NET CASH FLOW MULTIPLE ANALYSIS. Schroders applied a multiple of 1998 and 1999 net cash flow, defined as net income plus depreciation and amortization, of the two companies in order to reach an equity value. The equity values were then adjusted for the 26.1% stake of Checkers held by Rally's in order to determine the equity value per share of each company, which was then used to calculate the implied exchange ratio. Schroders determined that it was appropriate to apply the same multiple to both Rally's and Checkers as a result of their similar operating concepts and financial performance. The multiples were determined by taking an approximate 20% discount to the average 1998 and 1999 net cash flow multiples of the same group of five comparable public restaurant companies listed above.

     Applying a multiple of 7.5x 1998 net cash flow to both companies results in an exchange ratio of 2.212, while applying a multiple of 7.0x 1999 net cash flow to both companies results in an exchange ratio of 3.024. Since the implied exchange ratios resulting from this methodology are greater than 1.99, they do not support the conclusion that the exchange ratio is fair. However, net cash flow is not a traditional valuation methodology, but was used here because both Rally's and Checkers generate negative net income, making price/earnings multiples not applicable. As a result, Schroders chose to place less emphasis on net cash flow multiple analysis than EBITDA multiple analysis. In addition, Rally's has significantly more leverage than Checkers, which causes comparable operating performance to yield lower net cash flow.

     Schroders noted that the comparable public restaurant companies used in the EBITDA multiple analysis and the net cash flow multiple analysis varied significantly in several areas, including but not limited to

     /bullet/ size,

     /bullet/ geographic diversity,

     /bullet/ status as a single or multi-concept restaurant operator,

     /bullet/ market capitalization,

     /bullet/ financial leverage and

     /bullet/ historical growth record. No adjustments were made to the comparable company analysis to reflect any of these factors. However, Schroders' analysis of these and other financial criteria indicates that Rally's and Checkers should be valued below the average of their comparables. The 20% discount was a qualitative attempt to adjust the valuation multiples for the differences between Rally's, Checkers and the comparable group.

     No company used in either the EBITDA multiple analysis or net cash flow multiplier analysis as a comparison is identical to Rally's or Checkers. Accordingly, an analysis of the results of the foregoing involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading value of the companies to which Rally's and Checkers are being compared. Mathematical analysis (such as determining an average or a range) is not, in itself, a meaningful method of using comparable company data.

     DISCOUNTED CASH FLOW ANALYSIS. Schroders applied a discounted cash flow analysis to the financial cash flow forecasts for Rally's and Checkers for calendar years 1999 to 2003. Using this information, Schroders calculated the net present value of free cash flows each company could generate through 2003 using discount rates of 11%, 12% and 13%. Schroders' estimate of the appropriate discount rate was based on the weighted average cost of capital of comparable restaurant companies. Schroders also calculated the terminal value of the two companies in the year 2003 based on exit multiples of 2003 EBITDA ranging from 5.0x to 7.0x and discounted these terminal values using discount rates of 11%, 12% and 13%. This analysis indicated a range of implied exchange ratios from 2.85 to 3.06. This implied range does not support the conclusion that the actual exchange ratio of 1.99 is fair because the implied range is higher than 1.99. However, Schroders chose to place less weight on this analysis as a result of the uncertainty inherent in any projections, especially those that extend far into the future such as these.

     Inherent in any discounted cash flow valuation are the use of a number of assumptions, including the accuracy of projections, and the subjective determination of an appropriate terminal value and discount rate to apply to the projected cash flows of the entity under examination. Variations in any of those assumptions or judgments could significantly alter the results of a discounted cash flow analysis.

     The summary set forth above does not purport to be a complete description of the presentation by Schroders to the Rally's independent committee or the analyses performed by Schroders. The preparation of a fairness opinion necessarily is not susceptible to partial analysis or summary description. Schroders believes that such analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses and of the factors considered, without considering all such analyses and factors, would create an incomplete view of the analyses set forth in its presentation to the independent committee. In addition, Schroders may have given various analyses more or less weight than other analyses, and may have deemed various assumptions more or less weight than other assumptions, so that the range of exchange ratios resulting from any particular analysis described above should not be taken to represent Schroders' view of the actual value of Rally's.

     In performing its analyses, Schroders made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Rally's. The analyses performed by Schroders are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as part of Schroders' analysis of the fairness, from a financial point of view, of the exchange ratio, to the stockholders of Rally's who are not affiliated with either Checkers or Rally's and were provided to the independent committee in connection with the delivery of the Schroders opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities may trade at the present time or at any time in the future. Schroders used in its analyses various projections of future performance prepared by the management of Rally's. The projections are based on numerous variables and assumptions which are inherently unpredictable. Accordingly, actual results could vary significantly from those set forth in such projections.

     As described above, the Schroders opinion and presentation to the independent committee were among the many factors taken into consideration by Rally's board of directors in making its determination to approve, and to recommend that its stockholders adopt and approve the merger.

     MISCELLANEOUS. Pursuant to Rally's independent committee's engagement of Schroders, Rally's has agreed to pay Schroders a fee of $200,000 following the delivery of the Schroders opinion. Rally's has also agreed to reimburse Schroders for its reasonable out-of-pocket expenses. Pursuant to a separate letter agreement, Rally's has agreed to indemnify Schroders, its affiliates, and their respective partners, directors, officers, agents, consultants, employees and controlling persons against certain liabilities, including liabilities under the federal securities laws.

     Schroders provides a full range of financial advisory and securities services and, in the course of its normal trading activities, may from time to time effect transactions and hold securities, including derivative securities, of Rally's or Checkers for its own account and for the accounts of its customers. Schroders has in the past provided and may in the future provide investment banking services for affiliates of Rally's for which it has received and may in the future receive customary compensation.

     CHECKERS

     Credit Suisse First Boston Corporation has acted as financial advisor to the independent committee of the Checkers board in connection with the merger. Credit Suisse First Boston was selected by the independent committee based on the firm's experience, expertise and familiarity with Checkers and its business. Credit Suisse First Boston is an internationally recognized investment banking firm and is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

     In connection with Credit Suisse First Boston's engagement, the independent committee of the Checkers board requested that Credit Suisse First Boston evaluate the fairness, from a financial point of view, to Checkers of the exchange ratio in the merger. On January 27, 1999, Credit Suisse First Boston rendered to the independent committee an oral opinion, subsequently confirmed by delivery of a written opinion dated January 28, 1999, the date of the merger agreement, to the effect that, as of the date of the opinion and based upon and subject to the matters stated in the opinion, the exchange ratio was fair to Checkers from a financial point of view.

     The full text of Credit Suisse First Boston's written opinion dated January 28, 1999 to the independent committee of the Checkers board, which describes the procedures followed, assumptions made, matters considered and limitations on the review undertaken, is attached as Appendix C to this joint proxy statement/prospectus and is incorporated herein by reference. Holders of Checkers common stock are urged to read this opinion carefully in its entirety. Credit Suisse First Boston's opinion is addressed to the independent committee and relates only to the fairness of the exchange ratio from a financial point of view to Checkers, does not address any other aspect of the proposed merger or any related transaction and does not constitute a recommendation to any stockholder as to how to vote at the Checkers annual meeting. The summary of Credit Suisse First Boston's opinion included in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion.

     In arriving at its opinion, Credit Suisse First Boston reviewed the merger agreement and publicly available business and financial information relating to Checkers and Rally's. Credit Suisse First Boston also reviewed other information relating to Checkers and Rally's, including financial forecasts, provided to or discussed with Credit Suisse First Boston by Checkers and Rally's, and met with the managements of Checkers and Rally's to discuss the businesses and prospects of Checkers and Rally's.

     Credit Suisse First Boston considered financial and stock market data of Checkers and Rally's and compared those data with similar data for other publicly held companies in businesses similar to Checkers and Rally's. In addition, Credit Suisse First Boston considered, to the extent publicly available, the financial terms of other business combinations and other transactions recently effected. Credit Suisse First Boston also considered other information, financial studies, analyses and investigations and financial, economic and market criteria which Credit Suisse First Boston deemed relevant.

     In connection with its review, Credit Suisse First Boston did not assume any responsibility for independent verification of any of the information provided to or otherwise reviewed by Credit Suisse First Boston and relied on the information being complete and accurate in all material respects. With respect to financial forecasts, Credit Suisse First Boston was advised, and assumed, that the forecasts were reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of Checkers and Rally's as to the future financial performance of Checkers and Rally's and the cost savings and other potential synergies, including the amount, timing and achievability thereof, anticipated to result from the merger. Credit Suisse First Boston also assumed, with the consent of the independent committee of the Checkers board, that (a) the merger will not constitute a "change of control" under the terms of the Rally's 9 7/8% senior notes due 2000, which assumption is to be confirmed by an opinion of counsel in form and substance satisfactory to Credit Suisse First Boston, dated as of the date the merger is completed, (b) neither Checkers nor Rally's will be required to otherwise repurchase the Rally's senior notes in connection with the merger and (c) the merger will be treated as a tax-free reorganization for federal income tax purposes.

     Credit Suisse First Boston was not requested to make and did not make an independent evaluation or appraisal of the assets or liabilities, contingent or otherwise, of Checkers or Rally's, nor was Credit Suisse First Boston furnished with any evaluations or appraisals. Credit Suisse First Boston's opinion was necessarily based upon information available to, and financial, economic, market and other conditions as they existed and could be evaluated by, Credit Suisse First Boston on the date of its opinion. Credit Suisse First Boston did not express any opinion as to the actual value of the Checkers common stock when issued pursuant to the merger or the prices at which the Checkers common stock will trade subsequent to the merger. Although Credit Suisse First Boston evaluated the exchange ratio from a financial point of view, Credit Suisse First Boston was not requested to, and did not, recommend the specific consideration payable in the merger, which consideration was determined by the independent committees of Checkers and Rally's. No other limitations were imposed on Credit Suisse First Boston with respect to the investigations made or procedures followed by Credit Suisse First Boston in rendering its opinion.

     In preparing its opinion to the independent committee of the Checkers board, Credit Suisse First Boston performed a variety of financial and comparative analyses, including those described below. The summary of Credit Suisse First Boston's analyses described below is not a complete description of the analyses underlying Credit Suisse First Boston's opinion. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to summary description. Credit Suisse First Boston's opinion was not based on any single factor or analysis, but rather on the totality of the factors considered and analyses performed. Accordingly, Credit Suisse First Boston believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors, without considering all analyses and factors, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

     In its analyses, Credit Suisse First Boston considered industry performance, regulatory, general business, economic, market and financial conditions and other matters existing as of the date of its opinion, many of which are beyond the control of Checkers and Rally's. No company, transaction or business used in its analyses as a comparison is identical to Checkers or Rally's or the proposed merger, nor is an evaluation of the results of those analyses entirely mathematical. Rather, Credit Suisse First Boston's analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions being analyzed. The estimates contained in Credit Suisse First Boston's analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by its analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, Credit Suisse First Boston's analyses and estimates are inherently subject to substantial uncertainty.

     Credit Suisse First Boston's opinion and financial analyses were only one of many factors considered by the independent committee of the Checkers board in its evaluation of the proposed merger and should not be viewed as determinative of the views of the independent committee of the Checkers board or management of Checkers with respect to the merger or the exchange ratio.

     The following is a summary of the material analyses performed by Credit Suisse First Boston in connection with its opinion to the Checkers independent committee dated January 28, 1999:

     DISCOUNTED CASH FLOW ANALYSIS. Credit Suisse First Boston estimated the present value of the stand-alone, unlevered, after-tax free cash flows that each of Checkers and Rally's could produce over the calendar years 1999 through 2008 based on three scenarios. The first scenario, the management case, was based on estimates of the managements of Checkers and Rally's for 1999 to 2003 and extrapolated for calendar years 2004 to 2008 in conjunction with the managements of Checkers and Rally's. The second scenario, the adjusted management case I, was based on adjustments to the management case discussed with and reviewed by the management of Checkers and Rally's, including decelerated revenue growth and lower margins. The third scenario, the adjusted management case II, was based on adjustments to the management case discussed with and reviewed by the managements of Checkers and Rally's, including further reduced revenue growth and margins. Ranges of estimated terminal values for Checkers and Rally's were calculated using terminal multiples of estimated 2008 earnings before interest, taxes, depreciation and amortization, commonly referred to as EBITDA, of 6.0x to 7.0x. The free cash flow streams and estimated terminal values were then discounted to present value using discount rates of 13.5% to 14.5%. This analysis indicated an exchange ratio reference range of 3.14x to 3.82x for the management case, 2.74x to 2.95x for the adjusted management case I, and 1.41x to 1.82x for the adjusted management case II, as compared to the exchange ratio in the merger of 1.99x.

     SELECTED COMPANIES ANALYSIS. Credit Suisse First Boston compared certain financial, operating and stock market data of Checkers and Rally's to corresponding data of the following selected publicly traded companies in the quick-service restaurant industry: CKE Restaurants, Inc.; Foodmaker, Inc., McDonald's Corp.; Sonic Corp.; Tricon Global Restaurants, Inc.; and Wendy's International, Inc.

     Credit Suisse First Boston calculated equity values for the selected companies as a multiple of latest 12 months and estimated calendar year 1999 net income. Credit Suisse First Boston calculated enterprise values, that is, equity market value plus debt less cash, as multiples of latest 12 months and estimated calendar year 1999 sales and EBITDA. All multiples were based on closing stock prices on January 22, 1999. Estimated financial data for the selected companies were based on estimates of selected investment banking firms. Applying a range of selected multiples of estimated calendar year 1999 EBITDA derived from the selected companies to corresponding financial data of Checkers and Rally's, utilizing the adjusted management case I estimates, indicated an exchange ratio reference range of 1.81x to 2.22x, as compared to the exchange ratio in the merger of 1.99x.

     SELECTED MERGER AND ACQUISITIONS ANALYSIS. Credit Suisse First Boston analyzed, among other things, the implied purchase prices and transaction multiples paid in the following selected merger and acquisition transactions in the quick-service restaurant industry (acquirer/target): CKE Restaurants, Inc./Flagstar Enterprises, Inc.; Berkshire Hathaway, Inc./International Dairy Queen, Inc.; Port Royal Holdings, Inc./The Krystal Company; CKE Restaurants, Inc./Hardee's Food Systems, Inc.; RTM Restaurant Group/ Arby's; Inc., Triarc Companies Inc./Long John Silvers; and Taco Cabana, Inc./Two Pesos, Inc.

     Credit Suisse First Boston compared equity values in the selected transactions as multiples of latest 12 months net income and enterprise values as multiples of latest 12 months sales, EBITDA and earnings before interest and taxes. All multiples were based on financial information available at the time of the relevant transaction. Applying a range of selected multiples of EBITDA derived from the selected transactions to corresponding financial data of Checkers and Rally's indicated an exchange ratio reference range of 1.94x to 2.32x, as compared to the exchange ratio in the merger of 1.99x.

     EXCHANGE RATIO ANALYSES. Credit Suisse First Boston also conducted the following relative analyses and compared the exchange ratio in the merger with the exchange ratios implied by those analyses:

        HISTORICAL STOCK TRADING EXCHANGE RATIO ANALYSIS. Credit Suisse First Boston performed an exchange ratio analysis comparing the average daily closing stock prices for Checkers and Rally's during the one-month, three-month, six-month, one-year and two-year periods preceding January 22, 1999, as well as the closing stock prices of Checkers and Rally's on January 22, 1999. This comparison indicated an exchange ratio range of 1.65x to 2.14x, as compared to the exchange ratio in the merger of 1.99x.

        RELATIVE CONTRIBUTION EXCHANGE RATIO ANALYSIS. Credit Suisse First Boston performed an exchange ratio analysis comparing the relative contributions of Checkers and Rally's to the total number of restaurants, total assets and tangible assets of the combined company. Credit Suisse First Boston also compared the relative contributions of Checkers and Rally's to the latest 12 months and estimated 1999 sales and EBITDA of the combined company, based on management case, adjusted management case I and adjusted management case II estimates. This analysis indicated an exchange ratio reference range of 1.56x to 2.01x, as compared to the exchange ratio in the merger of 1.99x.

     PRO FORMA MERGER ANALYSIS. Credit Suisse First Boston analyzed the potential pro forma effect of the merger on estimated earnings per share of Checkers common stock for the fiscal years ended 1999 through 2003 based on management case, adjusted management case I and adjusted management case II estimates. In this analysis, Credit Suisse First Boston utilized, among other things, cost savings and other potential synergies anticipated by the management of Checkers and Rally's to result from the merger and an effective tax rate of 38.0%. Based on an exchange ratio of 1.99x in the merger, this analysis indicated that the proposed merger would be (1) accretive to Checkers earnings per share in each of 1999, 2000, 2001, 2002 and 2003 using management case estimates, (2) dilutive to Checkers earnings per share in 1999 and 2000 and accretive in each of 2001, 2002 and 2003 using adjusted management case I estimates, and (3) dilutive to Checkers earnings per share in each of 1999, 2000, 2001, 2002 and 2003 using adjusted management case II estimates. The actual results achieved by the combined company may vary from projected results and the variations may be material.

     MISCELLANEOUS. Pursuant to the terms of Credit Suisse First Boston's engagement, Checkers has agreed to pay Credit Suisse First Boston for its financial advisory services in connection with the merger an aggregate fee of $750,000. Checkers also has agreed to reimburse Credit Suisse First Boston for out-of-pocket expenses incurred by Credit Suisse First Boston Corporation in performing its services, including fees and expenses of legal counsel and any other advisor retained by Credit Suisse First Boston, and to indemnify

Credit Suisse First Boston and related parties and entities against liabilities, including liabilities under the federal securities laws, arising out of Credit Suisse First Boston's engagement.

     Credit Suisse First Boston and its affiliates have in the past provided financial services to Checkers unrelated to the proposed merger. In the ordinary course of its business, Credit Suisse First Boston and its affiliates may actively trade the debt and equity securities of both Checkers and Rally's for their own accounts and for the accounts of customers and, accordingly, may at any time hold long or short positions in such securities.

TERMS OF THE MERGER AGREEMENT

     GENERAL

     This section of the joint proxy statement/prospectus describes material provisions of the merger agreement. This summary is qualified in its entirety by reference to the merger agreement, which is included as Appendix A to this joint proxy statement/prospectus. All stockholders of Rally's and Checkers are urged to read the entire merger agreement carefully.

     CLOSING; EFFECTIVE TIME

     The closing of the merger will take place approximately three business days after the conditions in the merger agreement are satisfied. We may, however, agree to another date for the closing. We expect to close the merger on August 9, 1999, which is the end of one of our accounting periods. When the merger is closed, we will file a certificate of merger with the Secretary of State of Delaware, as a result of which, the merger of Rally's into Checkers will be complete.

     CHECKERS' CERTIFICATE OF INCORPORATION

     When the merger is completed, we will file a certificate of amendment to Checkers' certificate of incorporation with the Secretary of State of Delaware, as a result of which it will be amended to increase the number of authorized Checkers common shares to 175 million and to effect a one-for-twelve reverse stock split. The reverse stock split will reduce the number of Checkers outstanding shares but will not reduce the number of authorized Checkers shares. The amended certificate of incorporation will be the certificate of incorporation of Checkers after the merger until it is changed or amended.

     DIRECTORS AND PRINCIPAL OFFICERS OF CHECKERS AFTER THE MERGER

     Checkers and Rally's currently share their executive officers, and it is anticipated that such persons will continue as executive officers of Checkers after the merger. The other officers of Checkers will be appointed by its board as provided in its bylaws. The initial board of directors of Checkers after the merger will have 11 directors, consisting of the Rally's board (five of whom also serve on the Checkers board) and the Checkers board.

     RESERVATION OF RIGHT TO REVISE TRANSACTION

     Rally's and Checkers may agree to change the method of combining their businesses before or after stockholder approval, including to provide for a different form of merger. No change, however, may (1) alter or change the amount or kind of payment to be received by Rally's stockholders, (2) change in a negative way the proposed accounting treatment for the merger or the tax treatment to Rally's or Checkers or to Rally's stockholders or (3) delay receipt of any approval of the merger.

     THE MERGER CONSIDERATION

     Upon completion of the merger, without any action on the part of any stockholder of Rally's, each issued and outstanding Rally's common share, other than shares to be canceled as described below, will be converted into the right to receive 1.99 Checkers common shares.

     Each Rally's common share held by Checkers, Rally's or any wholly owned subsidiary of Rally's or Checkers will be automatically canceled and retired upon completion of the merger and will cease to exist. Each Checkers common share owned by Rally's will be automatically canceled and retired upon completion of the merger. No securities of Checkers or other payment will be delivered in exchange for those shares.

     EXCHANGE OF CERTIFICATES; FRACTIONAL SHARES

     At or before completion of the merger, Checkers will deposit with American Stock Transfer & Trust Co., as exchange agent for the merger, certificates representing the Checkers common shares to be issued in the merger.

     After the merger is completed, the exchange agent will mail a form of transmittal letter to the holders of Rally's common stock. The form of transmittal letter will contain instructions on how to surrender certificates in exchange for Checkers common stock and cash in lieu of fractional shares, if applicable.

     RALLY'S STOCK CERTIFICATES SHOULD NOT BE RETURNED WITH THE ENCLOSED PROXY CARD AND SHOULD NOT BE FORWARDED TO THE EXCHANGE AGENT EXCEPT WITH A TRANSMITTAL FORM, WHICH WILL BE PROVIDED TO HOLDERS AFTER THE MERGER IS COMPLETED.

     No certificates representing fractional Checkers common shares will be issued, and fractional share interests will not entitle the owner to vote or to any rights of a stockholder of Checkers. Instead of issuing fractional shares, Checkers will instruct the exchange agent to sell all fractional shares in the open market. Checkers will pay to persons who would otherwise receive fractional shares an amount in cash equal to the pro rata portion of the net proceeds received by the exchange agent from such sale.

     REPRESENTATIONS AND WARRANTIES

     The merger agreement contains certain customary mutual representations and warranties by each of Rally's and Checkers relating to, among other things:

     /bullet/ corporate organization, structure and power;

     /bullet/ subsidiaries;

     /bullet/ capitalization;

     /bullet/ authorization, execution, delivery, performance and enforceability of, required consents, approvals, orders and authorizations of governmental authorities relating to, and noncontravention of certain agreements as a result of, the merger agreement;

     /bullet/ documents filed by Rally's and Checkers with the Securities and Exchange Commission and other regulatory entities, the accuracy of information contained in those documents and the absence of undisclosed liabilities of Rally's and Checkers;

     /bullet/ the accuracy of information supplied by Rally's and Checkers in connection with this joint proxy statement/prospectus and the related registration statement;

     /bullet/ the absence of material changes or events with respect to Rally's and Checkers since 1997;

     /bullet/ compliance with applicable laws and litigation;

     /bullet/ the absence of changes in benefit plans;

     /bullet/ matters relating to the Employee Retirement Income Security Act of 1974;

     /bullet/ tax matters;

     /bullet/ required stockholder votes in connection with the merger agreement;

     /bullet/ satisfaction of certain state takeover statutes;

     /bullet/ engagement of and payment of fees to brokers, investment bankers, finders and financial advisors in connection with the merger agreement;

     /bullet/ intellectual property matters including efforts to resolve any "Year 2000" computer problems; and

     /bullet/ certain material contracts.

     CERTAIN COVENANTS

     CONDUCT OF BUSINESS. Rally's and Checkers have each agreed that, during the period from the date of the merger agreement to the date the merger is completed, each party will:

     /bullet/ not engage in any unusual transactions;

     /bullet/ try to maintain its business and current business organization;
              and

     /bullet/ try to keep available the services of its current officers and other key employees and preserve its relationships with those persons having business dealings with it.

     The merger agreement provides that Rally's and Checkers will not take any action not allowed by the merger agreement, such as:

     /bullet/ amending organizational documents;

     /bullet/ issuing, selling or encumbering any shares of capital stock or options to acquire any shares of capital stock;

     /bullet/ selling, leasing or encumbering property or assets;

     /bullet/ declaring or paying dividends or recapitalizing, other than Checkers' proposed one-for-12 reverse stock split to be implemented immediately after the merger.

     /bullet/ redeeming capital stock;

     /bullet/ making acquisitions; or

     /bullet/ taking any action that would cause the representations and warranties regarding absence of certain changes or events to no longer be true.

     NO SOLICITATION

     The merger agreement provides that Rally's and Checkers will not, directly or indirectly:

     /bullet/ solicit, initiate, or encourage any acquisition proposal;

     /bullet/ waive any provision of any standstill or similar agreement;

     /bullet/ engage in negotiations regarding any acquisition proposal; or

     /bullet/ give access to their properties, books or records to any person that may be considering making an acquisition proposal.

     However, if either the Rally's board or the Checkers board determines that an acquisition proposal is or could be more advantageous to their stockholders than the merger, it may (a) furnish information with respect to it and its subsidiaries to any person making an acquisition proposal on a confidential basis and (b) participate in discussions or negotiations regarding such acquisition proposal. An "acquisition proposal" means any offer or proposal for, or any indication of interest in, a merger or other business combination involving Rally's or Checkers, or any of their subsidiaries, or the acquisition of any equity interest in, or a substantial portion of the assets of, any party, other than the transactions contemplated by the merger agreement.

     EMPLOYEE BENEFIT PLANS

     After the completion of the merger, the employee benefit plans of Checkers and Rally's in effect at that time will remain in effect with respect to the employees of Checkers and Rally's, until such time as Checkers adopts new employee benefit plans and arrangements with respect to employees of Checkers. After completion of the merger, Checkers will honor all employee benefit plans of Rally's and all other contracts, arrangements and commitments which apply to current or former employees or directors of Rally's.

     Employees of Checkers and Rally's will receive credit for purposes of eligibility to participate, vesting, benefit accrual and eligibility to receive benefits under any employee benefit plan, program or arrangement established or maintained by Checkers or any of its subsidiaries and made available to such employees for service accrued or deemed accrued before the merger with Checkers and Rally's or any of their subsidiaries, provided, however, that the crediting of service will not duplicate any benefit or the funding of any benefit.

     INDEMNIFICATION AND INSURANCE

     Checkers has agreed to indemnify those persons currently entitled to indemnification from Rally's for liabilities for acts or omissions occurring at or prior to the merger and to assume as of the date of the merger any indemnification agreements of Rally's in effect as of the date of the merger agreement.

     For four years after the date of the merger, Checkers will maintain in effect Rally's current directors' and officers' liability insurance covering acts or omissions occurring before the merger on terms no less favorable than those in effect on the date of the merger agreement. However, Checkers may substitute policies of Checkers containing terms no less favorable. Checkers is not required to pay premiums for the insurance described in this paragraph of more than 125% of the premiums paid by Checkers and Rally's in 1997.

     CONDITIONS TO THE CONSUMMATION OF THE MERGER

     Rally's and Checkers' obligations to complete the merger are subject to the satisfaction or wavier of various conditions, which include, in addition to the other customary closing conditions, the following:

     1. the Rally's stockholders must approve the merger and the Checkers stockholders must approve the merger and the increase in authorized shares;

     2. other than the filing with the Secretary of State of Delaware of the certificate of merger, all actions required by any governmental agency, court or authority or any non-governmental authority to consummate the merger must have been obtained;

     3. no order or injunction against completion of the merger shall have been issued; and

     4. the registration statement of which this joint proxy statement/prospectus is a part shall have become effective under the Securities Act of 1933.

     In addition, the obligation of each of Rally's and Checkers to complete the merger is subject to the satisfaction or waiver of the following additional conditions:

     1. the representations and warranties of the other being true and correct as of the date of the merger agreement and as of the date the merger is completed (except to the extent expressly made as of an earlier date, in which case as of the earlier date), with certain exceptions where the failure would not have a material adverse effect;

     2. the other party to the merger agreement having performed in all material respects obligations required to be performed by it under the merger agreement on or prior to the closing date, provided that the covenant not to issue, sell or deliver, any capital stock or split, combine, reclassify or subdivide its capital stock shall have been duly performed and complied with in all respects;

     3. Checkers and Rally's having received from Christensen, Miller, Fink, Jacobs, Glaser, Weil & Shapiro, LLP opinions to the effect that (A) the merger will constitute a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code and that Checkers and Rally's will each be a party to such reorganization within the meaning of Section 368(a) of the Code (see "The Merger--Certain Federal Income Tax Consequences" at page 54) and (B) the completion of the merger agreement will not result in a change of control of Rally's, as that term is used and defined in the Rally's senior note indenture or require Rally's, Checkers or any other person to make an offer to purchase the senior notes pursuant to the indenture; and

     4. no material adverse change having occurred relating to the other party at any time after the date of the merger agreement.

     Subject to certain limited exceptions specified in the merger agreement, "material adverse change" and "material adverse effect" mean, when used in connection with Rally's and Checkers, a change or effect, that a reasonable person would want to know about before investing in the company and that will have a negative impact on the business, financial condition or results of operations of Rally's or Checkers and its subsidiaries.

     TERMINATION

     The merger agreement may be terminated at any time before completion of the merger, whether before or after adoption and approval of the merger agreement by the stockholders of Rally's or Checkers:

     (a) by mutual written consent of Rally's and Checkers;

   (b) by either Rally's or Checkers:

      1. if the merger has not been completed by August 9, 1999;

      2. if the approval of Checkers stockholders has not been obtained at the Checkers annual meeting;

      3. if the approval of Rally's stockholders has not been obtained at the Rally's meeting;

      4. if any injunction, order or decree by a governmental authority of competent jurisdiction shall be in effect and shall have become final and nonappealable; provided, that the party seeking to terminate the merger agreement shall have used all required efforts to prevent and remove such restraint;

      5. if any of the conditions to its obligation to complete the merger is incapable of being satisfied, provided the terminating party is not in breach of the merger agreement; or

      6. if the terminating party's board has determined, after receiving advice from its independent committee, that termination is required by reason of a superior acquisition proposal having been made to it.

     If the merger agreement is terminated by either Rally's or Checkers, it will become void and have no effect, without any liability or obligation on the part of Rally's or Checkers, other than, among other things, (a) in connection with any brokerage or advisory fees of any kind incurred by either Rally's or Checkers, (b) the obligation of Rally's or Checkers to keep all nonpublic information connected with the merger confidential, and (c) the agreement between Rally's and Checkers to each pay their own fees and share the costs of the Hart-Scott-Rodino filing; provided, however, that Rally's or Checkers will not be relieved from any liability for any willful and material breach of any of its representations, warranties, covenants or agreements in the merger agreement.

     EXPENSES

     Whether or not the merger is completed, all fees and expenses incurred in connection with the merger will be paid by the party incurring such fees or expenses, except that

1. Checkers and Rally's will share equally the costs of filing the notice required under the Hart-Scott-Rodino Act and

2. if the merger agreement is terminated by reason of an acquisition proposal, the terminating party will reimburse the non-terminating party for their reasonable and documented transaction costs.

     AMENDMENT; EXTENSION AND WAIVER

     The merger agreement may be amended at any time before or after the approval of the merger agreement by the Checkers or Rally's stockholders. After stockholder approval, we may not amend the merger agreement if the law requires further approval by either Checkers or Rally's stockholders unless we get the required approval. The merger agreement may only be amended by a written agreement signed by Checkers and Rally's.

     At any time prior to the completion of the merger, we may extend the time for the completion of the merger, waive any inaccuracies in the representations and warranties of the other party or waive compliance by the other party of the agreements or conditions contained in the merger agreement unless the law requires the waiver to be approved by the Checkers or Rally's stockholders. Any extension or waiver must be in writing and signed by the waiving party. The failure of Checkers or Rally's to assert any of its rights under the merger agreement will not constitute a waiver of its rights.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     Following is a discussion of all material United States federal income tax consequences of the merger. Except as otherwise indicated, statements of legal conclusion regarding tax treatments, tax effects or tax consequences that are set forth in this section reflect the opinion of Christensen, Miller, Fink, Jacobs, Glaser, Weil & Shapiro, LLP. The conclusions are based on the Internal Revenue Code of 1986, Treasury regulations, rulings of the Internal Revenue Service and court decisions, all of which are subject to change, possibly with retroactive effect. Moreover, due to the lack of definitive judicial authority and administrative guidance, substantial uncertainties exist with respect to many of the tax consequences of the transaction. No ruling has been requested from the Internal Revenue Service on any aspect of the merger, nor will such a ruling be requested. Accordingly, no assurance can be given that the IRS will necessarily agree with the conclusions set forth below, or that, if challenged in a court of competent jurisdiction, that such court will necessarily concur with such conclusions.

     The tax treatment of each Rally's stockholder will depend in part upon such stockholder's particular situation. Special tax consequences not described below may be applicable to particular classes of taxpayers, including financial institutions, broker-dealers, persons who are not citizens or residents of the United States or who are legal entities formed under the laws of jurisdictions outside the United States and Rally's stockholders who acquired their shares through the exercise of employee stock options or otherwise as compensation. This discussion also assumes that the Rally's stockholders hold their Rally's common stock as a capital asset.

     This discussion is not intended to be legal or tax advice to any particular holder of Rally's common stock. All Rally's stockholders should consult with their own tax advisors as to the particular consequences of the merger to them, including the applicability and effect of any state, local and foreign tax laws.

     TAX CONSEQUENCES OF THE MERGER

     Rally's and Checkers expect the merger to qualify as a "reorganization" as defined in /section/368(a)(1)(A) of the Code. As such, the merger will have the following federal income tax consequences:

     1. The exchange in the merger of Rally's common stock solely for Checkers common stock will not result in the recognition of gain or loss to the Rally's stockholders with respect to such exchange.

     2. A Rally's stockholder who receives cash in the merger instead of a fractional share interest in Checkers common stock will be treated as having exchanged such fractional share for cash in a redemption subject to Section 302 of the Code, and the Rally's stockholder generally will recognize capital gain or loss in such exchange equal to the difference between the cash received and the portion of such stockholder's tax basis that is allocable to the fractional share so exchanged.

     3. The tax basis of the Checkers common stock received by a Rally's stockholder in the merger will be the same as the stockholder's tax basis in the Rally's common stock surrendered in exchange therefor.

     4. The holding period of Checkers common stock received by the Rally's stockholders in the merger will include the holding period of Rally's common stock surrendered in exchange therefor.

     5. No gain or loss will be recognized by Rally's or Checkers as a result of the merger.

     The obligation of Checkers and Rally's to consummate the merger is conditioned upon, among other things, receipt by Checkers and Rally's of a legal opinion that, based on a review of the merger agreement, the registration statement, certain other facts and documents which they consider relevant and certain representations made by Rally's and Checkers, the merger will have the tax effect set forth above.

     LIMITATION OF UTILIZATION OF NET OPERATING LOSS CARRYFORWARDS

     Section 382 of the Code generally limits a corporation's use of its net operating loss carryforwards and certain built-in losses if the corporation undergoes an "ownership change." An ownership change generally occurs when a percentage of the corporation's stock held by certain persons, identified in Code Section 382 as "5% shareholders," increases in the aggregate by more than 50 percentage points over the lowest level held by such persons during a three-year testing period. If an ownership change occurs, the corporation's annual utilization of its net operating loss carryforwards is limited to the product of the corporation's equity value immediately before the ownership change multiplied by the applicable long-term federal tax-exempt rate. The merger will result in an ownership change of Checkers and Rally's for purposes of Section 382 of the Code. As a result, the use of net operating loss carryforwards may be limited to approximately $41 million of which approximately $2.2 million is expected to be available each year with any unused portion carried forward to the following year.

     BACKUP WITHHOLDING

     Any cash received in the merger by a Rally's stockholder may be subject to backup withholding at a rate of 31%. Backup withholding will not apply, however, to a taxpayer who (a) furnishes a correct taxpayer identification number and certifies that he or she is not subject to backup withholding on IRS Form W-9 (or an appropriate substitute form), (b) provides a certificate of foreign status on IRS Form W-8 (or an appropriate form), or (c) is otherwise exempt from backup withholding. The IRS may impose a $50 penalty upon any taxpayer who fails to provide the correct taxpayer identification number, as required.

     THE FOREGOING DISCUSSION IS INTENDED ONLY AS A SUMMARY OF ALL MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER AND DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OF ALL POTENTIAL TAX EFFECTS RELEVANT TO A RALLY'S STOCKHOLDER'S DECISION WHETHER TO VOTE IN FAVOR OF THE MERGER. BECAUSE CERTAIN TAX CONSEQUENCES OF THE MERGER MAY VARY DEPENDING UPON THE PARTICULAR CIRCUMSTANCES OF EACH RALLY'S STOCKHOLDER, EACH RALLY'S STOCKHOLDER IS URGED TO CONSULT HIS OR HER OWN TAX ADVISOR TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO SUCH STOCKHOLDER OF THE MERGER, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND FOREIGN TAX LAWS.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the recommendations of the Checkers and Rally's boards with respect to the merger, you should be aware that, as described below, certain members of Checkers' and Rally's managements and boards have interests in the merger that are different from, or in addition to, your interests as stockholders and that may create potential conflicts of interest. Two executive officers of Checkers are members of the seven-person Checkers board that approved the merger and two executive officers of Rally's are members of the nine-person Rally's board that approved the merger. In addition, five members of the Rally's board also serve on the Checkers board.

     Except as described below, we are not aware of any material interest in the merger of our executive officers and directors, other than those of stockholders of Checkers and Rally's generally.

     DIRECTORS AND EXECUTIVE OFFICERS FOLLOWING THE MERGER

     Upon completion of the merger, the Checkers board of directors will consist of 11 members, including all of the current members of the Rally's board (five of whom are also members of the Checkers board) and the Checkers board. William P. Foley, II, Chairman of the Board of Checkers and Rally's, will continue as Chairman after the merger. The executive officers of Checkers will also continue in office after the merger.

     STOCK OPTIONS

     The members of the Rally's board and Rally's executive officers hold options to acquire a total of 4,432,500 shares of Rally's common stock. Pursuant to the merger agreement, holders of Rally's options will have the right to receive 1.99 shares of Checkers common stock on exercise of such options. In addition, Checkers is proposing an amendment to its stock option plan for non-employee directors which would result in a grant of options to purchase 40,000 shares to the Chairman of the Board, 20,000 shares to the Vice Chairman and 10,000 shares of Checkers common stock (after giving effect to the one-for-12 reverse stock split) to each of the other non-employee directors of Checkers after the merger.

     The following table sets forth certain information with respect to Checkers options to be granted pursuant to the merger to:

     1.   the Chief Executive Officer of Checkers and Rally's;

     2. the other four most highly compensated executive officers of Checkers and Rally's, who received at least $100,000 in salary and bonus in 1998;

     3.   all executive officers of Checkers and Rally's as a group;

     4. all non-executive officer directors of Checkers and Rally's as a group; and

     5. all non-executive officer employees of Checkers and Rally's as a group.

     The options shown below will be adjusted for the proposed one-for-twelve reverse stock split and are not necessarily indicative of the number of options that may be granted in the future.


                                                                     NUMBER OF
NAME & POSITION                                DOLLAR VALUE (1)       OPTIONS
---------------                               ------------------   ------------
James J. Gillespie ........................        $135,850           796,000
 President and Chief
 Executive Officer

Harvey Fattig .............................          19,019           111,440
 Executive Vice President &
 Chief Operating Officer

Joseph N. Stein (2) .......................              --                --
 Executive Vice President &
 Chief Administrative Officer

James T. Holder ...........................          11,887            69,650
 Senior Vice President, General
 Counsel & Secretary

Richard A. Peabody ........................           7,132            41,790
 Senior Vice President & Chief
 Financial Officer

All Current Executive Officers
  as a group (5 persons) ..................         173,888         1,018,880

All Current Non-Executive Officer Directors
  as a group (8 persons) ..................         835,967         7,801,795

All Non-Executive Officer Employees
  as a group (227 persons) ................         279,835         1,639,668
----------------
(1) Based upon the difference between the exercise price and the closing price of the Checkers common stock of $0.4375 as reported on the NASDAQ National Market on May 12, 1999.

(2) Mr. Stein resigned as an officer of Checkers and Rally's effective April 8, 1999.

     CHECKERS CREDIT AGREEMENT

     The debt which Checkers owes under its credit agreement (approximately $17.4 million at May 12, 1999) is held by a group of investors which includes William P. Foley, II, Burt Sugarman and C. Thomas Thompson and certain of their affiliates and associates. While we intend to refinance such debt at lower interest rates, if available, it may not be possible to do so on acceptable terms. We may use some of the proceeds from the sale of Rally's and/or Checkers restaurants to make interest and principal payments on such debt. Therefore, completion of the merger may benefit the lenders in the credit agreement to the extent the merger facilitates the repayment of the Checkers debt or increases the credit worthiness of Checkers. The following table sets forth the names of such holders and the amount of the debt held under the credit agreement:

                                                                    AMOUNT OF
NAME OF DEBT HOLDER                                                 DEBT HELD
-------------------                                                -----------
CKE Restaurants, Inc.(1) .......................................   $7,727,459
Santa Barbara Restaurant Group, Inc.(1) ........................    4,941,979
Fidelity National Financial, Inc.(1) ...........................    2,216,403
William P. Foley, II(1) ........................................      698,541
Burt Sugarman(2) ...............................................      748,784
Andrew Puzder(3) ...............................................       29,951
C. Thomas Thompson(4) ..........................................       29,951
----------------
(1) Mr. Foley is the chairman of the board and chief executive officer of CKE and Fidelity and the Chairman of the Board of Rally's, Checkers and Santa Barbara Restaurant Group.

(2) Mr. Sugarman is the Chairman of the Board, President and Chief Executive Officer of GIANT and is a director of Rally's and Checkers.

(3) Mr. Puzder is a director and Chief Executive Officer of Santa Barbara Restaurant Group, Executive Vice President and General Counsel of CKE and a director of Rally's.

(4) Mr. Thompson is a director of Santa Barbara Restaurant Group, Rally's and Checkers and an executive officer of CKE.

     JOINT PURCHASING AGREEMENT

     The execution of a joint purchasing agreement between Checkers and CKE is a condition to Checkers' and Rally's obligation to complete the merger. The primary objective of the agreement is for Checkers to be included and benefit from the cooperative buying power of all restaurants directly owned or otherwise affiliated with CKE. The agreement provides generally that CKE will assist Checkers in connection with the cooperative purchasing of food, beverage, paper and other products, including administrative support in the bid solicitation process, forward buying recommendations for key commodity items and assistance in negotiation of key long term vendor contracts. The form of agreement has been filed as an exhibit to the registration statement of which this joint proxy statement/ prospectus is a part. Messrs. Foley, Puzder and Thompson are executive officers and/or directors of CKE, which is a major stockholder of Rally's and the lenders' agent under the Checkers credit agreement.

     INDEMNIFICATION AND INSURANCE

     Pursuant to the merger agreement, Checkers will indemnify from liability for acts or omissions occurring at or prior to completion of the merger officers and directors of Rally's currently entitled to indemnification from Rally's as provided in its certificate of incorporation and bylaws. For a period of four years after the completion of the merger, Checkers will maintain liability insurance covering acts or omissions occurring before the merger with respect to those persons who were covered by Rally's directors' and officers' liability insurance policies on terms no less favorable than those in effect on the date of the merger agreement. Checkers, however, will not be required to pay more than 125% of the amount paid by Rally's and Checkers in 1997 to maintain such insurance. Checkers is permitted under the merger agreement to substitute policies of Checkers containing terms no less favorable to the directors and officers in question.

ACCOUNTING TREATMENT

     The merger will be accounted for as a "purchase" for accounting and financial reporting purposes. Based upon the controlling interest in Checkers to be obtained by Rally's stockholders as a result of the merger, the merger will be accounted for as an acquisition of Checkers by Rally's stockholders (a reverse acquisition in which Rally's is considered the acquirer for accounting purposes). Accordingly, the historical financial information of the merged entity will reflect that of Rally's.

REGULATORY MATTERS

     The Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder require that we file with the Antitrust Division of the Department of Justice and the Federal Trade Commission a notice of the merger. In compliance with the HSR Act, we filed the required notice with respect to the merger on February 16, 1999. We were then required to wait 30 days before completing the merger. The waiting period was terminated early by the Federal Trade Commission on February 26, 1999. Federal or state antitrust authorities or a private person or entity could seek to enjoin the merger under the antitrust laws at any time prior to its completion or to compel recission or divestiture at any time after the merger.

RESTRICTION ON RESALES BY AFFILIATES

     The Checkers common stock to be issued to Rally's stockholders in the merger have been registered under the Securities Act. These shares may be traded freely and without restriction by those stockholders not deemed to be "affiliates" of Checkers or Rally's, as that term is defined under the Securities Act. An affiliate of Checkers or Rally's is a person who directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, Checkers or Rally's, as the case may be. Any subsequent transfer by an affiliate of Checkers or Rally's must be permitted by the resale provisions of

Rule 145 under the Securities Act (or Rule 144 under the Securities Act, in the case of persons who become affiliates of Checkers after the merger) or as otherwise permitted under the Securities Act. These restrictions are expected to apply to the directors and executive officers of Rally's.

     Rally's has agreed to deliver to Checkers an agreement from each of its affiliates that they will not dispose of Checkers common stock in violation of the Securities Act, except pursuant to an effective registration statement under the Securities Act, in conformity with the limitations of Rule 145 or in a transaction that is not required to be registered under the Securities Act.

LITIGATION

     An action entitled FIRST ALBANY CORP., AS CUSTODIAN FOR THE BENEFIT OF NATHAN SUCKMAN V. CHECKERS DRIVE-IN RESTAURANTS, INC., ET AL., Case No. 16667, was filed on September 29, 1998 in the Delaware Court of Chancery in and for New Castle County, Delaware by First Albany Corp., as custodian for the benefit of Nathan Suckman, an alleged stockholder of 500 shares of Checkers common stock. The complaint names Checkers, GIANT, Rally's and certain of their current and former officers and directors as defendants, including Messrs. Foley, Gillespie, Fattig, Stein, Holder, Peabody, Christensen, McKee, O'Hara, Sugarman and Thompson. The complaint alleges generally that certain of the defendants engaged in an unlawful scheme and plan to permit Rally's to acquire the public shares of Checkers common stock in a "going private" transaction for grossly inadequate consideration and in breach of the defendants' fiduciary duties. The plaintiff allegedly initiated the complaint on behalf of all Checkers stockholders as of September 28, 1998 and seeks, among other things, declaratory and injunctive relief against the consummation of the merger, or if the merger is completed, rescission of the merger, and costs and disbursements incurred in connection with bringing the action, including attorneys' fees, and such other relief as the court may deem proper. A second putative class action, DAVID J. STEINBERG AND CHAILE B. STEINBERG, INDIVIDUALLY AND ON BEHALF OF THOSE SIMILARLY SITUATED V. CHECKERS DRIVE-IN RESTAURANTS, INC., ET AL., Case No. 16680, was filed on October 2, 1998 in the Delaware Court of Chancery in and for New Castle County, Delaware. The complaint contains generally similar allegations as those in the FIRST ALBANY complaint and seeks similar relief. Plaintiffs have indicated that they will probably file an amended complaint if a merger between Checkers and Rally's is completed. Checkers and Rally's deny all wrongdoing and intend to defend these lawsuits vigorously.

     Each of Checkers and Rally's are involved in various other litigation matters which are described at pages 121 and 135.

DISSENTERS' RIGHTS OF APPRAISAL

     Under applicable state law, stockholders of Checkers and Rally's are not entitled to dissenters' rights of appraisal in connection with the merger.

                                  PROPOSAL 2
            INCREASE IN AUTHORIZED SHARES OF CHECKERS COMMON STOCK

GENERAL

     The Checkers board has approved a proposal to amend Checkers' certificate of incorporation to increase the number of authorized shares of Checkers common stock from 150,000,000 to 175,000,000 in order to have sufficient shares, assuming all options and warrants are exercised, immediately after the merger. If approved at the Checkers annual meeting, the proposed amendment will become effective upon the filing of a certificate of amendment to Checkers' certificate of incorporation with the Secretary of State of the State of Delaware, which will occur at the same time the certificate of merger is filed. We cannot complete the merger unless this proposal is approved.

INCREASE IN AUTHORIZED SHARES

     Proposal 2 would amend the first sentence of Article 4 of Checkers' certificate of incorporation to read as follows:

      "The total number of shares of all classes of Capital Stock which the Corporation shall have the authority to issue is 177,000,000 shares, consisting of (i) 175,000,000 shares of common stock, $.001 par value per share (the "Common Stock"), and (ii) 2,000,000 shares of preferred stock, $.001 par value per share (the "Preferred Stock")."

     We cannot complete the merger unless we increase our Checkers' authorized common shares. Therefore, we believe that it is in Checkers' best interests to increase the number of authorized shares of common stock. In addition, we believe that it is in our best interests to have additional authorized but unissued shares available for issuance to meet business needs as they arise. At May 12, 1999, 73,408,047 shares of Checkers common stock were issued and outstanding and options and warrants to purchase an additional 33,270,000 shares were also outstanding. Pursuant to the merger agreement, Checkers will issue 58,377,134 shares of common stock on completion of the merger and will be obligated to issue an additional 23,942,110 shares if all options and warrants issued in the merger are exercised.

     The authorized shares of Checkers common stock in excess of outstanding shares will be available for issuance at any time and for any corporate purpose that the Checkers board deems advisable, without further action by stockholders, except as may be required by applicable law or by the rules of any stock exchange or national securities association trading system on which Checkers common stock may be listed or traded. The issuance of additional common shares may have a dilutive effect on earnings per share and, for persons who do not purchase additional shares to maintain their pro rata interest in Checkers, on such stockholder's percentage voting power.

     Checkers has no arrangements, agreements, understandings or plans at the present time for the issuance or use of the additional shares of Checkers common stock proposed to be authorized except in connection with the merger, the possible exercise of options and warrants currently outstanding or to be issued in the merger, the grant of additional options under Checkers' stock option plans. Checkers' board does not intend to issue any Checkers common stock except on terms which it deems to be in the best interests of Checkers and its then existing stockholders. Any future issuance of Checkers common stock will be subject to the rights of holders of outstanding shares of any preferred stock which Checkers may issue in the future.

     Although we have no plans to issue shares of Checkers' stock in the future in order to make acquisition of control of Checkers more difficult, future issuances could have that effect. For example, the acquisition of shares of Checkers' stock by an entity in order to acquire control of Checkers might be discouraged through the public or private issuance of additional shares of stock, since the issuance would dilute the stock ownership of the acquiring entity. Stock could also be issued to existing stockholders as a dividend or privately placed with purchasers who might side with the board in opposing a takeover bid, thus discouraging such a bid.

     The Checkers board has determined that the proposed amendment of Checkers' certificate of incorporation to increase the number of authorized of Checkers common shares is advisable and in the best interests of Checkers and recommends a vote for Proposal 2.


                                  PROPOSAL 3
                              REVERSE STOCK SPLIT

GENERAL

     The Checkers board has approved a proposal to amend Checkers' certificate of incorporation to effect a one-for-12 reverse stock split of Checkers common stock. If the reverse split is approved by the Checkers stockholders, we intend to file a certificate of amendment immediately after completion of the merger.

     Upon the filing of the certificate of amendment with the Secretary of State of Delaware, each certificate representing Checkers common shares outstanding immediately prior to the reverse split, including shares received by Rally's stockholders in the merger, will be deemed automatically, without any action on the part of Checkers or its stockholders, to represent one-twelfth the number of shares of Checkers common stock immediately prior to the reverse split. No fractional shares will be issued as a result of the reverse split. Instead, Checkers will cause all fractional shares to be sold in the open market. Each stockholder whose shares are not evenly divisible by 12 will receive the holder's pro rata share of the net proceeds of the sale.

     After the reverse split becomes effective, stockholders will be asked to surrender certificates representing their Checkers shares in the letter of transmittal to be sent to stockholders by Checkers. After the old certificates are surrendered, a certificate representing the reduced number of shares will be issued and sent to stockholders. However, each old certificate will continue to be valid and represent shares equal to one-twelfth the number of shares held prior to the reverse split.

     The voting and other rights that presently characterize Checkers common stock will not be altered by the reverse split.

PURPOSE OF THE PROPOSED REVERSE SPLIT

     We believe the reverse split is desirable for several reasons. As a result of the merger, Checkers will have over 112 million common shares outstanding. In addition, more than 53 million additional common shares will be issuable upon exercise of options and warrants outstanding after the merger. We believe that the reverse split should enhance the acceptability of Checkers common stock by the financial community and investing public. The reduction in the number of issued and outstanding shares caused by the reverse split is expected to increase the market price of Checkers common stock thereby reducing the negative attributes traditionally associated with a low per share market price. We anticipate that the higher share price expected to result from the reverse split will enable Checkers to comply with the $1.00 minimum trading value required by the NASDAQ National Market.

     We also believe that the reverse split will result in a broader market for Checkers common stock than that which currently exists for Rally's or Checkers common stock. A variety of brokerage house policies and practices tend to discourage individual brokers within those firms from dealing with lower priced stocks. Some of those policies and practices pertain to the payment of broker's commissions and to time consuming procedures that function to make the handling of lower priced stock economically unattractive to brokers. In addition, the structure of trading commissions also tends to have an adverse impact upon holders of lower priced stock because the brokerage commission on a sale of lower priced stock generally represents a higher percentage of the sales price than the commission on a relatively higher priced issue. The proposed reverse split should result in a price level for Checkers common stock that will reduce, to some extent, the effect of the policies and practices of brokerage firms and diminish the adverse impact of trading commissions on the market for Checkers common stock. The expected increased price level may also encourage interest and trading in Checkers common stock and possibly promote greater liquidity for Checkers' stockholders, although liquidity could be adversely affected by the reduced number of shares of Checkers common stock outstanding after the reverse split.

     We cannot be certain whether any or all of these effects will occur, including, whether the market price share after the reverse split will exceed or remain above the current market price. In addition, we do not know if the market for Checkers common stock will be improved.

EFFECTIVENESS OF THE REVERSE SPLIT

     Assuming approval of the reverse split by the Checkers stockholders, we intend to file the certificate of amendment with the Delaware Secretary of State immediately after completion of the merger. Without any further action on the part on the part of Checkers or its stockholders, the reverse split will be effective and the certificates representing Checkers common stock will be deemed to represent one-twelfth the number of shares held before the reverse split.

     Checkers' stockholders have no right under Delaware law to dissenter's rights of appraisal as a result of the reverse split.

     When the reverse split is completed, Checkers will have the same number of authorized common shares, that is 175 million. As of May 12, 1999, the number of issued and outstanding shares of Checkers common stock was approximately
73.4 million, and after giving effect to the issuance of shares on completion of the merger, the number of outstanding shares will be approximately 112.7 million. As a result of the reverse stock split, there will be approximately
9.4 million shares of Checkers common stock outstanding.

     As of May 12, 1999, Checkers had outstanding options and warrants to acquire 33.3 million shares of Checkers common stock and Rally's had outstanding options and warrants to acquire 12.0 million shares of Rally's common stock. After the merger and the reverse stock split, Checkers will have outstanding options and warrants for approximately 4.8 million shares and 8.8 million shares will be available for grant under Checkers' option plans. The plans and agreements pursuant to which such options and warrants are or will be issued each provide that in the event of a change in the capitalization, such as the reverse split, the number of shares covered by each option and warrant will be adjusted so as to maintain the holder's proportionate interest, and the applicable exercise price will also be appropriately adjusted. For example, the number of shares subject to the publicly traded warrants for Rally's common stock will be increased by multiplying the number of shares subject to the warrant by 1.99 pursuant to the merger agreement and then reduced, pursuant to the reverse stock split, by dividing that number by 12, and the exercise price will be increased by dividing the old exercise price by 1.99 and then multiplying that number by 12.

     The following table sets forth the effects of the reverse split and the merger on Checkers common stock and certain financial information:

                                                          MARCH 22, 1999
                                         --------------------------------------------------
                                                                              AS ADJUSTED
                                           CHECKERS'        AS ADJUSTED        (MERGER &
                                            ACTUAL            (MERGER)       REVERSE SPLIT)
                                         -----------        -----------      --------------
Common stock:
 Authorized ..........................   150,000,000        175,000,000       175,000,000
 Issued and outstanding ..............    73,408,047        112,654,311         9,387,859
 Reserved for outstanding options and
   warrants ..........................    33,269,935         57,212,045         4,767,670
 Available for issuance ..............    43,322,018          5,133,644       160,844,471

Other Effects of the Reverse Split:
 Stated capital ......................  $121,652,000       $137,020,000      $137,020,000
 Retained deficit ....................   (77,755,000)       (65,283,000)      (65,283,000)
 Total stockholders' equity ..........    43,497,000         71,737,000        71,737,000
 Net loss per common share (quarter
   ended March 22, 1999) .............         (0.02)             (0.05)            (0.25)
 Net loss per common share (year ended
   December 28, 1998) ................  $      (0.07)      $      (0.10)     $      (1.21)

     The reverse split may result in some stockholders owning "odd-lots" of less than 100 Checkers common shares. Brokerage commissions and other costs of transactions in odd-lots are generally higher than the costs of transactions in "round-lots" of even multiples of 100 shares.

     Checkers common stock is registered under Section 12(g) of the Exchange Act and is traded on the NASDAQ National Market. As a result, Checkers is subject to the periodic reporting and other requirements of the Exchange Act. The reverse split will not affect such registration or reporting requirements. The reverse split is intended to enable Checkers' to continue to be traded on the NASDAQ National Market. At present prices, Checkers common stock is below the minimum trading price required by NASDAQ to maintain its listing. See "Risk Factors--Continued Listing on NASDAQ is Uncertain" at page 8.

EXCHANGE OF STOCK CERTIFICATES

     Checkers will send a letter of transmittal to each holder of record of Checkers common stock outstanding on the date the reverse split is effective. The letter of transmittal will contain instructions for the surrender of certificates to the transfer agent for Checkers common stock. Upon submission of a properly completed and executed letter of transmittal to the transfer agent, together with the holder's stock certificate(s), a stockholder will be entitled to receive a certificate representing the number of shares resulting from the reverse split.

     Stockholders should not submit any certificates until requested to do so. No new stock certificate will be issued to a stockholder until the surrender of the stockholder's old certificate(s), together with the properly completed and executed letter of transmittal to the transfer agent.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE REVERSE SPLIT

     Checkers has not sought a ruling from the IRS regarding the federal income tax consequences of the reverse split, and there can be no assurance that the IRS or the courts will accept the positions expressed herein. Checkers believes that because the reverse split is not part of a plan to periodically increase a stockholder's proportionate interest in the assets or earnings and profits of Checkers, the reverse split will have the following federal income tax consequences:

     1. No gain or loss will be recognized by a stockholder on the surrender of the stockholder's Checkers common stock or receipt of the new stock certificate.

     2. The stockholder's tax basis of the shares of Checkers common stock received as a result of the reverse split will equal the stockholder's tax basis of the shares of Checkers common stock exchanged therefor.

     3. The stockholder's holding period of the shares of Checkers common stock received after the reverse split will include the stockholder's holding period of the shares of Checkers common stock held prior to the reverse split.

     4. A stockholder who receives cash instead of fractional shares will be treated as if Checkers has issued fractional shares to the holder and then immediately redeemed such shares for cash. Such stockholder should generally recognize gain or loss measured by the difference between the amount of cash received and the basis of the stockholder's shares held prior to the reverse split allocable to such fractional shares, as if they had actually been issued. Such gain or loss will be capital gain or loss, if such stockholder's shares were held as a capital asset, and any such capital gain or loss will generally be long-term capital gain or loss to the extent such stockholder's holding period for the shares held prior to the reverse split then exceeds 12 months.

     5. The reverse split will constitute a reorganization within the meaning of Section 368(a)(1)(E) of the Internal Revenue Code, and Checkers will not recognize any gain or loss as a result of the reverse split.

     Any cash received in the reverse split by a Checkers stockholder may be subject to backup withholding at a rate of 31%. Backup withholding will not apply, however, to a taxpayer who (a) furnishes a correct taxpayer identification number and certifies that he or she is not subject to backup withholding on IRS Form W-9 (or an appropriate substitute form), (b) provides a certificate of foreign status on IRS Form W-8 (or an appropriate form), or (c) is otherwise exempt from backup withholding. The IRS may impose a $50 penalty upon any taxpayer who fails to provide the correct taxpayer identification number, as required.

     THE FOREGOING DISCUSSION IS INTENDED ONLY AS A SUMMARY OF ALL MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE REVERSE SPLIT AND DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OF ALL POTENTIAL TAX EFFECTS RELEVANT TO A CHECKERS STOCKHOLDER'S DECISION WHETHER TO VOTE IN FAVOR OF THE REVERSE SPLIT BECAUSE CERTAIN TAX CONSEQUENCES OF THE REVERSE SPLIT MAY VARY DEPENDING UPON THE PARTICULAR CIRCUMSTANCES OF EACH CHECKERS STOCKHOLDER, EACH CHECKERS STOCKHOLDER IS URGED TO CONSULT HIS OR HER OWN TAX ADVISOR TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO SUCH STOCKHOLDER OF THE REVERSE SPLIT, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND FOREIGN TAX LAWS.

MISCELLANEOUS

     We may abandon the reverse split at any time before its effectiveness if for any reason we deem it advisable. We may consider abandoning the proposed reverse split if we determine, in our sole discretion, that the reverse split would adversely affect the ability of Checkers to raise capital or the liquidity of our common stock, among other things.

     The Checkers board has determined that the reverse split is advisable and recommends that you vote in favor of Proposal 3.

                                  PROPOSAL 4
                             ELECTION OF DIRECTORS


CHECKERS

     There are currently seven seats on the Checkers board of directors, with no vacancies. The board is divided into three classes of directors serving staggered three-year terms. Directors hold their positions until the annual meeting of stockholders in the year in which their term expires and until their respective successors are elected and qualified or until their earlier resignation, removal from office or death. The term of office of three of Checkers' directors, William P. Foley, II, Clarence V. McKee and C. Thomas Thompson, will expire at the Checkers meeting. The Checkers board unanimously recommends that you vote "FOR" the election of Messrs. Foley, McKee and Thompson as directors, to hold office until Checkers' annual meeting in 2002 and until their successors are elected and qualified or until their earlier resignation, removal from office or death. See "Management--Directors and Executive Officers" and "The Stockholders Meetings--Share Ownership of Management and Certain Stockholders" at pages 139 and 18 for further information on such nominees. Stockholders may vote for up to three nominees. Stockholders may not vote cumulatively in the election of directors. In the event any of the nominees should be unable to serve, which is not anticipated, the Checkers proxy committee, which consists of Messrs. James J. Gillespie, Richard A. Peabody and James T. Holder, will vote for such other person or persons for the office of director as the Checkers board may recommend. As a result of the merger, the following persons, who are currently directors of Rally's, will be appointed as directors of Checkers: Willie D. Davis, term
expiring in      ; David Gotterer, term expiring in      ; Ronald B. Maggard,
term expiring in      ; and Andrew F. Puzder, term expiring in      .

RALLY'S

     If the merger is completed, Rally's will cease to exist as a separate corporation, and Rally's stockholders will become Checkers stockholders. If, for any reason, we are unable to complete the merger, the Rally's board of directors has nominated the following persons, who currently make up the Rally's board, to serve as directors of Rally's until Rally's next annual meeting and until their successors are elected and qualified or until their earlier resignation, removel from office or death: Terry N. Christensen, Willie
D. Davis, William P. Foley, II, James J. Gillespie, David Gotterer, Ronald B. Maggard, Andrew F. Puzder, Burt Sugarman and C. Thomas Thompson. See "Management--Directors and Executive Officers" and "The Stockholders Meeting--Share Ownership of Management and Certain Stockholders" at pages 139 and 18 or further information on such nominees.

               UNAUDITED PRO FORMA FINANCIAL STATEMENTS AND NOTES

     The following pro forma condensed consolidated financial data sets forth certain unaudited pro forma financial information giving effect to the merger. The pro forma financial information is based on, and should be read in conjunction with, the historical consolidated financial statements of each of the companies and the related notes.

     The following pro forma condensed consolidating balance sheet information gives effect to the issuance of 58,377,134 shares of Checkers common stock in exchange for 29,335,243 shares of Rally's common stock, based upon the per share price of Checkers common shares of $0.531 and a one-for-twelve reverse split, assuming the merger and reverse stock split had occurred on March 22, 1999:

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                     CHECKERS     RALLY'S
                                                                     MARCH 22,   MARCH 22,      PRO FORMA
                                                                       1999        1999        ADJUSTMENTS       MERGED
                                                                    ---------    --------      -----------     ----------
ASSETS:
Total current assets ...........................................    $  11,861    $ 13,323       $              $  25,184
Property and equipment, net ....................................       77,162      60,290                        137,452
Investment in affilate, including net goodwill
 of $11,717 after accumulated amortization......................           --      22,567     A)  (22,567)            --
Intangibles, net of accumulated amortization ...................        9,916      23,402     G)   19,391         52,709
Other assets, net of accumulated amortization ..................        1,232       2,620                          3,852
                                                                    ---------    --------       ---------      ---------
                                                                    $ 100,171    $122,202       $  (3,176)     $ 219,197
                                                                    =========    ========       =========      =========
LIABILITIES:
Current liabilities ............................................       18,824      19,204     B)    1,500         39,528
Senior notes, net of discount, less current maturities .........           --      53,543                         53,543
Long-term debt and capital lease obligations, less
 current maturities ............................................       28,853      12,588                         41,441
Minority interests in joint ventures ...........................          674          --                            674
Other long-term liabilities ....................................        8,323       3,951                         12,274
                                                                    ---------    --------       ---------      ---------
 Total liabilities .............................................       56,674      89,286           1,500        147,460
STOCKHOLDERS' EQUITY:
Preferred stock ................................................           --          --                             --
Common stock ...................................................           73       2,961     C)   (3,025)             9
Additional paid-in capital .....................................      121,579      97,346     D)  (81,914)       137,011
Retained deficit ...............................................      (77,755)    (65,283)    E)   77,755        (65,283)
                                                                    ---------    --------       ---------      ---------
                                                                       43,897      35,024          (7,184)        71,737
Less treasury stock, at cost ...................................         (400)     (2,108)    F)    2,508             --
                                                                    ---------    --------       ---------      ---------
 Net stockholders'equity .......................................       43,497      32,916          (4,676)        71,737
                                                                    ---------    --------       ---------      ---------
                                                                    $ 100,171    $122,202       $  (3,176)     $ 219,197
                                                                    =========    ========       =========      =========

----------------
A) Pro forma adjustment to record the elimination of Rally's original investment of $10,850 in Checkers common stock and the reclassification to intangibles of $11,717 of goodwill associated with Rally's investment in Checkers.
B) Pro forma adjustment to accrue estimated transaction costs related to the merger.
C) Pro forma adjustments to record the issuance of 58,377 shares of Checkers common stock in exchange for Rally's outstanding shares $58; to eliminate the previous common stock account of Rally's, ($2,961); to eliminate the par value associated with Rally's investment in Checkers common stock, ($19); and to effect a one-for-twelve reverse split, ($103).
D) Pro forma adjustments, in accordance with reverse acquisition accounting, to record the fair value of the outstanding 54,277 shares of common stock of Checkers valued at $0.531 per share; $28,767 which is net related par value, eliminate the previous treasury stock of Rally's $2,108; eliminate the previous additional paid-in capital account of Checkers, ($121,579); to reduce additional paid in capital for the par value of the 58,377 shares issued to Rally's stockholders, ($58); to eliminate the previous common stock account of Rally's, $2,961; to attribute a $10,000 estimated fair value to the outstanding Checkers stock options and warrants, and to give effect a one-for-twelve reverse split, $103.
E) Pro forma adjustments to record the elimination of the retained deficit account of Checkers.
F) Pro forma adjustment to eliminate the previous treasury stock of Checkers, $400; as well as the treasury stock of Rally's, $2,108, which is cancelled as a result of the merger.
G) Pro forma adjustment to record goodwill of $7,674 associated with the merger and the reclassification of $11,717 of goodwill associated with Rally's original investment in Checkers (see A).

     The following unaudited pro forma condensed consolidating statement of operations sets forth certain pro forma financial information giving effect to the merger, assuming the merger and the reverse stock split had occurred on December 29, 1997:

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                           CHECKERS           RALLY'S
                                                         TWELVE WEEKS      TWELVE WEEKS
                                                             ENDED             ENDED         PRO FORMA
                                                        MARCH 22, 1999    MARCH 22, 1999    ADJUSTMENTS      MERGED
                                                       ----------------  ----------------  -------------  -----------
TOTAL REVENUES ......................................      $ 31,713           $30,119                        61,832
                                                           --------           -------         ------         ------
COSTS AND EXPENSES:
Restaurant operating costs ..........................        26,434            24,206                        50,640
Advertising expense .................................         1,912             1,801                         3,713
Other expenses ......................................            98               352                           450
Other depreciation and amortization .................           454               570       H)   194          1,218
General and administrative expense ..................         2,917             3,081       I)   (88)         5,910
                                                           --------           -------         ------         ------
 Total cost and expenses ............................        31,815            30,010            106         61,931
                                                           --------           -------         ------         ------
 Operating (loss) income ............................          (102)              109           (106)           (99)
Other income (expense):
 Interest income ....................................            58               188                           246
 Gains on bond repurchases ..........................            --               256                           256
 Loss on investment in affiliate ....................            --              (434)      J)   434             --
 Interest expense ...................................        (1,181)           (1,685)                       (2,866)
                                                           --------           -------         ------         ------
Loss before minority interest, income taxes .........        (1,225)           (1,566)           328         (2,463)
Minority interests in (losses) earnings .............          (114)               --                          (114)
                                                           --------           -------         ------         ------
Loss before income taxes ............................        (1,111)           (1,566)           328         (2,349)
Income taxes ........................................            --                37                            37
                                                           --------           -------         ------         ------
Net (loss) earnings .................................      $ (1,111)          $(1,603)        $  328       $ (2,386)
                                                           ========           =======         ======       ========
Comprehensive (loss) earnings .......................      $ (1,111)          $(1,603)        $  328       $ (2,386)
                                                           ========           =======         ======       ========
Net (loss) income per common share
  (basic and diluted) ...............................      $  (0.02)          $ (0.05)                     $  (0.25)
                                                           ========           =======                      ========
Weighted average number of common
  shares (basic and diluted) ........................        73,408            29,335                    K)   9,388
                                                           ========           =======                      ========

----------------

H) Pro forma adjustment to increase the amortization of goodwill associated with the merger.

I) Pro forma adjustment to eliminate excess public company expenses recorded on Rally's.

J) Pro forma adjustment to eliminate loss from the Rally's equity investment in Checkers.

K) The merged weighted average number of common shares outstanding consists of 112,654 shares immediately following the merger, effected for the one-for-twelve reverse split.

     The following unaudited pro forma condensed consolidating statement of operations sets forth certain pro forma financial information giving effect to the merger, assuming the merger had occurred December 29, 1997:



                                                            CHECKERS        RALLY'S
                                                           FISCAL YEAR    FISCAL YEAR
                                                              ENDED          ENDED
                                                          DECEMBER 28,   DECEMBER 28,    PRO FORMA
                                                              1998           1998       ADJUSTMENTS      MERGED
                                                         -------------- -------------- ------------- -------------
                                                                 (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Total Revenues .........................................    $145,708       $144,952                      $ 290,660
                                                            --------       --------       --------       ---------
COSTS AND EXPENSES:
Restaurant operating costs .............................     119,416        113,782                        233,198
Advertising expense ....................................       6,921          9,853                         16,774
Other expenses .........................................         516            647                          1,163
Other depreciation and amortization ....................       2,275          2,503       H)   842           5,620
General and administrative expense .....................      13,309         13,404       I)  (380)         26,333
SFAS 121 provisions ....................................       2,953          3,362                          6,315
                                                            --------       --------         ------       ---------
  Total costs and expenses .............................     145,390        143,551            462         289,403
                                                            --------       --------         ------       ---------
  Operating income (loss) ..............................         318          1,401           (462)          1,257
                                                            --------       --------         ------       ---------
Other income (expense):
 Interest expense ......................................      (6,007)        (7,145)                       (13,152)
 Loss on investment in affiliate .......................          --         (2,019)      J) 2,019              --
 Interest income .......................................         272            480                            752
                                                            --------       --------         ------       ---------
Loss before minority interest and income tax expense
 (benefit) .............................................      (5,417)        (7,283)         1,557         (11,143)
Minority interests in operations of joint venture ......         (73)            --                            (73)
                                                            --------       --------         ------       ---------
Loss before income tax expense (benefit) ...............      (5,344)        (7,283)         1,557          11,070
Income tax expense .....................................          --            252                            252
                                                            --------       --------         ------       ---------
Net (loss) earnings ....................................    $ (5,344)      $ (7,535)        $1,557       $ (11,322)
                                                            ========       ========         ======       =========
Comprehensive (loss) earnings ..........................    $ (5,344)      $ (7,535)        $1,557       $ (11,322)
                                                            ========       ========         ======       =========
Net loss per common share (basic and diluted) ..........    $  (0.07)      $  (0.28)                     $   (1.21)
                                                            ========       ========                      =========
Weighted average number of common shares (basic
 and diluted) ..........................................      73,388         27,170                    K)    9,388
                                                            ========       ========                      =========

----------------
H) Pro forma adjustment to increase the amortization of goodwill associated with the merger.

I) Pro forma adjustment to eliminate excess public company expenses recorded on Rally's.

J) Pro forma adjustment to eliminate loss from the Rally's equity investment in Checkers.

K) The merged weighted average number of common shares outstanding consists of 112,654 shares immediately following the merger, effected for the one-for-twelve reverse split.

                      SELECTED HISTORICAL FINANCIAL DATA

     Checkers and Rally's are providing the following financial information to help you analyze the financial aspects of the merger. This information is only a summary and you should read it in conjunction with the historical financial statements and related notes contained in this joint proxy statement/prospectus.

     As of January 1, 1994, Checkers changed from a calendar reporting year ending on December 31 to a fiscal year which generally ends on the Monday closest to December 31. Each quarter consists of three four-week periods, with the exception of the fourth quarter which consists of four-week periods.

     As of December 29, 1997, Rally's changed from a fiscal year ending on the Sunday closest to December 31 with four 13-week quarters to a fiscal year ending on the Monday closest to December 31 with quarters consisting of three four-week periods, with the exception of the fourth quarter which consists of four four-week periods.


SELECTED HISTORICAL FINANCIAL DATA OF CHECKERS


                                                                YEAR ENDED                                          QUARTER ENDED
                                 ---------------------------------------------------------------------------   ---------------------
                                 JANUARY 2,      JANUARY 1,    DECEMBER 30,   DECEMBER 29,     DECEMBER 28,    MARCH 23,   MARCH 22,
                                    1995            1996           1996           1997             1998          1998        1999
                                 ----------      ----------    ------------   ------------     ------------    ---------   ---------
                                                             (IN THOUSANDS, EXCEPT PER SHARE DATA AND RATIOS)
Company Restaurant Sales ..      $ 194,922       $ 178,744      $ 155,392       $ 135,710       $ 137,965      $ 35,107    $ 30,140

Other Revenues ............         20,193          11,561          9,569           8,184           7,743         1,896       1,573
                                 ---------       ---------      ---------       ---------       ---------      --------    --------

 Total Revenues ...........        215,115         190,305        164,961         143,894         145,708        37,003      31,713

Operating Expenses ........        208,245         200,949        183,268         146,844         142,437        35,316      31,815

Accounting Charges and
 Loss Provisions ..........         14,771          26,572         23,905           1,027           2,953            63           0

Interest Expense ..........          3,564           5,724          6,233           8,650           6,007         1,369       1,181

Interest Income ...........            326             674            678             375             272            79          58

Minority Interests ........            185            (192)        (1,509)            (66)            (73)          (60)       (114)
                                 ---------       ---------      ---------       ---------       ---------      --------    --------

Income (Loss) Before Taxes         (11,324)        (42,074)       (46,258)        (12,186)         (5,344)          394      (1,111)

Tax Provision (Benefit) ...         (4,573)         (8,855)           151               0               0             0           0
                                 ---------       ---------      ---------       ---------       ---------      --------    --------

Net Income (Loss) .........      $  (6,751)      $ (33,219)     $ (46,409)      $ (12,186)      $  (5,344)     $    394    $ (1,111)
                                 =========       =========      =========       =========       =========      ========    ========
Net Income (Loss) per
 Common Share .............      $   (0.14)      $   (0.65)     $   (0.90)      $   (0.20)      $   (0.07)     $   0.01    $  (0.02)
                                 =========       =========      =========       =========       =========      ========    ========

Total Assets ..............      $ 196,770       $ 166,819      $ 136,110       $ 115,401       $ 102,099      $113,676    $100,171

Book value per Common Share           2.21            1.55           0.78            0.69            0.61          0.69        0.59

Long-Term Obligations and
 Redeemable Preferred Stock      $  38,341       $  38,090      $  39,906       $  29,401       $  29,654      $ 28,894    $ 28,853

Cash Dividends Declared per
 Common Share .............      $       0       $       0      $       0       $       0       $       0      $      0    $      0

SELECTED HISTORICAL FINANCIAL DATA OF RALLY'S


                                                            YEAR ENDED                                        QUARTER ENDED
                              -----------------------------------------------------------------------    ------------------------
                              JANUARY 1,    DECEMBER 31,   DECEMBER 29,   DECEMBER 28,   DECEMBER 28,    MARCH 22,      MARCH 22,
                                 1995           1995           1996           1997           1998           1998           1999
                              ----------    ------------  -------------   ------------   ------------    ---------      ---------
                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA AND RATIOS)
Company Restaurant
 Sales ..................     $ 178,476      $ 181,778      $ 156,445      $ 139,348      $ 139,602      $  30,962      $  29,040

Other Revenues ..........         7,842          7,081          6,307          5,582          5,350          1,202          1,079
                              ---------      ---------      ---------      ---------      ---------      ---------      ---------

 Total Revenues .........       186,318        188,859        162,752        144,930        144,952         32,164         30,119

Operating Expenses ......       184,049        194,050        158,691        141,429        140,352         31,534         30,010

Accounting Charges and
 Loss Provisions ........        17,259         31,045             20            158          3,362             31              0

Interest Expense ........         9,742         10,682          8,622          7,434          7,145          1,690          1,685

Interest Income .........           477            538            614            750            480             77            188

Gains on Bond
 Repurchases ............     $       0      $       0      $       0      $       0      $     163      $       0      $     256

Loss on Investment in
 Affiliate ..............             0              0              0            720          2,019             42            434
                              ---------      ---------      ---------      ---------      ---------      ---------      ---------

Loss Before Taxes .......       (24,255)       (46,380)        (3,967)        (4,061)        (7,283)        (1,056)        (1,566)

Tax Provision (Benefit) .        (4,982)           539           (675)           455            252             26             37
                              ---------      ---------      ---------      ---------      ---------      ---------      ---------
Loss Before Extraordinary
 Item ...................       (19,273)       (46,919)        (3,292)        (4,516)        (7,535)        (1,082)        (1,603)

Extraordinary Item ......             0              0          5,280              0              0              0              0
                              ---------      ---------      ---------      ---------      ---------      ---------      ---------

Net Income (Loss) .......     $ (19,273)     $ (46,919)     $   1,988      $  (4,516)     $  (7,535)     $  (1,082)     $  (1,603)
                              =========      =========      =========      =========      =========      =========      =========
Income (Loss) per
 common share:

 Income (Loss) before
  extrordinary item .....     $   (1.42)     $   (3.00)     $   (0.19)     $   (0.22)     $   (0.28)     $   (0.04)     $   (0.05)

 Extraordinary Item .....     $       0      $       0      $    0.31      $       0      $       0      $       0      $       0
                              ---------      ---------      ---------      ---------      ---------      ---------      ---------
Net Income (Loss) per
 Common Share ...........     $   (1.42)     $   (3.00)     $    0.12      $   (0.22)     $   (0.28)     $   (0.04)     $   (0.05)
                              =========      =========      =========      =========      =========      =========      =========

Total Assets ............     $ 169,416      $ 137,392      $ 112,258      $ 134,297      $ 123,306      $ 131,816      $ 122,202

Book value per Common
 Share ..................          2.21           0.43           0.94           1.69           1.18           1.65           1.12

Long-Term Obligations
 and Redeemable
 Preferred Stock ........     $  91,647      $  80,414      $  68,080      $  67,250      $  68,817      $  67,024      $  66,131

Cash Dividends Declared
 per Common Share .......     $       0      $       0      $       0      $       0      $       0      $       0      $       0

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                     AND RESULTS OF OPERATIONS OF CHECKERS

INTRODUCTION

     Checkers commenced operations on August 1, 1987, to operate and franchise Checkers double drive-thru restaurants. As of March 22, 1999, Checkers had an ownership interest in 233 Company operated restaurants and an additional 232 restaurants were operated by franchisees. Checkers' ownership interest in the Checkers' operated restaurants is in one of two forms: (i) Checkers owns 100% of the restaurant (as of March 22, 1999, there were 221 such restaurants) and
(ii) Checkers owns a 10.55% or 65.83% interest in a partnership which owns the restaurant. As of March 22, 1999, there were 12 such joint venture restaurants whose operations are consolidated in the financial statements of Checkers. See "Business. -- Restaurant Operations -- Joint Venture Restaurants" on page 112 for a more detailed description.

     During fiscal 1998, comparable store sales for Checkers were 2.3% above the prior year representing the first full-year increase in six years. The first quarter of 1998 featured the successful introduction of a spicy chicken sandwich that was somewhat unique to the quick-service segment. Other product innovations during 1998 included the transition to a two-patty platform that enabled Checkers to utilize a large hamburger patty for a premium sandwich while also using a smaller hamburger patty for its lower priced menu offerings. Critical to the success of these and other menu offerings was the operational and marketing focus on serving fresh food. In the first quarter of fiscal 1999, comparable store sales at Checkers were 14.3% below the same quarter of the prior year. Severe winter weather in January and intense discounting by major competitors combined to reduce sales. In addition, the seasonal population increase that typically occurs in the core Florida markets was less significant this year. During 1998 and the first quarter of 1999, Checkers broadcast media utilized the positioning statement "Fresh, because we just made it" to emphasize the commitment to serve fresh hot food to every customer. This message was primarily communicated to consumers via television advertising.

     Since the first quarter of fiscal 1998, Checkers, along with its franchisees, experienced a net decrease of 18 operating restaurants. In fiscal 1998, Checkers opened two restaurants and closed two and franchisees opened 18 restaurants and closed 35. In the first quarter of fiscal 1999, Checkers opened one restaurant, acquired three restaurants from franchisees and closed one restaurant and franchisees opened three restaurants and transferred three restaurants to Checkers. The franchise group as a whole continues to experience higher average per store sales than Checkers stores.

     On November 30, 1997, a management services agreement was established between Checkers and Rally's pursuant to which Checkers is providing accounting, information technology and other management services to Rally's. At approximately the same time, a new management team was put into place to provide the operational and functional expertise necessary to explore the opportunities and potential synergies available to both companies. Total fees charged to Rally's under this agreement were $95,000 in 1997, $5.6 million in 1998 and $1.7 million in the first quarter of 1999.

     The relationship between Checkers and Rally's provided reductions in general and administrative expenses for both companies. The Rally's corporate office in Louisville, Kentucky was closed, as well as various regional offices of both companies. The management services agreement also provided for the supervision of both Checkers and Rally's operations by a single Regional Vice President, within each region, which increased spans of control with fewer personnel. The number of markets that contain both Checkers and Rally's units is limited and no market in which either company utilizes broadcast media is shared. Therefore, the companies combined their advertising creative and media buying with one agency in August of 1998 which resulted in similar commercials running for both companies with reductions of agency fees and production costs. In relation to food and paper costs, although both companies had already benefited greatly by participating in the purchasing cooperative with CKE Restaurants, Inc., further savings were realized during the year as product specifications were matched where possible.

     Checkers receives revenues from restaurant sales, franchise fees, royalties and sales of fully-equipped manufactured modular restaurant packages. Cost of restaurant sales relates to food and paper costs. Other restaurant expenses include labor and all other restaurant costs for Checkers operated restaurants. Cost of modular restaurant packages relates to all restaurant equipment and building materials, labor and other direct and indirect costs of production. Other expenses, such as depreciation and amortization, and general and administrative expenses, relate both to Checkers operated restaurant operations and modular restaurant package revenues as well as Checkers' franchise sales and support functions. Checkers' revenues and expenses are affected by the number and timing of additional restaurant openings and the sales volumes of both existing and new restaurants. Modular restaurant package revenues are directly affected by the number of new franchise restaurant openings and the number of new modular restaurant packages produced or used modular restaurant packages refurbished for sale in connection with those openings.

RESULTS OF OPERATIONS.

     The following table sets forth the percentage relationship to total revenues of the listed items included in Checkers' Consolidated Statements of Operations. Certain items are shown as a percentage of restaurant sales and modular restaurant package revenue. The table also sets forth certain selected restaurant operating data.

                                                                                      QUARTER ENDED
                                                     FISCAL YEAR ENDED                 (UNAUDITED)
                                          --------------------------------------- ----------------------
                                          DECEMBER 28,  DECEMBER 29, DECEMBER 30, MARCH 22,    MARCH 23,
                                              1998          1997         1996        1999        1998
                                          -----------   ------------ ------------ ---------    ---------
REVENUES
 Restaurant sales ....................         94.7%        94.3%        94.2%        95.0%        94.9%
 Royalties ...........................          4.8%         4.9%         4.5%         4.7%         4.5%
 Franchise fees ......................          0.3%         0.3%         0.6%         0.2%         0.5%
 Modular restaurant packages .........          0.2%         0.5%         0.7%         0.1%         0.1%
                                            -------      -------      -------      -------      -------
  Total revenues .....................        100.0%       100.0%       100.0%       100.0%       100.0%
                                            -------      -------      -------      -------      -------
COST AND EXPENSES
 Restaurant food and paper costs(1) ..         31.3%        32.1%        35.2%        30.2%        32.4%
 Restaurant labor costs(1) ...........         31.8%        32.4%        36.9%        33.4%        30.5%
 Restaurant occupancy expense(1) .....          7.8%         8.0%         8.3%         8.0%         7.5%
 Restaurant depreciation and
  amortization(1) ....................          5.6%         6.1%         5.7%         5.5%         5.3%
 Other restaurant operating expense(1)         10.1%         9.9%         9.9%        10.7%         8.8%
 Advertising expense(1) ..............          5.0%         5.0%         4.8%         6.3%         5.3%
 Costs of modular restaurant package
   revenues(2) .......................        215.0%        87.0%       141.8%       753.9%       134.6%
 Other depreciation and amortization .          1.6%         1.6%         2.6%         1.4%         1.4%
 General and administrative expense ..          9.1%        11.8%        12.5%         9.2%         8.6%
 Impairment of long-lived assets .....          1.2%         0.4%         9.0%         0.0%         0.0%
 Losses on assets to be disposed of ..          0.8%         0.2%         4.3%         0.0%         0.2%
 Loss provisions .....................          0.0%         0.1%         1.2%         0.0%         0.0%
                                            -------      -------      -------      -------      -------
 Operating income (loss) .............          0.2%        (2.8)%      (25.6)%       (0.3)%        4.4%
                                            -------      -------      -------      -------      -------
OTHER INCOME (EXPENSE)
 Interest income .....................          0.2%         0.3%         0.4%         0.2%         0.2%
 Interest expense ....................         (4.1)%       (6.0)%       (3.8)%       (2.7)%       (2.6)%
 Minority interests in losses ........         (0.1)%        0.0%        (0.9)%        0.4%         0.2%
                                            -------      -------      -------      -------      -------
 Loss before income tax expense ......         (3.7)%       (8.5)%      (28.0)%       (3.5)%        1.1%
 Income tax expense ..................          0.0%         0.0%         0.1%         0.0%         0.0%
                                            -------      -------      -------      -------      -------
Net loss .............................         (3.7)%       (8.5)%      (28.1)%       (3.5)%        1.1%
                                            =======      =======      =======      =======      =======
Net loss to common shareholders ......         (3.7)%       (9.0)%      (28.1)%       (3.5)%        1.1%
                                            =======      =======      =======      =======      =======

----------------
(1) As a percent of restaurant sales.
(2) As a percent of modular restaurant package revenues.

                                                                                             QUARTER ENDED
                                                       FISCAL YEAR ENDED                      (UNAUDITED)
                                             ----------------------------------------   ------------------------
                                             DECEMBER 28,  DECEMBER 29,  DECEMBER 30,   MARCH 22,      MARCH 22,
                                                 1998          1997          1996          1999          1998
                                             ------------  ------------  ------------   ---------      ---------
Operating data:
 System-wide restaurant sales (in 000's):
  Company operated ......................      $137,965      $135,710      $155,392      $ 30,140      $ 35,107
  Franchised ............................       180,648       174,600       172,566        38,755        47,715
                                               --------      --------      --------      --------      --------
   Total ................................      $318,613      $310,310      $327,958      $ 68,895      $ 82,822
                                               ========      ========      ========      ========      ========
Average annual sales per restaurant
 open for a full year (in 000's)(3):
  Company operated ......................      $    606      $    586      $    651      $    583      $    599
  Franchised ............................      $    750      $    737      $    755      $    766      $    730
  System-wide ...........................      $    677      $    661      $    699      $    670      $    664
                                               --------      --------      --------      --------      --------
Number of restaurants(4):
  Company operated ......................           230           230           232           233           230
  Franchised ............................           232           249           246           232           253
                                               --------      --------      --------      --------      --------
   Total ................................           462           479           478           465           483
                                               ========      ========      ========      ========      ========

----------------
(3) Includes sales for restaurants open continuously during the year.

(4) Number of restaurants open at end of period.


COMPARISON OF HISTORICAL RESULTS -- FISCAL YEARS 1998 AND 1997

     REVENUES. Total revenues increased 1.3% to $145.7 million in 1998 compared to $143.9 million in 1997. Checkers operated restaurant sales increased 1.7% to $138.0 million in 1998 from $135.7 million in 1997. Comparable Checkers operated restaurant sales for the year ended December 28, 1998, increased 2.3% as compared to the year ended December 29, 1997. Comparable Checkers-owned restaurants are those continuously open during both reporting periods. The increase in restaurant sales is primarily attributable to the successful introduction of the spicy chicken sandwich during the first quarter of fiscal 1998 and the brand positioning advertising featuring the "Fresh, because we just made it" tag line that focuses on the quality of the Checkers products.

     Franchise revenues and fees remained constant at $7.5 million in 1998 and 1997.

     Modular restaurant package revenues decreased 66.2% to $240,000 compared with $710,000 in 1997 due to decreased sales volume of modular restaurant packages to Checkers' franchisees which is a result of franchisees sales of used modular restaurant packages and Checkers' efforts to refurbish and sell its inventory of used MRP's from previously closed sites. These efforts have been successful, however, these sales have negatively impacted the new building revenues.

     COSTS AND EXPENSES. Restaurant food and paper costs totaled $43.2 million or 31.3% of restaurant sales compared with $43.6 million or 32.1% of restaurant sales for 1997. The decrease in these costs as a percentage of restaurant sales was due to new purchasing contracts negotiated in 1997 and 1998.

     Restaurant labor costs, which includes restaurant employees' salaries, wages, benefits, bonuses and related taxes, totaled $43.8 million or 31.8% of restaurant sales for 1998 compared with $43.9 million or 32.4% of restaurant sales for 1997. The decrease in restaurant labor costs as a percentage of restaurant sales was due primarily to efficiencies gained at higher sales level and a $66,000 reduction in workers' compensation expense, partially offset by a $594,000 increase in group insurance costs.

     Restaurant occupancy expense, which includes rent, property taxes, licenses and insurance, totaled $10.8 million or 7.8% of restaurant sales for 1998, consistent with $10.8 million or 8.0% of restaurant sales for 1997.

     Restaurant depreciation and amortization decreased 6.7% to $7.8 million for 1998, from $8.3 million for 1997, due to certain assets becoming fully depreciated during 1998. These expenses decreased to 5.6% in 1998 from 6.1% in 1997 due to the increase in average restaurant sales.

     Advertising expense remained constant at $6.9 million or 5.0% of restaurant sales in 1998 and $6.8 million or 5.0% of restaurant sales for 1997.

     Other restaurant expenses includes all other restaurant level operating expenses other than food and paper costs, labor and benefits, rent and other occupancy costs and specifically includes utilities, maintenance and other costs. These expenses totaled $13.9 million or 10.1% of restaurant sales for 1998 compared to $13.4 million or 9.9% of restaurant sales for 1997. The increase in this expense is due primarily to increased repair and maintenance expenditures.

     Costs of modular restaurant package revenues totaled $516,000 or 215.0% of modular restaurant package revenue for 1998 compared with $618,000 or 87.0% of modular restaurant package revenues for 1997. The increase in these expenses as a percentage of modular restaurant package revenues was attributable to the fixed and semi-variable nature of these costs.

     General and administrative expenses decreased to $13.3 million or 9.1% of total revenues in 1998 from $17.0 million or 11.8% of total revenues in 1997. The reductions in 1998 are due primarily to the management services agreement with Rally's, reductions in legal expenses, the reversal of $500,000 of previously accrued state sales tax audit provisions due to the successful completion of certain state sales tax audits and a fourth quarter 1997 accrual for severance and relocations of $314,000 associated with the recruitment of six new members of executive management.

     ACCOUNTING CHARGES AND LOSS PROVISIONS. During 1998 Checkers recorded accounting charges and loss provisions of $3.0 million in accordance with SFAS 121, including impairment charges related to seven stores ($1.8 million), the expenses necessary to adjust the net realizable value of assets held for sale ($551,000) and store closure expense ($645,000) which primarily includes provisions for carrying costs of restaurants closed in prior years that have not been disposed of and similar costs for two restaurants closed in 1998. Comparatively, during 1997, Checkers recorded accounting charges and loss provisions totalling $1.0 million, including impairment charges to write off goodwill associated with one under-performing store ($565,000), to provide for additional losses on assets to be disposed due to certain sublease properties being converted to surplus ($312,000), and a provision to write down Champion inventories to fair value ($150,000).

     A summary of the accounting charges and loss provisions for 1998 and 1997 is as follows:

                                                            SUPPLEMENTAL SCHEDULE OF
                                                     ACCOUNTING CHARGES AND LOSS PROVISIONS
                                        -----------------------------------------------------------------
                                        BALANCE AT   ADDITIONS
                                        BEGINNING    CHARGED TO       CASH        NON-CASH     BALANCE AT
DESCRIPTION                              OF YEAR      EXPENSE       OUTLAYS      DEDUCTIONS   END OF YEAR
-----------                             ----------   ----------     -------      ----------   -----------
Year ended December 28, 1998:
 Impairment of long-lived assets ....... $    --      $ 1,757       $    --       $(1,757)      $    --
 Losses on assets to be disposed of ....   2,740        1,196        (1,635)         (236)        2,065
 Other loss provisions .................   1,290           --           (85)           --         1,205
                                         -------      -------       -------       -------       -------
                                         $ 4,030      $ 2,953       $(1,720)      $(1,993)      $ 3,270
                                         =======      =======       =======       =======       =======

Year ended December 29, 1997:
 Impairment of long-lived assets ....... $    --      $   565       $    --       $  (565)      $    --
 Losses on assets to be disposed of ....   3,800          312        (1,695)          323         2,740
 Other loss provisions .................   2,357          150           (76)       (1,141)        1,290
                                         -------      -------       -------       -------       -------
                                         $ 6,157      $ 1,027       $(1,771)      $(1,383)      $ 4,030
                                         =======      =======       =======       =======       =======

     The ending balance each year in the reserves for restaurant relocations and abandoned sites consists of Checkers' estimates for the ongoing carrying costs of each location which has been closed or was never developed. These costs include rents, property taxes, insurance, maintenance, utilities and in some cases the cost to relocate the modular restaurant to a storage facility. The cash outlays for these costs have been estimated for various terms ranging from five months to three years.

     INTEREST EXPENSE. Interest expense other than loan cost amortization decreased to $4.0 million or 2.7% of total revenues in 1998 from $5.0 million or 3.5% of total revenues in 1997. This decrease was due to a reduction in the weighted average balance of debt outstanding during the respective periods. Loan cost amortization decreased by $1.7 million from $3.7 million in 1997 to $2.0 million in 1998 due primarily to the lower weighted average debt balances in 1998 versus 1997 and the accelerated amortization of deferred loan costs recognized upon unscheduled principal payments of $8.0 million in 1998 and $9.7 million in 1997.

     INCOME TAX EXPENSE (BENEFIT). During 1998, Checkers recorded income tax benefit of $2.0 million or 38.0% of the net loss before income taxes, which was offset by the recording of deferred income tax valuation allowances of $2.0 million for the year ended December 28, 1998, as compared to an income tax benefit of $4.6 million or 38.0% of earnings before income taxes offset by deferred income tax valuation allowances of $4.6 million for the year ended December 29, 1997. The effective tax rates differ from the expected federal tax rate of 34.0% due to state income taxes and job tax credits.

COMPARISON OF HISTORICAL RESULTS -- FISCAL YEARS 1997 AND 1996

     REVENUES. Total revenues decreased 12.8% to $143.9 million in 1997 compared to $165.0 million in 1996. Checkers-operated restaurant sales decreased 12.7% to $135.7 million in 1997 from $155.4 million in 1996. The decrease resulted partially from a net reduction of 2 Checkers operated restaurants since December 30, 1996. Comparable Checkers operated restaurant sales for the year ended December 29, 1997, decreased 9.9% as compared to the year ended December 30, 1996, which includes those restaurants open at least 26 periods. These decreases in restaurant sales and comparable restaurant sales is primarily attributable to a highly competitive environment during 1997 and Checkers' focus on cutting costs while developing a new marketing strategy.

     Franchise revenues and fees decreased 10.7% to approximately $7.5 million in 1997 from approximately $8.4 million in 1996. An actual decrease of $503,000 was a direct result of one fewer franchised restaurant opening as well as a decline in comparable franchise restaurant sales of 5.9% during 1997, and a decline in the weighted average royalty rate charge due to openings in Puerto Rico, as well as certain discounting of fees on non-standard restaurant openings. The remaining decrease of $390,000 is due to the recording of revenue from terminations of area development agreements during the year ended December 30, 1996. Checkers recognizes franchise fees as revenues when Checkers has substantially completed its obligations under the franchise agreement, usually at the opening of the franchised restaurant.

     Modular restaurant packages revenues decreased 40.9% to $710,000 in 1997 compared to $1.2 million in 1996 due to decreased sales volume of modular restaurant packages to Checkers' franchisees which is a result of franchisees sales of used modular restaurant packages and Checkers' efforts to refurbish and sell its inventory of used modular restaurant packages from previously closed sites. These efforts have been successful, however, these sales have negatively impacted the new building revenues.

     COSTS AND EXPENSES. Restaurant food ($40.6 million) and paper ($3.0 million) costs totaled $43.6 million or 32.1% of restaurant sales for 1997, compared to $54.7 million ($49.5 million food costs; $5.2 million, paper costs) or 35.2% of restaurant sales for 1996. The dollar decrease in food and paper costs was due primarily to the decrease in restaurant sales while the decrease in these costs as a percentage of restaurant sales was due to new purchasing contracts negotiated in early 1997.

     Restaurant labor costs, which includes restaurant employees' salaries, wages, benefits and related taxes, totaled $43.9 million or 32.4% of restaurant sales for 1997, compared to $57.3 million or 36.9% of restaurant sales for 1996. The decrease in restaurant labor costs as a percentage of restaurant sales was due primarily to various restaurant level initiatives implemented in the first quarter of 1997 and a decrease of $2.3 million in workers' compensation expense, partially offset by a minimum wage increase in 1997.


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

     Restaurant occupancy expense, which includes rent, property taxes, licenses and insurance, totaled $10.8 million or 8.0% of restaurant sales for 1997, compared to $12.9 million or 8.3% of restaurant sales for 1996.

     Restaurant depreciation and amortization decreased 6.0% to $8.3 million for 1997, from $8.8 million for 1996, due primarily to 1996 impairments recorded under Statement of Financial Accounting Standards No. 121 and the impact of restaurant closures during late 1996 and early 1997. However, as a percentage of restaurant sales, these expenses increased to 6.1% in 1997 from 5.7% in 1996 due to the decline in average restaurant sales.

     Advertising expense decreased to $6.8 million or 5.0% of restaurant sales for 1997 which did not materially differ from the $7.4 million or 4.8% of restaurant sales spent for advertising in 1996.

     Other restaurant expenses includes all other restaurant level operating expenses other than food and paper costs, labor and benefits, rent and other costs which includes utilities, maintenance and other costs. These expenses which declined consistently with sales declines, totaled $13.5 million or 9.9% of restaurant sales for 1997 compared to $15.3 million or 9.9% of restaurant sales for 1996, resulting primarily from restaurant closures in late 1996 and early 1997.

     Costs of modular restaurant package revenues totaled $618,000 or 87.0% of modular restaurant package revenues for 1997, compared to $1.7 million or 141.8% of such revenues for 1996. The decrease in these expenses as a percentage of modular restaurant package revenues was attributable to the elimination of various excess fixed costs in the first quarter of 1997.

     General and administrative expenses decreased to $17.0 million or 11.8% of total revenues in 1997 from $20.7 million or 12.5% of total revenues in 1996. The 1997 general and administrative expenses included charges of $314,000 for severance and relocations associated with the recruitment of six new members of executive management. The 1996 general and administrative expenses included $1.1 million in unusual bad debt expenses and other, $750,000 provisions for state sales tax audits, $925,000 for severance and relocation and a $845,000 write-off of existing loan costs incurred in connection with Checkers' previous lending arrangements with its bank group. Excluding the above charges, recurring general and administrative expenses decreased $372,000 primarily attributable to a reduction in corporate staffing early in 1997.

     ACCOUNTING CHARGES AND LOSS PROVISIONS. During the fourth quarter of 1997, Checkers recorded accounting charges and loss provisions totalling $1.0 million, including charges to write off goodwill associated with one under-performing store ($565,000), to provide for additional losses on assets to be disposed due to certain sublease properties being converted to surplus ($312,000) and a provision to write down Champion inventories to fair value ($150,000). Checkers recorded accounting charges and loss provisions totalling


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

$14.7 million during the third quarter of 1996 and $9.2 million during the fourth quarter of 1996. Third quarter provisions under SFAS 121 of $14.2 million to close 27 restaurants, relocate 22 of them ($4.2 million), settle 16 leases on real property underlying these stores ($1.2 million) and sell land underlying the other 11 restaurants ($307,000), and impairment charges related to an additional 28 under-performing restaurants ($8.5 million) were recorded. A loss provision of $500,000 was also recorded to reserve for Champion's finished buildings inventory as an adjustment to fair market value. Fourth quarter provisions under SFAS 121 totaling $7.7 million, including $1.4 million for additional losses on assets to be disposed of, $5.9 million for impairment charges related to nine under-performing restaurants received by Checkers through a July 1996 franchisee bankruptcy action and $393,000 for other impairment charges were also recorded. Additionally, in the fourth quarter of 1996, a provision of $351,000 was recorded for legal settlements, and a $1.1 million provision for loss was recorded for the disposal of the L.A. Mex product line.

     A summary of the accounting charges and loss provisions for 1997 and 1996 is as follows:


                                                                       SUPPLEMENTAL SCHEDULE OF
                                                                ACCOUNTING CHARGES AND LOSS PROVISIONS
                                                -----------------------------------------------------------------------
                                                 BALANCE AT      ADDITIONS
                                                  BEGINNING     CHARGED TO        CASH        NON-CASH      BALANCE AT
DESCRIPTION                                        OF YEAR        EXPENSE       OUTLAYS      DEDUCTIONS     END OF YEAR
-----------                                     ------------   ------------   -----------   ------------   ------------
Year ended December 29, 1997:
 Impairment of long-lived assets ............      $   --         $   565      $     --      $    (565)       $   --
 Losses on assets to be disposed of .........       3,800             312        (1,695)           323         2,740
 Other loss provisions ......................       2,357             150           (76)        (1,141)        1,290
                                                   ------         -------      --------      ---------        ------
                                                   $6,157         $ 1,027      $ (1,771)     $  (1,383)       $4,030
                                                   ======         =======      ========      =========        ======

Year ended December 30, 1996:
 Impairment of long-lived assets ............      $   --         $14,782      $     --      $ (14,782)       $   --
 Losses on assets to be disposed of .........       2,124           7,131          (943)        (4,512)        3,800
 Other loss provisions ......................       1,004           1,992            --           (639)        2,357
                                                   ------         -------      --------      ---------        ------
                                                   $3,128         $23,905      $   (943)     $ (19,933)       $6,157
                                                   ======         =======      ========      =========        ======

     The ending balance each year in the reserves for restaurant relocations and abandoned sites consists of Checkers estimates for the ongoing carrying costs of each location which has been closed or was never developed. These costs include rents, property taxes, insurance, maintenance, utilities and in some cases the cost to relocate the modular restaurant to a storage facility. The cash outlays for these costs have been estimated for various terms ranging from five months to three years.

     INTEREST EXPENSE. Interest expense other than loan cost amortization decreased to $5.0 million or 3.5% of total revenues in 1997 from $6.1 million or 3.7% of total revenues in 1996. This decrease was due to a reduction in the weighted average balance of debt outstanding during the respective periods, partially offset by an increase in Checkers' effective interest rates since the second quarter of 1996. Loan cost amortization increased by $3.5 million from $159,000 in 1996 to $3.7 million in 1997 due to the November 22, 1996 capitalization of deferred loan costs and $9.7 million in unscheduled principal reductions in early 1997.


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

     INCOME TAX EXPENSE (BENEFIT). There were no net taxes after valuation allowances for 1997. Due to the loss for 1996, Checkers recorded an income tax benefit of $18.0 million or 38.9% of the loss before income taxes and recorded a deferred income tax valuation allowance of $18.1 million, resulting in a net tax expense of $151,000 for 1996. The effective tax rates differ from the expected federal tax rate of 35.0% due primarily to state income taxes.

COMPARISON OF HISTORICAL RESULTS -- QUARTER ENDED MARCH 22, 1999 AND QUARTER ENDED MARCH 23, 1998

     REVENUES. Total revenues decreased 14.3% to $31.7 million for the quarter ended March 22, 1999, compared to $37.0 million for the quarter ended March 23, 1998. Checkers operated restaurant sales decreased $14.1% to $30.1 million for the quarter ended March 22, 1999, from $35.1 million for the quarter ended March 23, 1998. Restaurant sales for comparable Checkers-owned restaurants for the quarter ended March 22, 1999, decreased 14.3% compared to the quarter ended March 23, 1998. Comparable Checkers-owned restaurants are those continuously open during both reporting periods. These decreases in restaurant sales and comparable restaurants sales are primarily attributable to severe winter weather and intense discounting by competitors during the current quarter.

     Franchise revenues and fees decreased 15.4% to $1.6 million for the quarter ended March 22, 1999, from $1.8 million for the quarter ended March 23, 1998. This was a result of a net decrease of twenty-one franchised restaurants since March 23, 1998, and opening three franchise restaurants during the quarter ended March 22, 1999 versus one in the first quarter of fiscal 1998. Checkers recognizes franchise fees as revenues when Checkers has substantially completed its obligations under the franchise agreement, usually at the opening of the franchised restaurant.

     Modular restaurant package package revenues decreased 75.0% to $13,000 for the quarter ended March 22, 1999, from $52,000 for the quarter ended March 23, 1998 due to decreased sales volume of modular restaurant packages to Checkers' franchisees which is a result of franchisees sales of used modular restaurant packages and Checkers' efforts to refurbish and sell its inventory of used modular restaurant packages from previously closed sites. These efforts have been successful, however, these sales have negatively impacted the new building revenues.

     COSTS AND EXPENSES. Restaurant food and paper costs totalled $9.1 million or 30.2% of restaurant sales for the quarter ended March 22, 1999, compared to $11.4 million or 32.4% of restaurant sales for the quarter ended March 23, 1998. The decrease in these costs as a percentage of restaurant sales was due to the introduction of the two-patty platform that utilizes a smaller hamburger patty for the value conscious customer.

     Restaurant labor costs, which includes restaurant employees' salaries, wages, benefits and related taxes, totalled $10.1 million or 33.4% of restaurant sales for the quarter ended March 22, 1999, compared to $10.7 million or 30.5% of restaurant sales for the quarter ended March 23, 1998. The increase in restaurant labor costs as a percentage of restaurant sales was due to the decrease in comparable store sales and the impact of operating at lower sales levels.

     Restaurant occupancy expense, which includes rent, property taxes, licenses and insurance, totalled $2.4 million or 8.0% of restaurant sales for the quarter ended March 22, 1999 compared to $2.6 million or 7.5% of restaurant sales for the quarter ended March 23, 1998. This increase in restaurant occupancy costs as a percentage of restaurant sales was due primarily to the decrease in average restaurant sales relative to the fixed and semi-variable nature of these expenses.

     Restaurant depreciation and amortization decreased by $231,000 or 12.3% for the quarter ended March 22, 1999, as compared to the quarter ended March 23, 1998, due primarily to certain assets becoming fully depreciated, partially offset by a net increase of three Checkers operated restaurants from March 23, 1998 to March 22, 1999.

     Advertising expense remained consistent at $1.9 million or 6.3% of restaurant sales for the quarter ended March 22, 1999, and $1.9 million or 5.3% of restaurant sales for the quarter ended March 23, 1998.

     Other restaurant expenses includes all other restaurant level operating expenses other than food and paper costs, labor and benefits, rent and other occupancy costs which includes utilities, maintenance and other costs. These expenses totaled $3.2 million or 10.7% of restaurant sales for the quarter ended March 22, 1999, compared to $3.1 million or 8.8% of restaurant sales for the quarter ended March 23, 1998. The increase in the quarter ended March 22, 1999, as a percentage of restaurant sales was primarily related to the decrease in average restaurant sales relative to the fixed and semi-variable nature of these expenses.

     Costs of modular restaurant package revenues totalled $98,000 or 766.2% of modular restaurant package revenues for the quarter ended March 22, 1999, compared to $70,000 or 134.6% of such revenues for the quarter ended March 23, 1998. The increase in these expenses as a percentage of modular restaurant package revenues was attributable to the decline in modular restaurant package revenues relative to the fixed and semi-variable nature of these costs.

     General and administrative expenses were $2.9 million or 9.2% of total revenues, for the quarter ended March 22, 1999, compared to $3.2 million or 8.6% of total revenues for the quarter ended March 23, 1998. The decrease in these expenses of $251,000 was primarily due to the additional savings associated with the management services agreement with Rally's which gained the most significant effect in the middle of the first quarter of 1998.

     INTEREST EXPENSE. Interest expense other than loan cost amortization decreased to $850,000 or 2.7% of total revenues for the quarter ended March 22, 1999 from $954,000 or 2.6% of total revenues for the quarter ended March 23, 1998. This decrease was due to a reduction in the weighted average balance of debt outstanding during the respective periods and the impact of a $10.0 million mortgage transaction in December 1998, the proceeds of which were primarily used to reduce debt bearing higher interest rates. Loan cost amortization decreased by $83,000 to $331,000 in 1999 from $415,000 for the quarter ended March 23, 1998 due to accelerated amortization of deferred loan costs associated with unscheduled principal reductions in 1998.

     INCOME TAX EXPENSE. Due to the loss for the quarter, Checkers recorded an income tax benefit of $422,000 or 38.0% of the loss before income taxes which was completely offset by deferred income tax valuation allowances of $422,000 for the quarter ended March 22, 1999, as compared to an income tax benefit of $150,000 or 35.0% of earnings before income taxes offset by the reversal of deferred income tax valuation allowances of $2.0 million for the quarter ended March 23, 1998. The effective tax rates differ from the expected federal tax rate of 34.0% due to state income taxes and job tax credits.

LIQUIDITY AND CAPITAL RESOURCES

     Checkers cash and cash equivalents increased approximately $742,000 to $4.7 million in 1998. Strong sales and improved cost controls resulted in cash flow from operating activities of $3.1 million in 1998 compared to a negative cash flow of $4.0 million in 1997. During the first quarter of 1999, cash and cash equivalents decreased approximately $1.0 million to $3.6 million.

     Investing activities provided an additional $494,000 of cash in 1998. Proceeds from the sale of assets in 1998 generated $2.0 million of cash. Capital expenditures of $1.5 million were for the replacement of store equipment, $964,000; construction of a side dining unit, $171,000; and the upgrade and expansion of corporate computer systems, $365,000. The decrease in the first quarter of 1999 was primarily the result of lower sales and capital expenditures related to new menu boards.

     Financing activities for 1998 included a $10 million mortgage transaction, $8.6 million of which was utilized to reduce long term debt. Additional long term debt of $3.7 million was repaid during 1998 utilizing the proceeds from asset sales and funds generated from operations. During the first quarter of 1999, approximately $291,000 of long term debt was repaid.

     On November 14, 1996, Checkers' debt under its loan agreement and credit line was acquired from its previous lenders by a group of entities and individuals, most of whom are engaged in the quick-service restaurant business. This investor group was led by CKE Restaurants, Inc., the parent of Carl Karcher Enterprises, Inc., Hardee's Food System, Inc., Taco Bueno Restaurants, Inc., and Summit Family Restaurants, Inc. Also participating were most members of the DDJ Group, Fidelity National Financial, Inc. and KCC Delaware Company, a wholly-owned subsidiary of GIANT GROUP, LTD., CKE, GIANT and an affiliate of Fidelity, Santa Barbara Restaurant Group, Inc., are the largest stockholders of Rally's.

     On November 22, 1996, Checkers and the lender group executed and amended and restated credit agreement thereby completing a restructuring of the debt under the loan agreement. The restated credit agreement consolidated all of the debt under the loan agreement and the credit line into a single obligation. At the time of the restructuring, the outstanding principal balance under the loan agreement and the credit line was $35.8 million. Pursuant to the terms of the restated credit agreement, the term of the debt was extended by one (1) year until July 31, 1999, and the interest rate on the indebtedness was reduced to a fixed rate of 13%. In addition, all principal payments were deferred until May 19, 1997, and the lender group agreed to eliminate certain financial covenants, to relax others and to eliminate approximately $4.3 million in restructuring fees and charges. The restated credit agreement also provided that certain members of the lender group agreed to provide to Checkers a short term revolving line of credit of up to $2.5 million, also at a fixed interest rate of 13%. In consideration for the restructuring, the restated credit agreement required Checkers to issue to the members of the lender group warrants to purchase an aggregate of 20 million shares of Checkers' common stock at an exercise price of $.75 per share, which was the approximate market price of the common stock prior to the announcement of the debt transfer. Since November 22, 1996, Checkers has reduced the principal balance under the restated credit agreement by $18.4 million and has repaid the secondary credit line in full. A portion of the funds utilized to make these principal reduction payments were obtained by Checkers from the sale of certain closed restaurant sites to third parties. Additionally, Checkers utilized $10.5 million of the proceeds from the February 21, 1997, private placement and $8.0 million of the proceeds of a $10.0 million mortgage financing transaction completed on December 18, 1998 for these principal reductions, both which are described later in this section. Pursuant to the restated credit agreement, the prepayments of principal made in 1996 and early in 1997 relieved Checkers of the requirement to make any of the regularly scheduled principal payments under the restated credit agreement which would have otherwise become due in fiscal year 1998 through maturity. The amended and restated credit agreement provides however, that 50% of any future asset sales must be utilized to prepay principal.

     At March 22, 1999, a significant portion ($17.4 million) of Checkers' long-term debt relates to Checkers' restated credit agreement which originally was to mature on July 31, 1999. During March and April 1999, Santa Barbara Restaurant Group, Inc., a company which is an 8.2% owner, as of December 31, 1998, of Rally's acquired approximately $4.9 million of debt due to three members of the lender group. The terms associated with the such debt are identical to terms that other participants of the lender group have pursuant to the restated credit agreement. On March 24, 1999, the lender group agreed to an extension of the maturity date to April 30, 2000. As of December 28, 1998, Fidelity National Financial, Inc. owned 31.1% of the outstanding common stock of Santa Barbara Restaurant Group.

     Checkers' restated credit agreement with the lender group contains restrictive covenants which include the consolidated EBITDA covenant as defined. As of December 28, 1998 and during a majority of 1998, Checkers was in violation of the consolidated EBITDA covenant. Checkers received a waiver for periods 11 through 13 of fiscal 1998, and for all periods remaining through the earlier of August 9, 1999 or the effective date of the merger with Rally's.

     On February 21, 1997, Checkers completed a private placement of 8,981,453 shares of Checkers common stock and 87,719 shares of Checkers Series A preferred stock. CKE Restaurants, Inc. purchased 6,162,299 of Checkers' common stock and 61,623 of the preferred stock and other qualified investors, including other members of the lender group under the restated credit agreement and Raymond James and Associates, Inc., also participated in the private placement. Checkers received approximately $19.5 million in net proceeds after $500,000 of issuance costs from the private placement. Checkers used $8 million of the private placement proceeds to reduce the principal balance due under the restated credit agreement; $2.5 million was utilized to repay the secondary credit line; $2.3 million was utilized to pay outstanding balances to various key food and paper distributors; and the remaining amount was used primarily to pay down outstanding balances due certain other vendors. The reduction of the debt under the restated credit agreement and the secondary credit line, both of which carried a 13% interest rate reduced Checkers' interest payments by more than $1.3 million on an annualized basis. Raymond James and Associates, Inc. received 209,524 shares of the common stock for services related to the private placement. Under the purchase price protection provisions of these 209,524 shares, Raymond James and Associates, Inc. was paid $170,000 as of December 28, 1998 and will be paid a remaining total of approximately $252,000 during 1999. On August 6, 1997, the 87,719 shares of preferred stock were converted into 8,771,900 shares of Checkers common stock valued at $10 million. In accordance with the agreement underlying the private placement, Checkers also issued 610,524 shares of common stock as a dividend pursuant to the liquidation preference provisions of the private placement agreement, valued at $696,000 to the holders of the preferred stock issued in the private placement.

     Checkers had outstanding promissory notes in the aggregate principal amount of approximately $3.2 million payable to Rall-Folks, Inc., Restaurant Development Group, Inc. and Nashville Twin Drive-Through Partners, L.P. Checkers agreed to acquire the notes issued to Rall-Folks and RDG in consideration of the issuance of an aggregate of approximately 1.9 million shares of common stock and the note issued to NTDT in exchange for a series of convertible notes in the same aggregate principal amount and convertible into approximately 614,000 shares of common stock pursuant to agreements entered into in 1995 and subsequently amended. All three of the parties received varying degrees of protection on the purchase price of the promissory notes. Accordingly, the actual number of shares to be issued was to be determined by the market price of Checkers' stock. Consummation of the Rall-Folks, RDG, and NTDT purchases occurred on November 24, and December 5, and November 24, 1997, respectively.

     During December 1997, Checkers issued an aggregate of 2,622,559 shares of common stock in payment of $2.9 million of principal and accrued interest relating to the notes. After these issuance's, the remaining amount owed in relation to these notes was $322,000, payable to NTDT. During 1998, Checkers issued an additional 359,129 shares of common stock and paid $121,000 in cash to NTDT, issued 12,064 shares of common stock and paid $29,000 in cash to RDG and issued 279,868 shares of common stock and paid $86,000 in cash to Rall-Folks in full settlement of all remaining amounts owed in relation to debt principal, accrued interest and purchase price protection under the notes.

     On December 1, 1998, Checkers entered into two lease agreements, which have been recorded as obligations under capital lease, with Granite Financial, Inc., a wholly owned subsidiary of Fidelity, whereby Checkers leased $659,000 of security equipment for its restaurants in the aggregate. The first lease agreement is payable monthly at approximately $13,000 including effective interest at 13.08%. The second lease is payable at approximately $9,000, including effective interest at 10.90%. Both of these leases have terms of three years.

     On December 18, 1998, Checkers completed a $10.0 million mortgage financing transaction with FFCA Acquisition Corporation collateralized by 24 fee-owned properties. The terms of the transaction include a stated interest rate of 9.5% on the unpaid balance over a 20 year term. The net proceeds of the mortgage transaction were approximately $9.6 million of which $8.0 million was utilized to reduce the amount outstanding under the restated credit agreement and approximately $612,000 was used to retire other debt associated with the collateral upon closing. Approximately $1.0 million was retained for operational initiatives of Checkers, including but not limited to new menu boards.

     In 1999, the franchise community has indicated an intent to open 20 to 30 new units and Checkers intends to close fewer restaurants focusing on improving restaurant margins.

     Checkers has a working capital deficit of $7.0 million at March 22, 1999. It is anticipated that Checkers will continue to have a working capital deficit since approximately 88% of the Checkers' assets are long-term, primarily property, equipment, and intangibles, and since primarily all operating trade payables, accrued expenses, and property and equipment payables are current liabilities of Checkers.

     Management continues to develop initiatives designed to improve profitability and cash flow from operations. Checkers believes that existing cash balances and cash flow from operations should be sufficient to fund its current operations and obligations during fiscal year 1999, including interest payments on all long term debt.

     Checkers is addressing the refinancing or repayment options related to the remaining debt due its lender group. If the proposed merger with Rally's is completed, proceeds from a potential sale-leaseback of certain fee-owned properties currently owned by Rally's could become available to repay a portion of the Checkers debt. Management anticipates that further debt reductions may be accomplished by completing a private placement of preferred or common stock. Management is also evaluating other debt repayment strategies that are not contingent upon the completion of the merger, including the option of selling company-owned stores in certain markets to existing and potentially new franchisees.

YEAR 2000

     The Year 2000 problem arose because many existing computer programs use only the last two digits to refer to a year. Therefore, these computer programs do not properly recognize a year that begins with "20" instead of "19". Checkers has completed an assessment of all known internal information technology systems to document its state of readiness.

     Checkers utilizes accounting software packages such as Lawson, for general ledger/accounts payable, and Cyborg for payroll, that require periodic upgrades to benefit from the latest modifications to the programs. Typically, all releases of such upgrades must be implemented, eliminating a company's ability to move directly to the most recent release. During 1998, Checkers successfully implemented all required releases of both Lawson and Cyborg that preceded the Year 2000 compliant release. The consulting and training required for the next Lawson and Cyborg upgrades are underway with targeted implementation dates during the second quarter of 1999 at a cost to Checkers of approximately $50,000. Checkers has assessed the computer systems utilized at the Checkers restaurant level and determined such systems to be 100% Year 2000 compliant. Costs of replacing certain desktop computers and other required modifications at the corporate office are not expected to exceed $70,000. The upgrade of corporate office systems is approximately 75% complete and should be finalized by August 31, 1999.

     Pursuant to the management services agreement that exists between Checkers and Rally's, Checkers is also responsible for the testing for and implementation of Year 2000 computer systems for Rally's. In addition, as administrative functions of Rally's such as payroll and accounting are handled by Checkers employees, initiatives previously discussed will also impact the operations of Rally's. Checkers' information technology department is also responsible for the store level computer systems utilized by Rally's. While the cash registers that are used by Rally's for each transaction are Year 2000 compliant, the back-office computer and related software is not. The back-office computer is utilized for capturing and controlling such items as payroll and food cost and is required to sustain communication of this and other data to the corporate office. New computer systems will be purchased by Rally's and the software currently utilized by the Checkers restaurants will be installed. Final testing of this software will be complete during the first quarter of 1999 and completion of the rollout is expected by August 31, 1999. The costs of compliance of shared systems is allocated between the two companies, whereas additional hardware costs at the restaurants are not shared.

     Checkers is continuing to identify third parties that must be Year 2000 compliant to ensure the continued sucess of our operations. Letters requesting written verification of compliance have been sent to companies that provide financial services, utilities, inventory preparation and distribution and other key services. Checkers has not been notified of any anticipated Year 2000 related failures by these third parties but it can not be assured that all such entities will be operable on January 1, 2000. The distribution centers that deliver products to the restaurants maintain an adequate inventory to supply items for approximately three weeks. If suppliers are unable to deliver product to the distribution centers due to Year 2000 or other plant malfunctions, alternative suppliers are currently identified that could deliver product that matches Checkers' specifications. If Checkers is unable to obtain verification of Year 2000 compliance from its primary distributor by September 1, 1999, an alternative distributor will be selected to ensure the continued delivery of inventory to the restaurants. Although not negotiated at this time, it is probable that the resulting delivery costs of the inventory would be higher resulting in higher food and paper costs for Checkers. If documentation of Year 2000 compliance is not received from financial institutions by November 1, 1999, Checkers will transfer its banking relationships to other banks at an incremental cost not expected to exceed $100,000. No contingency plans are available if the utility services for the restaurants are interrupted due to Year 2000 failures.

     Although Checkers' systems are not currently fully Year 2000 compliant, management feels that Checkers' risk in this area is minimal. If Checkers is unable to implement the upgrade to the payroll system, it would be able to utilize a third party to process payroll at a cost of approximately $125,000 per year. Contingency plans related to the accounting software package are still under development.

     Overall, Checkers believes many of the fundamental steps have been taken to improve Checkers' initiative toward profitability, but there can be no assurance that it will be able to do so. Management believes that cash flows generated from operations, and asset sales should allow Checkers to continue to meet its financial obligations and to pay operating expenses.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                      AND RESULTS OF OPERATIONS OF RALLY'S

     The principal business of Rally's is the operation and franchising of Rally's restaurants. At March 22, 1999, the Rally's system included 469 restaurants, comprised of 225 Rally's-owned and operated, 244 franchised restaurants, including 25 Rally's-owned restaurants in Western markets which are operated as Rally's restaurants by CKE Restaurants, Inc., a significant shareholder of Rally's, under an operating agreement which began in July, 1996. Two additional Rally's-owned stores covered by the operating agreement have been converted to the Carl's Jr. format and are not included in the above store count.

     As of December 29, 1997 Rally's changed from a fiscal year ending on the Sunday closest to December 31st to a fiscal year ending on the Monday closest to December 31st. This resulted in an extra day in fiscal 1998. Rally's also changed its quarterly reporting periods from four 13-week quarters to three 12-week quarters and a 16-week fourth quarter.

     On November 30, 1997, a management services agreement was established between Rally's and Checkers pursuant to which Checkers is providing accounting, information technology and other management services to Rally's. At the same time, a new management team was hired to provide the operational and functional expertise necessary to explore the opportunities and potential synergies available to both companies. The relationship between Rally's and Checkers provided reductions in general and administrative expenses for both companies. Rally's corporate office in Louisville, Kentucky was closed and as were various regional offices of both companies. The management services agreement also provided for the supervision of both Checkers and Rally's operations by a single regional vice president, which increased spans of control with fewer personnel. The number of markets that contain both Checkers and Rally's units is limited and no markets in which either company utilizes broadcast media is shared. Therefore, the companies combined their advertising creative and media buying with one agency in August of 1998 which resulted in similar commercials running for both companies with savings of agency fees and production costs. Although both companies have benefited greatly by participating in the purchasing cooperative with CKE Restaurants, Inc., further savings were realized during the year as product specifications were matched where possible. Total fees incurred by the Rally's under this agreement were $95,000 in 1997, $5.6 million in 1998 and $1.7 million in the first quarter of 1999.

     During fiscal 1998, comparable store sales at Rally's were 1.8% below the prior year and sales during the first quarter of 1999 were 6.1% below the prior first quarter of 1998. In the first quarter of 1999, Rally's sales were negatively impacted by severe weather in January and increased discounting by Rally's competitors. Although sales continued to decline on a same store basis, the decrease in 1998 was the smallest in four years. Product innovations during the year included the shift from a 3.2 ounce hamburger patty to a two-patty platform featuring a 2.67 ounce patty and a 4.3 ounce patty. The 2.67 ounce patty allows Rally's to sell a fully-dressed Rallyburger for $0.99 while also offering the Super

Rallyburger that utilizes the larger patty for a premium price. This change was necessary to ensure that Rally's can remain competitive as food and labor costs continue to escalate.

     Critical to the success of these and other menu offerings was the operational and marketing focus on serving fresh food. The transition to a new advertising agency resulted in the utilization of a new positioning statement "Fresh, because we just made it" to emphasize the commitment to serve fresh hot food to every customer. This message was primarily communicated to consumers via television advertising.

     Although Rally's debt level is still high, Rally's has made substantial progress in improving its balance sheet and reducing fixed costs. Interest cost was reduced by approximately $300,000 in 1998 after decreasing $1.2 million in 1997 and $2.1 million in 1996. Interest was significantly reduced through the retirement of approximately $22 million face value of Rally's senior notes in January 1996 and an additional $4.7 million during the fourth quarter of 1996. In addition, $10.8 million in gross proceeds were generated through Rally's rights offering completed in September, 1996. The proceeds from the offering were used to pay off debt of approximately $4.5 million and the remainder was used for new store construction, refurbishment of some existing restaurants and for other general corporate purposes. Rally's is currently evaluating its options to determine the optimal manner in which to refinance or retire the senior notes. These alternatives include a sale-leaseback transaction or additional mortgage financing. Other options include the sale of certain company-owned markets to current or new franchisees in transactions that would provide immediate funds to reduce debt and would also provide a continued source of income through future royalties.

     Rally's revenues are derived primarily from Rally's-owned restaurant sales and royalty fees from franchisees. Rally's also receives revenues from the award of exclusive rights to develop Rally's restaurants in certain geographic areas, called area development fees, and the award of licenses to use the Rally's brand and confidential operating system (franchise fees). Rally's revenue also includes payments resulting from an operating agreement with CKE, referred to as Owner fee income in the accompanying consolidated financial statements. Restaurant cost of sales, restaurant operating expenses, depreciation and amortization, and advertising and promotion expenses relate directly to Rally's-owned restaurants. General and administrative expenses relate to both Rally's-owned restaurants and franchise operations. Owner expenses relate to CKE-operated restaurants and consist primarily of depreciation and amortization.

RESULTS OF OPERATIONS

     The table below sets forth the percentage relationship to total revenues, unless otherwise indicated, of certain items included in Rally's consolidated statements of income and operating data for the periods indicated:

                                                                                                       QUARTER ENDED
                                                                   FISCAL YEAR ENDED                    (UNAUDITED)
                                                      -------------------------------------------- ----------------------
                                                       DECEMBER 28,   DECEMBER 28,   DECEMBER 29,   MARCH 22,   MARCH 22,
                                                           1998           1997           1996          1999       1998
                                                      -------------- -------------- -------------- ----------- ----------
REVENUES:
Restaurant sales ....................................      96.3%          96.2%          96.1%         96.4%      96.3%
Franchise revenues and fees .........................       3.2%           3.3%           3.6%          3.0%       3.2%
Owner fee income ....................................       0.5%           0.5%           0.3%          0.6%       0.5%
                                                           ----           ----           ----          ----       ----
                                                          100.0%         100.0%         100.0%        100.0%     100.0%
                                                          =====          =====          =====         =====      =====
COST AND EXPENSES:
Restaurant food and paper costs(1) ..................      31.8%          32.3%          34.3%         29.5%      32.4%
Restaurant labor costs(1) ...........................      30.5%          29.8%          31.1%         32.4%      31.4%
Restaurant occupancy expense(1) .....................       5.3%           4.7%           4.5%          6.1%       5.0%
Restaurant depreciation and amortization(1) .........       5.2%           5.1%           4.9%          5.6%       5.4%
Other restaurant operating expenses(1) ..............       8.8%           9.2%           9.5%          9.7%       8.6%
Advertising expense(1) ..............................       7.1%           7.4%           5.0%          6.2%       5.3%
Owner depreciation(2) ...............................      90.6%          84.3%          90.9%        216.1%      85.0%
Other depreciation and amortization .................       1.7%           1.8%           1.4%          1.9%       1.9%
General and administrative expenses .................       9.2%          10.4%           9.9%         10.2%      10.8%
Impairment of long-lived assets .....................       1.2%           0.0%           0.0%          0.0%       0.0%
Losses on assets to be disposed of ..................       1.1%           0.1%           0.0%          0.0%       0.1%
                                                          -----          -----          -----         -----      -----
INCOME FROM OPERATIONS ..............................       1.0%           2.3%           2.5%          0.4%       1.6%
Loss (income) net of amortization on investment
 in affiliate .......................................       1.4%           0.5%           0.0%          1.4%       0.1%
Other income (expense) ..............................      (4.6)%         (4.6)%         (4.9)%        (4.2)%     (5.1)%
                                                          -----          -----          -----         -----      -----
Net loss before income taxes and extraordinary
 items ..............................................      (5.0)%         (2.8)%         (2.5)%        (5.2)%     (3.3)%
NET INCOME (LOSS) ...................................      (5.2)%         (3.1)%          1.2%         (5.3)%     (3.4)%
                                                          =====          =====          =====         =====      =====
Number of restaurants (company-owned and
 franchised):
Restaurants open at the beginning of period .........       477            467            481           475        477
                                                          -----          -----          -----         -----      -----
Company restaurants opened (closed or
 transferred),
 net during period ..................................        (3)            20            (30)           (1)        --
Franchised restaurants opened (closed or
 transferred), net during period ....................         1            (10)            16            (5)         1
                                                          -----          -----          -----         -----      -----
Total restaurants opened (closed or transferred),
 net during period ..................................        (2)            10            (14)           (6)         1
                                                          ------         -----          -----         -----      -----
Total restaurants open at end of period .............       475            477            467           469        478
                                                          =====          =====          =====         =====      =====

----------------
(1) As a percentage of restaurant sales.

(2) As a percentage of owner fee income.

COMPARISON OF HISTORICAL RESULTS -- FISCAL YEARS 1998 AND 1997

     REVENUES. Total revenues in 1998 of $145.0 million were consistent with 1997 total revenues of $144.9 million. Rally's operated restaurant sales of $139.6 million were also consistent with the prior year sales of $139.3 million. Sales at comparable stores, which include only the units that were in operation for the full years being compared, decreased 1.8% in 1998 as compared with 1997. Also impacting the year to year comparison was the sales increase of $4.1 million associated with 21 units that were opened or transferred from franchisees during 1997 and 1998 offset by the sales decrease of $1.6 million related to six units that were closed during 1998.

     Franchise revenues and fees decreased 4.2% in 1998 from approximately $4.8 million in 1997 to $4.6 million in 1998. The decrease is primarily attributable to lower average sales levels in franchised units.

     COSTS AND EXPENSES. Restaurant food and paper costs decreased to 31.8% of restaurant sales in 1998 compared with 32.3% in 1997. Rally's continued to benefit from its participation in the purchasing co-op with CKE Restaurants, Inc., Santa Barbara Restaurant Group, Inc. and Checkers. In addition, food and paper costs as a percentage of sales also decreased due to limited price increases to certain combo items that were taken in 1998.

     Restaurant labor costs, which include restaurant employees' salaries, wages, benefits, bonuses and related taxes totaled $42.6 million or 30.5% of restaurant sales for 1998 compared with $41.5 million or 29.8% for 1997. The increase as a percentage of sales is due in part to the inefficiencies associated with operating the restaurants at lower sales levels. In addition, incremental labor was strategically added to focus on speed of service improvements in 1998.

     Restaurant occupancy expense, which includes rent, property taxes, licenses and insurance totaled $7.3 million or 5.3% of restaurant sales in 1998 compared with $6.5 million or 4.7% in 1997. Restaurant occupancy expense increased as a percentage of restaurant sales due primarily to the decline in average restaurant sales relative to the fixed and semi-variable nature of these expenses.

     Restaurant depreciation and amortization of $7.2 million in 1998 was consistent with the expense of $7.1 million in 1997. Additional expense associated with Rally's operated restaurants that opened during 1998 and 1997 was offset by the closure of eight restaurants during 1998 and the impact of certain assets becoming fully depreciated.

     Other restaurant operating expenses include all other restaurant level operating expenses other than food and paper costs, labor and benefits, rent and other occupancy costs and specifically includes utilities, maintenance and other costs. These expenses totaled $12.2 million or 8.8% of restaurant sales in 1998 compared with $12.8 million or 9.2% in 1997. The decrease as a percent of sales was due primarily to reduced maintenance expenses during 1998.

     Advertising expense decreased approximately $489,000 to $9.9 million or 7.1% of restaurant sales for 1998 compared with 7.4% for 1997.

     Owner depreciation and amortization was $647,000 in 1998 compared to $627,000 in 1997. The increase of $20,000 was primarily due to the addition of two CKE operated restaurants in 1998.

     General and administrative expenses decreased $1.7 million in 1998 due to savings experienced as a result of the management services agreement with Checkers and the impact of $940,000 of expense in 1997 associated with warrants that were issued to CKE and Fidelity National Financial, Inc., on December 20, 1996.

     The loss on investment in affiliate of $2.0 million represents Rally's share of the loss of Checkers ($1.4 million) and the amortization of related goodwill ($627,000).

     Impairment of long-lived assets of $1.7 million representing the write-down of $590,000 of property and equipment and $1.1 million of intangibles was recorded during 1998 related to four under-performing sites. No such charges were made in 1997. Losses on assets to be disposed of in the amounts of $1.6 million and $158,000 were recorded in 1998 and 1997, respectively, to provide for the estimated losses on disposal for current year closures and the additional carrying costs of closed restaurants until eventual disposal.

     The following summarizes the activities in the reserves for restaurant relocations and abandoned sites as well as the activity associated with impairments of long-lived assets.


                                                 BALANCE AT      ADDITIONS
                                                  BEGINNING     CHARGED TO        CASH          OTHER       BALANCE AT
DESCRIPTION                                        OF YEAR        EXPENSE       OUTLAYS        CHANGES      END OF YEAR
-----------                                     ------------   ------------   -----------   ------------   ------------
Year Ended December 28, 1998
 Impairment of long-lived assets ............      $   --         $1,727       $     --       $ (1,727)       $   --
 Losses on assets to be disposed of .........       4,558          1,635           (939)           169         5,423
                                                   ------         ------       --------       --------        ------
                                                   $4,558         $3,362       $   (939)      $ (1,558)       $5,423
                                                   ======         ======       ========       ========        ======
Year Ended December 28, 1997
 Impairment of long-lived assets ............      $   --         $   --       $     --       $     --        $   --
 Losses on assets to be disposed of .........       5,845            158         (1,486)            41         4,558
                                                   ------         ------       --------       --------        ------
                                                   $5,845         $  158       $ (1,486)      $     41        $4,558
                                                   ======         ======       ========       ========        ======

     The ending balance each year in the reserves for restaurant relocations and abandoned sites consists of Rally's estimates for the ongoing carrying costs of each location which has been closed or was never developed. These costs include rents, property taxes, maintenance, utilities and in some cases the cost to relocate the modular restaurant to a storage facility. The cash outlays for these costs have been estimated for various terms ranging from five months to 11 years.

     INTEREST EXPENSE. Interest expense decreased 3.9% to approximately $7.1 million for 1998 as compared to $7.4 million for 1997 primarily due to repurchases of senior notes that occurred during 1998.

     INTEREST INCOME. Interest income was lower for 1998 as compared to 1997 due to decreases in the average daily invested amounts.

     INCOME TAX. Rally's 1998 tax provision was approximately $252,000 representing estimated state taxes versus a prior year net tax provision of $455,000.

COMPARISON OF HISTORICAL RESULTS -- FISCAL YEARS 1997 AND 1996

     REVENUES. Total revenues decreased 11% to $144.9 million in 1997 compared with $162.8 million in 1996. Rally's operated restaurant sales decreased 11% to $139.3 million from $156.4 million in 1996. Sales at comparable stores, which include only the units that were in operation for the full years being compared, decreased 9.2% in 1997 as compared with 1996. During 1997, Rally's opened 9 new restaurants, reopened three restaurants previously closed, acquired 11 restaurants from franchisees, closed 2 units and transferred 1 restaurant to a franchisee.

     Franchise revenues and fees decreased 17.5% in 1997 to approximately $4.8 million from approximately $5.9 million in 1996. Franchisees, exclusive of CKE, opened 19 new units, acquired 1 unit from Rally's, closed 19 units and transferred ownership of 11 restaurants to Rally's.

     COSTS AND EXPENSES. Restaurant food and paper costs decreased to 32.3% in 1997 compared with 34.3% in 1996. The decrease was attributable primarily to various cost reduction actions taken during 1997 and the second half of 1996. Management's efforts to improve food and paper costs by implementing tighter operational controls was supplemented by cost of sales reductions realized by cooperating with CKE Restaurants, Inc. and Checkers to leverage the purchasing power of the three entities to negotiate improved terms for their respective contracts with suppliers.

     Restaurant labor costs, which include restaurant employees' salaries, wages, benefits, bonuses and related taxes totaled $41.5 million or 29.8% of restaurant sales for 1997 compared with $48.6 million or 31.1% for 1996. The improvement is primarily attributable to reductions in management and crew labor that resulted from implemented changes in staffing levels and labor deployment.

     Restaurant occupancy expense, which includes rent, property taxes, licenses and insurance totaled $6.5 million or 4.7% of restaurant sales in 1997 compared with $7.1 million or 4.5% in 1996. Restaurant occupancy expense increased as a percentage of restaurant sales due primarily to the decline in average restaurant sales relative to the fixed and semi-variable nature of these expenses.

     Restaurant depreciation and amortization decreased to $7.1 million in 1997 as compared with $7.7 million for the prior year. The decrease was primarily due to a segregation of the expense associated with the CKE-operated properties into owner depreciation and amortization as of July 1, 1996 and certain assets becoming fully depreciated during 1997.

     Other restaurant operating expenses include all other restaurant level operating expenses other than food and paper costs, labor and benefits, rent and other occupancy costs and specifically includes utilities, maintenance and other costs. These expenses totaled $12.8 million or 9.2% of restaurant sales in 1997 compared with $14.9 million or 9.5% in 1996.

     Advertising expense increased approximately $2.5 million to 7.4% of restaurant sales for 1997 compared with 5.0% for 1996. During the first quarter of 1997, Rally's initiated a new campaign that made greater use of television advertising than in previous years which contributed to the increased cost. Media expenditures were curtailed during the fourth quarter of 1996 as management worked with the new advertising agency on new creative and brand positioning.

     Owner depreciation was $627,000 in 1997 compared to $400,000 in 1996.

     General and administrative expenses decreased $1.0 million in 1997 due primarily to reductions in the corporate and field operations staff and lower levels of bad debt expense, partially offset by higher legal fees.

     During the fourth quarter of 1997, Rally's recorded loss on investment in affiliate of $720,000 based upon its share of the losses of Checkers for December 1997 and the amortization of related goodwill.

     The following summarizes the activities in the reserves for restaurant relocations and abandoned sites as well as the activity associated with impairments of long-lived assets.


                                BALANCE AT      ADDITIONS
                                 BEGINNING     CHARGED TO        CASH        OTHER      BALANCE AT
DESCRIPTION                       OF YEAR        EXPENSE       OUTLAYS      CHANGES     END OF YEAR
-----------                    ------------   ------------   -----------   ---------   ------------
Year Ended December 28, 1997
 Impairment of long-lived
   assets ..................      $   --         $   --       $     --      $   --        $   --
 Losses on assets to be
   disposed of .............       5,845            158         (1,486)         41         4,558
                                  ------         ------       --------      ------        ------
                                  $5,845         $  158       $ (1,486)     $   41        $4,558
                                  ======         ======       ========      ======        ======

Year Ended December 29, 1996
 Impairment of long-lived
   assets ..................      $   --         $  824       $     --      $ (824)       $   --
 Losses on assets to be
   disposed of .............       9,675           (804)        (3,830)        804         5,845
                                  ------         ------       --------      ------        ------
                                  $9,675         $   20       $ (3,830)     $  (20)       $5,845
                                  ======         ======       ========      ======        ======

     The ending balance each year in the reserves for restaurant relocations and abandoned sites consists of the Rally's estimates for the ongoing carrying costs of each location which has been closed or was never developed. These costs include rents, property taxes, maintenance, utilities and in some cases the cost to relocate the modular restaurant to a storage facility. The cash outlays for these costs have been estimated for various terms ranging from five months to 11 years.

     INTEREST EXPENSE. Interest expense decreased 13.8% to approximately $7.4 million for 1997 as compared to $8.6 million for 1996 primarily due to the early extinguishment of debt during the fourth quarter of 1996.

     INTEREST INCOME. Interest income was higher for 1997 as compared to 1996 due to increases in the average daily invested amounts.

     INCOME TAX. Rally's 1997 tax provision was approximately $455,000 representing estimated state taxes versus a prior year net tax provision of $675,000 (obtained by netting the tax benefit line with the tax expense of $1.4 million which has been netted against the extraordinary gain). Of the prior year net amount, $575,000 related to state taxes expected to be payable and $100,000 related to reduction of an IRS receivable for a NOL carryback to 1987, 1988 and 1989

COMPARISON OF HISTORICAL RESULTS -- QUARTER ENDED MARCH 22, 1999 AND QUARTER ENDED MARCH 22, 1998

     REVENUES. Total revenue for the quarter ended March 22, 1999 of $30.1 million reflects a decrease of $2.0 million from the revenue of $32.2 million that was recognized for the quarter ended March 22, 1998. Comparable store sales for Rally's-owned restaurants decreased 6.1% compared to the same twelve weeks of the prior year. Comparable Rally's-owned restaurants are those continuously open during both reporting periods. Restaurant sales were negatively impacted during the quarter by severe weather in January and increased discounting by our competitors.

     COST AND EXPENSES. Restaurant food and paper cost decreased to 29.5% of restaurant sales in the quarter ended March 22, 1999 compared to 32.4% of restaurant sales in the quarter ended March 22, 1998. The decrease is due primarily to the introduction of the two-patty platform that utilizes a smaller hamburger patty for the value conscious customer.

     Restaurant labor costs, which includes restaurant employees' salaries, wages, benefits and related taxes increased to 32.4% of restaurant sales for the quarter ended March 22, 1999 compared to 31.4% of restaurant sales for the quarter ended March 22, 1998. This increase is due primarily to the impact of operating at a lower sales volume.

     Restaurant occupancy expense, which includes rent, property taxes, licenses and insurance totaled $1.8 million or 6.1% of restaurant sales for the quarter ended March 22, 1999 compared to $1.6 million or 5.0% of restaurant sales for the quarter ended March 22, 1998. The dollar increase is due primarily to increased insurance and rental costs.

     Restaurant depreciation and amortization decreased to $1.6 million for the quarter ended March 22, 1999 compared to $1.7 million for the quarter ended March 22, 1998. This decrease was due to certain assets becoming fully depreciated since the end of the quarter ended March 22, 1998 and the net reduction of two units since that time period.

     Other restaurant operating expenses include all other restaurant level operating expenses other than food and paper costs, labor and benefits, rent and other occupancy costs and specifically includes utilities, maintenance and other costs. These expenses increased to $2.8 million or 9.7% of restaurant sales for the quarter ended March 22, 1999 compared to $2.7 million or 8.6% of restaurant sales during the quarter ended March 22, 1998, due to increased repair and maintenance expenditures.

     Advertising expense increased to $1.8 million or 6.2% of restaurant sales for the quarter ended March 22, 1999 compared to $1.6 million or 5.3% of restaurant sales for the quarter ended March 22, 1998. The increase is due to an expanded schedule of television advertising, into additional markets as well as in those already using television, during the current fiscal quarter as compared to the comparable first quarter in the prior year.

     Owner expenses of $352,000 for the quarter ended March 22, 1999 represent Rally's segregated ownership cost related to the 25 units operated by CKE. These expenses consist primarily of depreciation and amortization associated with the properties, which have increased by $217,000 from the quarter ended March 22, 1998 due to a reduction in the estimated lives of the underlying assets.

     The loss on investment in affiliate of $434,000 for the quarter ended March 22, 1999 and $42,000 for the quarter ended March 22, 1998 represents the Rally's share of the income (loss) of Checkers and the amortization of related goodwill.

     General and administrative expenses were $3.1 million for the quarter ended March 22, 1999 compared to $3.5 million for the quarter ended March 22, 1998. This reduction is due to additional savings associated with the management services agreement with Checkers which gained the most significant effect in the middle of the first quarter of 1998.

     INTEREST EXPENSE. Interest expense remained consistent at $1.7 million for the quarter ended March 22, 1999 and $1.7 million for the quarter ended March 22, 1998.

     INTEREST INCOME. Interest income increased by $112,000 for the quarter ended March 22, 1999 to $188,000 compared to $77,000 for the quarter ended March 22, 1998 due to increases in the average investments.

     INCOME TAX. Rally's net tax provision for both quarters represents estimated state income taxes expected to be payable for both years. Rally's has continued not recording a net tax benefit for the current book losses due to uncertainty of their ultimate realization.

LIQUIDITY AND CAPITAL RESOURCES

     Rally's cash and cash equivalents increased approximately $593,000 to $4.6 million in 1998. Rally's cash flow from operating activities was approximately $2.5 million for 1998 compared to $8.3 million for 1997. Of this decrease, $3.4 million was attributable to a decrease in accounts payable balances and $3.1 million was due to a decrease in accrued liabilities. Offsetting these decreases was an increase in accounts receivable of $1.6 million. Rally's cash flow from operating activities was approximately $4.4 million for the first quarter of 1999 compared with $505,000 for the first quarter of 1998. The notable increase from 1998 to 1999 resulted primarily from increased balances in accounts payable and accrued liabilities compared to the prior year.

     Rally's utilized $2.2 million to fund investing activities during 1998. Included in capital expenditures of $2.3 million was $848,000 for the construction or conversion of new stores and $692,000 to add dining rooms to four test units. The remaining capital expenditures were primarily for the purchase and installation of replacement equipment. During 1998, Rally's generated $615,000 of proceeds from the sale of property and equipment and utilized $855,000 for the acquisition of two restaurants.

     Rally's cash flow from operating activities was approximately $4.4 million for the first quarter of 1999 compared with ($505,000) for the first quarter of the prior year. The notable increase from 1998 to 1999 resulted primarily from increased balances in accounts payable and accrued liabilities compared to the prior year.

     Capital expenditures of approximately $408,000 for the first quarter of 1999 were funded primarily through cash flow operations. Approximately $185,000 of these expenditures were for the construction or conversion of new stores in 1999. Additionally, $96,000 was spent in the first quarter to add dining rooms to test units. Remaining capital expenditures in 1999 of $127,000 were primarily for the purchase and installation of certain replacement equipment.

     Financing activities for 1998 included the repayment of senior notes in the amount of $2.2 million and the repayment of other long term debt of $1.2 million.

     During 1998 and prior to December 18, 1998, Rally's repurchased on the open market approximately $1.7 million face value of its senior notes at an average price of $887.90 per $1,000 principal amount. During the third quarter of 1998, Rally's completed the required mandatory sinking fund payment due June 15, 1999 calculated to retire 33 1/3% in aggregate original principal amount of the senior notes.

     On December 18, 1998, Rally's entered into a $4.3 million mortgage transaction with FFCA Acquisition Corporation pursuant to which eight fee-owned properties were mortgaged. The terms of the transaction include a stated interest rate of 9.5% on the unpaid balance over a 20 year term with monthly payments totaling approximately $40,000. Rally's is required to utilize the entire net proceeds to reduce the senior notes. Purchases on the open market were initiated immediately after the mortgage was finalized and will be completed as they become available on the open market. As of March 5, 1999, Rally's had utilized $2.7 million of the proceeds to repurchase $3.1 million face value of the senior notes.

     In January 1996, Rally's repurchased approximately $22 million face value of its 9 7/8% senior notes due in the year 2000. The senior notes were purchased from GIANT at a price of $678.75 per $1,000 principal amount, representing the market closing price on the last business day prior to the repurchase date. Prior to the senior notes repurchases, Rally's board of directors had received an independent opinion from an investment banking firm as to the fairness of the transactions. Additionally, during the fourth quarter of 1996, Rally's repurchased approximately $4.7 million face value of the senior notes from various other bondholders for approximately $4.5 million in cash.

     Rally's is actively marketing the assets included in the caption "Assets held for sale" in the accompanying consolidated balance sheet and expects realization in cash over the next 12 months, although actual timing of such cash flows cannot be predicted. The assets contained in this caption are recorded at management's current estimate of fair market value less costs to sell. There can be no assurances that these values will be realized.

     On July 1, 1996, Rally's entered into a ten-year operating agreement with Carl Karcher Enterprises, Inc., a subsidiary of CKE Restaurants, Inc. Pursuant to the agreement, 27 of which 2 of which have been converted to a Carl's Jr. format, Rally's-owned restaurants located in California and Arizona are being operated by CKE. Rally's retains ownership in the restaurants and receives from CKE a percentage of gross revenues referred to in the financial statements as owner fee income. This income is offset by Rally's segregated ownership costs related to these units, referred to as owner depreciation in the financial statements and consists primarily of noncash expenses of depreciation and amortization. The agreement has improved cash flow, generating approximately $714,000 in 1998 and $790,000 in 1997.

     Rally's completed its shareholder rights offering on September 20, 1996. The offering raised over $10.8 million in gross proceeds, offset by legal and other issuance costs of approximately $437,000. In addition to the approximate $10.8 million of gross proceeds provided by the offering, the warrants, if exercised, would provide approximately $10.8 million for Rally's future growth. The proceeds from the offering were used in 1997 to retire debt of approximately $4.5 million and the remainder was used primarily in 1997 for new store construction, refurbishment of some existing restaurants and for other general corporate purposes.

     On October 21, 1996, Rally's was notified by the indenture trustee that the noteholder consent it had been soliciting had been approved by the required majority of the holders of record of its 9 7/8% Senior Notes due 2000. The consent will allow two of Rally's current stockholders, CKE and Fidelity National Financial, Inc. and/or their affiliates, to acquire 35% or more of the outstanding shares of Rally's common stock without triggering "Change in control" provisions requiring Rally's to offer to purchase the senior notes at 101% of their face value. This gives Rally's greater flexibility to raise capital in the future, and it gives two of its largest stockholders the ability to increase their investment in Rally's.

     On December 1, 1998, Rally's entered into two lease agreements, which have been recorded as capital lease obligations, with Granite Financial Inc., a wholly owned subsidiary


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of Fidelity, whereby Rally's leased security equipment for its restaurants costing $627,000. The first lease agreement is payable monthly at $9,689, including effective interest at 11.35%. The second lease is payable monthly at $11,097, including effective interest at 12.39% and both have terms of 3 years.

     On December 20, 1996, Rally's issued warrants to purchase an aggregate of 1,500,000 restricted shares of its common stock to CKE and Fidelity National Financial, Inc. The warrants have a three-year term and became exercisable on December 20, 1997. The exercise price is $4.375 per share, the closing price of the common stock on December 20, 1996. The underlying shares of common stock have not been registered with the Securities and Exchange Commission and, therefore, are not freely tradable. If exercised, the warrants would provide approximately $6.6 million in additional capital to Rally's. See Note 4 to the accompanying consolidated financial statements for further discussion.

     Management has plans in place to improve profitability and cash flows from operations. Rally's believes existing cash balances and cash flow from operations should be sufficient to fund its current operations and obligations for the remainder of fiscal year 1999, including interest payments on the senior notes.The ability of Rally's to satisfy its long-term obligations under the senior notes, however, continues to be dependent upon, among other factors, Rally's successfully increasing revenues and profits. In addition, Rally's is evaluating other alternatives for the repayment and refinancing of the senior notes. If Rally's is unable to refinance the debt in full, management of Rally's is evaluating a series of sale-leaseback transactions and the possibility of selling company-owned stores in certain markets to existing and potentially new franchisees. Management also anticipates that further debt reductions may also be accomplished by completing a private placement of preferred or common stock during the twelve months preceding the maturity date of the senior notes. There can be no assurance that Rally's will be able to satisfy the entire principal balance of the senior notes on the maturity date of June 15, 2000.

YEAR 2000

     The Year 2000 problem arose because many existing computer programs use only the last two digits to refer to a year. Therefore, these computer programs do not properly recognize a year that begins with "20" instead of "19". Pursuant to the terms of the management services agreement that exists between Rally's and Checkers, the information technology department of Checkers has completed an assessment of all known internal Information Technology (IT) systems of Rally's and Checkers to document the state of readiness.

     Administrative services such as accounting and payroll are provided to Rally's by Checkers. Checkers utilizes accounting software packages such as Lawson, for general ledger/accounts payable, and Cyborg for payroll that require periodic upgrades to benefit from the latest modifications to the programs. Typically, all releases of such upgrades must be implemented, eliminating a company's ability to move directly to the most recent release.


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During 1998, Checkers successfully implemented all required releases of both
Lawson and Cyborg that preceded the Year 2000 compliant release. The consulting and training required for the next Lawson and Cyborg upgrades are underway with targeted implementation dates during the second quarter of 1999 at a total cost to Rally's of approximately $50,000. Costs of replacing certain desktop computers and other required modifications at the corporate office are not expected to exceed $70,000. The upgrade of corporate office systems is approximately 75% complete and should be finalized by August 31, 1999. Pursuant to the management services agreement that exists between Rally's and Checkers, the costs of compliance of shared corporate office systems are allocated between the two companies.

     An assessment of the computer systems utilized at the store level has also been completed. The cash registers that are used for each transaction represent approximately 80% of the hardware in each restaurant and are Year 2000 compliant. The back-office computer that is utilized for capturing and controlling such items as payroll and food cost and is required to sustain communication of this and other data to the corporate office is not Year 2000 compliant. Rally's has scheduled the purchase of new computer systems and the installation of the software currently utilized by the Checkers restaurants. Final testing of this software is complete and, the rollout is expected to be completed by August 31, 1999. The estimated cost of the project is approximately $500,000.

     Rally's is continuing to identify third parties that must be Year 2000 compliant to ensure the continued success of our operations. Letters requesting written verification of compliance have been sent to companies that provide financial services, utilities, inventory preparation and distribution and other key services. Rally's has not been notified of any anticipated Year 2000 related failures by these third parties but it can not be assured that all such entities will be operable on January 1, 2000. The distribution centers that deliver products to the restaurants maintain an adequate inventory to supply items for approximately three weeks. If suppliers are unable to deliver product to the distribution centers due to Year 2000 or other plant malfunctions, alternative suppliers are currently identified that could deliver product that matches Rally's specifications. If Rally's is unable to obtain verification of Year 2000 compliance from its primary distributor by September 1, 1999, an alternative distributor will be selected to ensure continued delivery of inventory to the restaurants. Although not negotiated at this time, it is probable that the resulting delivery costs of the inventory would be higher resulting in higher food and paper costs for Rally's. If documentation of Year 2000 compliance is not received from financial institutions by November 1, 1999, Rally's will transfer its banking relationships to other banks at an incremental cost not expected to exceed $100,000. No contingency plans are available if the utility services for the restaurants are interrupted due to Year 2000 failures.

     Although Rally's systems are not currently fully Year 2000 compliant, management feels that risk in this area is minimal. The most significant exposure exists in the planned rollout of a back-office computer system at the store level. Failure to complete this project in a timely manner would require the temporary installation of a manual payroll system at the store level and the food cost controls that are provided by the current and proposed


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systems would be lost resulting in higher cost of sales. As the cash registers would remain operable, Rally's restaurants would remain open for business.

     If Checkers is unable to implement the upgrade to the payroll system, Rally's would be able to utilize a third party to process payroll at a cost of approximately $125,000 per year. Contingency plans related to the accounting software package are still under development.


                             BUSINESS OF CHECKERS

INTRODUCTION

     Unless the context requires otherwise, references to "Checkers" means Checkers Drive-In Restaurants, Inc., its wholly owned subsidiaries and the 10.55% to 65.83% owned joint venture partnerships controlled by it.

     Checkers develops, produces, owns, operates and franchises quick-service "double drive-thru" restaurants under the name "Checkers/registered trademark/." Checkers commenced operations on August 1, 1987, to operate and franchise Checkers Double Drive-Thru restaurants. The restaurants are designed to provide fast and efficient automobile-oriented service incorporating a 1950's diner and art deco theme with a highly visible, distinctive and uniform look that is intended to appeal to customers of all ages. The restaurants feature a limited menu of high quality hamburgers, cheeseburgers and bacon cheeseburgers, specially seasoned french fries, hot dogs, and chicken sandwiches, as well as related items such as soft drinks and old fashioned premium milk shakes.

     As of March 22, 1999, there were 465 Checkers restaurants operating in the states of Alabama, Delaware, Florida, Georgia, Illinois, Indiana, Iowa, Kansas, Louisiana, Maryland, Michigan, Mississippi, Missouri, New Jersey, New York, North Carolina, Pennsylvania, South Carolina, Tennessee, Texas, Virginia, West Virginia, Wisconsin, Washington D.C., Puerto Rico and West Bank, in the Middle East, 233 company-operated, including 12 joint ventured, and 232 franchised.

     Checkers reports on a fiscal year which will end on the Monday closest to December 31st. Each quarter consists of three 4-week periods, with the exception of the fourth quarter which consists of four 4-week periods.

     Comparable store sales for Checkers in 1998 were 2.3% above the prior year representing the first full-year increase in six years. In the first quarter of 1999, comparable store sales decreased 14.3% as compared to the prior year. Severe weather in January and intense discounting by major competitors in the first quarter of 1999 combined to reduce sales. In addition, the seasonal population increase that typically occurs in the core Florida markets was less significant in the first quarter of 1999. The first quarter of 1998 featured the successful introduction of a spicy chicken sandwich that was somewhat unique to the


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quick-service segment. Other product innovations during 1998 included the transition to a two-patty platform that enabled Checkers to utilize a large hamburger patty for a premium sandwich while also using a smaller hamburger patty for its lower priced menu offerings. Critical to the success of these and other menu offerings was the operational and marketing focus on serving fresh food.

RECENT DEVELOPMENTS

     On December 18, 1998, Checkers completed a $10.0 million mortgage financing transaction with FFCA Acquisition Corporation collateralized by 24 fee-owned properties. The terms of the transaction include a stated interest rate of 9.5% on the unpaid balance over a 20-year term. The net proceeds of the mortgage transaction were approximately $9.6 million of which $8.0 million was utilized to reduce the amount outstanding under Checkers' credit agreement and approximately $612,000 was used to retire other debt associated with the collateral upon closing. Approximately $1.0 million was retained as working capital and was used in part for new menu boards.

RESTAURANT DEVELOPMENT AND ACQUISITION ACTIVITIES

     During 1998, Checkers reopened two restaurants and closed two restaurants, maintaining 230 company-operated restaurants at December 28, 1998. Franchisees opened 18 restaurants and closed 35 restaurants for a net decrease of five franchisee-operated restaurants in 1998. Franchisees operated 232, or 50%, of the total restaurants open at December 28, 1998. During the first quarter of 1999, Checkers opened one restaurant, acquired three restaurants from franchisees and closed one restaurant, and franchisees opened three restaurants. Because of Checkers' limited capital resources, it will rely on franchisees for a larger portion of chain expansion. The inability of franchisees to obtain sufficient financing capital on a timely basis may have a materially adverse effect on expansion efforts.

     To the extent permitted by operating cash flow or external financing sources, Checkers intends to focus future growth primarily in its existing markets of higher market penetration through acquisitions, new restaurant openings or through other growth opportunities. Checkers will continue to seek to expand through existing and new franchisees. From time to time, Checkers may close or sell additional restaurants or markets when determined by management and its board of directors to be in Checkers' best interests.

RESTAURANT OPERATIONS

     CONCEPT

     Checkers' operating concept includes:

     /bullet/ offering a limited menu to permit the maximum attention to quality and speed of preparation;


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     /bullet/  utilizing a distinctive restaurant design that features a "double drive-thru" concept, projects a uniform image and creates significant curb appeal;

     /bullet/ providing fast service using a "double drive-thru" design for its restaurants and a computerized point-of-sale system that expedites the ordering and preparation process; and

     /bullet/ great tasting quality food and drinks made fresh to order at a fair price.

     RESTAURANT LOCATIONS

     As of March 22, 1999, there were 233 restaurants owned and operated by Checkers in 13 states including 12 restaurants owned by partnerships in which Checkers has interests ranging from 10.55% to 65.83%, and 232 restaurants operated by franchisees in 18 states, the District of Columbia, Puerto Rico and the West Bank, Middle East. The following table sets forth the locations of such restaurants:

                       Company-Operated Restaurants (233)

Florida (136)                Illinois (11)           New Jersey (4)
Georgia (38)                 Missouri (5)            North Carolina (2)
Pennsylvania (13)            Mississippi (4)         Kansas (2)
Alabama (12)                 Tennessee (4)           Delaware (1)
                                                     South Carolina (1)

                          Franchised Restaurants (232)

Florida (49)                 Illinois (11)           Missouri (2)
Georgia (50)                 South Carolina (10)     West Virginia (2)
Alabama (20)                 Louisiana (9)           Iowa (2)
North Carolina (11)          New Jersey (9)          Washington, D.C. (2)
Maryland (15)                Tennessee (5)           Michigan (1)
Puerto Rico (14)             Wisconsin (4)           Texas (1)
New York (11)                Virginia (3)            West Bank, Middle East (1)

     Of these restaurants, 20 were opened or reopened in 1998 two company-operated and 18 franchised, which included 13 used fully equipped manufactured modular buildings, "modular restaurant packages," either reopened or relocated from closed sites, five conversions of other restaurant concepts buildings and two non-traditional locations. Checkers currently expects approximately 20 to 30 additional restaurants to be opened in 1999 primarily by franchisees with a majority of these restaurants to include modular restaurant packages relocated from closed sites. Checkers and its franchises have closed a total of one restaurant, and have opened three restaurants, during 1999. It is not anticipated that Checkers or its franchisees will experience a significant number of additional restaurant closures during fiscal 1999. If either Checkers or the franchisees are unable to obtain sufficient capital on a timely basis, Checkers' ability to achieve its 1999 expansion plans


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may be materially adversely affected. Checkers' continued growth strategy for the next two years is to focus on the controlled development of additional franchised and company-operated restaurants primarily in its existing core markets and to further penetrate markets currently under development by franchisees, including select international markets. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of Checkers--Liquidity and Capital Resources."

     SITE SELECTION

     The selection of a site for a restaurant is critical to its success. Management inspects and approves each potential restaurant site prior to final selection of the site. In evaluating particular sites, Checkers considers various factors including traffic count, speed of traffic, convenience of access, size and configuration, demographics and density of population, visibility and cost. Checkers also reviews competition and the sales and traffic counts of national and regional chain restaurants operating in the area. Approximately 84% of company-operated restaurants are located on leased land and Checkers intends to continue to use leased sites where possible. Checkers believes that the use of the modular restaurant package provides it and its franchisees with additional flexibility in the size, control and location of sites.

     RESTAURANT DESIGN AND SERVICE

     The restaurants are built to company-approved specifications as to size, interior and exterior decor, equipment, fixtures, furnishings, signs, parking and site improvements. The restaurants have a highly visible, distinctive and uniform look that is intended to appeal to customers of all ages. The restaurants are less than one-fourth the size of the typical restaurants of the four largest quick-service hamburger chains generally 760 to 980 sq. ft., and require approximately one-third to one-half the land area approximately 18,000 to 25,000 square feet. Substantially all of the restaurants in operation consist of modular restaurant packages produced and installed by Checkers.

     Checkers' standard restaurant is designed around a 1950's diner and art deco theme with the use of white and black tile in a checkerboard motif, glass block corners, a protective drive-thru cover on each side of the restaurant supported by red aluminum columns piped with white neon lights and a wide stainless steel band piped with red neon lights that wraps around the restaurant as part of the exterior decor. Most restaurants utilize a "double drive-thru" concept that permits simultaneous service of two automobiles from opposite sides of the restaurant. Although a substantial portion of Checkers' sales are made through its drive-thru windows, service is also available through walk-up windows. While the restaurants normally do not have an interior dining area, most have parking and a patio for outdoor eating. The patios contain canopy tables and benches, are well landscaped and have outside music in order to create an attractive and "fun" eating experience. Although each sandwich is made-to-order, Checkers' objective is to serve customers within 30 seconds of their arrival at the drive-thru window. Each restaurant has a computerized


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point-of-sale system which displays each individual item ordered on a monitor in front of the food and drink preparers. This enables the preparers to begin filling an order before the order is completed and totaled and thereby increases the speed of service to the customer and the opportunity of increasing sales per hour, provides better inventory and labor costs control and permits the monitoring of sales volumes and product utilization. The restaurants are generally open from 12 to 15 hours per day, seven days a week, for lunch, dinner and late-night snacks and meals.

     RESTAURANT DEVELOPMENT COSTS

     Checkers estimates that the average cost of opening a Checkers restaurant, exclusive of land costs, utilizing used modular restaurant packages is approximately $375,000 which includes modular building costs, fixtures, equipment and signage costs, site improvement costs and various soft costs, e.g., engineering and permit fees. Future costs, after all remaining used modular restaurant packages are relocated, would be higher than this average. During periods when the Champion construction facility is operating at an efficient production level, Checkers believes that utilization of modular restaurant packages generally costs less than comparably built restaurants using conventional, on-site construction methods. Checkers believes it is even more cost effective to utilize used modular restaurant packages when available. At such time as there are no longer used modular restaurant packages available, but demand for new modular restaurant packages is not sufficient to allow the Champion construction facility to operate at an efficient level, it may become more cost effective to seek other manufacturers of modular restaurant packages or to build restaurants utilizing conventional, on site construction methods. Checkers did not open any restaurants on new sites in fiscal 1998.

     MENU

     The menu of a restaurant includes hamburgers, cheeseburgers and bacon cheeseburgers, chicken sandwiches, grilled chicken, hot dogs and deluxe chili dogs and specially seasoned french fries, as well as related items such as soft drinks, old fashioned premium milk shakes and apple nuggets. The menu is designed to present a limited number of selections to permit the greatest attention to quality, taste and speed of service. Checkers is engaged in product development research and seeks to enhance the variety offered to consumers from time to time without substantially expanding the limited menu.

     SUPPLIES

     Checkers and its franchisees purchase their food, beverages and supplies from company-approved suppliers. All products must meet standards and specifications set by Checkers due primarily to joint purchasing with Rally's and CKE Restaurants, Inc. Management constantly monitors the quality of the food, beverages and supplies provided to the restaurants. Checkers has been successful in negotiating price concessions from suppliers for bulk purchases of food and paper supplies by the restaurants. Checkers believes that its continued efforts over time have achieved cost savings, improved food


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quality and consistency and helped decrease volatility of food and supply costs for the restaurants. All essential food and beverage products are available or, upon short notice, could be made available from alternate qualified suppliers. Therefore, management believes that the loss of any one supplier would not have a material adverse effect on Checkers. Among other factors, Checkers' profitability is dependent upon its ability to anticipate and react to changes in food costs. Various factors beyond Checkers' control, such as climate changes and adverse weather conditions, may affect food costs.

     MANAGEMENT AND EMPLOYEES

     Each company-operated restaurant employs an average of approximately 19 hourly employees, many of whom work part-time on various shifts. The management staff of a typical restaurant operated by Checkers consists of a general manager, one assistant manager and a shift manager. Checkers has an incentive compensation program for store managers that provides the store managers with a quarterly bonus based upon the achievement of certain defined goals. A general manager is generally required to have prior restaurant management experience, preferably within the quick-service industry, and reports directly to an area manager. The area manager typically has responsibility for eight to twelve restaurants.

     SUPERVISION AND TRAINING

     Checkers requires each franchisee and restaurant manager to attend a comprehensive training program of both classroom and in-store training. The program was developed by Checkers to enhance consistency of restaurant operations and is considered by management as an important step in operating a successful restaurant. During this program, the attendees are taught certain basic elements that Checkers believes are vital to Checkers' operations and are provided with a complete operations manual, together with training aids designed as references to guide and assist in the day-to-day operations. In addition, hands-on experience is incorporated into the program by requiring each attendee, prior to completion of the training course, to work in and eventually manage an existing company-operated restaurant. After a restaurant is opened, Checkers continues to monitor the operations of both franchised and company-operated restaurants to assist in the consistency and uniformity of operation.

     ADVERTISING AND PROMOTION

     Checkers communicates with its customers by employing a consistent and enticing approach to advertising and promoting its products. Using television and radio commercials where efficient and practical, as well as outdoor billboards and direct mail print advertising in less densely penetrated markets, Checkers informs the public about their brand position and promotional product opportunities. When the customers arrive at the restaurant, they are exposed to readerboard messages, pole banners, menuboards, and value oriented extender cards, all of which work together to present a simple, unified and coherent selling message at the time they are making their purchase decisions. As of March 22, 1999,


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Checkers and its franchisees were working together in seven advertising co-ops covering 153 Checkers restaurants systemwide. Checkers requires franchisees to spend a minimum of 4% of gross sales to promote their restaurants, which includes a combination of local store marketing and co-op advertising. In addition, each company and franchise restaurant contributes to a National Production Fund that provides broadcast creative and point of purchase material production for each promotion. Ongoing consumer research is employed to track attitudes, brand awareness and market share of not only Checkers' customers, but also of its major competitor's customers as well. In addition, customer focus groups and sensory panels are conducted in Checkers' core markets to provide both qualitative and quantitative data. This research data is vital in creating a better understanding of Checkers' short and long term marketing strategies.

     BRAND POSITIONING: QUALITY FOCUS

     Checkers is in the process of establishing an overall brand positioning as serving the best tasting hamburger in the quick-service industry at a reasonable price. This position will be supported by:

     A. A limited menu of high quality hamburgers/cheeseburgers, chicken sandwiches, seasoned french fries, soft drinks and milk shakes, all deliverable in a double drive through format.

     B. A new, creative positioning has been established. "Fresh. Because we just made it.", allows Checkers to take advantage of the consumers' understanding that their food has been freshly prepared, not retrieved from under a heat lamp or microwave oven and given to them.

     C. Television, radio, outdoor and direct mail print advertising designed to differentiate the Company from other quick-service hamburger chains and to target frequent quick-service customers.

     The new brand positioning has been developed through extensive research with the core customer of Checkers' products, as well as other quick-service hamburger users who might be convinced to become a loyal customer. The long range benefit of such a positioning is believed to help Checkers compete more favorably in an environment where quality and taste is much more difficult to deliver on a consistent basis by the major quick-service competitors, given the operating systems of those competitors. Although good value and quick service are still important to consumers, the competitive environment has remained so price oriented in the past few years, that Checkers' competitive advantage has been seriously eroded. Further, the over reliance on price has placed immense pressure on margins, as food, labor and other costs have continued to rise, while Checkers' ability to raise prices in the aforementioned competitive climate has been restricted.

     With a focus on a brand positioning that provides consumers what they say they want from a quick-service hamburger chain -- quality hamburgers, served quickly at a


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reasonable price -- Checkers believes it can begin to break the cycle of low price only promotions, differentiate itself from its competitors and improve sales and guest count trends over time.

     RESTAURANT REPORTING

     Each company-operated restaurant has a computerized point-of-sale system coupled with a back office computer. With this system, management is able to monitor sales, labor and food costs, customer counts and other pertinent information. This information allows management to better control labor utilization, inventories and operating costs. Each system at company-operated restaurants is polled daily by a computer at the principal offices of Checkers.

     YEAR 2000 ISSUES

     Many computer systems using two-digit fields to store years must be converted to read four-digit fields before the turn of the century in order to recognize the difference between the years 1900 and 2000. All major software systems of Checkers are either in compliance with the year 2000 or upgraded software packages are scheduled to be installed to meet that requirement. Checkers utilizes accounting software packages such as Lawson (general ledger/accounts payable) and Cyborg (payroll) that require periodic upgrades to benefit from the latest modifications to the programs. Typically, all releases of such upgrades must be implemented, eliminating a company's ability to move directly to the most recent release. During 1998, Checkers successfully implemented all required releases of both Lawson and Cyborg that preceded the year 2000 compliant release. The consulting and training required for the next Lawson and Cyborg upgrades are underway with targeted implementation dates during the third quarter of 1999 at a cost to Checkers of approximately $50,000. Checkers has assessed the computer systems utilized at the restaurant level and determined such systems to be Year 2000 compliant. Costs of replacing certain desktop computers and other required modifications at the corporate office are not expected to exceed $70,000. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of Checkers--Year 2000" at page 102.

     JOINT VENTURE RESTAURANTS

     As of March 22, 1999, there were 12 restaurants owned by 10 separate general and limited partnerships in which Checkers owns general and limited partnership interests ranging from 10.55% to 65.83%, with other parties owning the remaining interests, all of which are consolidated in Checkers' financial statements. Checkers is the managing partner of 11 of the 12 joint venture restaurants. In the 11 joint venture restaurants managed by Checkers, it receives a fee for management services of 1% to 2.5% of gross sales. In addition, all of the joint venture restaurants pay the standard royalty fee of 4% of gross sales. The agreements for four of the joint venture restaurants, excluding Illinois partnerships, in which Checkers is the managing partner are terminable through a procedure whereby the initiating party sets a price for the interest in the joint venture and


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the other party must elect either to sell its interest in the joint venture or purchase the initiating party's interest at such price. Some, but not all of the partnership agreements also contain the right of the partnership to acquire a deceased individual partner's interest at the fair market value thereof based upon a defined formula set forth in the agreement. None of these partnerships have been granted area development agreements.

     INFLATION

     Checkers does not believe inflation has had a material impact on earnings during the past three years. Substantial increases in costs could have a significant impact on Checkers and the industry. If operating expenses increase, management believes it can recover increased costs by increasing prices to the extent deemed advisable considering competition.

     SEASONALITY

     The seasonality of restaurant sales due to consumer spending habits can be significantly affected by the timing of advertising, competitive market conditions and weather related events. While restaurant sales for certain quarters can be stronger, or weaker, there is no predominant pattern.

WORKING CAPITAL

     Checkers' working capital requirements are generally typical of companies within the quick-service restaurant industry. Checkers does not normally require large amounts of working capital to maintain operations since sales are for cash, purchases are on open accounts and meat and produce inventories are limited to a two to four day supply to assure freshness. During 1997 and 1998, Checkers' working capital requirements were substantially reduced as a result of significant slowdowns in new store construction as compared with prior years. Additionally, sales of certain assets held for sale, net of underlying encumbrances, provided another source of working capital. Additional working capital will be required for the second phase of the indoor dining area project. Checkers also plans to utilize working capital to open a limited number of new restaurants and to remodel an undetermined number of existing restaurants in fiscal 1999. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of Checkers--Liquidity and Capital Resources."

FRANCHISE OPERATIONS

     STRATEGY

     In addition to the acquisition and development of additional company-operated restaurants, Checkers encourages controlled development of franchised restaurants in its existing markets as well as in certain additional states. The primary criteria considered by


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Checkers in the selection, review and approval of prospective franchisees are the availability of adequate capital to open and operate the number of restaurants franchised and prior experience in operating quick-service restaurants. Franchisees operated 232, or 50%, of the total restaurants open at March 22, 1999. Checkers has acquired and sold, and may in the future acquire or sell, restaurants from and to franchisees when Checkers believes it to be in its best interests to do so. In the future, Checkers' success will continue to be dependent upon its franchisees and the manner in which they operate and develop their restaurants to promote and develop the Checkers concept and its reputation for quality and speed of service. Although Checkers has established criteria to evaluate prospective franchisees, there can be no assurance that franchisees will have the business abilities or access to financial resources necessary to open the number of restaurants the franchisees currently anticipate to be opened in 1999 or that the franchisees will successfully develop or operate restaurants in their franchise areas in a manner consistent with Checkers' concepts and standards.

     As a result of inquiries concerning international development, Checkers may develop a limited number of international markets and has begun the process of registering its trademarks in various foreign countries. The most likely format for international development is through the issuance of master franchise agreements and/or joint venture agreements. The terms and conditions of these agreements may vary from the standard area development agreement and franchise agreement in order to comply with laws and customs different from those of the United States. Checkers has entered into a master franchise agreement for the Caribbean basin and has granted a single franchise agreement for the West Bank in the Middle East.

     FRANCHISEE SUPPORT SERVICES

     Checkers maintains a staff of well-trained and experienced restaurant operations personnel whose primary responsibilities are to help train and assist franchisees in opening new restaurants and to monitor the operations of existing restaurants. These services are provided as part of Checkers' franchise program. Upon the opening of a new franchised restaurant by a new franchisee, Checkers typically sends a team to the restaurant to assist the franchisee during the first four days that the restaurant is open. This team monitors compliance with Checkers' standards as to quality of product and speed of service. In addition, the team provides on-site training to all restaurant personnel. This training is in addition to the training provided to the franchisee and the franchisee's management team described under "Restaurant Operations--Supervision and Training" above. Checkers also employs franchise business consultants, who have been fully trained by Checkers to assist franchisees in implementing the operating procedures and policies of Checkers once a restaurant is open. As part of these services, the consultant rates the restaurant's hospitality, food quality, speed of service, cleanliness and maintenance of facilities. The franchisees receive a written report of the consultant's findings and, if any deficiencies are noted, recommended procedures to correct such deficiencies.


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     Checkers also provides site development and construction support services to its franchisees. All sites and site plans are submitted to Checkers for its review prior to construction. These plans include information detailing building location, internal traffic patterns and curb cuts, location of utilities, walkways, driveways, signs and parking lots and a complete landscape plan. Checkers' construction personnel also visit the site at least once during construction to meet with the franchisee's site contractor and to review construction standards.

     FRANCHISE AGREEMENTS

     The unit franchise agreement grants to the franchisee an exclusive license at a specified location to operate a restaurant in accordance with the Checkers/registered trademark/ system and to utilize Checkers' trademarks, service marks and other rights of Checkers relating to the sale of its menu items. The term of the current unit franchise agreement is generally 20 years. Upon expiration of a unit franchise agreement, the franchisee will generally be entitled to acquire a successor franchise for the restaurants on the terms and conditions of Checkers' then current form of unit franchise agreement if the franchisee remains in compliance with the unit franchise agreement throughout its term and if certain other conditions are met, including the payment of fee equal to 50% of the then current franchise fee.

     In some instances, Checkers grants to the franchisee the right to develop and open a specified number of restaurants within a limited period of time and in a defined geographic area and thereafter to operate each restaurant in accordance with the terms and conditions of a unit franchise agreement. In that event, the franchisee ordinarily signs two agreements, an area development agreement and a unit franchise agreement. Each area development agreement establishes the number of restaurants the franchisee is to construct and open in the franchised area during the term of the area development agreement normally a maximum of five restaurants, after considering many factors, including the residential, commercial and industrial characteristics of the area, geographic factors, population of the area and the previous experience of the franchisee. The franchisee's development schedule for the restaurants is set forth in the area development agreement. Of the 232 franchised restaurants at March 22, 1999, 220 were being operated by multiple unit operators and 12 were being operated by single unit operators. Checkers may terminate the area development agreement of any franchisee that fails to meet its development schedule.

     The unit franchise agreement and area development agreement require that the franchisee select proposed sites for restaurants within the franchised area and submit information regarding such sites to Checkers for its review, although final site selection is at the discretion of the franchisee. Checkers does not arrange or make any provisions for financing the development of restaurants by its franchisees. To the extent new or used modular restaurant packages are available for sale, and/or to the extent that Checkers deems it feasible to begin constructing new modular restaurant packages again in the Champion construction facility, Checkers will offer the franchisees an opportunity to buy a modular restaurant package from Checkers in those geographic areas where the modular


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restaurant package can be installed in compliance with applicable laws. Each franchisee is required to purchase all fixtures, equipment, inventory, products, ingredients, materials and other supplies used in the operation of its restaurants from approved suppliers, all in accordance with Checkers' specifications. Checkers provides a training program for management personnel of its franchisees at its corporate offices. Under the terms of the unit franchise agreement, Checkers has adopted standards of quality, service and food preparation for franchised restaurants. Each franchisee is required to comply with all of the standards for restaurant operations as published from time to time in Checkers' operations manual.

     Checkers may terminate a unit franchise agreement for several reasons including the franchisee's bankruptcy or insolvency, default in the payment of indebtedness to Checkers or suppliers, failure to maintain standards set forth in the unit franchise agreement or operations manual, material continued violation of any safety, health or sanitation law, ordinance or governmental rule or regulation or cessation of business. In such event, Checkers may also elect to terminate the franchisee's area development agreement.

     FRANCHISE FEES AND ROYALTIES

     Under the current unit franchise agreement, a franchisee is generally required to pay application fees, site approval fees and an initial franchise fee together totaling $30,000 for each restaurant opened by the franchisee. If a franchisee is awarded the right to develop an area pursuant to an area development agreement, the franchisee typically pays Checkers a $5,000 development fee per store which will be applied to the franchisee fee as each restaurant is developed. Each franchisee is also generally required to pay Checkers a semi-monthly royalty of 4% of the restaurant's gross sales and to expend certain amounts for advertising and promotion. Total franchise fees and royalties recognized as revenues during 1998, 1997 and 1996 were $7.5 million, $7.5 million and $8.4 million, respectively.

MANUFACTURING OPERATIONS

     STRATEGY

     Although Checkers does not believe that the use of modular restaurant packages is critical to the success of any individual restaurant or Checkers in general, Checkers believes that the integration of its restaurant operations with its production of modular restaurant packages for use by Checkers and sale to its franchisees provides it with a competitive advantage over other quick-service companies that use conventional, on-site construction methods. These advantages include more efficient construction time, direct control of the quality, consistency and uniformity of the restaurant image as well as having standard restaurant operating systems. In addition, Checkers believes the ability to relocate a modular restaurant package provides greater economies and flexibility than alternative methods. The cost and construction time efficiencies may be significantly impacted by Checkers' decision whether or not to resume construction of modular restaurant packages


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at its Champion construction facility located in Largo, Florida. Due to the number of modular restaurant packages currently available for relocation from closed restaurant sites, it is not anticipated that any significant new construction of modular restaurant packages will occur during fiscal year 1999. In the short term, Checkers' Champion construction facility will be utilized to store and refurbish used modular restaurant packages for sale to franchisees or others and use by Checkers. Checkers is evaluating other options in relation to the future use of this facility, which could include generating other outside business, leasing the facility or an eventual sale of the facility. Operation of the construction facility consists of five personnel, and substantially all of the labor in the manufacturing and refurbishment process is done through independent contractors, the number of which may be increased or decreased with demand.

     CONSTRUCTION

     The Champion construction facility is designed to produce a complete MRP ready for delivery and installation at a restaurant site. When the Champion construction is fully operational the modular restaurant packages are built and refurbished using assembly line techniques and a fully integrated and complete production system. Each modular restaurant package consists of a modular building complete with all mechanical, electrical and plumbing systems, except roof top systems which are installed at the site, along with all restaurant equipment. The modular building is a complete operating restaurant when sited, attached to its foundation and all utilities are connected. All modular restaurant packages are constructed in accordance with plans and specifications approved by the appropriate governmental agencies and are typically available in approximately eight weeks after an executed agreement.

     CAPACITY

     As of March 22, 1999, Checkers had five substantially completed new modular restaurant packages in inventory and 20 used modular restaurant packages available for relocation to new sites, 12 of which have been moved to the Champion production facility for refurbishment, and eight of which are at closed sites. Although Checkers does not require a franchisee to use a modular restaurant package, because of the expected benefits associated therewith, Checkers anticipates that substantially all of the restaurants developed by it or its franchisees in the immediate future will include modular restaurant packages produced by Checkers, or relocated from other sites. Modular restaurant packages from closed sites are being marketed at various prices depending upon age and condition. At December 28, 1998, the carrying value of Champion inventories, which does not include used modular restaurant packages but does include new materials, equipment, and substantially completed new modular restaurant packages, was $1.1 million.

     TRANSPORTATION AND INSTALLATION OF MODULAR RESTAURANT PACKAGES

     Once all site work has been completed to Checkers' satisfaction and all necessary governmental approvals have been obtained for installation, the modular restaurant package


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is transported to such site by an independent trucking contractor. All transportation costs are charged to the customer. Once on the site, the modular restaurant package is installed by independent contractors hired by Checkers or franchisee, in accordance with procedures specified by Checkers. Checkers' personnel inspect all mechanical, plumbing and electrical systems to make sure they are in good working order, and inspect and approve all site improvements on new modular restaurant packages sold by Checkers. Used modular restaurant packages are typically sold without warranties. Once a modular restaurant package has been delivered to a site, it takes generally three to four weeks before the restaurant is in full operation.

COMPETITION

     Checkers' restaurant operations compete in the quick-service industry, which is highly competitive with respect to price, concept, quality and speed of service, location, attractiveness of facilities, customer recognition, convenience and food quality and variety. The industry includes many quick-service chains, including national chains which have significantly greater resources than Checkers that can be devoted to advertising, product development and new restaurants such as McDonalds, Wendy's, Burger King and Hardees. In certain markets, Checkers will also compete with other quick-service double drive-thru hamburger chains with operating concepts similar to Checkers. The quick-service industry is often significantly affected by many factors, including changes in local, regional or national economic conditions affecting consumer spending habits, demographic trends and traffic patterns, changes in consumer taste, consumer concerns about the nutritional quality of quick-service food and increases in the number, type and location of competing quick-service restaurants. Checkers competes primarily on the basis of speed of service, price, value, food quality and taste. In addition, with respect to selling franchises, Checkers competes with many franchisors of restaurants and other business concepts. All of the major chains have increasingly offered selected food items and combination meals, including hamburgers, at temporarily or permanently discounted prices. This promotional activity has continued at increasing levels, and management believes that it has had a negative impact on Checkers' sales and earnings. Increased competition, additional discounting and changes in marketing strategies by one or more of these competitors could have an adverse effect on Checkers' sales and earnings in the affected markets.

     With respect to its modular restaurant packages, Checkers competes primarily on the basis of price and speed of construction with other modular construction companies as well as traditional construction companies, many of which have significantly greater resources than Checkers. When the inventory of new and used modular restaurant packages is depleted, there is no assurance that Checkers will again initiate new construction at its Champion construction facility thereby requiring Checkers and its franchisees to purchase modular restaurant packages from other modular construction companies or to utilize conventional construction methods.

     In general, there is active competition for management personnel, capital and attractive commercial real estate sites suitable for restaurants.


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EMPLOYEES

     Effective November 30, 1997, Checkers entered into a management services agreement, pursuant to which Rally's is managed and operated predominantly by the corporate management of Checkers. Rally's, together with its franchisees, operates approximately 469 double drive-thru hamburger restaurants primarily in the Midwest and the Sunbelt. In addition, Checkers and Rally's share certain of their executive officers, including the chief executive officer and the chief operating officer.

     As of March 22, 1999, Checkers employed approximately 4,600 persons in its restaurant operations, approximately 450 of whom are restaurant management and supervisory personnel and the remainder of whom are hourly restaurant personnel. Of the approximately 165 corporate employees, five are involved in the manufacturing operation, approximately nine are in upper management positions and the remainder are professional and administrative or office employees.

     Checkers considers its employee relations to be good. Most employees, other than management and corporate personnel, are paid on an hourly basis. Checkers believes that it provides working conditions and wages that compare favorably with those of its competition. None of Checkers' employees are covered by a collective bargaining agreement.

TRADEMARKS AND SERVICE MARKS

     Checkers believes its trademarks and service marks have significant value and are important to its business. Checkers has registered certain trademarks and service marks, including the name "Checkers", "Checkers Burgers /bullet/ Fries /bullet/ Colas" and "Champ Burger" and the design of the restaurant building in the United States Patent and Trademark office. Checkers has also registered the service mark "Checkers" individually and/or with a rectangular checkerboard logo of contiguous alternating colors to be used with restaurant services in the states where it presently does, or anticipates doing, business. Checkers has various other trademark and service mark registration applications pending. It is the Checkers' policy to pursue registration of its marks whenever possible and to oppose any infringement of its marks.

GOVERNMENT REGULATION

     The restaurant industry generally, and each company-operated and franchised restaurant specifically, are subject to numerous federal, state and local government regulations, including those relating to the preparation and sale of food and those relating to building, zoning, health, accommodations for disabled members of the public, sanitation, safety, fire, environmental and land use requirements. Checkers and its franchisees are also subject to laws governing their relationship with employees, including minimum wage requirements, accommodation for disabilities, overtime, working and safety conditions and


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citizenship requirements. Checkers is also subject to regulation by the Federal
Trade Commission and certain laws of states and foreign countries which govern the offer and sale of franchises, several of which are highly restrictive. Many state franchise laws impose substantive requirements on the franchise agreement, including limitations on noncompetition provisions and on provisions concerning the termination or nonrenewal of a franchise. Some states require that certain materials be registered before franchises can be offered or sold in that state. The failure to obtain or retain food licenses or approvals to sell franchises, or an increase in the minimum wage rate, employee benefit costs, including costs associated with mandated health insurance coverage, or other costs associated with employees could adversely affect Checkers and its franchisees. A mandated increase in the minimum wage rate was implemented in both 1997 and 1996.

     Checkers' construction, transportation and placement of modular restaurant packages is subject to a number of federal, state and local laws governing all aspects of the manufacturing process, movement, end use and location of the building. Many states require approval through state agencies set up to govern the modular construction industry, other states have provisions for approval at the local level. The transportation of Checkers' modular restaurant packages is subject to state, federal and local highway use laws and regulations which may prescribe size, weight, road use limitations and various other requirements. The descriptions and the substance of Checkers' warranties are also subject to a variety of state laws and regulations.

     Checkers has no material contracts with the United States government or any of its agencies.

PROPERTIES

     Of the 233 restaurants which were operated by Checkers as of March 22, 1999, Checkers held ground leases for 196 restaurants and owned the land for 37 restaurants. Of the 37 restaurants on owned land, 24 of those parcels are subject to a mortgage in favor of FFCA Acquisition Corporation and the remainder secure Checkers' primary debt to the CKE lender group. Checkers' leases are generally written for a term of from five to twenty years with one or more five-year renewal options. Some leases require the payment of additional rent equal to a percentage of annual revenues in excess of specified amounts. Leasehold improvements made by Checkers generally become the property of the landlord upon expiration or earlier termination of the lease; however, in most instances, if Checkers is not in default under the lease, the building, equipment and signs remain the property of Checkers and can be removed from the site upon expiration of the lease. In the future, Checkers intends, whenever practicable, to lease land for its restaurants. For further information with respect to Checkers' restaurants, see "Business--Restaurant Operations."

     Checkers has seven owned parcels of land and 20 leased parcels of land which are available for sale or sub-lease. Of these parcels, 19 are related to restaurant closings as described in "Management's Discussion and Analysis of Financial Condition and Results of


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Operations of Checkers." The other eight parcels primarily represent surplus land available from multi-user sites where Checkers developed a portion for a restaurant and undeveloped sites which Checkers ultimately decided it would not develop.

     Checkers' executive offices are located in approximately 26,500 square feet of leased office space and 6,000 square feet of adjoining warehouse space in Clearwater, Florida. Checkers' lease expires June 30, 2003. Checkers moved to this location in June 1998 to accommodate additional staffing and on site storage space needed as a result of the management service agreement. See "Business of Checkers--Employees."

     Checkers owns an 89,850 square foot facility in Largo, Florida. This includes a 70,850 square foot fabricated metal building for use in its modular restaurant packages manufacturing operations, and two buildings totaling 19,000 square feet for its office and warehouse operations. See "Business of Checkers--Manufacturing Operations."

     Checkers terminated the lease of one regional office effective February 1, 1999. Checkers leases approximately 1,504 aggregate square feet in an unoccupied regional office. This lease will expire July 31, 2000.

LEGAL PROCEEDINGS

     IN RE CHECKERS SECURITIES LITIGATION, Master File No. 93-1749-Civ-T-17A. On October 13, 1993, a class action complaint was filed in the United States District Court for the Middle District of Florida, Tampa Division, by a stockholder against Checkers, certain of its officers and directors, including Herbert G. Brown, Paul C. Campbell, George W. Cook, Jared D. Brown, Harry S. Cline, James M. Roche, N. John Simmons, Jr. and James F. White, Jr., and KPMG LLP, Checkers' auditors. The complaint alleges, generally, that Checkers issued materially false and misleading financial statements which were not prepared in accordance with generally accepted accounting principles, in violation of
Section 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder, and Florida common law and statute. The allegations, including an allegation that Checkers inappropriately selected the percentage of completion method of accounting for sales of modular restaurant buildings, are primarily directed to certain accounting principles followed by Champion. The plaintiffs sought to represent a class of all purchasers of Checkers' common stock between November 22, 1991 and October 8, 1993, and an unspecified amount of damages. Although Checkers believed this lawsuit was unfounded and without merit, in order to avoid further expenses of litigation, the parties reached an agreement in principle for the settlement of this class action. The agreement for settlement provides for one of Checkers' director and officer liability insurance carriers and another party to contribute to a fund for the purpose of paying claims on a claims-made basis up to a total of $950,000. Checkers agreed to contribute ten percent (10%) of claims made in excess of $475,000 for a total potential liability of $47,500. The settlement was approved by the Court on January 30, 1998. The time period for submission of claims to Checkers has passed and therefore Checkers has no further liability in connection with this matter.


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     GREENFELDER ET AL. V. WHITE, JR., ET AL. On August 10, 1995, a state court
Complaint was filed in the Circuit Court of the Sixth Judicial Circuit in and for Pinellas County, Florida, Civil Division, entitled GAIL P. GREENFELDER AND POWERS BURGERS, INC. V. JAMES F. WHITE, JR., CHECKERS DRIVE-IN RESTAURANTS, INC., HERBERT G. BROWN, JAMES E. MATTEI, JARED D. BROWN, ROBERT G. BROWN AND GEORGE W. COOK, Case No. 95-4644-CI-21 The original complaint alleged, generally, that certain officers of Checkers intentionally inflicted severe emotional distress upon Ms. Greenfelder, who is the sole stockholder, President and Director of Powers Burgers, Inc., a Checkers franchisee. The original complaint further alleged that Ms. Greenfelder and Powers Burgers were induced into entering into various agreements and personal guarantees with Checkers based upon misrepresentations by Checkers and its officers and that Checkers violated provisions of Florida's Franchise Act and Florida's Deceptive and Unfair Trade Practices Act. The original complaint alleged that Checkers is liable for all damages caused to the plaintiffs. The plaintiffs seek damages in an unspecified amount in excess of $2,500,000 in connection with the claim of intentional infliction of emotional distress, $3,000,000 or the return of all monies invested by the plaintiffs in Checkers' franchises in connection with the misrepresentation of claims, punitive damages, attorneys' fees and such other relief as the court may deem appropriate. The court has granted, in whole or in part, three motions to dismiss the plaintiffs' complaint including an order entered on February 14, 1997, which dismissed the plaintiffs' claim of intentional infliction of emotional distress, with prejudice, but granted the plaintiffs leave to file an amended pleading with respect to the remaining claims set forth in their amended complaint. A third amended complaint has been filed and an answer, affirmative defenses, and a counterclaim to recover unpaid royalties and advertising fund contributions has been filed by Checkers. In response to the court's dismissal of certain claims in the Power Burgers litigation, on May 21, 1997, a companion action was filed in the Circuit Court of the Sixth Judicial Circuit in and for Pinellas County, Florida, Civil Division, entitled GAIL P. GREENFELDER, POWERS BURGERS OF AVON PARK, INC., AND POWER BURGERS OF SEBRING, INC. V. JAMES F. WHITE, JR., CHECKERS DRIVE-IN RESTAURANTS, INC., HERBERT G. BROWN, JAMES E. MATTEI, JARED D. BROWN, ROBERT G. BROWN AND GEORGE W. COOK, Case No. 97-3565-CI, asserting, in relevant part, the same causes of action as asserted in the Power Burgers litigation. An answer, affirmative defenses, and a counterclaim to recover unpaid royalties and advertising fund contributions have been filed by Checkers. On February 4, 1998, Checkers terminated Power Burgers, Inc.'s, Power Burgers of Avon Park, Inc.'s and Power Burgers of Sebring, Inc.'s franchise agreements and thereafter filed two complaints in the United States District Court for the Middle
District of Florida, Tampa Division, entitled CHECKERS DRIVE-IN RESTAURANTS, INC. V. POWER BURGERS OF AVON PARK, INC., Case No. 98-409-CIV-T-17A and
CHECKERS DRIVE-IN RESTAURANTS, INC. V. POWERS BURGERS, INC. Case No. 98-410-CIV-T-26E. The complaint seeks, INTER ALIA, a temporary and permanent injunction enjoining Power Burgers, Inc. and Power Burgers of Avon Park, Inc.'s continued use of Checkers' marks and trade dress. A motion to stay the foregoing actions pending a resolution of the lawsuits pending in the Sixth Judicial Circuit in and for Pinellas County, Florida described above has been granted by the United States District Court. Checkers


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denies all wrongdoing and intends to continue to defend the lawsuits vigorously. No estimate of any possible loss or range of loss resulting from the lawsuit can be made at this time.

     CHECKERS DRIVE-IN RESTAURANTS, INC. V. TAMPA CHECKMATE FOOD SERVICES, INC., ET AL. On August 10, 1995, a state court counterclaim and third party complaint was filed in the Circuit Court of the Thirteenth Judicial Circuit in and for Hillsborough County, Florida, Civil Division, entitled TAMPA CHECKMATE FOOD SERVICES, INC., CHECKMATE FOOD SERVICES, INC. AND ROBERT H. GAGNE V. CHECKERS DRIVE-IN RESTAURANTS, INC., HERBERT G. BROWN, JAMES E. MATTEI, JAMES
F. WHITE, JR., JARED D. BROWN, ROBERT G. BROWN AND GEORGE W. COOK, Case No. 95-3869. In the original action filed by Checkers in July 1995, against Mr. Gagne and Tampa Checkmate Food Services, Inc., a company controlled by Mr. Gagne, Checkers is seeking to collect on a promissory note and foreclose on a mortgage securing the promissory note issued by Tampa Checkmate and Mr. Gagne, and obtain declaratory relief regarding the rights of the respective parties under Tampa Checkmate's franchise agreement with Checkers. The counterclaim and third party complaint allege, generally, that Mr. Gagne, Tampa Checkmate and Checkmate Food Services, Inc. were induced into entering into various franchise agreements with, and personal guarantees to, Checkers based upon misrepresentations by Checkers. The counterclaim and third party complaint seek damages in the amount of $3,000,000 or the return of all monies invested by Checkmate, Tampa Checkmate and Mr. Gagne in Checkers' franchises, punitive damages, attorneys' fees and such other relief as the court may deem appropriate. The counterclaim was dismissed by the court on January 26, 1996, with the right to amend. On February 12, 1996, the counterclaimants filed an amended counterclaim alleging violations of Florida's Franchise Act, Florida's Deceptive and Unfair Trade Practices Act, and breaches of implied duties of "good faith and fair dealings" in connection with a settlement agreement and franchise agreement between various of the parties. The amended counterclaim seeks a judgment for damages in an unspecified amount, punitive damages, attorneys' fees and such other relief as the court may deem appropriate. Checkers filed an answer to the amended counterclaim, but on October 21, 1998, the court dismissed the amended counterclaim based on counterclaimants failure to comply with certain court rules relating to the prosecution of the claims. The court's dismissal is the subject of a pending motion for reconsideration. On or about July 15, 1997, Tampa Checkmate filed a Chapter 11 petition in the United States Bankruptcy Court for the Middle District of Florida, Tampa Division entitled IN RE: TAMPA CHECKMATE FOOD SERVICES, INC., and numbered as 97-11616-8G-1 on the docket of said Court. On July 25, 1997, Checkers filed an adversary complaint in the Tampa Checkmate bankruptcy proceedings entitled CHECKERS DRIVE-IN RESTAURANTS, INC. V. TAMPA CHECKMATE FOOD SERVICES, INC. and numbered as Case No. 97-738. Following a hearing on Checkers' motion for preliminary injunction on July 22, 1998, the court entered an order enjoining Tampa Checkmate's continued use of Checkers' marks and trade dress notwithstanding the termination of its franchise agreement on April 8, 1997. On December 15, 1998, the court granted Checkers' motion to convert Tampa Checkmate's bankruptcy proceedings from a Chapter 11 proceeding to a Chapter 7 liquidation. Additionally, on February 1, 1999, the bankruptcy Court granted Checkers' motion to lift the automatic stay


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imposed by 11 U.S.C Section 362 to allow Checkers to proceed with the disposition of the property which is the subject of its mortgage. The adversary complaint and counterclaim in the bankruptcy proceedings remain pending. Checkers denies all wrongdoing and intends to continue to defend the lawsuit vigorously. No estimate of possible loss or range of loss resulting from the lawsuit can be made at this time.

     TEX-CHEX, INC. ET AL V. CHECKERS DRIVE-IN RESTAURANTS, INC. ET. AL. On February 4, 1997, a petition was filed against Checkers and two former officers and directors of Checkers in the District Court of Travis County, Texas 98th Judicial District, entitled TEX-CHEX, INC., BRIAN MOONEY, AND SILVIO PICCINI V. CHECKERS DRIVE-IN RESTAURANTS, INC., JAMES MATTEI, AND HERBERT G. BROWN and numbered as Case No. 97-01335 on the docket of said court. The original petition generally alleged that Tex-Chex, Inc. and the individual plaintiffs were induced into entering into two franchise agreements and related personal guarantees with Checkers based on fraudulent misrepresentations and omissions made by Checkers. On October 2, 1998, the plaintiffs filed an amended petition realleging the fraudulent misrepresentations and omission claims set forth in the original petition and asserting additional causes of action for violation of Texas' Deceptive Trade Practices Act and violation of Texas' Business Opportunity Act. Checkers denies all wrongdoing and intends to defend the causes of action asserted in the amended petition against Checkers and the individual defendants vigorously. The matter is in the pre-trial stages and no estimate of any possible loss or range of loss resulting from the lawsuit can be made at this time.

     CHECKERS DRIVE-IN RESTAURANTS, INC. V. INTERSTATE DOUBLE DRIVE-THRU, INC. ET. AL. On May 9, 1998, a counterclaim was filed against Checkers and a former officer and director of Checkers, Herbert T. Brown, in the United States District Court for the Middle District of Florida, Tampa Division, entitled CHECKERS DRIVE-IN RESTAURANTS, INC. V. INTERSTATE DOUBLE DRIVE-THRU, INC. AND JIMIME V. GOLES and numbered as Case No. 98-648-CIV-T-23B on the docket of said court. The original complaint filed by Checkers seeks a temporary and permanent injunction enjoining Interstate Double Drive-Tru, Inc. and Mr. Giles' continued use of Checkers' marks and trade dress notwithstanding the termination of its franchise agreement and to collect unpaid royalty fees and advertising fund contributions. The court granted Checkers' motion for a preliminary injunction on July 16, 1998. The counterclaim generally alleges that Interstate Double Drive-Thru, Inc. and Mr. Giles were induced into entering a franchise agreement and a personal guaranty, respectively, with Checkers based on misrepresentations and omissions made by Checkers. The counterclaim asserts claims for breach of contract, breach of the implied convenant of good faith and fair dealing, violation of Florida's Deceptive Trade Practices Act, violation of Florida's Franchise Act, violation of Mississippi's Franchise Act, fraudulent concealment, fraudulent inducement, negligent misrepresentation and rescission. Checkers has filed a motion to dismiss seven of the nine causes of action set forth in the counterclaim which remain pending. Checkers denies all wrongdoing and intends to defend the causes of action asserted in the Counterclaim against Checkers and Mr. Brown vigorously. The matter is in the pre-trial stages and no estimate of any possible loss or range of loss resulting from the lawsuit can be made at this time.


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     FIRST ALBANY CORP., AS CUSTODIAN FOR THE BENEFIT OF NATHAN SUCKMAN V.
CHECKERS DRIVE-IN RESTAURANTS, INC. ET AL. Case No. 16667. This putative class action was filed on September 29, 1998, in the Delaware Chancery Court in and for New Castle County, Delaware by First Albany Corp., as custodian for the benefit of Nathan Suckman, an alleged stockholder of 500 shares of Checkers' common stock. The complaint names Checkers and certain of its current and former officers and directors as defendants including William P. Foley, II, James J. Gillespie, Harvey Fattig, Joseph N. Stein, Richard A. Peabody, James
T. Holder, Terry N. Christensen, Frederick E. Fisher, Clarence V. McKee, Burt Sugarman, C. Thomas Thompson and Peter C. O'Hara. The complaint also names Rally's and GIANT as defendants. The complaint arises out of the proposed merger announced on September 28, 1998 between Checkers, Rally's and GIANT and alleges generally, that certain of the defendants engaged in an unlawful scheme and plan to permit Rally's to acquire the public shares of Checkers stock in a "going-private" transaction for grossly inadequate consideration and in breach of the defendants' fiduciary duties. The plaintiff allegedly initiated the complaint on behalf of all stockholders of Checkers as of September 28, 1998, and seeks inter alia, certain declaratory and injunctive relief against the consummation of the proposed merger, or in the event the proposed merger is consummated, recision of the proposed merger and costs and disbursements incurred in connection with bringing the action, including attorney's fees, and such other relief as the court may deem just and proper. In view of a decision by Checkers, GIANT and Rally's not to implement the transaction that had been announced on September 28, 1998, plaintiffs have agreed to provide Checkers and all other defendants with an open extension of time to respond to the complaint. Plaintiffs have indicated that they will likely file an amended complaint in the event of the consummation of a merger between Checkers and Rally's. Checkers denies all wrongdoing and intends to defend the lawsuit vigorously. No estimate of possible loss or range of loss resulting from the lawsuit can be made at this time.

     DAVID J. STEINBERG AND CHAILE B. STEINBERG, INDIVIDUALLY AND ON BEHALF OF THOSE SIMILARLY SITUATED V. CHECKERS DRIVE-IN RESTAURANTS, INC., ET AL. Case No. 16680. This putative class action was filed on October 2, 1998, in the Delaware Chancery Court in and for New Castle County, Delaware by David J. Steinberg and Chaile B. Steinberg, alleged stockholders of an unspecified number of shares of Checkers common stock. The complaint names Checkers and certain of its current officers and directors as defendants including William
P. Foley, II, James J. Gillespie, Harvey Fattig, Joseph N. Stein, Richard A. Peabody, James T. Holder, Terry N. Christensen, Frederick E. Fisher, Clarence
V. McKee, Burt Sugarman, C. Thomas Thompson and Peter C. O'Hara. The complaint also names Rally's and GIANT as defendants. As with the First Albany complaint described above, this complaint arises out of the proposed merger announced on September 28, 1998 between Checkers, Rally's and GIANT and alleges generally, that certain of the defendants engaged in an unlawful scheme and plan to permit Rally's to acquire the public shares of the Checkers common stock in a "going-private" transaction for grossly inadequate consideration and in breach of the defendant's fiduciary duties. The plaintiffs allegedly initiated the complaint on behalf of all stockholders of Checkers as of September 28, 1998, and seeks INTER ALIA, certain declaratory and injunctive relief against the consummation of


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the proposed merger, or in the event the proposed merger is consummated, recision of the proposed merger and costs and disbursements incurred in connection with bringing the action, including attorneys' fees, and such other relief as the court may deem just and proper. For the reasons stated above in the description of the FIRST ALBANY action, plaintiffs have agreed to provide Checkers and all other defendants with an open extension of time to respond to the complaint. Plaintiffs have indicated that they will likely file an amended complaint in the event of the consummation of a merger between Checkers and Rally's. Checkers denies all wrongdoing and intends to defend the lawsuit vigorously. No estimate of possible loss or range of loss resulting from the lawsuit can be made at this time.

     Checkers is involved in other litigation matters incidental to its business. With respect to such other suits, management does not believe the litigation in which it is involved will have a material effect upon its results of operation or financial condition.


                              BUSINESS OF RALLY'S

GENERAL

     Rally's is one of the largest chains of double drive-thru restaurants in the United States. Rally's opened its first restaurant in January 1985 and began offering franchises in November 1986. At March 22, 1999, the Rally's system included 469 restaurants in 18 states, primarily in the Midwest and the Sunbelt, comprised of 225 company-owned and operated and 244 franchised, including 25 company-owned restaurants in Western markets which are operated as Rally's restaurants by CKE, a significant shareholder of Rally's, under an operating agreement which began July 1996. Two additional company-owned stores covered by the operating agreement have been converted to the Carl's Jr. format and are not included in the above store count. Rally's restaurants offer high quality food, serving primarily the drive-thru and take-out segments of the quick-service restaurant industry. Rally's opened its first restaurant in January 1985 and began offering franchises in November 1986.

     As of December 29, 1997, Rally's changed from a fiscal year ending on the Sunday closest to December 31st to a fiscal year ending on the Monday closest to December 31st. This resulted in an extra day in fiscal 1998. Rally's also changed its quarterly reporting periods from four 13-week quarters to three 12-week quarters and a 16-week fourth quarter

     Comparable store sales at Rally's in 1998 were 1.8% below the prior year. Although sales continued to decline on a same store basis, the decrease in 1998 was the smallest in four years. Product innovations during the year included the shift from a 3.2 ounce hamburger patty to a two-patty platform featuring a
2.67 ounce patty and a 4.3 ounce patty. The 2.67 ounce patty allows Rally's to sell a fully-dressed Rallyburger for $0.99 while also offering the Super Rallyburger that utilizes the larger patty for a premium price. This change was necessary to ensure that Rally's can remain competitive as food and labor costs



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continue to escalate. In the first quarter of 1999, comparable store sales decreased 6.1% as compared to the prior year. Severe weather in January and intense discounting by major competitors in the first quarter of 1999 combined to reduce sales.

RECENT DEVELOPMENTS

     On December 18, 1998, Rally's entered into a $4.3 million mortgage transaction with FFCA Acquisition Corporation pursuant to which eight fee-owned properties were mortgaged. The terms of the transaction include a stated interest rate of 9.5% on the unpaid balance over a 20 year term with monthly payments totaling approximately $40,000. Rally's is required to utilize the entire net proceeds to reduce the Senior Notes. Purchases on the open market were initiated immediately after the mortgage was finalized and will be completed as they become available on the open market. As of March 5, 1999, the Company had utilized $2.7 million of the proceeds to repurchase $3.1 million face value of the Senior Notes.

     On December 31, 1998, Santa Barbara Restaurant Group, Inc. acquired approximately 2.4 million shares of Rally's common stock pursuant to an exchange agreement with Fidelity National Financial, Inc. Santa Barbara Restaurant Group operates or franchises approximately 330 restaurants under the Green Burrito, Timber Lodge Steakhouse, JB's, and Galaxy Diner names.

CONCEPT AND STRATEGY

     Rally's primary strategy is to serve the drive-thru and take-out segment of the quick-service restaurant industry. Rally's operating strategy is to take advantage of off-premise food consumption by serving a limited menu consisting of a variety of great tasting burgers with limited side items. The key elements of this strategy are Rally's operating system, restaurant design, brand positioning and marketing programs.


     THE RALLY'S OPERATING SYSTEM

     The Rally's operating system is designed to provide fast and accurate service of high quality food. Within the restaurants, all products are prepared to order in a systematic fashion moving from the back of the restaurant to the front windows with each employee performing specific duties. Labor is staffed in an attempt to courteously serve guests within 45 seconds of their reaching the drive-thru window and to maintain a safe, clean food service environment. Rally's training and franchise support programs are designed to promote consistency of product and service throughout the Rally's system and are documented in a uniform confidential operations manual.

     Rally's has point of sale devices and related software in each of its company-owned restaurants which allow Rally's to centralize control over certain aspects of restaurant operations at the corporate office on a daily basis. As a result, menu prices and menus can


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be controlled and transactions reviewed and audited at corporate headquarters.
The point of sale devices are coupled with a back office computer to monitor sales, assist inventory management, maintain cash control, provide variance reporting, and control labor and food costs. Each restaurant transmits its data via a daily polling procedure and it is accumulated at the principal offices of Rally's. This data is used to analyze and make decisions about the business. Rally's back office computer system will be upgraded or replaced in 1999 at a cost estimated at approximately $500,000.

     RESTAURANT DESIGN AND ECONOMICS.

     Rally's restaurants present a distinctive design which conveys a message of "clean and fast" to the passing motorist. The restaurants' typical "double drive-thru" design features drive-thru windows on both sides of the restaurant for quicker service. While the restaurants generally do not have an interior dining area, most have a patio for outdoor eating. These areas contain canopy tables and seats and are landscaped to create an attractive eating environment. Rally's restaurant buildings average 600 to 720 square feet depending upon geographic location and require less property than the traditional eat-in restaurants. As a result of the small size of the restaurant building, Rally's restaurants generally require a smaller capital investment and have lower occupancy and operating costs per restaurant than traditional quick-service competitors. The size of the facility also permits somewhat greater flexibility with respect to the selection of prospective sites for restaurants.

     During 1998 and the first quarter of 1999, Rally's continued the test of an indoor seating environment where a 20 to 50 seat dining room replaced the passenger side drive-thru lane. As of March 22, 1999, eight units were converted from a double-drive-thru format to a single drive-thru/indoor seating format. The preliminary test results have not resulted in a consistent pattern of sales increases necessary to achieve an attractive economic return. Therefore, Rally's will be initiating a second phase of the dining room test where indoor seating will be added while retaining both drive-thru lanes.

     During 1998, Rally's opened one new restaurant, closed five restaurants, and acquired one restaurant from franchisees. The incremental cash outlay, exclusive of land, of opening the restaurant was reduced due to the use of surplus assets and was approximately $350,000. During the first quarter of 1999, Rally's closed one restaurant, and franchisees closed five restaurants and opened one restaurant, for a net decrease of five restaurants.

     In 1994, the full development cost associated with constructing and opening a Rally's restaurant excluding land cost and interest on construction was approximately $478,000. When purchased, the majority of real estate sites have cost between $100,000 and $300,000. As of March 22, 1999, approximately 69% of Company-owned and operated restaurants were located on leased real estate.

     Over the past two years, Rally's has been building stores by either using surplus equipment and/or surplus modular buildings or purchasing conversion properties. When using surplus equipment and modular buildings, Rally's cash outlay has typically been


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between $250,000 to $350,000. Although Rally's expects to continue to use excess modular buildings and seek additional conversion opportunities, Rally's estimates that the cost associated with new store development will return to the higher pre-slowdown levels where these alternatives are not practical.

     BRAND POSITIONING: QUALITY FOCUS.

     Rally's is attempting to establish an overall brand positioning as the quick-service hamburger chain which serves the best tasting hamburger for a reasonable price in America. This positioning is supported by:

     1. A limited menu of high quality but fairly priced hamburgers/cheeseburgers, chicken sandwiches, french fries and soft drinks, executed via a highly focused operating system;

     2. Television, radio and outdoor advertising which differentiates Rally's from other quick-service hamburger chains and targets frequent hamburger consumers; and

     3. New, visually attractive menu boards, merchandising and packaging that feature these value based products/brands and ingredients.

     This new brand positioning continues to represent a strategic shift for Rally's away from its prior positioning which had been based primarily on low prices and quick service. Low prices and quick service are still important to guests, but the competitive environment has become so price oriented that basing a brand positioning on low prices is not unique enough to differentiate Rally's from its competitors. Further, relying too heavily on low prices and price promotion had a negative financial impact on Rally's, causing higher costs as a percentage of sales and lower profits. By focusing the brand positioning on what Rally's believes guests really want from a quick service hamburger restaurant and on what Rally's can effectively provide -- great tasting burgers at a fair price -- Rally's believes that it will be able to effectively differentiate itself from its competitors and improve its sales and guest count trends over time.

     In 1998, Rally's shifted its hamburger platform to create value options for its customers. The 3.2 ounce hamburger patty was replaced with a 2.67 ounce patty and a larger 4.0 ounce patty. The 2.67 ounce hamburger patty allows Rally's to sell a great $0.99 fully dressed Rallyburger to its customers, while the larger 4.0 ounce patty allows for an upsell opportunity to the premium Super Rallyburger sandwich. Additionally, Rally's continues to offer its One of a Kind Fries/registered trademark/, a chicken breast sandwich, onion rings, soft drinks and milk shakes. A limited number of additional products may be offered in some locations from time to time.

     MARKETING PROGRAM.

     Rally's "best tasting burger" campaign which began in April 1998 was not successful in substantially increasing sales. Therefore, in late July 1998, Rally's discontinued this


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campaign and turned to a new advertising company, Crispin, Porter & Bogusky of
Miami, to develop a strategy focusing on the freshness of the Rally's products. The current advertising campaign uses television as the primary medium. In cases where effective levels of television are not affordable, Rally's may use radio, outdoor or print advertising.

INFLATION

     Rally's does not believe inflation has had a material impact on earnings during the past three years. Substantial increases in costs could have a significant impact on Rally's and the industry. If operating expenses increase, management believes it can recover increased costs by increasing prices to the extent deemed advisable considering competition.

SEASONALITY

     The seasonality of restaurant sales due to consumer spending habits can be significantly affected by the timing of advertising, competitive market conditions and weather related events. While restaurant sales for certain quarters can be stronger, there is no predominant pattern.

WORKING CAPITAL

     Rally's working capital requirements are generally typical of companies within the quick-service restaurant industry. Rally's does not normally require large amounts of working capital to maintain operations since sales are for cash, purchases are on open accounts and meat and produce inventories are limited to a two to four day supply to assure freshness. During 1997 and 1998, Rally's working capital requirements were substantially reduced as a result of significant slowdowns in new store construction as compared with prior years. Additionally, sales of certain assets held for sale, net of underlying encumbrances, provided another source of working capital. Additional working capital will be required for the second phase of the indoor dining areas project. Rally's also plans to utilize working capital to open a limited number of new restaurants and to remodel an undetermined number of existing restaurants in fiscal 1999. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of Rally's."

FRANCHISING PROGRAM; AREA DEVELOPMENT RIGHTS

     Rally's offers area development agreements to franchisees for construction of one or more new restaurants over a defined period of time within a defined geographic area. The specific restaurant locations selected by franchisees are subsequently covered by separate franchise agreements. Under the standard area development agreement, a franchisee is generally required to pay, at the time the agreement is signed, a non-refundable fee of approximately $5,000 per potential restaurant in the defined geographic area. The number of potential restaurants is determined by negotiation between Rally's and the franchisee. Rally's standard area development agreement also provides for a franchise fee of


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approximately $30,000 for each restaurant, which is due when the franchise agreement with respect to a restaurant is executed. The standard franchise agreement is for a term of 15 years and provides for payment to Rally's of royalties equal to 4% of sales,and minimum marketing expenditures of 4% of sales, 1/2% of which is paid to the Rally's National Advertising Fund. Rally's requires each franchisee to have an approved full-time Principal Operator who is responsible for the supervision and conduct of the franchise. As of March 22, 1999, Rally's had 31 franchisees operating 219 restaurants, exclusive of the CKE-operated restaurants, representing approximately 47.3% of all systemwide restaurants. Total franchise fees and royalties recognized as revenues during 1998, 1997 and 1996 were $4.6 million, $4.8 million and $5.9 million, respectively.

EXPANSION STRATEGY

     Rally's currently intends to open up to five new restaurants in existing company markets in 1999. Currently, existing and new franchisees are expected to open 10 to 20 locations during 1999. There can be no assurance that Rally's or its franchisees will be able to open planned new restaurants or that, if opened, these restaurants can be operated profitably. Rally's has pursued and intends to continue to pursue an expansion strategy, which may include addition of indoor seating to existing units.

RESTAURANT LOCATIONS

     The following table sets forth the number of restaurants in the Rally's system at March 22, 1999 by state:


                 COMPANY-OWNED AND OPERATED RESTAURANTS (225)


       Michigan (37)            Indiana (22)           Virginia (13)
       Kentucky (30)            Missouri (20)          Arkansas (10)
       Louisiana (23)           Florida (16)           Illinois (10)
       Ohio (23)                Alabama (13)           Tennessee (8)


  FRANCHISED RESTAURANTS (INCLUDING CKE -- OPERATED RESTAURANTS) (244)

       Ohio (87)                Virginia (7)           West Virginia (4)
       California (50)          Arizona (5)            Pennsylvania (2)
       Indiana (27)             Illinois (6)           Alabama (2)
       Michigan (17)            Louisiana (5)          Florida (2)
       Kentucky (15)            Mississippi (4)
       Georgia (7)              Tennessee (4)

SITE SELECTION AND CONSTRUCTION

     Rally's believes that the location of a Rally's restaurant is very important to its success. In evaluating particular sites, Rally's uses demographic data related to quick-service restaurant sales. Sites proposed for both company-owned restaurants and franchised restaurants must be accepted by a committee comprised of most members of Rally's senior


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management team. The committee considers, among other factors, the accessibility, visibility, cost, surrounding traffic patterns and population characteristics of each potential site.

     Rally's has prototype plans and approved suppliers for the construction of its restaurants. Since 1990, Rally's has increasingly used modular buildings. Prior to that time, "stick" (constructed on-site) buildings were used almost exclusively.

PURCHASING

     Franchisees are required to purchase their equipment, food, beverages and supplies from company-approved suppliers. All products must meet specifications set by Rally's. Management continually monitors the quality of the food, beverages and supplies provided to the restaurants. Rally's negotiates directly with wholesale suppliers to ensure consistent quality and freshness of products throughout the Rally's system and believes that it has obtained competitive pricing from its suppliers. The majority of the Rally's food and paper is distributed by Fast Food Merchandisers, Inc. All essential food and beverage products are available or, upon short notice, could be made available from alternate qualified suppliers. Therefore, management believes that the loss of any one supplier would not have a material adverse effect on Rally's. During the year, Rally's continued participating with related parties in attempting to leverage aggregate purchase volumes of common items to obtain more favorable pricing. Rally's expects these efforts will continue in the future.

RESTAURANT STAFFING AND TRAINING; FRANCHISE SUPPORT

     A typical Rally's restaurant averages a total of 25 employees, which usually includes two salaried managers. The function of assuring that each company-owned restaurant consistently delivers high-quality food and service is performed by area managers. Area managers report to regional vice presidents. Area managers and restaurant management are compensated with a fixed salary plus a bonus based on the performance of the restaurants under their supervision. Rally's has one area manager for every eight to ten company restaurants and approximately ten area managers for each regional vice president. The regional vice presidents are employees of Checkers and report to the chief operating officer of Checkers under the management services agreement.

     Rally's believes that training is important to the success of its restaurant operations. Rally's training programs emphasize quality food preparation, quick service, cleanliness of restaurants, courteous employees and consistency of execution.

     All general managers of company-owned restaurants are required to complete Rally's training program, which generally consists of five weeks of hands-on training. The designated operating partner of each franchisee is required to receive similar training, generally 12 weeks in duration. All company and franchise general managers must generally complete an intensive six-day "Train the Trainer" program before being certified to train management personnel in their respective markets. The certification process takes


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approximately 30 days to complete. In addition, Rally's sends a training team consisting of both management and hourly workers to a new franchisee's first three restaurant openings for a duration of up to two weeks one week before and one week after the opening. After a new franchisee opens three restaurants, Rally's provides this training team as it deems necessary, or upon the franchisee's request at the franchisee's expense.

     Rally's employs franchise business managers through the management services greement with Checkers, who act as a link between Rally's and its franchisees. The franchise business managers perform regularly scheduled restaurant operation evaluations to ensure that each franchised restaurant consistently delivers high quality food and fast, friendly service in a clean environment. They also review the financial results and effectiveness of franchise restaurant management to identify possible areas of improvement.

COMPETITION

     The quick-service restaurant industry is highly competitive and can be significantly affected by many factors, including changes in local, regional or national economic conditions, changes in consumer tastes, traffic patterns, consumer concerns about the nutritional quality of quick-service food and increases in the number and particular locations of competing quick-service restaurants. Factors such as inflation, increases in food, labor, including health care costs, and energy costs and the availability of an adequate number of hourly-paid employees also affect the quick-service restaurant industry. Major chains, which have substantially greater financial resources and longer operating histories than Rally's, dominate the quick-service restaurant industry. Rally's believes that its primary competitors are five national chains: McDonald's, Wendy's, Hardee's, Burger King and Taco Bell. In certain markets, Rally's competes with other quick-service double drive-thru hamburger chains with similar operating concepts. Certain of the major chains have increasingly offered selected food items and combination meals, including hamburgers, at discounted prices. Rally's believes that the pricing strategies of its competitors, in general, had an adverse impact on Rally's systemwide sales in the last four fiscal years. The pricing or other marketing strategies of one or more of these competitors could have a continuing adverse impact on Rally's performance.

     With respect to the sale of franchises, Rally's competes with many franchisors of restaurants, including other double drive-thru franchisors, and franchisors of other business concepts. Rally's believes it has attracted a number of franchisees with significant experience in the restaurant industry as a result of the strength of its concept and operating strategy and the favorable potential return available from a relatively low capital investment.

     In general, there is active competition for management personnel, capital and attractive commercial real estate sites suitable for restaurants.

EMPLOYEES

     As of March 22, 1999, Rally's employed approximately 5,100 employees, substantially all of which are restaurant personnel. On November 30, 1997, Rally's entered into a


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management services agreement, pursuant to which predominately all of the management of Checkers manages the corporate and field operations of Rally's.

     Most employees, other than restaurant management and certain corporate personnel, are paid on an hourly basis. Rally's believes that it provides working conditions and wages that are comparable with those of other companies within the quick-service restaurant industry. Rally's employees are not covered by a collective bargaining agreement.

TRADEMARKS AND SERVICE MARKS

     Rally's regards its trademarks and service marks as having significant value and as being important to its marketing efforts. Rally's has registered its principal logo Rally's Hamburgers/registered trademark/ and its design with the U.S. Patent and Trademark Office on the principal register as a service mark for its restaurant services. Rally's also registered Big Buford/registered trademark/, the Rallyburger/registered trademark/, Rally-Q/registered trademark/ and Smokin' Sausage/registered trademark/ with the patent office as a trademark for these company sandwiches. Rally's policy is to pursue registration of its marks whenever possible and to oppose strenuously any infringement of its marks.

GOVERNMENT REGULATION

     Rally's is subject to Federal Trade Commission regulation and state laws which regulate the offer and sale of franchises. Rally's is also subject to a number of state laws which regulate substantive aspects of the franchisor-franchisee relationship. The FTC's Trade Regulation Rule on Franchising requires Rally's to furnish to prospective franchisees a franchise offering circular containing information prescribed by the FTC rule. At least fifteen states presently regulate the offer and sale of franchises and, in almost all cases, require registration of the franchise offering with state authorities.

     State laws that regulate the offer and sale of franchises and/or the franchisor-franchisee relationship presently exist in a substantial number of states. Such laws generally require registration of the franchise offering with state authorities and/or regulate the franchise relationship by, for example, requiring the franchisor to deal with its franchisees in good faith, prohibiting interference with the right of free association among franchisees, limiting the imposition of standards of performance on a franchisee and regulating discrimination among franchisees in charges, royalties or fees. These laws have not precluded Rally's from seeking franchisees in any given area. Although such laws may restrict a franchisor in the termination of a franchise agreement by, for example, requiring "good cause" to exist as a basis for the termination, advance notice to the franchisee of the termination, an opportunity to cure a default and repurchase of inventory or other compensation, these provisions have not had a significant effect on Rally's operations.

     Rally's is not aware of any pending franchise legislation which, in its view, is likely to affect significantly its operations. Rally's believes that its operations comply substantially with the FTC rule and state franchise laws. Each company operated and franchised


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restaurant is subject to regulation by federal agencies and to licensing and regulation by state and local health, sanitation, safety, fire and other departments. Difficulties or failures in obtaining the required licenses or approvals could delay or prevent the opening of new restaurants.

     Rally's is subject to federal and state environmental regulations, although such regulations have not had a material effect on Rally's operations. More stringent and varied requirements of local governmental bodies with respect to zoning, land use and environmental factors could delay or prevent development of new restaurants in particular locations. Rally's is also subject to the Fair Labor Standards Act and various state laws governing such matters as minimum wage requirements, overtime and other working conditions and citizenship requirements. A significant number of Rally's food service personnel are paid at rates related to the federal minimum wage and increases in the minimum wage could increase Rally's labor costs.

     The restaurant business is subject to extensive federal, state and local regulations relating to the development and operation of restaurants, including regulations relating to building and zoning requirements, access to persons with disabilities, preparation and sale of food and laws governing the Rally's relationship with its employees, including minimum wage requirements, overtime and working conditions and citizenship requirements. The failure to obtain or retain food licenses, or a substantial increase in the minimum wage rate, could adversely affect the operations of the Rally's restaurants. Rally's believes that it is operating in substantial compliance with applicable laws and regulations governing its operations.

PROPERTIES

     As of March 22, 1999, Rally's owned or leased parcels of land and buildings for restaurants, either operating, under construction or held for sale or disposal as follows: company-owned land (84) and buildings (283); and company-leased land (225) and buildings (37). Land leased by Rally's for restaurants is generally under "triple net" leases that require Rally's to pay real estate taxes, maintenance and insurance with respect to the premises and, in some cases, pay contingent rentals based on sales in excess of specified amounts. Generally, the leases have initial terms of five to fifteen years with options to renew for additional periods which can range from five to twenty years. Rally's also leases the Louisville office of approximately 18,800 square feet, which has been subleased subsequent to Rally's transfer of all of its corporate management functions to Clearwater, Florida in February 1998. Rally's also leases certain temporary storage facilities for excess modular buildings and surplus equipment.

LEGAL PROCEEDINGS

     JONATHAN MITTMAN ET AL. V. RALLY'S HAMBURGERS, INC., ET AL. (Case No. C-94-0039-L-CS). In January and February 1994, two putative class action lawsuits were filed, purportedly on


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behalf of the stockholders of Rally's, in the United States District Court for
the Western District of Kentucky, Louisville division, against Rally's, Burt Sugarman and GIANT and certain of Rally's present and former officers and directors and its auditors. The cases were subsequently consolidated under the case name Jonathan Mittman et al vs. Rally's Hamburgers, Inc., et al, case number C-94-0039-L(CS). The complaints allege defendants violated the Securities Exchange Act of 1934, among other claims, by issuing inaccurate public statements about Rally's in order to arbitrarily inflate the price of its common stock. The plaintiffs seek unspecified damages. On April 15, 1994, Rally's filed a motion to dismiss and a motion to strike. On April 5, 1995, the court struck certain provisions of the complaint but otherwise denied Rally's motion to dismiss. In addition, the court denied plaintiffs' motion for class certification; the plaintiffs renewed this motion, and despite opposition by the defendants, the court granted such motion for class certification on April 16, 1996, certifying a class from July 20, 1992 to September 29, 1993. In October 1995, the plaintiffs filed a motion to disqualify Christensen, Miller, Fink, Jacobs, Glaser, Weil & Shapiro, LLP as counsel for defendants based on a purported conflict of interest allegedly arising from the representation of multiple defendants as well as Ms. Glaser's position as both a former director of Rally's and a partner in Christensen, Miller. Defendants filed an opposition to the motion, and the motion to disqualify Christensen, Miller was denied. A settlement conference occurred on December 7, 1998, but was unsuccessful. Fact discovery is not yet complete, but it is anticipated that a deadline for completion of fact discovery will be set during 1999. No trial date has been set. Management is unable to predict the outcome of this matter at the present time or whether or not certain available insurance coverages will apply. The defendants deny all wrongdoing and intend to defend themselves vigorously in this matter. Because these matters are in a preliminary stage, Rally's is unable to determine whether a resolution adverse to Rally's will have a material effect on its results of operations or financial condition. Accordingly, no provisions for any liabilities that may result upon adjudication have been made in the accompanying financial statements. An estimate of defense costs reimbursable under Rally's directors' and officers' insurance is included in "Other Assets" in the accompanying consolidated financial statements.

     HARBOR FINANCE PARTNERS V. GIANT GROUP, LTD. ET AL. (Civ. Act. No. 14834). In February 1996, Harbor Finance Partners commenced a derivative action, purportedly on behalf of Rally's against GIANT and certain of Rally's officers and directors before the Delaware Chancery Court. Harbor named Rally's as a nominal defendant. Harbor claims that the directors and officers of both Rally's and GIANT, along with GIANT, breached their fiduciary duties to the public shareholders of Rally's by causing Rally's to repurchase from GIANT certain Rally's senior notes at an inflated price. Harbor seeks "millions of dollars in damages," along with rescission of the repurchase transaction. In the fall of 1996, all defendants moved to dismiss the action. The Chancery Court conducted a hearing on November 26, 1996 and denied the motions to dismiss on April 3, 1997. Discovery is underway. No trial date has been set. Rally's denies all wrongdoing and intends to vigorously defend the action. It is not possible to predict the outcome of this action at this time.

     FIRST ALBANY CORP., AS CUSTODIAN FOR THE BENEFIT OF NATHAN SUCKMAN V. CHECKERS DRIVE-IN RESTAURANTS, INC. ET AL. Case No. 16667. This putative class action was filed on September 29, 1998, in the Delaware Chancery Court in and for New Castle County, Delaware by an alleged stockholder of 500 shares of the common stock of Checkers. The complaint names Rally's and certain of its current officers and directors as defendants including William P. Foley, II, James J. Gillespie, Harvey Fattig, Joseph N. Stein, James T. Holder, Terry N. Christensen, Burt Sugarman and C. Thomas Thompson. The complaint also names Checkers and GIANT as defendants. The complaint arises out of the proposed merger announced on September 28, 1998 between Rally's, Checkers and GIANT and alleges generally, that certain of the defendants engaged in an unlawful scheme and plan to permit Rally's to acquire the public shares of the common stock of Checkers in a "going-private" transaction for grossly inadequate consideration and in breach of the defendants' fiduciary duties. The plaintiff allegedly initiated the complaint on behalf of all stockholders of Checkers as of September 28, 1998, and seeks certain declaratory and injunctive relief against the consummation of the proposed merger, or in the event the proposed merger is consummated, recision of the proposed merger and costs and disbursements incurred in connection with bringing the action, including attorney's fees, and such other relief as the court may deem just and proper. In view of a decision by Rally's, GIANT and Checkers not to implement the transaction that had been announced on September 28, 1998, plaintiffs have agreed to provide Rally's and all other defendants with an open extension of time to respond to the complaint. Plaintiffs have indicated that they will likely file an amended complaint in the event of the consummation of a merger between Rally's and Checkers. Rally's denies all wrongdoing and intends to defend the action vigorously. No estimate of possible loss or range of loss resulting from the lawsuit can be made at this time.

     DAVID J. STEINBERG AND CHAILE B. STEINBERG, INDIVIDUALLY AND ON BEHALF OF THOSE SIMILARLY SITUATED V. CHECKERS DRIVE-IN RESTAURANTS, INC., ET AL. Case No. 16680. This putative class action was filed on October 2, 1998, in the Delaware Chancery Court in and for New Castle County, Delaware by David J. Steinberg and Chaile B. Steinberg, alleged stockholders of an unspecified number of shares of the common stock of Checkers. The complaint names Rally's and certain of its current officers and directors as defendants including William P. Foley, II, James J. Gillespie, Harvey Fattig, Joseph N. Stein, James
T. Holder, Terry N. Christensen, Burt Sugarman and C. Thomas Thompson. The complaint also names Checkers and GIANT as defendants. As with the FIRST ALBANY complaint described above, this complaint arises out of the proposed merger announced on September 28, 1998 between Rally's, Checkers and GIANT and alleges generally, that certain of the defendants engaged in an unlawful scheme and plan to permit Rally's to acquire the public shares of the Checkers' common stock in a "going-private" transaction for grossly inadequate consideration and in breach of the defendant's fiduciary duties. The plaintiffs allegedly initiated the Complaint on behalf of all stockholders of Checkers as of September 28, 1998, and seeks certain declaratory and injunctive relief against the consummation of the proposed merger, or in the event the proposed merger is consummated, recision of the proposed merger and costs and disbursements incurred in connection with bringing the action, including attorneys' fees, and such other relief as the

Court may deem just and proper. For the reasons stated above in the description of the FIRST ALBANY action, plaintiffs have agreed to provide Rally's and all other defendants with an open extension of time to respond to the complaint. Plaintiffs have indicated that they will likely file an amended complaint in the event of the consummation of a merger between Rally's and Checkers. Rally's denies all wrongdoing and intends to defend the action vigorously. No estimate of possible loss or range of loss resulting from the lawsuit can be made at this time.

     Rally's is involved in other litigation matters incidental to its business. With respect to such other lawsuits, management does not believe the litigation in which it is involved will have a material effect upon its results of operation or financial condition.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth the names and ages of the Checkers directors, persons who are to become directors of Checkers as a result of the merger and executive officers of Checkers and Rally's and the positions they hold. Executive officers serve at the pleasure of the Checkers board.

NAME                      AGE    POSITION
----                      ---    --------
William P. Foley, II      54     Chairman of the Board of Directors of Checkers and Rally's
                                 (Checkers term expiring in 1999); Nominee for director of
                                 Checkers with term expiring in 2002

James J. Gillespie        48     President, Chief Executive Officer and Director of Checkers and
                                 Rally's (Checkers term expiring in 2001)

Harvey Fattig             58     Executive Vice President and Chief Operating Officer of Checkers
                                 and Rally's

Richard A. Peabody        38     Senior Vice President and Chief Financial Officer of Checkers
                                 and Rally's

James T. Holder           40     Senior Vice President, General Counsel and Secretary of
                                 Checkers and Rally's

Terry N. Christensen      58     Director of Checkers and Rally's (Checkers term expiring in
                                 2001);

Clarence V. McKee         56     Director of Checkers (term expiring in 1999); Nominee for director of Checkers with term expiring in 2002

Peter C. O'Hara           43     Director of Checkers (term expiring in 2001)

Burt Sugarman             60     Director of Checkers and Rally's (Checkers term expiring in 2000)

C.Thomas Thompson         49     Director of Checkers and Rally's (Checkers term expiring in
                                 1999); Nominee for director of Checkers with term expiring in
                                 2002

Willie D. Davis           64     Currently a director of Rally's

David Gotterer            70     Currently a director of Rally's

Ronald B. Maggard         49     Currently a director of Rally's

Andrew F. Puzder          48     Currently a director of Rally's

     William P. Foley, II has served as a director of Checkers since November 1996 and as Chairman of the Board since June 1997. Mr. Foley has been the Chairman of the Board of Santa Barbara Restaurant Group, Inc. since July 1997. He has been the Chairman of the Board and Chief Executive Officer of Fidelity National Financial, Inc., which through its subsidiaries is a title insurance underwriting company, since its formation in 1984. Mr. Foley was also President of Fidelity from 1984 until December 31, 1994. He has been Chairman of the Board and Chief Executive Officer of Fidelity National Title Insurance Company since April 1981. Mr. Foley is also currently serving as Chairman of the Board of Directors and Chief Executive Officer of CKE Restaurants, Inc., owner, operator and franchisor of quick-service restaurants, primarily under the Carl's Jr. and Hardee's brand names, and as Chairman of the Board of Rally's and is a director of Micro General Corporation, Miravant Medical Technologies and Fresh Foods, Inc.

     James J. Gillespie has served as Chief Executive Officer of Checkers, and as President and Chief Executive Officer of Rally's, since November 1997 and as a director of Checkers and Rally's since December 1997. Mr. Gillespie has served as President of Checkers since February 1998. He served as President of the Applebee's Division of Apple South, Inc., franchisee of 254 Applebee restaurants from January to October 1997. Prior thereto, Mr. Gillespie served since 1976 in various capacities with Long John Silver's, Inc., operator and franchisor of Long John Silver's restaurants, including as Senior Vice President-Franchise Operations and, prior to that position, as Divisional Vice President, Southwest Division. Checkers and Rally's share the costs related to the employment of Mr. Gillespie and other shared executive officers. See "--Executive Compensation" and "Compensation Committee Interlocks and Insider Participation" at pages 145 and 158.

     Harvey Fattig has served as Chief Operating Officer of Checkers and Rally's since March 1998. Mr. Fattig served as Regional Vice President of Long John Silver's, Inc. from March 1990 through February 1998.

     Richard A. Peabody has served as Senior Vice President and Chief Financial Officer of Checkers and Rally's since April 1999 and prior thereto as Vice President and Chief Financial Officer of Checkers since January 1998. From December 1996 to December 1997, Mr. Peabody was Chief Administrative Officer of Taco Bueno Restaurants, Inc., a subsidiary of CKE. For more than five years prior to his employment with Taco Bueno Restaurants, Inc., Mr. Peabody was Division Controller at Black-eyed Pea Management Corp.

     James T. Holder has served as a Senior Vice President and General Counsel of Checkers since January 1997 and as Senior Vice President, General Counsel and Secretary of Rally's since December 1997. He served as Chief Financial Officer of Checkers from May to December 1996 and has served as Secretary of Checkers since October 1995. Mr. Holder served as Vice President and General Counsel of Checkers from September 1995 to June 1996, as senior legal counsel for Checkers from December 1994 through April 1995 and corporate counsel from November 1993 through November 1994. Mr. Holder was engaged in the private practice of law from January 1991 to November 1993, in Tampa, Florida.

     Terry N. Christensen has served as a director of Checkers since November 1996. Mr. Christensen has been a partner in the law firm of Christensen, Miller, Fink, Jacobs, Glaser, Weil & Shapiro, LLP since May 1988. Mr. Christensen is a director of GIANT GROUP, LTD., Rally's and MGM Grand, Inc. Christensen, Miller, Fink, Jacobs, Glaser, Weil & Shapiro, LLP has performed legal services for Checkers and Rally's during 1998 and will perform legal services for Checkers in 1999. Such services have related to litigation, compliance with securities laws and other business matters.

     Clarence V. McKee has served as a director of Checkers since June 1996. Mr. McKee has been the President and Chief Executive Officer of McKee Communications, Inc., a

Tampa, Florida based company engaged in the acquisition and management of communications companies, since October 1992. From 1987 to October 1992, Mr. McKee was the co-owner, Chairman and Chief Executive Officer of WTVT-Inc., the licensee of television channel 13 in Tampa, Florida. Mr. McKee is a member of the boards of directors of the Florida Progress Corporation and its subsidiary, Florida Power Corporation. He is a former chairman of the Florida Association of Broadcasters.

     Burt Sugarman has served as a director of Checkers since June 1997. Mr. Sugarman has been the Chairman of the Board, President and Chief Executive Officer of GIANT for more than the past five years and served as the Chief Executive Officer of Rally's from 1990 and as the Chairman of the Board of Directors of Rally's from 1991, resigning from these offices in February 1994. Mr. Sugarman resumed the position of Chairman of the Board of Directors of Rally's in November 1994 and resigned such office in October 1997. Mr. Sugarman is a Director of GIANT, Rally's, and Santa Barbara Restaurant Group, Inc.

     C. Thomas Thompson has served as a director of Checkers since November 1996 and as Vice Chairman of the Board of Directors since December 1996. He also served as Chief Executive Officer of Checkers from December 1996 to November 1997. Mr. Thompson has been President and Chief Operating Officer of Carl Karcher Enterprises, Inc., a wholly owned subsidiary of CKE, since October 1994 and as President of CKE since December 1984. Since 1984, Mr. Thompson has been a partner in a partnership which owns and operates 15 restaurants under the Carl's Jr. franchise system. Mr. Thompson is a director of Santa Barbara Restaurant Group and Rally's.

     Peter C. O'Hara has served as a director of Checkers since June 1998. He has served as president of Capital Management of L. I., N.Y., Inc., a Checkers franchise area developer for Long Island, New York, since March 1994. Prior thereto, from June 1990 to April 1994, Mr. O'Hara served as Chief Operating Officer and a director of Pudgie's Famous Chicken, Ltd., owner, operator and franchisor, primarily in New York state, of quick service restaurants featuring skinless fried chicken.

     Willie D. Davis has served as a director of Rally's since 1994. Mr. Davis has been the President and a director of All-Pro Broadcasting, Inc., a holding company operating several radio stations, for more than the past five years. Mr. Davis currently also serves on the board of directors of Sara Lee Corporation, K-Mart Corporation, Dow Chemical Company, MGM Grand, Inc., Alliance Bank, WICOR Incorporated, Johnson Controls Incorporated, Basset Furniture Company and Strong Fund.

     David Gotterer has served as a director of Rally's since 1989. Mr. Gotterer has been a partner in the accounting firm of Mason & Company, LLP, New York, New York, for more than the past five years. Mr. Gotterer is a director and Vice Chairman of GIANT.

     Ronald B. Maggard has served as a director of Rally's since August 1997. For more than the past five years, Mr. Maggard has been President of Maggard Enterprises, Newport Beach, which owns 20 franchised Long John Silver restaurants and President of Midstate Distributing, Lexington, Kentucky, which is a Miller Distributing Company.

     Andrew F. Puzder has served as a director of Rally's since August 1997. Mr. Puzder has been Chief Executive Officer and a director of Santa Barbara Restaurant Group, Inc. since July 1997. He has served as Executive Vice President and General Counsel of CKE since February 1997 and was an Executive Vice President and General Counsel of Fidelity from January 1995 to April 1997. From March 1994 through December 1994, Mr. Puzder was a partner at the law firm of Stradling, Yocca, Carlson & Rauth. From September 1991 through March 1994, he was a partner at Lewis, D'Amato, Brisbois and Bisgaard, a law firm. Mr. Puzder is also a director of Fresh Foods, Inc. and Javelin Systems, Inc.

     No family relationships exist between any of the directors of Checkers, the persons who are currently Rally's directors but not Checkers directors and the executive officers of Checkers. There are no arrangements or understandings between any director and any other person concerning service or nomination as a director.

     The Checkers board held five meetings during 1998 and acted one time by unanimous written consent without a meeting. In 1998, each incumbent director attended at least 75% of the meetings of the Checkers board and of each committee of which he was a member.

     The Rally's board held seven meetings during 1998 and acted one time by unanimous written consent without a meeting. In 1998, each incumbent director attended at least 75% of the meetings of the Rally's board and of each committee of which he was a member.

     BOARD COMMITTEES

     CHECKERS. The Checkers board has audit, compensation and stock option committees; it does not have a nominating committee. The entire Checkers board functions as a nominating committee, and the Checkers board will consider written recommendations from stockholders for nominations to it in accordance with the procedures set forth in the by-laws of Checkers. See "Stockholder Proposals" on page 173.

     During 1998, the Checkers audit committee consisted of William P. Foley, II, Chairman, Terry N. Christensen and Clarence V. McKee and held one meeting. The audit committee recommends the appointment of the independent public accountants of Checkers, discusses and reviews the scope and fees of the prospective annual audit and reviews the results thereof with the independent public accountants, reviews and approves non-audit services of the independent public accountants, reviews compliance with existing major accounting and financial policies of Checkers, reviews the adequacy of the financial organization of Checkers, reviews management's procedures and policies relative to the adequacy of Checkers' internal accounting controls and compliance with federal and state laws relating to accounting practices, and reviews and approves (with the concurrence of the majority of the disinterested directors of Checkers) transactions, if any, with affiliated parties.

     During 1998, the compensation committee consisted of William P. Foley, II, Chairman, and Clarence V. McKee and held one meeting. Its principal function is to make recommendations to the Checkers board with respect to the compensation and benefits to be paid to officers, and it performs other duties prescribed by the Checkers board with respect to employee stock plans and benefit programs.

     During 1998, the stock option committee consisted of William P. Foley, II, Chairman and Clarence V. McKee held two meetings. Its principal function is to make recommendations to the Checkers board with respect to Checkers' stock option plans and other duties prescribed by the Checkers board.

     The Rally's board has executive, audit, compensation and option committees; it does not have a nominating committee. The entire board functions as a nominating comittee, and the board will consider written recommendations from stockholders for nominations to the board of directors in accordance with the procedures set forth in the Rally's bylaws.

     The executive committee consists of Messrs. Foley, Gillespie, Sugarman, Chair, and Thompson. During intervals between the meetings of the board, the executive committee exercises all the powers of the board, except those powers specifically reserved by Delaware law to the full board, in the management and direction of Rally's business and conduct of its affairs in all cases in which specific directions have not been given by the board.

     The audit committee consists of Willie D. Davis and C. Thomas Thompson, Chair, and held one meeting in 1998. The audit committee is responsible for exercising supervisory control over the internal auditing and accounting procedures, practices of personnel of Rally's and for making recommendations to the board concerning the appointment of independent auditors.

     The compensation committee consists of William P. Foley, II, Chair, David Gotterer and Ronald B. Maggard and held one meeting in 1998. Its principal function is to make recommendations to the board with respect to the compensation and benefits to be paid to officers, and it also recommends to the board the award of bonuses to executive officers. The compensation committee also performs other duties prescribed by the board with respect to employee benefit programs.

     The option committee consists of Terry Christensen, Chair, and Andrew F. Puzder and met two times in 1998. Its principal function is to make recommendations to the board with respect to options to be granted pursuant to Rally's stock option plans.

     COMPENSATION OF DIRECTORS

     CHECKERS. Directors who are not employees of Checkers are compensated on the basis of $1,000 plus out-of-pocket expenses for each board and committee meeting attended. Non-employee directors also participate in the Checkers 1994 Stock Option Plan For Non-Employee Directors, which provides for the automatic grant to each non-employee director of Checkers, upon election to the board, of a non-qualified, ten-year option to acquire 100,000 shares of Checkers common stock, with the subsequent automatic grant on the first day of each fiscal year thereafter during the time such person is serving as a non-employee director of a non-qualified, ten-year option to acquire an additional 20,000 shares of Checkers common stock. All such options have an exercise price equal to the closing sale price of the Checkers common stock on the date of grant. One-fifth of each initial option granted before August 6, 1997 become exercisable on a cumulative basis on each of the first five anniversaries of the date of the grant of such option. One-third of each annual option granted before August 6, 1997 becomes exercisable on a cumulative basis on each of the first three anniversaries of the date of the grant of such option. All options granted on or after August 6, 1997 are exercisable immediately upon grant. Options are exercisable whether or not the non-employee director is, at the time of exercise, an eligible member of the Checkers board, unless the director is removed for cause. Directors who are employees of Checkers receive no extra compensation for their services as directors.

     RALLY'S. Directors who are not employees of Rally's are compensated on the basis of $10,000 per annum, paid quarterly, plus $500 for each board meeting attended. Non-employee directors also receive $500 for each committee meeting attended on a date other than a date on which a board meeting is held and participate in the 1994 stock option plan for non-employee directors. Such plan provides for the automatic grant to each non-employee director upon election to the board of a non-qualified, ten-year option to acquire 15,000 shares of Rally's common stock, with the subsequent automatic grant on May 11 of each year, on the anniversary of such person's election as a director if elected after May 11, 1996, during the time such person is serving as a non-employee director of a non-qualified, ten-year option to acquire an additional 15,000 shares of Rally's common stock. In addition, each non-employee director who is elected a member of the executive committee is granted an additional option for 7,500 shares of Rally's common stock, and the Chairman of the executive committee is granted a third option for 20,000 shares of Rally's common stock upon election as chairman. During the period each non-employee director serves on the executive committee, such non-employee director receives subsequent automatic grants of an option to purchase 7,500 shares of common stock, plus an additional 20,000 shares in the case of the chairman of the executive committee, on May 11 of each year or the anniversary of such person's election to the executive committee if elected after May 11, 1996. All such options have an exercise price equal to the closing sale price of the Rally's common stock on the date of grant. Such options are immediately exercisable. Directors who are employees of Rally's receive no extra compensation for their services as directors.

     SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Securities Exchange Act of 1934, as amended, requires Checkers' and Rally's directors, officers and holders of more than 10% of Checkers and Rally's common stock to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of Checkers common stock and any other equity securities of Checkers and Rally's. To Checkers' or Rally's knowledge, based solely upon a review of the forms, reports and certificates filed with Checkers or Rally's by such persons, all such Section 16(a) filing requirements were complied with by such persons in 1998, except as follows: Richard A. Peabody filed one Form 3 late and Burt Sugarman, James T. Holder, Clarence V. McKee and Wendy A. Beck each filed one Form 5 late with respect to Checkers.

EXECUTIVE COMPENSATION

     The following table is a summary of the compensation paid or accrued by Checkers and Rally's for the last three fiscal years for services in all capacities to each of the persons who qualified as a "named executive officer" under Item 402(b) of Regulation S-K. The amounts shown below are the total compensation received for services to both Checkers and Rally's. Based upon the management services agreement, Checkers and Rally's paid 50.1% and 49.9% of the 1998 compensation, excluding bonuses and relocation expenses which were incurred only by Checkers.


                          SUMMARY COMPENSATION TABLE

                                                                                        LONG TERM
                                                                                       COMPENSATION
                                                ANNUAL COMPENSATION                       AWARDS
                              ---------------------------------------------------      -----------
                                                                                        CHECKERS      RALLY'S
                                                                        OTHER          SECURITIES   SECURITIES
                                                                        ANNUAL         UNDERLYING   UNDERLYING
                                       SALARY         BONUS          COMPENSATION        OPTIONS      OPTIONS     ALL OTHER
NAME AND PRINCIPAL POSITION   YEAR       ($)           ($)              ($) (1)          (#) (2)      (#) (2)    COMPENSATION
---------------------------   ----    --------      ----------       ------------      ----------   ----------   ------------
James J. Gillespie (3)        1998    $282,500      $       --         $  45,304(4)      600,000      500,000        $
 Chief Executive Officer      1997      45,067          50,000                                --      300,000         --

Harvey Fattig (5)             1998    $147,404      $       --         $      --         588,000           --        $--
 Executive Vice President
 and Chief Operating Officer

Joseph N. Stein (6)           1998    $200,000      $  150,000(7)      $      --         538,000      112,000        $--
 Executive Vice President     1997     189,230              --           108,441(8)      250,000           --         --
 and Chief Administrative
 Officer

James T. Holder               1998    $180,000      $  144,000(7)      $      --         380,000       70,000        $--
 Senior Vice President,       1997     179,231              --                --         100,000           --         --
 General Counsel and          1996     140,350          23,077                --          90,500           --         --
 Secretary

Richard A. Peabody (9)        1998    $124,259      $       --         $  36,839(10)     308,000       42,000        $--
 Senior Vice President and
 Chief Financial Officer

Richard E. Fortman(11)        1998    $ 35,384      $  200,000(7)      $      --              --           --        $--
                              1997     189,230              --                --         250,000           --         --

--------------
 (1) Certain perquisites were provided to certain of the executives named above, but in no event did the value of the perquisites provided in any year exceed 10% of the amount of the executive's salary for that year.

 (2) With the exception of the Checkers options granted to Mr. Stein and Mr. Fortman in 1997, the Checkers options listed were granted pursuant to Checkers' 1991 stock option plan, and the Rally's options listed were granted pursuant to the Rally's 1990 stock option plan. In December 1998, outstanding options under the Checkers and Rally's plans, including options granted earlier in 1998, as well as the option granted to Mr. Stein in 1997, were cancelled and reissued. See "Management--Executive Compensation--Option Grants in Last Fiscal Year" on page 148. Neither Checkers nor Rally's had any restricted stock awards outstanding at any time during the periods covered by the table.

 (3) Mr. Gillespie was appointed Chief Executive Officer of Checkers and Rally's in November 1997.

 (4) Includes relocation expenses ($9,809) and travel ($34,194).

 (5) Mr. Fattig was appointed Executive Vice President and Chief Operating Officer in March 1998.

 (6) Mr. Stein was appointed Executive Vice President and Chief Administrative Officer of Checkers in January 1997 and subsequently assumed the Chief Financial Officer position. He relinquished his position as Checkers Chief Financial Officer in January 1998. He was appointed Executive Vice President and Chief Financial Officer of Rally's in December 1997. He resigned as an officer of Checkers and Rally's effective April 8, 1999.

 (7) Bonuses paid to Messrs. Stein, Holder and Fortman in 1998 were based on 1997 results but paid in 1998.

 (8) Consists of relocation expenses ($108,221).

 (9) Mr. Peabody was appointed Vice President and Chief Financial Officer of Checkers in January 1998 and Senior Vice President and Chief Financial Officer of Checkers and Rally's in April 1999.

(10) Includes relocation expenses ($36,718).

(11) Mr. Fortman was appointed President and Chief Operating Officer of Checkers in January 1997. He resigned from Checkers in February 1998.

     EMPLOYMENT AGREEMENTS

     Effective November 10, 1997, Checkers, Rally's and James J. Gillespie entered into an employment agreement, the costs of which are shared by the companies. The principal terms of the agreement are as follows:

     TITLE: President, Chief Executive Officer and director of Checkers and Rally's.

     TERM: 2 years, with optional renewal by either Checkers or Rally's.

     BASE SALARY: $282,500 per year.

     STOCK OPTIONS: Option to purchase 300,000 shares of Rally's common stock granted upon effectiveness of the agreement. The option vests in three equal annual installments beginning on November 10, 1998. In the event the term of the agreement is not extended to November 10, 2000, the option becomes fully vested on November 10, 1999. In addition, Mr. Gillespie is entitled to choose to participate in either Checkers or Rally's employee benefit plans.

     BONUS: Mr. Gillespie received a signing bonus of $50,000 and is eligible to receive an annual incentive bonus.

     MOVING EXPENSES: Yes, moving expenses were paid, plus a $5,000 relocation fee.

     Mr. Gillespie's agreement may be terminated at any time by Checkers or Rally's for cause. If Mr. Gillespie is terminated without cause, he is entitled to receive his base annual salary, and any earned unpaid bonus, through the unexpired term of the agreement. The payment may be in a lump sum or as directed by Mr. Gillespie. The term "cause" is defined as either:

     1. a material default or breach under the agreement; or

     2. the willful and habitual failure to perform duties under the agreement or corporate policies; or


     3. misconduct, dishonesty, insubordination or other act that has a direct substantial and adverse effect on the reputation of Checkers or Rally's or their relationships with their customers or employees.

     Mr. Gillespie has agreed to keep confidential all nonpublic information about the companies during the term of his employment and for a two-year period after his employment. In addition, Mr. Gillespie has agreed that during his employment, he will not engage in any business which is competitive with the companies.

     In February 1998, Checkers, Rally's and Harvey Fattig entered into an employment agreement, the costs of which are shared by the companies. The terms of the agreement are as follows:

     TITLE: Executive Vice President and Chief Operating Officer, of Checkers and Rally's.

     BASE SALARY: $175,000 per year.

     STOCK OPTIONS: Option to purchase 42,000 shares of Rally's common stock and options to purchase 108,000 shares of Checkers common stock are granted. The options vest in equal installments over a three-year period.

     BONUS: Mr. Fattig is eligible to receive an incentive bonus.

     MOVING EXPENSES: Moving expenses were paid.

     OTHER: Mr. Fattig is entitled to six month's severance pay if terminated without cause prior to the third anniversary of his employment.

     OPTION GRANTS IN LAST FISCAL YEAR

     The following tables set forth information regarding options by Checkers and Rally's granted to the executives named in the summary compensation table during fiscal 1998.


CHECKERS

                                                                                          POTENTIAL
                                                                                     REALIZABLE VALUE AT
                                                                                       ASSUMED ANNUAL
                                                                                       RATES OF STOCK
                                                                                     PRICE APPRECIATION
                                           INDIVIDUAL GRANTS (1)                     FOR OPTION TERM (2)
                         --------------------------------------------------------- -----------------------
                             NUMBER OF          % OF
                            SECURITIES          TOTAL
                            UNDERLYING         OPTIONS       EXERCISE
                              OPTIONS        GRANTED TO      OR BASE
                              GRANTED         EMPLOYEES       PRICE     EXPIRATION
NAME                            (#)        IN FISCAL YEAR   ($/SHARE)      DATE       5% ($)     10% ($)
----                     ---------------- ---------------- ----------- ----------- ----------- -----------
James J. Gillespie .....      300,000(3)         4.1%       $0.84375     4/27/08    $159,189    $403,416
                              300,000(4)         4.1%        0.375       4/27/08      65,226     162,359
                              -------            ---
                              600,000            8.2%
                              =======            ===

Harvey Fattig ..........      294,000(3)         4.0%       $1.000       4/27/08    $184,895    $468,560
                              294,000(4)         4.0%        0.375       4/27/08      63,922     159,112
                              -------            ---
                              588,000            8.1%
                              =======            ===

Richard A. Peabody .....      154,000(3)         2.1%       $1.000       4/27/08    $ 96,850    $245,436
                              154,000(4)         2.1%        0.375       4/27/08      33,483      83,344
                              -------            ---
                              308,000            4.2%
                              =======            ===

Joseph N. Stein ........      144,000(3)         2.0%       $1.000       4/27/08    $ 90,561    $229,499
                              144,000(4)         2.0%        0.375       4/27/08      31,309      77,932
                              250,000(4)         3.4%        0.375        1/6/07      45,207     108,475
                              -------            ---
                              538,000            7.4%
                              =======            ===

James T. Holder ........       90,000(3)         1.2%       $1.000       4/27/08    $ 56,601    $143,437
                                1,000(4)         0.0%        0.375      12/31/03         105         232
                                1,000(4)         0.0%        0.375        8/1/04         119         266
                                7,500(4)         0.1%        0.375      12/21/04         961       2,180
                               90,500(4)         1.2%        0.375       7/12/06      15,182      35,943
                              100,000(4)         1.4%        0.375        1/6/07      18,083      43,390
                               90,000(4)         1.2%        0.375       4/27/08      19,568      48,708
                              -------            ---
                              380,000            5.2%
                              =======            ===

----------------
(1) All options were granted pursuant to the 1991 stock option plan.

(2) The 5% and 10% assumed annual rates of stock price appreciation are provided in compliance with Regulation S-K under the Exchange Act. Checkers does not necessarily believe that these appreciation calculations are indicative of actual future stock option values or that the price of Checkers common stock will appreciate at such rates.

(3) Options for Mr. Gillespie were issued on August 18, 1998 while options for other executives were issued on April 27, 1998. These options were cancelled on December 15 pursuant to the issuance of repriced options.

(4) Represents reissuance of repriced options on December 15, 1998.

RALLY'S


                                                                                         POTENTIAL
                                                                                    REALIZABLE VALUE AT
                                                                                       ASSUMED ANNUAL
                                                                                       RATES OF STOCK
                                                                                     PRICE APPRECIATION
                                           INDIVIDUAL GRANTS (1)                    FOR OPTION TERM (2)
                         --------------------------------------------------------- ----------------------
                             NUMBER OF          % OF
                            SECURITIES          TOTAL
                            UNDERLYING         OPTIONS       EXERCISE
                              OPTIONS        GRANTED TO      OR BASE
                              GRANTED         EMPLOYEES       PRICE     EXPIRATION
NAME                            (#)        IN FISCAL YEAR   ($/SHARE)      DATE      5% ($)     10% ($)
----                     ---------------- ---------------- ----------- ----------- ---------- -----------
James J. Gillespie .....      100,000(3)         3.8%      $1.313        8/18/08    $82,574    $209,258
                              100,000(4)         3.8%       0.531        8/18/08     32,063      80,518
                              300,000(4)        11.3%       0.531       11/10/07     86,739     213,098
                              -------           ----
                              500,000            6.8%
                              =======           ====

Harvey Fattig ..........       56,000(3)         2.1%      $2.531        4/27/08    $89,137    $225,891
                               56,000(4)         2.1%       0.531        4/27/08     17,241      42,915
                              -------           ----
                              112,000            1.5%
                              =======           ====

Joseph N. Stein ........       56,000(3)         2.1%      $2.531        4/27/08    $89,137    $225,891
                               56,000(4)         2.1%       0.531        4/27/08     17,241      42,915
                              -------           ----
                              112,000            1.5%
                              =======           ====

James T. Holder ........       35,000(3)         1.3%      $2.531        4/27/08    $55,711    $141,182
                               35,000(4)         1.3%       0.531        4/27/08     10,775      26,822
                              -------           ----
                               70,000            1.0%
                              =======           ====

Richard A. Peabody .....       21,000(3)         0.8%      $2.531        4/27/08    $33,426    $ 84,709
                               21,000(4)         0.8%       0.531        4/27/08      6,465      16,093
                              -------           ----
                               42,000            0.6%
                              =======           ====

----------------
(1) All options were granted pursuant to the Rally's 1990 stock option plan.

(2) The 5% and 10% assumed annual rates of stock price appreciation are provided in compliance with Regulation S-K under the Exchange Act. Rally's does not necessarily believe that these appreciation calculations are indicative of actual future stock option values or that the price of Rally's common stock will appreciate at such rates.

(3) Options for Mr. Gillespie were issued on August 18, 1998 while options for other executives were issued on April 27, 1998. These options were cancelled on December 15 pursuant to the issuance of repriced options.

(4) Represents reissuance of repriced options on December 15, 1998.

   AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR END OPTION VALUES

     Set forth below is information with respect to Checkers and Rally's options exercised by the executives named in the summary compensation table on page 145 during fiscal 1998 and the number and value of unexercised stock options held by such executives at the end of the fiscal year.

CHECKERS

                                                                   NUMBER OF             VALUE OF UNEXERCISED
                                                              UNEXERCISED OPTIONS        IN-THE-MONEY OPTIONS
                                                                 AT FY-END (#)             AT FY-END ($) (1)
                                                          --------------------------- --------------------------
                          SHARES ACQUIRED       VALUE
NAME                      ON EXERCISE (#)   REALIZED ($)   EXERCISABLE/UNEXERCISABLE   EXERCISABLE/UNEXERCISABLE
----                     ----------------- -------------- --------------------------- --------------------------
James J. Gillespie .....       -0-               -0-                -0-/300,000                 -0-/-0-
Harvey Fattig ..........       -0-               -0-                -0-/294,000                 -0-/-0-
Joseph N. Stein ........       -0-               -0-            250,000/144,000                 -0-/-0-
James T. Holder ........       -0-               -0-            174,875/115,125                 -0-/-0-
Richard A. Peabody .....       -0-               -0-                -0-/154,000                 -0-/-0-
Richard E. Fortman .....

----------------
(1) Based upon the difference between the exercise price and the closing price of Checkers common stock ($.3125) as reported on the NASDAQ National Market on December 28, 1998.

RALLY'S

                                                                   NUMBER OF             VALUE OF UNEXERCISED
                                                              UNEXERCISED OPTIONS        IN-THE-MONEY OPTIONS
                                                                 AT FY-END (#)             AT FY-END ($) (1)
                                                          --------------------------- --------------------------
                          SHARES ACQUIRED       VALUE
NAME                      ON EXERCISE (#)   REALIZED ($)   EXERCISABLE/UNEXERCISABLE   EXERCISABLE/UNEXERCISABLE
----                     ----------------- -------------- --------------------------- --------------------------
James J. Gillespie .....       -0-               -0-            100,000/200,000                 -0-/-0-
Harvey Fattig ..........       -0-               -0-                 -0-/56,000                 -0-/-0-
Joseph N. Stein ........       -0-               -0-                 -0-/56,000                 -0-/-0-
James T. Holder ........       -0-               -0-                 -0-/35,000                 -0-/-0-
Richard A. Peabody .....       -0-               -0-                 -0-/21,000                 -0-/-0-

----------------
(1) Based upon the difference between the exercise price and the closing price of Rally's common stock ($.53125) as reported on the NASDAQ National Market on December 28, 1998.

     REPORT OF THE COMPENSATION COMMITTEES

     The information contained in this section, the following section and the section entitled "Performance Graph" are not deemed to be "soliciting material" or to be "filed" with the Securities and Exchange Commission or subject to Regulation A under the Securities Act or to the liabilities of Section 18 of the Exchange Act.

     CHECKERS. The following report was prepared by the members of Checkers' compensation committee at the end of fiscal year ended December 28, 1998.

     Annual compensation for all the executive officers of Checkers is determined by the compensation committee, subject to the terms of any applicable employment agreement negotiated between an officer and Checkers. During fiscal year 1998, annual compensation was set with the intent of reasonably compensating the executive officers of Checkers, in line with industry norms, based upon the committee members' subjective evaluation of each officer. The evaluations are based upon assigned responsibilities, past and anticipated potential contribution to the profitability of Checkers, individual performance and productivity, and growth and earnings of Checkers. Annual bonuses, where appropriate, may be awarded by the board based upon recommendations of the compensation committee. During 1998 Messrs. Stein, Holder and Fortman received $150,000, $144,000 and $200,000 in bonuses for 1997. No bonuses were earned or paid for 1998.

     During fiscal 1998, awards of stock options under Checkers' 1991 stock option plan to all executive officers and other employees of Checkers were made at the discretion of the members of the stock option committee. The stock option committee consisted of all of the members of the compensation committee in fiscal year 1998. The stock option committee did not give particular weight to a specific factor or use a formula in determining awards under the plan. While not required under the terms of the plan, all existing stock options were granted with an exercise price at least equal to the market value of the stock at the time of the grant and generally included vesting periods which the stock option committee believed would encourage the employee to remain with Checkers. The benefits derived from each stock option granted under the plan is directly attributable to a future increase in the value of Checkers common stock. In December 1998, all outstanding options had exercise prices substantially in excess of the current market price of Checkers common stock. As a result, the members of Checkers' compensation committee and stock option committee concluded that the options were not providing the desired incentive to the option holders. The compensation committee and the stock option committee decided to cancel all outstanding options, other than options granted under the stock option plan for non-employee directors, and issue new options at the current market price. The other terms of the reissued options remained the same. See "--Option Grants in Last Fiscal Year" at page 148.

     James J. Gillespie has served as the chief executive officer of Checkers and Rally's since November 1997. In reviewing the terms of Mr. Gillespie's employment agreement and determining the compensation to be paid to him in 1998, the compensation committee applied the policies described above. During August 1998, Mr. Gillespie was granted an option to purchase 300,000 shares of Checkers common stock and an option to purchase 100,000 shares of Rally's common stock. These options vest in three annual installments. All of the options held by Mr. Gillespie were cancelled and reissued in December 1998 based upon the reasons described above.


                                                 William P. Foley, II (Chairman)
                                                 Clarence V. McKee

     RALLY'S. The compensation committee of the Rally's board has been comprised of Terry N. Christensen, Chair, William P. Foley, II and David Gotterer since May 1996, each of whom is a non-employee director. During 1997, the compensation committee was responsible for advising the board on matters relating to the compensation of Rally's executive officers and administering Rally's 1990 stock option plan. Set forth below is a report submitted by the compensation committee describing its compensation policies and its decisions relating to compensation of executive officers in 1998.

     The compensation committee's policies concerning the compensation of Rally's executive officers are summarized as follows:

     /bullet/ Compensation awarded by Rally's should be effective in attracting, motivating and retaining key executives;

     /bullet/ Executive officers should receive incentive compensation which relates to Rally's performance and the executives' contribution to such performance; and

     /bullet/ Rally's compensation programs should give the executives a financial interest in Rally's similar to the interests of its stockholders.

     The compensation committee believes that the performance of Rally's including profitablility, return on equity and cash flow, as well as Rally's performance in relation to the performance of other companies engaged in the quick-service restaurant industry is important in determining the compensation to be awarded to its executive officers.

     Rally's executive officers are compensated through a combination of salary, annual bonuses, where appropriate, and grants of stock options under its stock option plan. The annual salaries of Rally's executive officers are reviewed from time to time by the compensation committee. The compensation committee recommends to the board that adjustments be made where necessary in order for the annual salaries of Rally's executives to be competitive with the salaries paid by other companies in the industry.

     Annual bonuses, where appropriate, may be awarded by the board based upon recommendations of the compensation committee. No bonuses were earned or paid for 1998.

     The compensation committee periodically grants stock options under the 1990 stock option plan in order to provide executive officers and other employees with an interest in Rally's. The compensation committee believes that stock options are a valuable tool in encouraging executive officers to align their interests with the interests of the stockholders and to manage Rally's for the long term.

     In December 1998, all outstanding options had exercise prices substantially in excess of the current market price of Rally's common stock. As a result, the members of the compensation committee concluded that the options were not providing the desired incentive to the option holders. The compensation committee decided to cancel all outstanding options, other than options granted under the non-employee director plan, and issue new options at the current market price. See "--Option Grants in Last Fiscal Year" at page 149.

     James J. Gillespie has served as the Chief Executive Officer of Rally's and Checkers since November 1997. In reviewing the terms of Mr. Gillespie's employment agreement and determining the compensation to be paid to him in 1997, the compensation committee applied the policies described above. Pursuant to his employment agreement, Mr. Gillespie is paid by Checkers at the annual rate of $282,500 and received a signing bonus of $50,000. Rally's reimbursed Checkers for its share of Mr. Gillespie's compensation (49.9%). Pursuant to his employment agreement, Mr. Gillespie was granted an option to purchase 300,000 shares of Rally's common stock in 1997. The option vests in three annual installments subject to acceleration in certain circumstances. See "Employment Agreements" at page 76. During August 1998, Mr. Gillespie was granted options for 300,000 shares of Checkers common stock and 100,000 shares of Rally's common stock. These options vest in three annual installments. All of the options held by Mr. Gillespie were cancelled and reissued in December 1998 for the reasons described above.


                                                 William P. Foley, II (Chairman)
                                                 David Gotterer
                                                 Ronald B. Maggard

                                [GRAPH OMITTED]



--------------------------------------------------------------------------------
             12/30/93   12/31/94   12/29/95   12/30/96   12/29/97   12/28/98
--------------------------------------------------------------------------------
 Checkers       100        19          9         13          7          3
--------------------------------------------------------------------------------
 S&P 500        100        98        131        161        203        261
--------------------------------------------------------------------------------
 S&P Rest       100        99        147        144        154        234
--------------------------------------------------------------------------------
 * Total return assumes reinvestment of any dividends for all companies considered within the comparison.

** The Standard and Poor's Restaurant Index includes McDonald's Corporation and
   Wendy's International, Inc. among others.

     The foregoing graph assumes $100 invested on December 30, 1993, in Checkers, the S&P 500 Index and the S&P Restaurant Index.

             COMPARISON OF FIVE-YEAR CUMULATIVE STOCKHOLDER RETURN

     The following graph compares the cumulative return experienced by holders of Rally's common stock to the returns of the NASDAQ Stock Market (U.S. Companies) and to the peer group indices during the period from December 30, 1993 through the end of Rally's 1998 fiscal year. The peer group consists of the following publicly held restaurant companies: CKE Restaurants, Inc. (Carl Karcher Enterprises); Checkers Drive-In Restaurants, Inc.; Flagstar Companies, Inc.; Foodmaker, Inc.; Krystal Company; and Sonic Corp. The graphs assume the investment of $100 on December 30, 1993 in Rally's common stock and each of the indices. Total return calculations assume the reinvestment of all dividends. Rally's has never paid a cash dividend.


                                [GRAPH OMITTED]

--------------------------------------------------------------------------------
                     12/30/93  12/31/94  12/29/95  12/30/96   12/29/97  12/28/98
--------------------------------------------------------------------------------
 Rally's                100       34        11        51         33         6
--------------------------------------------------------------------------------
 NASDAQ                 100       97       135       166        202       281
--------------------------------------------------------------------------------
 Peer Group Average     100       60        67       107        157       161
--------------------------------------------------------------------------------

Note: The stock price performance shown on the graphs above is not necessarily indicative of future price performance. Additionally, the stock performance graph shall not be deemed incorporated by reference by any general statement incorporating by reference this joint proxy statement/prospectus into any filing under the Securities Act or under the Exchange Act except to the extent specifically incorporated by reference, and shall not otherwise be deemed filed under such acts.

     TEN-YEAR OPTION REPRICINGS

RALLY'S

                                                                                                             LENGTH OF
                                                        NUMBER        MARKET                                  ORIGINAL
                                                          OF           PRICE        EXERCISE                   OPTION
                                                      SECURITIES     OF STOCK         PRICE                     TERM
                                                      UNDERLYING    AT TIME OF     AT TIME OF       NEW      REMAINING
                                                       OPTIONS     REPRICING OR   REPRICING OR   EXERCISE    AT DATE OF
                                                     REPRICED OR     AMENDMENT      AMENDMENT      PRICE    REPRICING OR
NAME                                        DATE       AMENDED          ($)            ($)          ($)      AMENDMENT
----                                     ---------- ------------- -------------- -------------- ---------- -------------
Wayne M. Albritton .....................   8/26/94     140,000           4.125       16.500        4.125    9 yrs 4 mos
 Former President and Chief ............   8/26/94      15,000           4.125       10.125        4.125   10 yrs 2 mos
 Executive Officer .....................    2/4/91      22,500           6.000       11.040        6.000    3 yrs 8 mos
                                            2/4/91      75,000           6.000        9.500        6.000    4 yrs 6 mos

William Klausman .......................   8/26/94      12,500           4.125       16.500        4.125    9 yrs 4 mos
 Fomer Senior Vice President, ..........   8/26/94      10,050           4.125       10,125        4.125   10 yrs 2 mos
 General Counsel and Secretary

Bruce M. Ley ...........................   8/26/94      10,000           4.125       16,500        4.125    9 yrs 4 mos
 Former Executive Vice .................   8/26/94      15,950           4.125       10.125        4.125   10 yrs 2 mos
 President-Marketing

Donald C. Moore ........................   8/26/94      10,000           4.125       16,500        4.125    9 yrs 4 mos
 Former Senior Vice President ..........   8/26/94      12,500           4.125       10,125        4.125   10 yrs 2 mos
 and Chief Financial Officer

Burt Sugarman ..........................   8/26/94     300,000           4.125       16,500        4.125    9 yrs 4 mos
 Former Chief Executive Officer, .......    2/4/91      90,000           6.000        9.500        6.000    4 yrs 6 mos
 Current Vice Chairman

James J. Gillespie .....................  12/15/98     300,000           0.531        4.000        0.531   8 yrs 11 mos
 President and Chief ...................               100,000           0.531        1.313        0.531    9 yrs 8 mos
 Executive Officer

Harvey Fattig ..........................  12/15/98      56,000           0.531        2.531        0.531    9 yrs 4 mos
 Executive Vice President and
 Chief Operating Officer

Joseph N. Stein ........................  12/15/98      56,000           0.531        2.531        0.531    9 yrs 4 mos
 Former Executive Vice President
 and Chief Financial Officer

James T. Holder ........................  12/15/98      35,000           0.531        2.531        0.531    9 yrs 4 mos
 Senior Vice President,
 General Counsel and
 Secretary

Richard A. Peabody .....................  12/15/98      21,000           0.531        2.531        0.531    9 yrs 4 mos
 Senior Vice President and
 Chief Financial Officer


CHECKERS



                                                                                                               LENGTH OF
                                                          NUMBER        MARKET                                  ORIGINAL
                                                            OF           PRICE        EXERCISE                   OPTION
                                                        SECURITIES     OF STOCK         PRICE                     TERM
                                                        UNDERLYING    AT TIME OF     AT TIME OF       NEW      REMAINING
                                                         OPTIONS     REPRICING OR   REPRICING OR   EXERCISE    AT DATE OF
                                                       REPRICED OR     AMENDMENT      AMENDMENT      PRICE    REPRICING OR
NAME                                          DATE       AMENDED          ($)            ($)          ($)      AMENDMENT
----                                      ----------- ------------- -------------- -------------- ---------- -------------
Herbert G. Brown ........................    8/1/94      125,000          5.13          11.63         5.13    9 yrs 4 mos
 Former Chairman, Director

James F. White, Jr. .....................    8/1/94      112,500          5.13          12.33         5.13    8 yrs 6 mos
 Former Vice Chairman, Director .........    8/1/94       10,000          5.13          11.63         5.13    9 yrs 4 mos
 Chief Executive Officer

N. John Simmons, Jr. ....................    8/1/94       56,250          5.13          12.33         5.13    8 yrs 6 mos
 Former Vice President-Finance ..........    8/1/94       10,000          5.13          11.63         5.13    9 yrs 4 mos
 and Chief Financial Officer

Paul C. Campbell ........................    8/1/94        2,625          5.13          12.33         5.13    8 yrs 6 mos
 Former Vice President-Business .........    8/1/94        5,000          5.13          11.63         5.13    9 yrs 4 mos
 Planning and Administration

Gregory T. DeCelle ......................    8/1/94        2,260          5.13          12.33         5.13    8 yrs 6 mos
 Former Vice President- .................    8/1/94        5,000          5.13          11.63         5.13    9 yrs 4 mos
 Development

John E. Hellriegel ......................    8/1/94       18,750          5.13          12.33         5.13    8 yrs 6 mos
 Former Vice President- .................    8/1/94        5,000          5.13          11.63         5.13    9 yrs 4 mos
 Franchising

Anthony J. Monzo ........................    8/1/94       18,750          5.13          12.33         5.13    8 yrs 6 mos
 Former Vice President- .................    8/1/94        5,000          5.13          11.63         5.13    9 yrs 4 mos
 Marketing

Thomas M. Nash ..........................    8/1/94       18,750          5.13          12.33         5.13    8 yrs 6 mos
 Former Vice President- .................    8/1/94        5,000          5,13          11,63         5.13    9 yrs 4 mos
 Real Estate

Jerry E. Ward ...........................    8/1/94        2,250          5.13          12.33         5.13    8 yrs 6 mos
 Former Vice President- .................    8/1/94        5,000          5.13          11.63         5.13    9 yrs 4 mos
 Construction Manufacturing

James J. Gillespie ......................  12/15/98      300,000         0.375          0.844        0.375    9 yrs 8 mos
 President and Chief
 Executive Officer

Harvey Fattig ...........................  12/15/98      294,000         0.375          1.000        0.375    9 yrs 4 mos
 Executive Vice President and
 Chief Operating Officer

Joseph N. Stein .........................  12/15/98      250,000         0.375          1.770        0.375     8 yrs 1 mo
 Former Executive Vice President           12/15/98      144,000         0.375          1.000        0.375    9 yrs 4 mos
 and Chief Administrative Officer

Richard A. Peabody ......................  12/15/98      154,000         0.375          1.000        0.375    9 yrs 4 mos
 Vice President and Chief
 Financial Officer

James T. Holder .........................  12/15/98        1,000         0.375         11.630        0.375      5 years
 Senior Vice President, .................  12/15/98        1,000         0.375          5.130        0.375    5 yrs 4 mos
 General Counsel and ....................  12/15/98        7,500         0.375          2.630        0.375      6 years
 Secretary ..............................  12/15/98       90,500         0.375          1.530        0.375    7 yrs 5 mos
                                           12/15/98      100,000         0.375          1.770        0.375     8 yrs 1 mo
                                           12/15/98       80,000         0.375          1.000        0.375    9 yrs 4 mos

     COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The compensation committees of the Checkers and Rally's boards are responsible for executive compensation decisions as described above. The committees have been comprised of Messrs. Foley and McKee for Checkers and Messrs. Foley, Gotterer and Maggard for Rally's during 1998. Mr. Foley is Chairman of the Board of Santa Barbara Restaurant Group and CKE, which, as of May 12, 1999, beneficially owned approximately 8.2% and 32,1% of the outstanding shares of Rally's common stock. Rally's holds approximately 26.1% of the outstanding Checkers common stock.

     On November 22, 1996, Checkers entered into an amended and restated credit agreement with CKE, who serves as the agent of the various lenders under the agreement. Such lenders now include, among others, CKE, Fidelity, Santa Barbara Restaurant Group, William P. Foley, II, Andrew F. Puzder, Burt Sugarman and C. Thomas Thompson. Pursuant to the agreement, Checkers' primary debt totalling approximately $35.8 million principal amount in November 1996, was restructured by, among other things:

     /bullet/ extending its maturity by one year to July 31, 1999;

     /bullet/ fixing the interest rate at 13.0% per annum;

     /bullet/ eliminating or relaxing certain covenants;

     /bullet/ delaying scheduled principal payments until May 19, 1997; and

     /bullet/ eliminating $6.0 million in restructuring fees and charges.

     In connection with the restructuring, Checkers issued to the lenders warrants to purchase an aggregate of 20 million shares of Checkers common stock at an exercise price of $0.75 per share, the approximate market price of Checkers common stock on the day prior to the announcement of the acquisition of Checkers' debt by the lenders. The lenders specified above received warrants in the following amounts: CKE, 7,350,428; Fidelity, 2,108,262; KCC Delaware Company, an original participant in the lender group and a wholly owned subsidiary of GIANT, 2,849,002; William P. Foley, II, 854,700; Andrew F. Puzder, 28,490; Burt Sugarman, 712,250; and C. Thomas Thompson, 28,490. The lenders also received certain piggyback and demand registration rights with respect to the shares of Checkers common stock underlying their warrants.

     On February 20, 1997, Checkers received $19.5 million in consideration for issuing an aggregate of 8,771,929 shares of Checkers common stock and 87,719 shares of Checkers' series A preferred in a private placement. The per share purchase price for the common stock was $1.14, based upon the closing price ($1.34) on December 16, 1996, the day prior to the approval of the transaction by the Checkers board, less a discount for the fact that such shares were not freely transferable for a one-year period. The purchasers in the private placement included:

     /bullet/ CKE with 6,162,299 shares of common and 61,636 shares of series A preferred;

     /bullet/ Fidelity with 438,596 shares of common and 4,385 shares of series
              A preferred;

     /bullet/ C. Thomas Thompson with 21,929 shares of common and 219 shares of series A preferred;

     /bullet/ William P. Foley, II with 219,298 shares of common and 2,192 shares of series A preferred; and

     /bullet/ Burt Sugarman with 54,824 shares of common and 2,192 shares of series A preferred.

     The purchasers in the private placement also received certain piggyback and demand registration rights and agreed not to sell any Checkers common stock received in the private placement in the open market for a one-year period. The series A preferred was converted into 9,383,118 shares of Checkers common upon approval of the conversion by Checkers stockholders on August 6, 1997.

     Effective November 30, 1997, Checkers and Rally's entered into a management services agreement pursuant to which Checkers is providing key services to Rally's, including executive management, financial planning and accounting, franchise, purchasing and human resources. In addition, Checkers and Rally's share certain of their executive officers, including the chief executive officer and the chief operating officer. Management believes that entering into the management services agreement and sharing certain executive officers enable Checkers and Rally's to take advantage of cost savings opportunities by facilitating the combination of administrative and operational functions. The total cost of the services provided by Checkers in 1998 and the first quarter of 1999 was $5.6 million and $1.4 million.

     Pursuant to the merger agreement, Checkers and CKE are to enter into a joint purchasing agreement. For a description of the terms of this agreement, see "The Merger-- Interests of Certain Persons in the Merger" on page 56.

     On December 18, 1997, Rally's acquired approximately 19.1 million shares of Checkers' common stock pursuant to an exchange agreement between Rally's, CKE, Fidelity, GIANT and certain other parties, including various directors of Rally's and Checkers and members of their immediate families. Pursuant to the exchange agreement, Rally's issued an aggregate of 3,909,336 shares of Rally's common stock and 45,667 shares of series A preferred stock. The Rally's series A preferred stock was converted into 4,566,700 shares of Rally's common stock upon approval of the conversion by Rally's stockholders. The exchange ratio used to determine the number of shares of Rally's common stock issued pursuant to the exchange agreement, including upon conversion of the series A preferred stock, was based upon the average closing price of Rally's common stock and Checkers common stock for the five trading days preceding the public announcement of the proposed exchange on September 22, 1997.

     The following table sets forth the names, number of shares of Checkers common stock surrendered and the number of shares of Rally's common stock and series A preferred stock received pursuant to the exchange agreement by each person who is: a director, or nominee for director; an executive officer; a beneficial owner of more than five percent of Rally's common stock; or any member of the immediate family of any of the foregoing.

                                                            RALLY'S SECURITIES RECEIVED
                                                         ---------------------------------
                                     NUMBER OF SHARES
                                    OF CHECKERS COMMON                        SERIES A
NAME                                 STOCK EXCHANGED      COMMON STOCK     PREFERRED STOCK
----                               -------------------   --------------   ----------------
CKE(1) .........................       12,754,885          2,798,080           28,619
Fidelity(1) ....................        1,680,616            368,673            3,771
GIANT(1) .......................          200,045             43,869              449
David Gotterer(2) ..............          113,438             24,838              255
Burt Sugarman(3) ...............          113,438             24,838              255
Mary Hart Sugarman(4) ..........          272,230             59,702              611
AJ Sugarman(4) .................           27,168              5,955               61
Terry Christensen(3) ...........           55,353             12,162              124
Al Sugarman(4) .................           45,353              9,925              102
William P. Foley II(3) .........          453,754             99,553            1,018
Andrew Puzder(2) ...............           45,353              9,925              102
C. Thomas Thompson(3) ..........           45,353              9,925              102

----------------
(1) Five percent stockholder.
(2) Director of Rally's.
(3) Director of Rally's and Checkers.
(4) Family member of Mr. Sugarman.

     On July 1, 1996, Rally's entered into a ten-year operating agreement with Carl Karcher Enterprises, Inc., a subsidiary of CKE. Under the agreement, 28 Rally's owned restaurants located in California and Arizona are being operated by the CKE subsidiary. The agreement is cancelable after an initial five-year term, at the discretion of CKE. To date, two of these restaurants have been converted to the Carl's Jr. format. Under the terms of the agreement, the CKE subsidiary is responsible for conversion costs associated with transforming the restaurants to the Carl's Jr. format, as well as the operating expenses of all the restaurants. Rally's retains ownership of all 28 restaurants and is entitled to receive a percentage of gross revenues generated by each restaurant. Rally's revenues have been, and will continue to be, reduced by the absence of the restaurants' sales, somewhat offset by the fee paid to Rally's by the CKE subsidiary. Rally's anticipates that the agreement will continue to positively impact both net income and cash flow. While the overall impact of the agreement is not expected to be material to Rally's financial statements, Rally's believes that it will allow management to concentrate its efforts in more fully developed markets and to take advantage of any improvements in restaurant operations attained. In the event of a sale of any of the 28 restaurants, the parties would share in the proceeds based upon the relative value of their respective capital investments in such restaurant.

     In October 1996, Rally's entered in a consulting agreement with CKE pursuant to which CKE is to assist and advise Rally's in connection with its operations. The consulting agreement, which was initially scheduled to expire in February 1997, was extended to March 31, 1998. The consulting agreement provides for payments of $3,000 per month plus ordinary expenses. In 1998, Rally's paid $11,000 to CKE pursuant to this agreement.

     On December 1, 1998, Checkers entered into two lease agreements which have been recorded as obligations under capital lease, with Granite Financial, Inc., a wholly owned subsidiary of Fidelity, whereby Checkers leased $659,000 of security equipment for its restaurants in the aggregate. The first lease agreement is payable monthly at approximately $13,000 including effective interest at 13.08%. The second lease is payable monthly at approximately $9,000, including effective interest at 10.90%. Both of these leases have terms of three years.


                                  PROPOSAL 5
              APPROVAL OF AMENDMENT TO CHECKERS STOCK OPTION PLAN
                          FOR NON-EMPLOYEE DIRECTORS

GENERAL

     Checkers' 1994 stock option plan for non-employee directors was originally adopted by the Checkers board in 1994 and approved by the Checkers stockholders at their 1995 annual meeting. The Checkers board believes that the issuance of options under the plan has been of substantial value in facilitating Checkers efforts to attract and retain qualified persons to serve as directors. By providing directors with an opportunity to acquire an ownership interest in Checkers, we believe the plan will also accomplish the purpose of more closely aligning the interests of directors and stockholders. The proposed amendment to the plan would make a special one-time grant of options to purchase 40,000 Checkers common shares to the Chairman of the Board, 20,000 shares to the Vice Chairman of the Board and 10,000 shares to each other non-employee director immediately after the merger and reverse stock split.

DESCRIPTION OF THE DIRECTORS PLAN

     There are 5,000,000 shares of Checkers common stock authorized for the grant of options under the plan. While the number of shares subject to outstanding options is subject to adjustment for subsequent stock splits, stock dividends, recapitalization, reorganization, merger consolidation or similar events, Checkers board has determined that the number of shares subject to the plan will remain the same after the reverse stock split. Shares subject to options will be authorized but unissued shares of Checkers common stock and may include treasury shares. Shares subject to options which expire or are canceled will be available for future grants under the plan.

     The plan is administered by the Checkers board or a board committee consisting of at least two members selected by, and serving at the pleasure of, the Checkers board. The committee has the discretion to adopt rules and regulations and to impose conditions upon the exercise of the options which it deems appropriate to administer the plan and which are not inconsistent with the plan.

     "Non-employee directors" participate in the plan. There are currently six non-employee directors. After the merger there will be a total of eleven non-employee directors. Non-employee directors are members of the Checkers board who are not employees of Checkers or any of its subsidiaries for at least the last year.

     The term of the plan is ten years, commencing July 26, 1994. No options may be granted after July 26, 2004, but the exercise periods of previously granted options may extend beyond that date.

     Each non-employee director serving on the Checkers board as of July 26, 1994 received options to purchase 12,000 shares. Each new non-employee director elected or appointed subsequent to that date also received options to purchase 12,000 shares. Previously, each non-employee director had received additional options to purchase 3,000 shares of Checkers common stock on the first day of each fiscal year. Pursuant to an amendment to the plan in August 1997, each new non-employee director receives options for 100,000 shares when elected or appointed and options for 20,000 shares at the beginning of each fiscal year. A special one-time grant of options to purchase 300,000 shares of Checkers common stock was made to each person who was a non-employee director both before and after the 1997 annual meeting of stockholders. Subject to stockholder approval, after the merger and reverse stock split Checkers will grant options to purchase 40,000 shares of Checkers common stock to the Chairman of the Board, 20,000 shares to the Vice Chairman of the Board and 10,000 shares to each other non-employee director. The exercise price of each option will be the closing price of Checkers common stock as reported on the NASDAQ National Market system or other established securities exchange on the date of the grant.

     Options expire ten years after the date of the grant. For options granted prior to the August 1997 amendment to the plan, one-fifth of the options initially granted became exercisable each year, and one-third of the options received annually became exercisable each year. Options granted on or after the August 1997 amendment become exercisable immediately upon grant. Options are exercisable whether or not the non-employee director is, at the time of exercise, an eligible member of the Checkers board, unless the non-employee director is removed for cause. In the event of the death of a non-employee director, options may be exercised by his or her estate.

     The purchase price for all options is payable in full upon exercise and may be paid in cash or in Checkers common stock or in a combination of cash and common stock, at the optionee's election.

     Options may not be transferred or assigned except upon the death of the optionee.

     The Checkers board may discontinue, amend, alter or suspend the plan at any time, except that stockholder approval is required for any amendment required to be approved by Rule 16b-3 under the Exchange Act. In addition, provisions of the plan related to eligibility and participation may not be amended more than once every six months, except to comport with changes in the Internal Revenue Code and regulations.

     A holder of an option granted under the plan does not realize taxable income when the holder receives a grant of options. Checkers may not claim a tax deduction in connection with these grants. When an optionee exercises an option, he will be deemed to have received taxable income in an amount equal to the difference between the market value of the underlying Checkers common stock on the date of exercise and the exercise price. The income realized will be subject to withholding. Checkers may claim a tax deduction with respect to the withholding. When an optionee sells stock acquired by the exercise of an option and held for more than one year following the date of exercise, the gain or loss (equal to the difference between the sale price and the market value on the date of exercise) will be taxed at long term capital gain or loss rates. If the stock was held for one year or less, the gain or loss will be treated as short term capital gain or loss. If and to the extent that the exercise price is paid with shares of Checkers common stock, the optionee will not realize any income as a result, but his unrealized appreciation in the stock tendered will be excluded from his basis in the stock acquired.

     The following table sets forth certain information with respect to stock options which will be granted pursuant to the directors plan solely as a result of the merger to all current directors of Rally's who are not executive officers of Checkers or Rally's. Since the options shown below are granted solely pursuant to the merger agreement they are not indicative of the number of options that may be granted in the future, and do not include options that will be granted upon approval of this proposal.

AMENDED PLAN BENEFITS

                                                                    NUMBER OF OPTIONS
                                                                -------------------------
                                                                   BEFORE         AFTER
                                                   DOLLAR          REVERSE       REVERSE
NAME & POSITION                                 VALUE ($)(1)        SPLIT         SPLIT
---------------                                --------------   ------------   ----------
Terry N. Christensen .......................      $ 70,664         815,900       67,992

Willie D. Davis ............................        87,646         975,100       81,258

William P. Foley, II .......................        92,942       1,060,670       88,389

David Gotterer .............................        87,646         930,325       77,527

Ronald B. Maggard ..........................        70,664         487,550       40,629

Andrew Puzder ..............................        70,664         487,550       40,629

Burt Sugarman ..............................       266,726       2,069,600      172,467

C. Thomas Thompson .........................        89,015         975,100       81,258

All Directors who are not Executive Officers
  as a group (8 persons) ...................       835,967       7,801,795      650,149

----------------
(1) Based on the difference between the exercise price and the closing price of the Checkers common stock of $.4375 as reported on the NASDAQ National Market on May 12, 1999.

     The Rally's board recommends a vote for adoption of the amendment to the director plan.

                                  PROPOSAL 6
                   APPROVAL OF EMPLOYEE STOCK PURCHASE PLAN

GENERAL

     The Checkers board is proposing that Checkers stockholders approve a new employee stock purchase plan. The stock purchase plan will offer eligible employees the opportunity to purchase common shares of Checkers through regular payroll deductions. The purpose of the stock purchase plan is to encourage and facilitate the acquisition of an ownership interest in Checkers by its employees. We believe that employees who decide to participate in our stock purchase plan have a close identification with, and greater motivation to work for, our success because of their ability as stockholders to participate in the growth and earnings of their employer.

TERM OF THE STOCK PURCHASE PLAN

     The following is a summary of the principal features of the stock purchase plan of Checkers.

     GENERAL

     The stock purchase plan provides for voluntary contributions by eligible employees of Checkers through payroll deductions. The contributions will be matched by Checkers to the extent described below under the section entitled "Matching Contributions." The contributions of participating employees, together with any matching contributions, are sent to the broker under the stock purchase plans and the broker opens individual accounts for the participants. The broker will purchase shares of Checkers common stock at prevailing market rates.

     ADMINISTRATION

     The stock purchase plan will be administered by Checkers' board of directors or a committee appointed by the board. All questions about the stock purchase plans are determined by the administrators. Administrators who are eligible employees are permitted to participate in the stock purchase plans. Administrators receive no additional compensation for their services in connection with the administration of the stock purchase plans.

     ELIGIBILITY

     Participation in the stock purchase plan is completely voluntary. Any person who has reached the age of majority and who is currently employed by Checkers may begin participating in the Plan on the first day of the month following the date of hire.

     OFFERING DATES

     Shares are offered pursuant to the stock purchase plan in periods coinciding with Checkers' fiscal quarters.

     MATCHING CONTRIBUTION

     Upon the one year anniversary date of the end of an offering period, Checkers will make a matching contribution equal to one-third of a participant's contribution less any withholding taxes for those participants that are neither officers nor directors. On that date, Checkers will make a matching contribution equal to one-half of the participant's contributions less any withholding taxes for participants that are either officers or directors.

     PURCHASE PRICE

     The purchase price per share is either: the reported closing price of the common stock on the NASDAQ National Market System or other established stock exchange on the purchase date, or if no sale shall have been made on such date, on the preceding date on which there was a sale; or, if the common stock is not then listed on an exchange, the average of the closing bid and asked prices per share for the common stock on the over-the-counter market as quoted on the NASDAQ National Market System, an amount determined in good faith by the administrators of the plans.

     PURCHASE OF STOCK AND DELIVERY OF SHARES

     Piper Jaffray, Inc. has been designated to act as broker under the stock purchase plan to open and maintain an account in the name of each participant and to purchase shares of common stock on behalf of the participant. From time to time, the broker, as agent for the participants, shall purchase as many full shares or fractional shares of common stock as the participant's contributions will permit. The shares to be purchased shall be purchased at the then current fair market value on the open market. The amount of common stock purchased by the broker shall be allocated to the respective brokerage account of each participant on the basis of the average cost of the common stock so purchased, in proportion to the amount allocable to each participant. Unless otherwise requested by the participant, all full shares and fractional shares so purchased shall be registered in the name of the broker and will remain so registered until delivery is requested by the participant in accordance with the stock purchase plan.

     NONASSIGNABILITY

     Payroll deductions credited to a participant's account and rights of a participant under the stock purchase plan may not be pledged, assigned or transferred for any reason except by will or the laws of descent and distribution. Any attempt at such pledge, assignment or transfer may be treated by Checkers as an election to withdraw from its stock purchase plan.

     AMENDMENT, SUSPENSION OR TERMINATION OF THE PLAN.

     Checkers may at any time terminate, suspend or amend the stock purchase plan. If the stock purchase plan is terminated, participants shall be entitled to receive the funds in their account but shall not be entitled to any matching contribution.

     TAX CONSEQUENCES

     Checkers stock purchase plan is not intended to qualify as an employee stock purchase plan under Section 423 of the Internal Revenue Code of 1986. To the extent a participant receives shares of the common stock for a price less than its fair market value, the participant will recognize income equal to such difference. The stock purchase plan will provide for the purchase of shares to be made at fair market value. As such, there should be no income to the participant upon the purchase of shares of the common stock. Participants will receive long-term capital gain or loss treatment on the disposition of shares acquired under the stock purchase plan if the shares have been held for more than one year and short-term capital gain or loss treatment if the shares have been held for one year or less.

     Checkers will be required to withhold federal income tax with respect to its matching contributions. Such amounts will be withheld from the matching contributions and the remaining amount will be used for the purchase of shares.

RECOMMENDATION AND VOTE REQUIRED

     Approval of the stock purchase plan requires the affirmative vote of the holders of a majority of the shares of common stock present in person or by proxy at the Checkers annual meeting. The Checkers board recommends that you vote for approval of the Checkers stock purchase plan.


                    COMPARATIVE STOCK PRICES AND DIVIDENDS

MARKET PRICES

     Rally's common stock is traded on the NASDAQ National Market under the trading symbol "RLLY," and Checkers common stock is traded on the NASDAQ National Market under the trading symbol "CHKR." As of May 12, 1999, Rally's had 1,551 stockholders of record, and Checkers had 6,850 stockholders of record. See "Risk Factors--Continued Listing on NASDAQ is Uncertain" on page 8 for a discussion of the possible delisting of Rally's and Checkers from the NASDAQ National Market. The following table sets forth the high and low closing sale price quotations for Rally's and Checkers common stock, as well as the closing sale price, as reported on the NASDAQ National Market for the periods indicated.

                                   RALLY'S                         CHECKERS
                         ---------------------------     ---------------------------
                          HIGH       LOW       CLOSE      HIGH       LOW       CLOSE
                         ------     -----      -----     ------     -----      -----
1997
----
1st Quarter .........    $5.00      $2.38      $4.00     $3.00      $1.69      $1.80
2nd Quarter .........     3.81       1.94       2.63      1.84       1.09       1.19
3rd Quarter .........     4.00       1.88       3.28      1.69       1.09       1.16
4th Quarter .........     4.63       2.00       3.00      1.59       0.81       0.81

1998
----
1st Quarter .........    $3.13      $2.25      $2.28     $1.06      $0.81      $0.94
2nd Quarter .........     2.94       2.00       2.06      1.53       0.87       1.19
3rd Quarter .........     2.13       0.91       1.06      1.28       0.66       0.72
4th Quarter .........     1.19       0.47       0.53      0.68       0.31       0.31

1999
----
1st Quarter .........    $1.25      $0.50      $0.72     $0.72      $0.31      $0.38
2nd Quarter .........     1.53       0.50       0.63      0.47       0.25       0.41

DIVIDENDS

     Rally's and Checkers have not paid any dividends during the past five years, and we do not expect Checkers to pay any dividends for the foreseeable future. Any determination to pay dividends in the future will be at the discretion of the Checkers board and will be dependent on Checkers' future results of operations, financial conditions, capital expenditures, working capital requirements and other factors deemed relevant. Rally's senior notes indenture, which will be assumed by Checkers as a result of the merger, places significant restrictions on the ability to pay dividends.


                     COMPARATIVE RIGHTS OF STOCKHOLDERS OF
                             CHECKERS AND RALLY'S

     The rights of the Rally's stockholders are currently governed by the Delaware General Corporation Law and the Rally's certificate of incorporation and bylaws. The rights of the Checkers and Rally's stockholders after the merger will be governed by the Delaware General Corporation Law and the Checkers certificate of incorporation and bylaws. The following are summaries of the material differences between the current rights of the Rally's stockholders and their rights after the merger. Unless otherwise set forth below, such rights are identical.

     The following discussion is not intended to be complete and is qualified by reference to the certificates of incorporation and bylaws of Rally's and Checkers. Copies of these documents are incorporated by reference herein and will be sent to stockholders of Checkers upon request. See "Where You Can Find More Information" on page 174 to find out exactly where the document can be located.

AUTHORIZED CAPITAL

     RALLY'S. The authorized capital stock of Rally's consists of 50 million shares of common stock, par value $.10 per share, and five million shares of preferred stock, par value $.10 per share. As of March 24, 1999, there were 29,335,243 shares of Rally's common stock outstanding, and no shares of preferred stock outstanding.

     CHECKERS. The authorized capital stock of Checkers consists of 150 million shares of common stock, par value $0.001 per share, and two million shares of preferred stock, par value $0.001 per share. As of May 12, 1999, there were 73,408,047 shares of Checkers common stock outstanding, and no shares of preferred stock outstanding. After the merger and the reverse split, the total authorized capital stock of Checkers will consist of 175 million shares of common stock, par value $0.001 per share, of which approximately 9.4 million shares will be outstanding; and two million shares of preferred stock, par value $0.001 per share, none of which will be outstanding.

BOARD OF DIRECTORS

     RALLY'S. Pursuant to the Rally's bylaws, the number of directors may not be less than four nor more than 16 directors, the exact number of which shall be determined from time to time by resolution adopted by the board. The act of the majority of the directors present at a meeting at which a quorum is present is the act of Rally's board. Special meetings of Rally's board may be called at the request of the chairman of the board or by a majority of the board.

     CHECKERS. Pursuant to the Checkers certificate of incorporation, the number of directors may not be less than five nor more than 15, with the precise number to be fixed from time to time exclusively pursuant to a resolution adopted by a majority of the total number of directors then in office. Initially after the merger, the Checkers board will consist of 11 directors, consisting of the current Rally's board, five of whom are also members of the Checkers board, and the Checkers board. The Checkers board is divided into three classes, with directors holding office until the annual meeting for the year in which their term expires and until successors are elected and qualified, subject to earlier death, resignation, retirement, disqualification or removal from office. Currently, Checkers directors serve for a three year term. Each class consists of one-third of the total number of directors constituting the entire Checkers board. Pursuant to the Checkers bylaws, special meetings of the board may be called by the chairman, the president or a majority of the board.

     NEWLY CREATED DIRECTORSHIPS AND VACANCIES

     RALLY'S. The Rally's bylaws provide that newly created directorships and vacancies on the board may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director. The directors so chosen hold office until the next annual election and until their successors are duly elected and qualified, or until their earlier replacement.

     CHECKERS. Pursuant to the Checkers certificate of incorporation, newly created directorships on the board may be filled by a majority of the board then in office, provided a quorum is present, and any other vacancies occurring in the Checkers board may be filled by a majority of the directors then in office, even if less than a quorum is present, or by a sole remaining director. Directors of any class elected to fill a newly created directorship hold office for a term that coincides with the remaining term of that class, and any director elected to fill a vacancy not resulting from an increase in the number of directors will have the same remaining term as that of his predecessor.

     If the number of directors is changed, any increase or decrease is apportioned among the classes in order to maintain the number of directors in each class as nearly equal as possible, but in no case does a decrease in the number of directors shorten the term of any incumbent director. Vacancies on the Checkers board that result from an increase in the number of directors may be filled by a majority of the board then in office, provided that a quorum is present. Any other vacancy occurring in the Checkers board is filled by a majority of the directors then in office, even if less than a quorum is present, or by a sole remaining director.

     REMOVAL OF DIRECTORS

     RALLY'S. The Rally's certificate of incorporation and bylaws are silent on the removal of directors. The Delaware General Corporation Law provides that any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote in the election of directors.

     CHECKERS. Pursuant to the Checkers certificate of incorporation, any director or the entire board may be removed from office at any time, but only for cause by an affirmative vote of the holders of a majority of the then outstanding shares of capital stock entitled to vote. However, if a proposal to remove a director for cause is made by or on behalf of certain insiders, then such removal requires the affirmative vote of the holders of a majority of shares held by stockholders other than the insider making such proposal.

OFFICERS

     RALLY'S. Pursuant to the Rally's bylaws, the officers of Rally's are chosen by the board and consist of a chairman of the board of directors, a chairman of the executive committee, a president, a secretary and a treasurer and such other officers as may be appointed by the board. Any officer elected by the Rally's board may be removed at any time by the affirmative vote of a majority of the board or by an affirmative vote of a majority of the executive committee.

     CHECKERS. Pursuant to the Checkers bylaws, the board elects a president, a secretary, a treasurer and such other officers as the Checkers board determines. Under the Checkers bylaws, an officer may be removed at any time by the affirmative vote of a majority of the board whenever, in their judgment, the best interests of Checkers would be served thereby.

SPECIAL MEETINGS OF STOCKHOLDERS

     RALLY'S. Pursuant to the Rally's bylaws, special meetings stockholders may be called either by the chairman of the board of directors or by a majority of the board.

     CHECKERS. The Checkers certificate of incorporation provides that special meetings of the stockholders may be called by the chairman of the board, the president or by a majority of the members of the board. However, when a proposal is made by or on behalf of certain insiders, or where certain insiders otherwise seek action requiring stockholder approval, then the affirmative vote of a majority of disinterested directors is also required to call a special meeting of stockholders for the purpose of considering such proposal and obtaining such approval.

STOCKHOLDER ACTION BY WRITTEN CONSENT

     RALLY'S. Rally's certificate of incorporation and bylaws are silent on stockholder action by written consent. The Delaware General Corporation Law provides that any action to be taken at any annual or special meeting of stockholders may be taken by written consent without a meeting, without prior notice and without a vote. The written consent must set forth the action to be taken, and must be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

     CHECKERS. The Checkers certificate of incorporation provides that no action required or permitted to be taken at any annual or special meeting of stockholders may be taken by written consent.

STOCKHOLDER PROPOSAL AND NOMINATION PROCEDURE

     RALLY'S. The Rally's bylaws and certificate of incorporation are silent on the issue of advance notice of stockholder proposals and director nominations at annual meetings. The Delaware General Corporation Law does not explicitly require that stockholder proposals be the subject of an advance notice to stockholders.

     CHECKERS. The Checkers bylaws provide that at any annual meeting of stockholders, only such business shall be conducted as shall have been: specified in the notice of the meeting given by or at the direction of the board; otherwise properly brought before the meeting by or at the direction of Checkers board; or otherwise properly brought before the annual meeting by a stockholder of record at the time of giving of notice of the annual meeting and who is entitled to vote as such meeting. The stockholder must give notice of the business proposed to be brought before the annual meeting to the secretary of Checkers not less than 60 days nor more than 90 days prior to the annual meeting. However, in the event that less than 70 days' notice or prior public disclosure of the date of the meeting is given to stockholders, the stockholder's proposal must be received not later than the close of business on the tenth day following such notice or public disclosure.

     A stockholder's notice to Checkers' secretary must describe each matter the stockholder proposes to bring before the annual meeting and the stockholder's reasons for each proposal. The stockholder's notice must also include information about the stockholder, his Checkers common stock and any voting or other arrangements he may have in connection with each proposal.

AMENDMENT TO GOVERNING DOCUMENTS

     RALLY'S. The Rally's certificate of incorporation and bylaws are silent on amending Rally's certificate of incorporation. Section 242 of the Delaware General Corporation Law provides that a certificate of incorporation may be amended upon the approval of a corporation's board of directors and stockholders. The Rally's bylaws provide that the stockholders, by the affirmative vote of a majority of the stock issued and outstanding, may at any regular meeting or special meeting, alter or amend Rally's bylaws, if the notice of such meeting includes the proposed amendment. The Rally's board, by affirmative vote of a majority of its members, may alter, adopt, repeal or amend the Rally's bylaws, subject to the right of Rally's stockholders at any special or regular meeting, to alter, amend or rescind the bylaws.

     CHECKERS. The Checkers certificate of incorporation provides that Checkers may amend, change, add to or repeal any provision contained in the Checkers bylaws. However, any change to the bylaws must be approved by either (i) a majority of the authorized number of noninterested directors, or (ii) the affirmative vote of the holders of not less than 80% of the then outstanding shares of capital stock entitled to vote, excluding any shares held by an interested stockholder proposing such amendment.

     The Checkers certificate of incorporation provides that Checkers may amend, change, add to or repeal any provision contained in the Checkers certificate of incorporation. However, an affirmative vote of at least 80% of the then outstanding shares of the capital stock entitled to vote is required to change the Checkers certificate of incorporation with respect to business combinations, certain provisions relating to directors, compromises of debts, written actions by the stockholders, liability of the directors for monetary damages and special meetings of stockholders.

TAKEOVER PROVISIONS

     RALLY'S. The Rally's certificate of incorporation and bylaws do not contain any provisions with respect to business combinations. Under the Delaware General Corporation Law, an agreement of merger, or the sale, lease or exchange of all or substantially all of a corporation's assets, must be approved by the corporation's board of directors and the holders of a majority of the outstanding shares of stock entitled to vote thereon.

     CHECKERS. The Checkers certificate of incorporation contains certain provisions restricting Checkers from entering into certain business combinations with, or proposed by or on behalf of, any insider unless approved by a majority of the disinterested directors or by the affirmative vote of holders of not less than 80% of the voting stock, excluding stock beneficially owned by such insider.


                                  PROPOSAL 7
                  RATIFICATION AND APPROVAL OF APPOINTMENT OF
               CHECKERS INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

     Checkers and Rally's each has engaged the firm of KPMG LLP, independent certified public accountants, to report upon their financial statements for fiscal 1998. A representative from KPMG LLP will be in attendance at both the Checkers annual meeting and the Rally's special meeting, will have the opportunity to make a statement if desired, and will be available to respond to any questions from those in attendance. Checkers has appointed KPMG LLP to report upon its financial statements for the fiscal year ending January 3, 2000, subject to ratification of such appointment by the stockholders at the Checkers meeting. Stockholder ratification of Checkers' independent certified public accountants is not required by Checkers' bylaws or otherwise. The Checkers board has elected to seek such ratification as a matter of good corporate practice and unanimously recommends that you vote "FOR" such ratification. If the stockholders do not ratify this appointment, other certified public accountants will be considered by the Checkers board upon recommendation of Checkers' audit committee.


                                LEGAL OPINIONS

     The legality of the Checkers common stock to be issued in connection with the merger will be passed upon for Checkers by James T. Holder, Senior Vice President, General Counsel and Secretary of Checkers and Rally's. Certain legal matters with respect to the federal income tax consequences of the merger will be passed upon for Rally's and Checkers by Christensen, Miller, Fink, Jacobs, Glaser, Weil and Shapiro, LLP. Terry N. Christensen, a partner of Christensen, Miller, Fink, Jacobs, Glaser, Weil and Shapiro, LLP, is a director of Rally's and Checkers, and he and other attorneys in such firm own, directly or indirectly through options, approximately 546,800 shares of Checkers common stock and 437,177 shares of Rally's common stock.


                                    EXPERTS

     The consolidated financial statements and schedule of Checkers as of December 28, 1998 and December 29, 1997, and for each of the years in the three-year period ended December 28, 1998, included in Checker's Form 10-K/A for the fiscal year ended

December 28, 1998, are included in this joint proxy statement/prospectus at page F-2 and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants and upon the authority of said firm as experts in accounting and auditing.

     The consolidated financial statements and schedule of Rally's as of December 28, 1998, and for the year then ended, included in Rally's Form 10-K/A for the fiscal year ended December 28, 1998, are included in this joint proxy statement/prospectus at page F-54 and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants and upon the authority of said firm as experts in accounting and auditing.

     The Rally's financial statements and schedules as of December 28, 1997 and for each of the years in the two-year period ended December 28, 1997, included in this joint proxy statement/prospectus and in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

     On May 8, 1998, Rally's notified Arthur Andersen LLP, which acted as Rally's independent auditors for fiscal 1997, that Rally's intended to engage KPMG LLP, as of such date, as its independent auditors for fiscal 1998. The decision to change accountants was approved by the audit committee of Rally's board of directors. During the two fiscal years and the interim period prior to May 8, 1998, there were no disagreements with Arthur Andersen LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure or any reportable events. Arthur Andersen's report for the two years prior to fiscal 1998 contained no adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles. Arthur Andersen LLP has furnished Rally's with a letter addressed to the Securities and Exchange Commission stating that it agreed with the foregoing. A copy of the Arthur Andersen LLP letter has been filed as an exhibit to Rally's Current Report on Form 8-K/A dated May 8, 1998 and as an exhibit to the Registration Statement of which this joint proxy statement/prospectus is a part.

                             STOCKHOLDER PROPOSALS

     Stockholder proposals intended to be presented at the 2000 annual meeting of stockholders of Checkers must be received by the Secretary of Checkers no later than February 25, 2000 for inclusion in the proxy materials for such meeting.

     Due to the proposed merger, Rally's does not currently expect to hold a 2000 Annual meeting of stockholders. In the event the merger is not consummated and such a meeting is held, to be eligible for inclusion in Rally's proxy statement and form of proxy relating to that meeting , proposals of stockholders intended to be presented at such meeting must be received by Rally's within ten days after Rally's announces publicly the date of the meeting.

                                 OTHER MATTERS

     As of the date of this joint proxy statement/prospectus, the Rally's board and the Checkers board know of no matters that will be presented for consideration at the stockholders meetings other than as described in this joint proxy statement/prospectus. If any other matters shall properly come before either the Rally's or the Checkers meeting or at any adjournments or postponements of the meetings and be voted upon, the enclosed proxies will be deemed to confer discretionary authority on the individuals named as proxies therein to vote the shares represented by such proxies as to any such matters. The persons named as proxies intend to vote or not to vote in accordance with the recommendation of the respective managements of Rally's and Checkers.


                      WHERE YOU CAN FIND MORE INFORMATION

     Rally's and Checkers file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information that the companies file at the Commission's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. Rally's and Checkers public filings are also available to the public from commercial document retrieval services and at the Internet World Wide Web site maintained by the Commission at "http://www.sec.gov." Reports, proxy statements and other information concerning Rally's and Checkers also may be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

     Checkers has filed a registration statement to register with the Commission the shares of Checkers common stock to be issued to Rally's stockholders in the merger. This joint proxy statement/prospectus is a part of the registration statement and constitutes a prospectus of Checkers and a proxy statement of Rally's and Checkers for their stockholders meetings.

     As allowed by Commission rules, this joint proxy statement/prospectus does not contain all the information that stockholders can find in the registration statement or the exhibits to the registration statement.

     Rally's has supplied all information contained in this joint proxy statement/prospectus relating to Rally's, and Checkers has supplied all information relating to Checkers.

     If you are a stockholder of Rally's or Checkers, you can obtain copies of the documents filed by Rally's or Checkers with the Commission through Rally's or Checkers or the Commission or the Commission's internet world wide web site described above. The Annual Reports on Form 10-K/A for the fiscal year ended December 28, 1998 and Quarterly Reports on Form 10-Q for the period ended March 22, 1999 of Checkers and Rally's are available from Checkers and Rally's without charge, excluding all exhibits unless specifically incorporated by reference as an exhibit to this Joint Proxy Statement/Prospectus. Stockholders may obtain documents filed by Rally's or Checkers with the Commission by requesting them in writing or by telephone at the following address:

        Rally's Hamburgers, Inc. or
        Checkers Drive-In Restaurants, Inc.
        14255 49th Street North
        Building 1
        Clearwater, FL 33762
        Attention: James T. Holder, Secretary
        (727) 519-2000

     If you would like to request documents, please do so by July 15, 1999 to receive them before the stockholders meetings. If you request any incorporated documents from us we will mail them to you by first class mail, or other equally prompt means, within one business day of our receipt of your request.

     You should rely only on the information contained in this joint proxy statement/ prospectus to vote your shares at the Rally's meeting and/or the Checkers meeting. Rally's and Checkers have not authorized anyone to provide you with information that is different from what is contained in this joint proxy statement/prospectus. Therefore, if anyone does give you different or additional information, you should not rely upon it.

     This joint proxy statement/prospectus is dated June   , 1999. You should
not assume that the information contained in the joint proxy statement/prospectus is accurate as of any date other than that date, and neither the mailing of this joint proxy statement/prospectus to stockholders nor the issuance of Checkers common stock in the merger shall create any implication to the contrary.

                         INDEX TO FINANCIAL STATEMENTS

CHECKERS DRIVE-IN RESTAURANTS, INC.

   Independent Auditors' Report ..................................................   F-2

   Consolidated Balance Sheets -- December 29, 1997 and December 28, 1998 ........   F-3

   Consolidated Statements of Operations and Comprehensive Income --
      Years ended December 30, 1996, December 29, 1997 and December 28, 1998 .....   F-5

   Consolidated Statements of Stockholders' Equity -- Years ended
      December 30, 1996, December 29, 1997 and December 28, 1998 .................   F-6

   Consolidated Statements of Cash Flows -- Years ended
      December 30, 1996, December 29, 1997 and December 28, 1998 .................   F-7

   Notes to Consolidated Financial Statements -- Years ended
      December 30, 1996, December 29, 1997 and December 28, 1998 .................   F-9

   Condensed Consolidated Balance Sheets -- December 28, 1998
      and March 22, 1999 (Unaudited) .............................................   F-39

   Condensed Consolidated Statements of Operations and Comprehensive Income --
      Quarters ended March 23, 1998 and March 22, 1999 (Unaudited) ...............   F-41

   Condensed Consolidated Statements of Cash Flows -- Quarters ended
      March 23, 1998 and March 22, 1999 (Unaudited) ..............................   F-42

   Notes to Condensed Consolidated Financial Statements (Unaudited) ..............   F-43

RALLY'S HAMBURGERS, INC.

   Independent Auditors' Reports .................................................   F-54

   Consolidated Balance Sheets -- December 28, 1997 and December 28, 1998 ........   F-56

   Consolidated Statements of Operations and Comprehensive Income --
      Years ended December 29, 1996, December 28, 1997 and December 28, 1998 .....   F-58

   Consolidated Statements of Stockholders' Equity -- Years ended
      December 29, 1996, December 28, 1997 and December 28, 1998 .................   F-59

   Consolidated Statements of Cash Flows -- Years ended
      December 29, 1996, December 28, 1997 and December 28, 1998 .................   F-60

   Notes to Consolidated Financial Statements -- Years ended
      December 29, 1996, December 28, 1997 and December 28, 1998 .................   F-61

   Condensed Consolidated Balance Sheets -- December 28, 1998
      and March 22, 1999 (Unaudited) .............................................   F-91

   Condensed Consolidated Statements of Operations and Comprehensive Income --
      Quarters ended March 22, 1998 and March 22, 1999 (Unaudited) ...............   F-93

   Condensed Consolidated Statements of Cash Flows -- Quarters ended
      March 22, 1998 and March 22, 1999 (Unaudited) ..............................   F-94

   Notes to Condensed Consolidated Financial Statements (Unaudited) ..............   F-95

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Checkers Drive-In Restaurants, Inc. and Subsidiaries:

     We have audited the consolidated financial statements of Checkers Drive-In Restaurants, Inc. and subsidiaries as listed in the accompanying index. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Checkers Drive-In Restaurants, Inc. and subsidiaries as of December 28, 1998 and December 29, 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended December 28, 1998, in conformity with generally accepted accounting principles.


                                        KPMG LLP


Tampa, Florida
February 26, 1999, except as to Note 2, which is as of March 24, 1999

                      CHECKERS DRIVE-IN RESTAURANTS, INC.
                               AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                            (DOLLARS IN THOUSANDS)

                                    ASSETS

                                                                DECEMBER 28,     DECEMBER 29,
                                                                    1998             1997
                                                               --------------   -------------
CURRENT ASSETS:

Cash and cash equivalents:

 Restricted ................................................      $  1,738         $  2,555

 Unrestricted ..............................................         2,925            1,366

Accounts receivable, net ...................................         1,327            1,175

Notes receivable, net -- current portion ...................           224              265

Inventory ..................................................         2,068            2,222

Property and equipment held for sale .......................         2,755            4,332

Deferred loan costs -- current portion .....................           793            1,648

Prepaid expenses and other current assets ..................           468              309

                                                                  --------         --------

  Total current assets .....................................        12,298           13,872

Property and equipment, net (Note 3) .......................        78,390           87,889

Intangibles, net of accumulated amortization of
  $5,607 in 1998 and $5,014 in 1997 (Notes 1 and 7).........        10,123           11,520

Deferred loan costs -- less current portion ................           378            1,099

Notes receivable, net -- less current portion ..............           252              381

Deposits and other non-current assets ......................           658              640
                                                                  --------         --------

                                                                  $102,099         $115,401
                                                                  ========         ========

          See accompanying notes to consolidated financial statements.

                      CHECKERS DRIVE-IN RESTAURANTS, INC.
                               AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                            (DOLLARS IN THOUSANDS)

                     LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                       DECEMBER 28,     DECEMBER 29,
                                                                           1998             1997
                                                                      --------------   -------------
CURRENT LIABILITIES:
Current maturities of long-term debt and capital
  lease obligations (Notes 4 and 11) ..............................     $   1,381        $   3,484
Accounts payable ..................................................         5,896            8,186
Accrued wages, salaries and benefits ..............................         2,360            2,528
Reserves for restaurant relocations and abandoned
  sites (Note 10) .................................................         1,635            2,159
Other accrued liabilities .........................................         7,133           11,408
Deferred income-current portion ...................................           203              260
                                                                        ---------        ---------
  Total current liabilities .......................................        18,608           28,025
Long-term debt, less current maturities (Note 4) ..................        28,645           28,645
Obligations under capital leases, less current maturities .........         1,009              756
Straight-line rent accruals .......................................         4,070            3,624
Deferred income, less current portion .............................           848              346
Long-term reserves for restaurant relocations and
  abandoned sites (Note 10) .......................................           430              581
Minority interests in joint ventures (Note 1a) ....................           802              966
Other noncurrent liabilities ......................................         3,079            2,086
                                                                        ---------        ---------
  Total liabilities ...............................................        57,491           65,029

STOCKHOLDERS' EQUITY (Note 8):
Preferred stock, $.001 par value, authorized 2,000,000
  shares, no shares outstanding ...................................            --               --
Common stock, $.001 par value, authorized
  150,000,000 shares, issued and outstanding
  73,408,047 at December 28, 1998 and
  72,755,031 at December 29, 1997 .................................            73               73
Additional paid-in capital (Notes 8 and 9) ........................       121,579          121,999
Retained deficit ..................................................       (76,644)         (71,300)
                                                                        ---------        ---------
                                                                           45,008           50,772
Less treasury stock, at cost, 578,904 shares ......................           400              400
                                                                        ---------        ---------
  Net stockholders' equity ........................................        44,608           50,372
                                                                        ---------        ---------
                                                                        $ 102,099        $ 115,401
                                                                        =========        =========

          See accompanying notes to consolidated financial statements.

                      CHECKERS DRIVE-IN RESTAURANTS, INC.
                               AND SUBSIDIARIES

        CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                              FISCAL YEAR ENDED
                                                               -----------------------------------------------
                                                                DECEMBER 28,     DECEMBER 29,     DECEMBER 30,
                                                                    1998             1997             1996
                                                               --------------   --------------   -------------
REVENUES:
Restaurant sales ...........................................      $137,965        $ 135,710        $ 155,392
Franchise revenues and fees ................................         7,503            7,474            8,367
Modular restaurant packages ................................           240              710            1,202
                                                                  --------        ---------        ---------
  Total revenues ...........................................      $145,708        $ 143,894        $ 164,961

COSTS AND EXPENSES:
Restaurant food and paper costs ............................        43,186           43,625           54,707
Restaurant labor costs .....................................        43,805           43,919           57,302
Restaurant occupancy expense ...............................        10,763           10,797           12,926
Restaurant depreciation and amortization ...................         7,759            8,313            8,848
Other restaurant operating expense .........................        13,903           13,447           15,345
Advertising expense ........................................         6,921            6,820            7,420
Cost of modular restaurant package revenues ................           516              618            1,704
Other depreciation and amortization ........................         2,275            2,263            4,326
General and administrative expenses ........................        13,309           17,042           20,690
Impairment of long-lived assets (Note 10) ..................         1,757              565           14,782
Losses on assets to be disposed of (Note 10) ...............         1,196              312            7,131
Other loss provisions (Note 10) ............................            --              150            1,992
                                                                  --------        ---------        ---------
  Total costs and expenses .................................       145,390          147,871          207,173
                                                                  --------        ---------        ---------
  Operating income (loss) ..................................           318           (3,977)         (42,212)

OTHER INCOME (EXPENSE):
Interest income ............................................           272              375              678
Interest expense ...........................................        (3,981)          (5,000)          (6,074)
Interest -- loan cost amortization .........................        (2,026)          (3,650)            (159)
                                                                  --------        ---------        ---------
  Loss before minority interests and income
    tax expense ............................................        (5,417)         (12,252)         (47,767)
Minority interests in operations of joint ventures .........           (73)             (66)          (1,509)
                                                                  --------        ---------        ---------
 Loss before income taxes (Note 5) .........................        (5,344)         (12,186)         (46,258)
Income taxes ...............................................            --               --              151
                                                                  --------        ---------        ---------
  Net loss .................................................      $ (5,344)       $ (12,186)       $ (46,409)
Preferred dividends ........................................      $     --        $     696        $      --
                                                                  --------        ---------        ---------
Net loss to common shareholders ............................      $ (5,344)       $ (12,882)       $ (46,409)
                                                                  ========        =========        =========
Comprehensive loss .........................................      $ (5,344)       $ (12,882)       $ (46,409)
                                                                  ========        =========        =========
Net loss per common share -- (basic and diluted) ...........      $  (0.07)       $   (0.20)       $   (0.90)
                                                                  ========        =========        =========
Weighted average number of common shares
 (basic and diluted) .......................................        73,388           63,390           51,698
                                                                  ========        =========        =========

          See accompanying notes to consolidated financial statements.

                      CHECKERS DRIVE-IN RESTAURANTS, INC.
                               AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
    YEARS ENDED DECEMBER 28, 1998, DECEMBER 29, 1997 AND DECEMBER 30, 1996
                            (DOLLARS IN THOUSANDS)

                                                                           ADDITIONAL                                 NET
                                                      PREFERRED   COMMON     PAID-IN      RETAINED    TREASURY   STOCKHOLDERS'
                                                        STOCK      STOCK     CAPITAL      DEFICIT       STOCK       EQUITY
                                                     ----------- -------- ------------ ------------- ---------- --------------
Balance at January 1, 1996 .........................     $ --       $52     $ 93,029     $ (12,705)    $ (400)    $  79,976
Issuance of 200,000 shares of common stock
  at $1.14 as payment on long-term debt.............       --        --          222            --         --           222
Issuance of 40,000 shares of common stock
  at $1.19 per share to pay consulting fees.........       --        --           47            --         --            47
Warrants issued to investor group ..................       --        --        6,463            --         --         6,463
Employee stock options vested
  upon severance ...................................       --        --           41            --         --            41
Net loss ...........................................       --        --           --       (46,409)        --       (46,409)
                                                         ----       ---     --------     ---------     ------     ---------
Balance at December 30, 1996 .......................       --        52       99,802       (59,114)      (400)       40,340
Private placement of 8,981,453 shares of
  common stock and 87,719 shares of
  preferred stock ..................................        0         9       19,373            --         --        19,382
Exercise of employee stock option for 125
  shares of common stock ...........................       --         0            0            --         --             0
Conversion of preferred stock to
  common stock .....................................       --         9           (9)           --         --            --
Issuance of 1,116,376 shares of
  common stock in payment of
  long-term debt ...................................       --         1        1,271            --         --         1,272
Issuance of 192,308 shares of common stock
  in payment of long-term debt .....................       --         0          196            --         --           196
Issuance of 1,093,124 shares of
  common stock in payment of
  long-term debt and accrued interest ..............       --         1        1,174            --         --         1,175
Issuance of 220,751 shares of common stock
  in payment of long-term debt and
  accrued interest..................................       --         0          192            --         --           192
Net loss ...........................................       --        --           --       (12,186)        --       (12,186)
                                                         ----       ---     --------     ---------     ------     ---------
Balance at December 29, 1997 .......................       --       $73     $121,999     $ (71,300)    $ (400)    $  50,372
Issuance of 651,061 shares of common stock
  in payment of long-term debt and
  accrued interest, net of payments for
  purchase price protection ........................       --         0           (2)           --         --            (2)
Exercise of 5,000 employee stock options ...........       --         0            4            --         --             4
Additional payments for purchase price
  protection related to 1997 private
  placement (note 3) ...............................       --        --         (422)           --         --          (422)
Net loss ...........................................       --        --           --        (5,344)        --        (5,344)
                                                         ----       ---     --------     ---------     ------     ---------
Balance at December 28, 1998 .......................     $ --       $73     $121,579     $ (76,644)    $ (400)    $  44,608
                                                         ====       ===     ========     =========     ======     =========

          See accompanying notes to consolidated financial statements.

                      CHECKERS DRIVE-IN RESTAURANTS, INC.
                               AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                            (DOLLARS IN THOUSANDS)

                                                                                FISCAL YEAR ENDED
                                                                 -----------------------------------------------
                                                                  DECEMBER 28,     DECEMBER 29,     DECEMBER 30,
                                                                      1998             1997             1996
                                                                 --------------   --------------   -------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss .....................................................      $ (5,344)       $ (12,186)       $ (46,409)
Adjustments to reconcile net loss to net cash provided
 by operating activities:
  Depreciation and amortization ..............................        10,034           10,576           13,173
  Impairment of long-lived assets ............................         1,757              565           15,282
  Provision for losses on assets to be disposed of ...........         1,196              312            7,132
  Provision for bad debt .....................................           751            1,013            1,311
  Deferred loan cost amortization ............................         2,026            3,650            1,300
  Loss provision .............................................            --              150            1,991
  Gain on debt extinguishment ................................          (141)            (359)              --
  Loss (gain) on disposal of property & equipment ............           219              243              (75)
  Minority interests in operations of joint ventures .........           (73)             (66)          (1,509)

Changes in assets and liabilities:
  Increase in accounts receivable ............................          (754)          (1,501)            (474)
  Decrease in notes receivable ...............................            29              133            3,012
  Decrease in inventory ......................................           154              170              346
  Decrease (increase) in income taxes receivable .............            --            3,514             (242)
  Decrease in deferred income tax assets .....................            --               --            3,358
  Increase in prepaid expenses and other
     current assets ..........................................          (202)            (105)             (90)
  (Increase) decrease in deposits and other
     noncurrent assets .......................................           (17)             142             (309)
  (Decrease) increase in accounts payable ....................        (2,257)          (6,608)           4,273
  (Decrease) increase in accrued liabilities .................        (4,467)          (3,452)           2,525
  Decrease in deferred income taxes liabilities ..............            --             (197)            (261)
  Increase in deferred income ................................           176               --               --
                                                                    --------        ---------        ---------
  Net cash provided by (used in)
     operating activities ....................................         3,087           (4,006)           4,334
                                                                    --------        ---------        ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures .......................................        (1,525)          (1,671)          (4,240)
  Proceeds from sale of assets ...............................         2,019            4,166            1,813
  Acquisitions of restaurants ................................            --             (282)            (204)
                                                                    --------        ---------        ---------
  Net cash provided by (used in)
     investing activities ....................................      $    494        $   2,213        $  (2,631)
                                                                    --------        ---------        ---------

          See accompanying notes to consolidated financial statements.

                      CHECKERS DRIVE-IN RESTAURANTS, INC.
                               AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                            (DOLLARS IN THOUSANDS)

                                                                         FISCAL YEAR ENDED
                                                          -----------------------------------------------
                                                           DECEMBER 28,     DECEMBER 29,     DECEMBER 30,
                                                               1998             1997             1996
                                                          --------------   --------------   -------------
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of long-term debt ..............     $  10,000        $      --        $     --
Deferred loan costs incurred ..........................          (431)              --              --
Proceeds from (payments of) issuance of
  short-term debt, net ................................            --           (2,500)          1,500
Principal payments on long-term debt ..................       (12,317)         (14,183)         (3,584)
Net proceeds from sale of stock .......................            --           19,414              --
Proceeds from investment by minority interest .........            --               --             285
Distributions to minority interests ...................           (90)             (73)           (212)
                                                            ---------        ---------        --------
  Net cash (used in) provided by
     financing activities .............................        (2,838)           2,658          (2,011)
                                                            ---------        ---------        --------
  Net increase (decrease) in cash .....................           742              865            (308)

CASH AT BEGINNING OF PERIOD ...........................         3,921            3,056           3,364
                                                            ---------        ---------        --------
CASH AT END OF PERIOD .................................     $   4,663        $   3,921        $  3,056
                                                            =========        =========        ========
Supplemental disclosures of cash flow information:
  Interest paid .......................................     $   3,972        $   5,399        $  5,842
                                                            =========        =========        ========
  Income taxes paid ...................................     $      --        $      --        $     --
                                                            =========        =========        ========
SCHEDULE OF NONCASH INVESTING AND
FINANCING ACTIVITIES:
  Note received on sale of assets .....................     $      --        $     179        $     --
                                                            =========        =========        ========
  Capital lease obligations incurred ..................     $     659        $     491        $    225
                                                            =========        =========        ========
  Acquisitions of restaurants:
   Fair value of assets acquired ......................     $      --        $   1,360        $  9,906
   Receivables forgiven ...............................            --             (114)         (5,429)
   Reversal of deferred gain ..........................            --               --           1,422
   Liabilities assumed ................................            --             (898)         (5,695)
   Assets distributed .................................            --             (438)             --
   Reduction of minority interest .....................            --              372              --
                                                            ---------        ---------        --------
     Total cash paid for the net
         assets acquired ..............................     $      --        $     282        $    204
                                                            =========        =========        ========
Stock issued for repayment of debt and
  accrued interest ....................................     $     113        $   2,901        $    228
                                                            =========        =========        ========
Stock issued for payment of consulting fees ...........     $      --        $     229        $     47
                                                            =========        =========        ========

          See accompanying notes to consolidated financial statements.

                      CHECKERS DRIVE-IN RESTAURANTS, INC.
                               AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          DECEMBER 28, 1998, DECEMBER 29, 1997 AND DECEMBER 30, 1996
           (TABULAR DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES

     a) PURPOSE AND ORGANIZATION -- The principal business of Checkers Drive-In Restaurants, Inc. ("Checkers") and (the "Company") is the operation and franchising of Checkers restaurants. At December 28, 1998 there were 462 Checkers restaurants operating in 22 different states, the District of Columbia, Puerto Rico and West Bank in the Middle East. Of those restaurants, 230 were Company-operated (including twelve restaurants owned by general and limited partnerships, "the joint ventures") and 232 were operated by franchisees. The accounts of the joint ventures have been included with those of the Company in these consolidated financial statements. The consolidated financial statements also include the accounts of all of the Company's 100% owned subsidiaries and one limited partnership which has ceased operations of its sole restaurant. Intercompany balances and transactions have been eliminated in consolidation and minority interests have been established for the outside partners' interests. The Company reports on a fiscal year which will end on the Monday closest to December 31st. Each quarter consists of three 4-week periods, with the exception of the fourth quarter which consists of four 4-week periods.

     b) CASH AND CASH EQUIVALENTS -- The Company considers all highly liquid instruments purchased with a maturity of less than three months to be cash equivalents. Restricted Cash consists of cash on deposit with various financial institutions as collateral to support the Company's obligations to certain states for potential workers' compensation claims. This cash is not available for the Company's use until such time that the respective states permit its release.

     c) RECEIVABLES -- Receivables consist primarily of royalties and notes due from franchisees, notes and accounts receivable from the sale of MRP's. A rollforward of the total allowances for doubtful receivables is as follows:

                                              BALANCE AT     ADDITIONS                    BALANCE AT
                                              BEGINNING     CHARGED TO                      END OF
   DESCRIPTION                                OF PERIOD       EXPENSE      DEDUCTIONS       PERIOD
   -----------                              ------------   ------------   ------------   -----------
   Year ended December 30, 1996 .........      $1,358         $1,311         $  452         $2,217

   Year ended December 29, 1997 .........      $2,217         $1,013         $1,095         $2,135

   Year ended December 28, 1998 .........      $2,135         $  751         $  537         $2,349

     d) INVENTORIES -- Inventories, which consist principally of food and supplies, are stated at the lower of cost, first-in, first-out (FIFO) method or market.

     e) PRE-OPENING COSTS -- Pre-opening costs are expensed as incurred.

                      CHECKERS DRIVE-IN RESTAURANTS, INC.
                               AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES--(CONTINUED)

     f) DEFERRED LOAN COSTS -- Deferred loan costs of $6.9 million incurred in connection with the Company's November 22, 1996 restructure of its primary credit facility (see Notes 4 and 9) are being amortized using the effective interest method. During 1998 and 1997, the Company expensed an additional $222,000 and $1.2 million, respectively, of deferred loan costs due to unscheduled principal reductions made during those years.

     g) PROPERTY AND EQUIPMENT -- Property and equipment (P & E) are stated at cost except for P & E that have been impaired, for which the carrying amount is reduced to estimated fair value. P & E under capital leases are stated at their fair value at the inception of the lease. Depreciation and amortization are computed on straight-line method over the estimated useful lives of the assets. Property held for sale includes various excess restaurant facilities and land. The aggregate carrying value of property and equipment held for sale is periodically reviewed and adjusted downward to market value, when appropriate.

     h) INTANGIBLES -- Goodwill and other intangibles are being amortized over 20 years and 3 to 7 years, respectively, on a straight-line basis (SFAS 121 impairments of goodwill were $390,000 in 1998, $565,000 in 1997 and $4.6 million in 1996). Amortization expense related to intangibles in 1998, 1997 and 1996 was $1.0 million, $1.0 million and $1.8 million, respectively.

     i) REVENUE RECOGNITION -- Franchise fees and area development franchise fees are generated from the sale of rights to develop, own and operate Checkers restaurants. Area development franchise fees are based on the number of potential restaurants in a specific area which the franchisee agrees to develop pursuant to the terms of the Area Development Agreement between the Company and the franchisee and are recognized as income on a pro-rata basis when substantially all of the Company's obligations per location are satisfied (generally at the opening of a restaurant). Both franchise fees and area development franchise fees are non-refundable. Franchise fees and area development franchises fees received prior to the substantial completion of the Company's obligations are deferred. The Company receives royalty fees from franchisees, generally in the amount of 4% of each restaurant's revenues. Royalty fees are recognized as earned. The Champion Modular Restaurant division recognizes revenues on the percentage-of-completion method, measured by the percentage of costs incurred to the estimated total costs of the contract.

     j) INCOME TAXES -- The Company accounts for income taxes under the Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109). Under the asset or liability method of SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement

                      CHECKERS DRIVE-IN RESTAURANTS, INC.
                               AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES--(CONTINUED)

carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     k) EARNINGS PER SHARE -- The Company calculates basic and diluted earning
(loss) per share in accordance with the Statement of Financial Accounting Standard No. 128, "Earnings per Share", which is effective for periods ending after December 15, 1997.

     l) STOCK OPTIONS -- As discussed in Note 8, the Company utilizes the disclosure-only provisions of Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation".

     m) IMPAIRMENT OF LONG-LIVED ASSETS -- The Company accounts for long-lived assets under the Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of" (SFAS 121) which requires the write-down of certain intangibles and tangible property associated with under-performing sites. In applying SFAS No. 121 the Company reviewed all stores that recorded losses in the applicable fiscal years and performed a discounted cash flow analysis where indicated for each store based upon such results projected over a ten or fifteen year period. This period of time was selected based upon the lease term and the age of the building, which the Company believes is appropriate based upon its operating history and the estimated useful life of its restaurants. Impairments were recorded to adjust the asset values to the amount recoverable under the discounted cash flow analysis in the cases where the undiscounted cash flows were not sufficient for full asset recovery, in accordance with SFAS No. 121. The effect of applying SFAS No. 121 resulted in a reduction of property and equipment and goodwill of $1.8 million in 1998, $565,000 in 1997 and $14.8 million in 1996.

     n) DISCLOSURES ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS -- The balance sheets as of December 28, 1998, and December 29, 1997, reflect the fair value amounts which have been determined, using available market information and appropriate valuation methodologies. However, considerable judgement is necessarily required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. The carrying

                      CHECKERS DRIVE-IN RESTAURANTS, INC.
                               AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES--(CONTINUED)

amounts of cash and equivalents, receivables, accounts payable, and long-term debt which are a reasonable estimate of their fair value. Interest rates that are currently available to the Company for issuance of debt with similar terms and remaining maturities are used to estimate fair value for debt issues that are not quoted on an exchange.

     o) SEGMENT REPORTING -- SFAS No. 131, "Disclosures about segments of an enterprise and related information" (Statement 131) changes the way public companies report information about segments of their business in their annual financial statements and requires them to report selected segment information in their quarterly reports issued to shareholders. It also requires entity-wide disclosures about the products, services an entity provides, the material countries in which it holds assets and reports revenues, and its major customers. Statement 131 is effective for fiscal years beginning after December 15, 1997. The Company operates primarily in the quick-service restaurant industry. The Company's Champion Modular Restaurants division does not have a material effect upon the Company's financial statements.

     p) USE OF ESTIMATES -- The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

     q) RECLASSIFICATIONS -- Certain amounts in the 1997 and 1996 financial statements have been reclassified to conform to the 1998 presentation.

NOTE 2: LIQUIDITY

     The Company has a working capital deficit of $6.3 million at December 28, 1998. It is anticipated that the Company will continue to have a working capital deficit since approximately 88% of the Company's assets are long-term (primarily property, equipment, and intangibles), and since all operating trade payables, accrued expenses, and property and equipment payables are current liabilities of the Company. At December 28, 1998, a significant portion ($17.4 million) of the Company's long-term debt relates to the Company's Restated Credit Agreement which originally was to mature on July 31, 1999. On March 24, 1999, the Company and Santa Barbara Restaurant Group, Inc. ("SBRG"), a company which is an 8.2% owner (as of December 31, 1998) of Rally's, executed a letter of intent whereby SBRG agreed to acquire approximately $1.9 million of debt due to two members of the

                      CHECKERS DRIVE-IN RESTAURANTS, INC.
                               AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

NOTE 2: LIQUIDITY--(CONTINUED)

lender group. The terms associated with the SBRG debt will be identical to terms that other participants of the lender group have pursuant to the Restated Credit Agreement. On March 24, 1999, SBRG and the other remaining members of the lender group have also agreed to an extension of the maturity date to April 30, 2000. As of December 28, 1998, Fidelity National Financial, Inc. owned 31.1% of the outstanding common stock of SBRG (see Note 4).

NOTE 3: PROPERTY AND EQUIPMENT

     Property and Equipment consists of the following:

                                                    DECEMBER 28,     DECEMBER 29,     USEFUL LIFE
                                                        1998             1997          IN YEARS
                                                   --------------   --------------   ------------
   Land and improvements .......................     $  53,334        $  55,583            0-15
   Buildings ...................................        28,748           28,671         20-31.5
   Equipment, furniture and fixtures ...........        45,048           45,141            5-10
                                                     ---------        ---------         -------
                                                       127,130          129,395
   Less accumulated depreciation ...............       (50,055)         (42,234)
                                                     ---------        ---------
                                                        77,075           87,161
                                                     ---------        ---------
   Properties held under capital lease .........         1,464              787
   Less accumulated amortization ...............          (149)             (59)
                                                     ---------        ---------
                                                         1,315              728
                                                     =========        =========
   Net property and equipment ..................     $  78,390        $  87,889
                                                     =========        =========

                      CHECKERS DRIVE-IN RESTAURANTS, INC.
                               AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

NOTE 4: LONG-TERM DEBT

     Long-term debt consists of the following:

                                                                    DECEMBER 28,     DECEMBER 29,
                                                                        1998             1997
                                                                   --------------   -------------
   Note payable under Restated Credit Agreement at 13%
    interest due each 28 day period, originally maturing
    July 31, 1999, subsequently extended to April 30, 2000
    (see Note 2) ...............................................       $17,432         $26,077

   Notes payable due at various dates secured by building
    and equipment with interest rates primarily ranging from
    9.0% to 11.32%, payable monthly ............................         1,214           4,530

   Mortgages payable to FFCA Acquisition Corporation
    secured by 24 Company owned restaurants, payable in
    aggregate monthly installments of $93,213, including
    interest at 9.5% ...........................................        10,000              --

   Other, at interest rates ranging from 7.0% to 10.0% .........           997           1,367
                                                                       -------         -------
   Total long-term debt ........................................        29,643          31,974
   Less current installments ...................................           998           3,329
                                                                       -------         -------
   Long-term debt, less current maturities .....................       $28,645         $28,645
                                                                       =======         =======

     Aggregate maturities under the existing term of the long-term debt agreements for each of the succeeding five years are as follows:

   1999 .........................................................   $   998

   2000 .........................................................    18,475

   2001 .........................................................       321

   2002 .........................................................       310

   2003 .........................................................       340

   Thereafter ...................................................     9,199
                                                                    -------
                                                                    $29,643
                          =======

     On November 14, 1996, and prior to consummation of a formal debt restructuring with an investor group led by an affiliate of Capital Management, LLC (collectively, "DDJ") the debt under the Company's then outstanding loan agreement and credit line was acquired from DDJ by a group of entities and individuals, most of whom are engaged in the quick-service restaurant business. This investor group (the "CKE Group") was led by CKE Restaurants, Inc. ("CKE"), the parent of Carl Karcher Enterprises, Inc., Hardees Food Systems, Inc., Taco Bueno Restaurants, Inc., and Summit Family Restaurants, Inc. Also participating were most members of the DDJ Group, Fidelity National Financial, Inc, ("Fidelity") and KCC Delaware, a wholly-owned subsidiary of GIANT GROUP, LTD. ("GIANT"). CKE, GIANT and an affiliate of Fidelity (Santa Barbara Restaurant Group, Inc.) are the largest stockholders of Rally's.

                      CHECKERS DRIVE-IN RESTAURANTS, INC.
                               AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

NOTE 4: LONG-TERM DEBT--(CONTINUED)

     On November 22, 1996, the Company and the CKE Group executed an Amended and Restated Credit Agreement (the "Restated Credit Agreement") thereby completing a restructuring of the debt under the loan agreement and credit line. The Restated Credit Agreement consolidated all of the debt under the loan agreement and the credit line into a single obligation. At the time of the restructuring, the outstanding principal balance under the loan agreement and credit line was $35.8 million. Pursuant to the terms of the Restated Credit Agreement, the term of the debt was extended by one (1) year until July 31, 1999, and the interest rate on the indebtedness was reduced to a fixed rate of 13%. In addition, all principal payments were deferred until May 19, 1997, and the CKE Group agreed to eliminate certain financial covenants, to relax others and to eliminate approximately $4.3 million in restructuring fees and charges. The Restated Credit Agreement also provided that certain members of the CKE Group agreed to provide to the Company a short term revolving line of credit of up to $2.5 million, also at a fixed interest rate of 13% (the "Secondary Credit
Line). In consideration for the restructuring, the Restated Credit Agreement required the Company to issue to the members of the CKE Group warrants to purchase an aggregate of 20 million shares of the Company's common stock at an exercise price of $.75 per share, which was the approximate market price of the common stock prior to the announcement of the debt transfer. Since November 22, 1996, the Company has reduced the principal balance under the Restated Credit Agreement by $18.4 million and has repaid the Secondary Credit Line in full. A portion of the funds utilized to make these principal reduction payments were obtained by the Company from the sale of certain closed restaurant sites to third parties. Additionally, the Company utilized $10.5 million of the proceeds from the February 21, 1997, private placement and $8.0 million of the proceeds of a $10.0 million mortgage financing transaction completed on December 18, 1998 for these principal reductions, both which are described later in this section. Pursuant to the Restated Credit Agreement, the prepayments of principal made in 1996 and early in 1997 relieved the Company of the requirement to make any of the regularly scheduled principal payments under the Restated Credit Agreement which would have otherwise become due in fiscal year 1998 through maturity. The Amended and Restated Credit Agreement provides however, that 50% of any future asset sales must be utilized to prepay principal. See Note 2: "Liquidity", for additional information occurring subsequent to December 28, 1998 regarding the extension of the maturity date of the Restated Credit Agreement.

     On February 21, 1997, the Company completed a private placement (the "Private Placement") of 8,981,453 shares of the Company's common stock, $.001 par value, and 87,719 shares of the Company's Series A preferred stock, $114 par value (the "Preferred Stock"). CKE purchased 6,162,299 of the Company's common stock and 61,623 of the Preferred Stock and other qualified investors, including other members of the CKE Group of

                      CHECKERS DRIVE-IN RESTAURANTS, INC.
                               AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

NOTE 4: LONG-TERM DEBT--(CONTINUED)

lenders under the Restated Credit Agreement and Raymond James and Associates, Inc. also participated in the Private Placement. The Company received approximately $19.5 million in net proceeds after $500,000 of issuance costs from the Private Placement. The Company used $8 million of the Private Placement proceeds to reduce the principal balance due under the Restated Credit Agreement; $2.5 million was utilized to repay the Secondary Credit Line; $2.3 million was utilized to pay outstanding balances to various key food and paper distributors; and the remaining amount was used primarily to pay down outstanding balances due certain other vendors. Raymond James and Associates, Inc. received 209,524 shares of the common stock for services related to the Private Placement. Under the purchase price protection provisions of these 209,524 shares, the Company paid Raymond James and Associates, Inc. $170,000 and has accrued an additional $252,000 at December 28, 1998.

     On August 6, 1997, the 87,719 shares of preferred stock issued in connection with the Private Placement were converted into 8,771,900 shares of the Company's common stock valued at $10 million. In accordance with the agreement underlying the Private Placement, the Company also issued 610,524 shares of common stock as a dividend pursuant to the liquidation preference provisions of the Private Placement Agreement, valued at $696,000 to the holders of the preferred stock issued in the Private Placement. This dividend was charged to additional paid-in capital due to the retained deficit position of the Company.

     At November 13, 1997 the effective date of the registration statements filed on Forms S-4 the Company had outstanding promissory notes in the aggregate principal amount of approximately $3.2 million, (the "Notes") payable to Rall-Folks, Inc. ("Rall-Folks"), Restaurant Development Group, Inc. ("RDG") and Nashville Twin Drive-Through Partners, L.P. ("N.T.D.T."). The Company agreed to acquire the Notes issued to Rall-Folks and RDG in consideration of the issuance of an aggregate of approximately 1.9 million shares of Common Stock and the Note issued to NTDT in exchange for a convertible note in the same principal amount and convertible into approximately 614,000 shares of Common Stock pursuant to agreements entered into in 1995 and subsequently amended. All three of the parties received varying degrees of protection on the purchase price of the promissory notes. Accordingly, the actual number of shares to be issued was to be determined by the market price of the Company's stock. Consummation of the Rall-Folks, RDG, and NTDT purchases occurred on November 24, December 5, and November 24, 1997, respectively.

     During December 1997, the Company issued an aggregate of 2,622,559 shares of common stock in payment of $2.9 million of principal and accrued interest relating to the Notes. After these issuance's, the remaining amount owed in relation to these Notes was $322,000, payable to NTDT. During 1998, the Company issued an additional 359,129

                      CHECKERS DRIVE-IN RESTAURANTS, INC.
                               AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

NOTE 4: LONG-TERM DEBT--(CONTINUED)

shares of common stock and paid $121,000 in cash to NTDT, issued 12,064 shares of common stock to RDG and issued 279,868 shares of common stock and paid $86,000 in cash to Rall-Folks and paid $29,000 in cash in full settlement of all remaining amounts owed in relation to debt principal, accrued interest, and purchase price protection under the Notes.

     On December 18, 1998, the Company completed a mortgage financing agreement with FFCA Acquisition Corporation ("FFCA") whereby the Company received $10.0 million, which is collateralized by 24 restaurants. Of the net proceeds from FFCA of approximately $9.6 million, the Company used $8.0 million to pay down the Restated Credit Agreement, resulting in the expensing of an additional $222,000 of deferred financing costs related to the Restated Credit Agreement. Additionally, the Company utilized approximately $612,000 to retire other debts associated with the collateral upon closing. This mortgage financing is payable monthly at $93,000, including interest at 9.5% and has a term of 20 years.

     The Company's Restated Credit Agreement with the CKE Group contains restrictive covenants which include the consolidated EBITDA covenant as defined. As of December 28, 1998, the Company was in violation of the consolidated EBITDA covenant. The Company received a waiver for periods 11 through 13 of fiscal 1998, and for all periods remaining through the earlier of July 12, 1999 or the effective date of the Merger with Rally's (See Note 13).

                      CHECKERS DRIVE-IN RESTAURANTS, INC.
                               AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

NOTE 5: INCOME TAXES

     Income tax expense (benefit) from continuing operations in fiscal years 1998, 1997 and 1996 Amounted to $-0-, $-0- and $151,000, respectively.

     Income tax expense (benefit) consists of:

                          CURRENT      DEFERRED     TOTAL
                       ------------   ----------   ------
   1998
   Federal .........     $     --       $   --      $ --
   State ...........           --           --        --
                         --------       ------      ----
                         $     --       $   --      $ --
                         ========       ======      ====
   1997
   Federal .........     $     --       $   --      $ --
   State ...........           --           --        --
                         --------       ------      ----
                         $     --       $   --      $ --
                         ========       ======      ====
   1996
   Federal .........     $ (3,397)      $3,397      $ --
   State ...........          190          (39)      151
                         --------       ------      ----
                         $ (3,207)      $3,358      $151
                         ========       ======      ====

     Actual income tax expense differs from the amount computed by applying the U.S. Federal income tax rate of 35% to earnings before income taxes as follows is:

                                                                  FISCAL YEAR ENDED
                                                   -----------------------------------------------
                                                    DECEMBER 28,     DECEMBER 28,     DECEMBER 30,
                                                        1998             1997             1996
                                                   --------------   --------------   -------------
   "Expected" tax benefit ......................      $ (1,817)        $ (4,265)       $ (16,190)
   State taxes, net of federal benefit .........          (210)            (474)          (1,802)
   Change in valuation allowance for
    deferred tax asset allocated to
    income tax expense .........................         2,010            4,624           18,125
   Other, net ..................................            17              115               18
                                                      --------         --------        ---------
   Actual tax expense ..........................      $     --         $     --        $     151
                                                      ========         ========        =========

                      CHECKERS DRIVE-IN RESTAURANTS, INC.
                               AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

NOTE 5: INCOME TAXES--(CONTINUED)

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities, are presented below:

                                                                      DECEMBER 28,     DECEMBER 29,
                                                                          1998             1997
                                                                     --------------   -------------
   Deferred tax assets:
    Impairment of long-lived assets under SFAS 121 ...............     $  16,428        $  15,885
    Accrued expenses and provisions for restructuring
      and restaurant relocations and abandoned sites,
      principally due to deferral for income tax purpose .........         7,761            8,121
   Federal net operating losses and credits ......................        22,798           19,583
   State net operating losses and credits ........................         3,400            3,032
   Deferral of franchise income and costs associated with
    franchise openings in progress ...............................            92               76
   Other .........................................................            --              680
                                                                       ---------        ---------
     Total gross deferred tax assets .............................        50,479           47,377
   Valuation allowance ...........................................       (32,375)         (30,365)
                                                                       ---------        ---------
     Deferred tax assets .........................................     $  18,104           17,012
                                                                       ---------        ---------
   Deferred tax liabilities:
    Property and equipment, principally due to
      differences in depreciation ................................        17,935           16,899
    Other ........................................................           169              113
                                                                       ---------        ---------
    Total gross deferred tax liabilities .........................        18,104           17,012
      Net deferred tax assets ....................................     $      --        $      --
                                                                       =========        =========

     The net change in the valuation allowance in the years ended December 28, 1998 and December 29, 1997 was an increase of $2.0 million and $4.6 million, respectively. The Company has provided the valuation allowance of $32.4 million since management can not determine that it is more likely than not that the deferred tax assets will be realized.

     As of December 28, 1998 the Company had net operating loss carry forwards for Federal income tax purposes of $61.6 million of which $54.4 million expires in various amounts from 2010 to 2012 and $7.2 million expires in 2017. The Company also has alternative minimum tax credit carry forwards of approximately $1.3 million which are available to reduce future regular income taxes, if any, over an indefinite period. The Targeted Jobs Tax credit carry forwards in the amount of $446,000 expire in various amounts from 2006 to 2009.

     Pursuant to Section 382 of the Internal Revenue Code of 1986, as amended, the utilization of the Company's net operating loss carryforwards to offset future taxable income

                      CHECKERS DRIVE-IN RESTAURANTS, INC.
                               AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

NOTE 5: INCOME TAXES--(CONTINUED)

may be limited if the Company experiences a change in ownership of more than 50 percentage points within a three year period. As of December 28, 1998, the Company had not experienced an ownership change that would subject its net operating loss carryforwards or tax credit carryforwards to be limited in offsetting future taxable income and tax, respectively. However, on January 29, 1999, the Company and Rally's announced the signing of a definitive merger agreement pursuant to which Rally's will merge into Checkers in an all stock transaction, "the Merger" (see Note 13). The Company believes that the Merger would cause it to experience an ownership change. In the event of the Merger, the Company would be significantly limited in utilizing its net operating loss carryforwards and tax credit carryforwards arising before the ownership change to offset future taxable income and tax, respectively. It is anticipated that a significant amount of the Company's net operating loss carryforwards and tax credit carryforwards could expire before becoming available under Section 382.

NOTE 6: RELATED PARTIES

     Effective November 10, 1997, Checkers and Rally's entered into an employment agreement with James J. Gillespie, pursuant to which he is to serve as Chief Executive Officer of both Checkers and Rally's. Mr. Gillespie is also to serve as a director of Checkers and Rally's. The term of employment is for two years, subject to automatic renewal by Checkers and Rally's for one-year periods thereafter, at an annual base salary of $283,000. Mr. Gillespie is also entitled to participate in the incentive bonus plans of Checkers and Rally's. Upon execution of the employment agreement, Mr. Gillespie was granted an option to purchase 300,000 shares of Rally's common stock, $.10 par value per share, and received a signing bonus of $50,000. The options vest in three equal annual installments commencing on November 10, 1998; provided that if the term of the agreement is not extended to November 10, 2000, the option shall become fully vested on November 10, 1999. Mr. Gillespie is entitled to choose to participate in either Checkers or Rally's employee benefit plans and programs and is entitled to reimbursement of his reasonable moving expenses and a relocation fee of $5,000. The agreement may be terminated at any time for cause. If Mr. Gillespie is terminated without cause, he will be entitled to receive his base annual salary, and any earned unpaid bonus, through the unexpired term of the agreement, payable in a lump sum or as directed by Mr. Gillespie. Mr. Gillespie has agreed to keep confidential all non-public information about Checkers and Rally's during the term of his employment and for a two-year period thereafter. In addition, Mr. Gillespie has agreed that he will not, during his employment, engage in any business, which is competitive with either Checkers or Rally's. Checkers and Rally's will share the costs associated with his agreement, pursuant to that certain Management Services Agreement dated November 30, 1997.

                      CHECKERS DRIVE-IN RESTAURANTS, INC.
                               AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

NOTE 6: RELATED PARTIES--(CONTINUED)

     Effective November 30, 1997 the Company entered into a Management Services Agreement with Rally's, whereby Checkers is providing accounting, technology, and other functional and management services to predominantly all of the operations of Rally's. The Management Services Agreement carries a term of seven years, terminable upon the mutual consent of the parties. The Company will receive fees from Rally's relative to the shared departmental costs times the respective store ratio. Checkers increased its corporate and regional staff in late 1997 and 1998 in order to meet the demands of the agreement, but management believes the income generated by this agreement has enabled Checkers to attract the management staff with expertise necessary to more successfully manage and operate both companies at significantly reduced costs to both entities. During 1998 and 1997, the Company charged Rally's $5.6 million and $95,000, respectively in accordance with the Management Service Agreement. Overall, the Company believes many of the fundamental steps have been taken to improve the Company's initiative toward profitability, but there can be no assurance that it will be able to do so. Management believes that cash flows generated from operations, and asset sales should allow the Company to continue to meet its financial obligations and to pay operating expenses. On January 29, 1999, Checkers and Rally's announced the signing of a definitive merger agreement pursuant to which Rally's will merge into Checkers in an all stock transaction (See Note 13).

     During 1998 and in 1997, the Company incurred $87,000 and $539,000, respectively, in legal fees from a law firm in which a current Director of the Company is a partner.

     Also during 1998, the Company purchased $226,000 of equipment from Hardees Equipment Division, a wholly-owned subsidiary of CKE Restaurants, Inc.

     In addition, during 1998, the Company entered into two capital lease agreements with Granite, a wholly-owned subsidiary of Fidelity (See Note 11:
a).

NOTE 7: ACQUISITIONS AND DISPOSITIONS

     On July 1, 1996, the Company acquired certain general and limited partnership interests in nine Checkers restaurants in the Chicago area, three wholly-owned Checkers restaurants and other assets and liabilities as a result of the bankruptcy of Chicago Double-Drive Thru, Inc. ("CDDT"). These assets were received in lieu of past due royalties, notes receivable and accrued interest, from CDDT which totaled, net of reserves, $3.3 million. Assets of $8.9 million ($7.0 million tangible and $1.9 million intangible) and liabilities of approximately $3.0 million were consolidated into the balance sheet of the Company as of the acquisition date. Long-term debt of $1.6 million was assumed as a result of the acquisition of the assets of CDDT, including an obligation to the Internal Revenue Service of

                      CHECKERS DRIVE-IN RESTAURANTS, INC.
                               AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

NOTE 7: ACQUISITIONS AND DISPOSITIONS--(CONTINUED)

$545,000 and an obligation to the State of Illinois Department of Revenue of $155,000, each subject to interest at 9.125% per year and notes payable of $922,000 to a bank and other parties with interest at rates ranging from 8.11% to 10.139%. In addition non-interest bearing notes, certain accounts payable and accrued liabilities totalling $1.4 million related to this acquisition were assumed by the Company.

     During 1997, the Company acquired the minority share of one joint-venture restaurant, the operations and certain of the equipment including one MRP associated with five operating franchise restaurants and one closed franchise restaurant having an aggregate fair value of $1.4 million, for a total net cash disbursement of $282,000. As a result of these acquisitions, the Company assumed indebtedness of $898,000, including long-term debt and capital lease obligation of $803,000 and other accruals of $95,000. As a result of these transactions, minority interests of $372,000 were eliminated, receivables of $114,000 were forgiven, property of $438,000 was distributed and goodwill of $831,000 was recorded.

     The operations of the 1996 and 1997 acquisitions are included in these financial statements from the date of purchase. The impact of these acquisitions on the consolidated results of operations for the period prior to acquisitions is immaterial.

NOTE 8: STOCK OPTION PLANS

     In August 1991, the Company adopted the 1991 Stock Option Plan (the "1991 Stock Option Plan"), as amended for employees whereby incentive stock options, nonqualified stock options, stock appreciation rights and restrictive shares can be granted to eligible salaried individuals. The plan was amended on August 6, 1997 to increase the number of shares subject to the Plan from 3,500,000 to 5,000,000.

     In 1994, the Company adopted a Stock Option Plan for Non-Employee Directors, as amended (The "Directors Plan"). The Directors Plan was amended on August 6, 1997 by the approval of the Company's stockholders to increase the number of shares subject to the Directors Plan from 200,000 to 5,000,000 and provides for the automatic grant to each non-employee director upon election to the Board of Directors a non-qualified, ten-year option to acquire shares of the Company's common stock, with the subsequent automatic grant on the first day of each fiscal year thereafter during the time such person is serving as a non-employee director of a non-qualified ten-year option to acquire additional shares of common stock. One-fifth of the shares of common stock subject to each initial option grant become exercisable on a cumulative basis on each of the first five anniversaries of the grant of such option. One-third of the shares of common stock subject to each subsequent option grant become exercisable on a cumulative basis on each of the first three

                      CHECKERS DRIVE-IN RESTAURANTS, INC.
                               AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

NOTE 8: STOCK OPTION PLANS--(CONTINUED)

anniversaries of the date of the grant of such option. Each Non-Employee Director serving on the Board as of July 26, 1994 received options to purchase 12,000 shares. Each new Non-Employee Director elected or appointed subsequent to that date also received options to purchase 12,000 shares. Each Non-Employee Director previously received additional options to purchase 3,000 shares of Common Stock on the first day of each fiscal year. On August 6, 1997 the Directors Plan was amended to provide: (i) an increase in the option grant to new Non-Employee Directors to 100,000 shares, (ii) an increase in the annual options grant to 20,000 shares and (iii) the grant of an option to purchase 300,000 shares to each Non-Employee Director who was a Director both immediately prior to and following the effective date of the amendment. Options granted to Non-Employee Directors on or after August 6, 1997 are exercisable immediately upon grant.

     Pursuant to the Directors' Plan, the Company issued options to purchase 1,400,000 shares at an exercise price of $0.9375 to the existing Directors of the Company on February 12, 1998 and issued options to purchase 100,000 shares at an exercise price of $1.375 to a new Director on June 11, 1998. Additionally, on April 27, 1998, pursuant to the 1991 Stock Option Plan, the Company issued options to purchase 3,024,250 shares at an exercise price of $1.00 and issued 300,000 shares at an exercise price of $0.84375 on August 18, 1998.

     Both the 1991 Stock Option Plan and the Directors Plan provide that the shares granted come from the Company's authorized but unissued or reacquired common stock. The exercise price of the options granted pursuant to these Plans will not be less than 100 percent of the fair market value of the shares on the date of grant. An option may vest and be exercisable immediately as of the date of the grant and no option will be exercisable, and will expire, after ten years from the date granted.

                      CHECKERS DRIVE-IN RESTAURANTS, INC.
                               AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

NOTE 8: STOCK OPTION PLANS--(CONTINUED)

     The following is a summary of stock option activity for the last three years:

                                           1998                     1997                    1996
                                -------------------------- ----------------------- ----------------------
                                                 WEIGHTED                WEIGHTED                WEIGHTED
                                                  AVERAGE                 AVERAGE                AVERAGE
                                                 EXERCISE                EXERCISE                EXERCISE
                                     SHARES        PRICE      SHARES       PRICE      SHARES      PRICE
                                --------------- ---------- ------------ ---------- ------------ ---------
   Outstanding at the beginning
    of the year ...............     5,238,430      $1.86     3,344,230     $3.94     2,631,084    $4.75
   Granted (exercise price
    equals market) ............     9,802,174       0.67     2,737,000      1.40        96,100     1.00
   Granted (exercise price
    exceeds market) ...........            --         --            --        --       953,056     1.54
   Exercised ..................            --         --          (125)     1.53            --       --
   Forfeited ..................    (6,978,416)      1.37      (842,675)     6.25      (336,010)    2.07
                                   ----------                ---------               ---------
   Outstanding at the end
    of the year ...............     8,062,188      $0.80     5,238,430     $2.21     3,344,230    $3.94
                                   ==========                =========               =========
   Options Exercisable at
    year end ..................     4,684,718                4,511,768               2,165,934
                                   ==========                =========               =========
   Weighted-average fair values
    of options granted during
    the year ..................  $       0.41               $     0.78              $     0.39
                                 ============               ==========              ==========

                                         WEIGHTED-AVERAGE     WEIGHTED                     WEIGHTED
       RANGE OF             NUMBER           REMAINING         AVERAGE        NUMBER       AVERAGE
       EXERCISE          OUTSTANDING        CONTRACTUAL       EXERCISE     EXERCISABLE     EXERCISE
        PRICES            12/28/1998        LIFE (YRS.)         PRICE      AT 12/28/98      PRICE
---------------------   -------------   ------------------   ----------   -------------   ---------
    $0.375 to $2.00       7,728,552             8.8             0.66        4,360,690        0.84
     $2.01 to $3.00         163,790             1.4             2.62          161,382        2.62
     $3.01 to $4.00          12,900             5.9             3.27            8,100        3.28
     $4.01 to $5.00              --              --               --               --          --
     $5.01 to $6.00         156,946             1.5             5.25          154,546        5.24
---------------------     ---------             ---             ----        ---------        ----
   $0.375 to $20.00       8,062,188             8.5             0.80        4,684,718        1.05
=====================     =========             ===             ====        =========        ====

     In February 1996, employees (excluding executive officers) who were granted options in 1993 and 1994 with exercise prices in excess of $2.75 were offered the opportunity to exchange for a new option grant for a lesser number of shares at an exercise price of $1.95, which represented a 25% premium over the market price of the Company's common stock on the date the plan was approved. Existing options with an exercise price in excess of $11.49 could be cancelled in exchange for new options on a three to one basis. The offer to employees expired April 30, 1996 and, as a result of this offer, options for 49,028 shares were forfeited in return for options for 15,877 shares at the $1.95 exercise price. These changes are reflected in the tables above.

                      CHECKERS DRIVE-IN RESTAURANTS, INC.
                               AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

NOTE 8: STOCK OPTION PLANS--(CONTINUED)

     On December 15, 1998, the Company repriced options granted under the 1991 Stock Option Plan and options issued outside of a plan. The new option price is $0.375, the closing market price at December 15, 1998. As a result of this transaction, 3,727,924 options in the 1991 Stock Option Plan and 1,250,000 issued outside of a plan were cancelled and reissued at the new price. These changes are reflected in the table above.

     The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation." Accordingly, no compensation cost has been recognized for the stock option plans. Had compensation cost for the Company's stock option plan for employees been determined based on the fair value at the grant date for awards in fiscal 1998, 1997, and 1996 consistent with the provisions of SFAS No. 123, the Company's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                  FISCAL YEAR END
                           --------------------------------------------------------------
                            DECEMBER 29, 1998     DECEMBER 29, 1997     DECEMBER 30, 1996
                           -------------------   -------------------   ------------------
   As Reported .........        $ (5,344)             $ (12,882)           $ (46,409)
   Pro Forma ...........        $ (6,891)             $ (14,896)           $ (47,829)
   As Reported .........        $  (0.07)             $   (0.20)           $   (0.90)
   Pro Forma ...........        $  (0.09)             $   (0.23)           $   (0.93)

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1998, 1997 and 1996, respectively: dividend yield of zero percent for all years; expected volatility of 90, 60 and 64 percent, risk-free interest rates of 5.5, 6.2 and 6.5 percent, and expected lives of 4.0, 5.1 and 3.5 years. The compensation cost disclosed above may not be representative of the effects on reported income in future years, for example, because options in many cases vest over several years and additional awards are made each year.

NOTE 9: WARRANTS

     As partial consideration for the transfer of the RDG promissory note of the Company (the "Note") back to the Company in 1997, the Company issued a warrant (the "Warrant") for the purchase of 120,000 shares of common stock. In connection with the satisfaction of the Company's obligations to RDG with respect to the sale of the Company's common stock issued to RDG, the Company acquired the Warrant from RDG in August, 1998 for $2,600 and the Warrant was cancelled.

                      CHECKERS DRIVE-IN RESTAURANTS, INC.
                               AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

NOTE 9: WARRANTS--(CONTINUED)

     Pursuant to a November 22, 1996 settlement the Company issued warrants for the purchase of 5,100,000 shares of the Company's common stock. These warrants, valued at $3.0 million, were issued in settlement of certain litigation, are exercisable at $1.375 during the period beginning November 22, 2000 and ending on December 22, 2000.

     On November 22, 1996, the Company issued warrants to purchase 20 million shares of common stock of the Company to the members of the new lender group (See Note 4) at an exercise price of $0.75 per share which was the approximate market price of the common stock prior to the announcement of the transfer of the debt. These warrants were valued at $6.5 million, the value of the concessions given as consideration for the warrants. The warrants are exercisable at any time until November 22, 2002. Checkers is obligated to register the common stock issuable under the warrants within six months and to maintain such registration for the life of the warrants. The holders of the warrants also have other registration rights relating to the common stock to be issued under the warrants. The warrants contain customary anti-dilution provisions.

NOTE 10: ACCOUNTING CHARGES AND LOSS PROVISIONS

     During 1998 the Company recorded accounting charges and loss provisions of $3.0 million under SFAS 121, including impairment charges related to seven stores ($1.8 million), the expenses necessary to adjust the net realizable value of assets held for sale ($551,000), store closure expense ($645,000) which primarily includes provisions for ongoing carrying costs of restaurants closed in prior years that have not been disposed of and similar costs for two restaurants closed in 1998.

     During 1997, the Company recorded accounting charges and loss provisions totalling $1.0 million, including impairment charges to write off goodwill associated with one under-performing store ($565,000), to provide for additional losses on assets to be disposed due to certain sublease properties being converted to surplus ($312,000), and a provision to write down Champion inventories to fair value ($150,000).

     The Company recorded accounting charges and loss provisions totalling $14.7 million during the third quarter of 1996 and $9.2 million during the fourth quarter of 1996. Third quarter 1996 provisions under SFAS 121 of $14.2 million to close 27 restaurants and relocate 22 of them ($4.2 million), settle 16 leases on real property underlying these stores ($1.2 million) and sell land underlying the other 11 restaurants ($307,000), and impairment charges related to an additional 28 under-performing restaurants ($8.5 million) were recorded. A provision of $500,000 was also recorded for Champion's finished buildings inventory as an adjustment to fair market value. Fourth quarter provisions under SFAS 121

                      CHECKERS DRIVE-IN RESTAURANTS, INC.
                               AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

NOTE 10: ACCOUNTING CHARGES AND LOSS PROVISIONS--(CONTINUED)

of $7.7 million including $1.4 million for additional losses on assets to be disposed of, $5.9 million for impairment charges related to 9 under-performing restaurants received by the Company as a result of the CDDT bankruptcy in July 1996 and $393,000 for other impairment charges were also recorded. Additionally, in the fourth quarter of 1996, a provision of $351,000 was recorded for legal settlements, and a $1.1 million provision was recorded for the disposal of the L.A. Mex product line.

     A summary of the accounting charges and loss provisions for 1998, 1997 and 1996 is as follows:

                                                             SUPPLEMENTAL SCHEDULE OF
                                                      ACCOUNTING CHARGES AND LOSS PROVISIONS
                                      -----------------------------------------------------------------------
                                       BALANCE AT      ADDITIONS
                                        BEGINNING     CHARGED TO        CASH        NON-CASH      BALANCE AT
DESCRIPTION                              OF YEAR        EXPENSE       OUTLAYS      DEDUCTIONS     END OF YEAR
-----------------------------------   ------------   ------------   -----------   ------------   ------------
   Year ended December 28, 1998:
    Impairment of long-lived
     assets .......................      $   --         $ 1,757      $     --      $  (1,757)       $   --
    Losses on assets to be
     disposed of ..................       2,740           1,196        (1,635)          (236)        2,065
    Other loss provisions .........       1,290              --           (85)            --         1,205
                                         ------         -------      --------      ---------        ------
                                         $4,030         $ 2,953      $ (1,720)     $  (1,993)       $3,270
                                         ======         =======      ========      =========        ======
   Year ended December 29, 1997:
    Impairment of long-lived
     assets .......................      $   --         $   565      $     --      $    (565)       $   --
    Losses on assets to be
     disposed of ..................       3,800             312        (1,695)           323         2,740
    Other loss provisions .........       2,357             150           (76)        (1,141)        1,290
                                         ------         -------      --------      ---------        ------
                                         $6,157         $ 1,027      $ (1,771)     $  (1,383)       $4,030
                                         ======         =======      ========      =========        ======
   Year ended December 30, 1996:
    Impairment of long-lived
     assets .......................      $   --         $14,782      $     --      $ (14,782)       $   --
    Losses on assets to be
     disposed of ..................       2,124           7,131          (943)        (4,512)        3,800
    Other loss provisions .........       1,004           1,992            --           (639)        2,357
                                         ------         -------      --------      ---------        ------
                                         $3,128         $23,905      $   (943)     $ (19,933)       $6,157
                                         ======         =======      ========      =========        ======

     The ending balance each year in the reserves for restaurant relocations and abandoned sites consists of the Company's estimates for the ongoing carrying costs of each location which has been closed or was never developed. These costs include rents, property taxes, insurance, maintenance, utilities and in some cases the cost to relocate the modular restaurant to a storage facility. The cash outlays for these costs have been estimated for various terms ranging from five months to three years.

                      CHECKERS DRIVE-IN RESTAURANTS, INC.
                               AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

NOTE 11: COMMITMENTS AND CONTINGENCIES

     a) LEASE COMMITMENTS -- The Company leases restaurant properties and office space under operating lease agreements. These operating leases generally have five to ten-year terms with options to renew. Base rent expense on these properties was approximately $7.9 million in 1998, $9.1 million in 1997, and $8.0 million in 1996. On December 1, 1998, the Company entered into two lease agreements, which have been recorded as obligations under capital lease, with Granite Financial Inc., a wholly-owned subsidiary of Fidelity, whereby the Company leased security equipment for its restaurants costing $659,000. The first lease agreement is payable monthly at approximately $13,000 including effective interest at 13.08%. The second lease is payable at approximately $9,000, including effective interest at 10.90%. Both of these leases have terms of three years. Additionally, the Company leases various restaurant facilities which are recorded as capital leases with effective interest rates ranging from 11.3% to 15.8%.

     Future minimum lease payments under capital leases and operating leases as of December 28, 1998 are approximately as follows:

                                                             CAPITAL     OPERATING
FISCAL YEAR                                                   LEASES      LEASES
---------------------------------------------------------   ---------   ----------
   1999 .................................................    $  544      $ 8,412
   2000 .................................................       564        8,549
   2001 .................................................       471        8,204
   2002 .................................................       110        7,045
   2003 .................................................        35        6,005
   Thereafter ...........................................        --       42,936
                                                             ------      -------
   Total minimum lease commitments ......................    $1,724      $81,151
   Less amounts representing interest, rates ranging
    from 10.9% to 15.8% .................................      (332)
                                                             ------
   Present value of minimum lease payments ..............     1,392
   Current portion of capital lease obligations .........      (383)
                                                             ------
   Long-term obligations under capital lease ............    $1,009
                                                             ======

     b) SELF INSURANCE -- The Company is self-insured for most workers' compensation, general liability and automotive liability losses subject to per occurrence and aggregate annual liability limitations. The Company is also self-insured for health care claims for eligible participating employees subject to certain deductibles and limitations. The Company determines its liability for claims incurred but not reported on an actuarial basis.

     c) LITIGATION -- Except as described below, the Company is not a party to any material litigation and is not aware of any threatened material litigation:

                      CHECKERS DRIVE-IN RESTAURANTS, INC.
                               AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

NOTE 11: COMMITMENTS AND CONTINGENCIES--(CONTINUED)

     GREENFELDER ET AL. V. WHITE, JR., ET AL. On August 10, 1995, a state court Complaint was filed in the Circuit Court of the Sixth Judicial Circuit in and for Pinellas County, Florida, Civil Division, entitled GAIL P. GREENFELDER AND POWERS BURGERS, INC. V. JAMES F. WHITE, JR., CHECKERS DRIVE-IN RESTAURANTS, INC., HERBERT G. BROWN, JAMES E. MATTEI, JARED D. BROWN, ROBERT G. BROWN AND GEORGE W. COOK, Case No. 95-4644-CI-21 (hereinafter the "Power Burgers Litigation"). The original Complaint alleged, generally, that certain officers of the Company intentionally inflicted severe emotional distress upon Ms. Greenfelder, who is the sole stockholder, President and Director of Powers Burgers, Inc. (hereinafter "Powers Burgers") a Checkers franchisee. The original Complaint further alleged that Ms. Greenfelder and Powers Burgers were induced into entering into various agreements and personal guarantees with the Company based upon misrepresentations by the Company and its officers and that the Company violated provisions of Florida's Franchise Act and Florida's Deceptive and Unfair Trade Practices Act. The original Complaint alleged that the Company is liable for all damages caused to the Plaintiffs. The Plaintiffs seek damages in an unspecified amount in excess of $2,500,000 in connection with the claim of intentional infliction of emotional distress, $3,000,000 or the return of all monies invested by the Plaintiffs in Checkers' franchises in connection with the misrepresentation of claims, punitive damages, attorneys' fees and such other relief as the court may deem appropriate. The Court has granted, in whole or in part, three (3) Motions to Dismiss the Plaintiffs' Complaint, as amended, including an Order entered on February 14, 1997, which dismissed the Plaintiffs' claim of intentional infliction of emotional distress, with prejudice, but granted the Plaintiffs leave to file an amended pleading with respect to the remaining claims set forth in their Amended Complaint. A third Amended Complaint has been filed and an Answer, Affirmative Defenses, and a Counterclaim to recover unpaid royalties and advertising fund contributions has been filed by the Company. In response to the Court's dismissal of certain claims in the Power Burgers Litigation, on May 21, 1997, a companion action was filed in the Circuit Court of the Sixth Judicial Circuit in and for Pinellas County, Florida, Civil Division, entitled GAIL P. GREENFELDER, POWERS BURGERS OF AVON PARK, INC., AND POWER BURGERS OF SEBRING, INC. V. JAMES F. WHITE, JR., CHECKERS DRIVE-IN RESTAURANTS, INC., HERBERT G. BROWN, JAMES E. MATTEI, JARED D. BROWN, ROBERT G. BROWN AND GEORGE W. COOK, Case No. 97-3565-CI, asserting, in relevant part, the same causes of action as asserted in the Power Burgers Litigation. An Answer, Affirmative Defenses, and a Counterclaim to recover unpaid royalties and advertising fund contributions have been filed by the Company. On February 4, 1998, the Company terminated Power Burgers, Inc.'s, Power Burgers of Avon Park, Inc.'s and Power Burgers of Sebring, Inc.'s franchise agreements and thereafter filed two Complaints in the United States District Court for the Middle District of Florida, Tampa Division, styled CHECKERS DRIVE-IN RESTAURANTS, INC. V. POWER BURGERS OF AVON PARK, INC., Case No. 98-409-CIV-T-17A and CHECKERS DRIVE-IN

                      CHECKERS DRIVE-IN RESTAURANTS, INC.
                               AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

NOTE 11: COMMITMENTS AND CONTINGENCIES--(CONTINUED)

RESTAURANTS, INC. V. POWERS BURGERS, INC. Case No. 98-410-CIV-T-26E. The Complaint seeks, inter alia, a temporary and permanent injunction enjoining Power Burgers, Inc. and Power Burgers of Avon Park, Inc.'s continued use of Checkers' Marks and trade dress. A Motion to Stay the foregoing actions pending a resolution of the lawsuits pending in the Sixth Judicial Circuit in and for Pinellas County, Florida described above has been granted by the United States District Court. The Company denies all wrongdoing and intends to continue to defend the lawsuits vigorously. No estimate of any possible loss or range of loss resulting from the lawsuit can be made at this time.

     CHECKERS DRIVE-IN RESTAURANTS, INC. V. TAMPA CHECKMATE FOOD SERVICES, INC., ET AL. On August 10, 1995, a state court Counterclaim and Third Party Complaint was filed in the Circuit Court of the Thirteenth Judicial Circuit in and for Hillsborough County, Florida, Civil Division, entitled TAMPA CHECKMATE FOOD SERVICES, INC., CHECKMATE FOOD SERVICES, INC. AND ROBERT H. GAGNE V. CHECKERS DRIVE-IN RESTAURANTS, INC., HERBERT G. BROWN, JAMES E. MATTEI, JAMES
F. WHITE, JR., JARED D. BROWN, ROBERT G. BROWN AND GEORGE W. COOK, Case No. 95-3869. In the original action filed by the Company in July 1995, against Mr. Gagne and Tampa Checkmate Food Services, Inc., (hereinafter "Tampa Checkmate") a company controlled by Mr. Gagne, the Company is seeking to collect on a promissory note and foreclose on a mortgage securing the promissory note issued by Tampa Checkmate and Mr. Gagne, and obtain declaratory relief regarding the rights of the respective parties under Tampa Checkmate's franchise agreement with the Company. The Counterclaim and Third Party Complaint allege, generally, that Mr. Gagne, Tampa Checkmate and Checkmate Food Services, Inc. (hereinafter "Checkmate") were induced into entering into various franchise agreements with, and personal guarantees to, the Company based upon misrepresentations by the Company. The Counterclaim and Third Party Complaint seek damages in the amount of $3,000,000 or the return of all monies invested by Checkmate, Tampa Checkmate and Mr. Gagne in Checkers' franchises, punitive damages, attorneys' fees and such other relief as the court may deem appropriate. The Counterclaim was dismissed by the court on January 26, 1996, with the right to amend. On February 12, 1996, the Counterclaimants filed an Amended Counterclaim alleging violations of Florida's Franchise Act, Florida's Deceptive and Unfair Trade Practices Act, and breaches of implied duties of "good faith and fair dealings" in connection with a settlement agreement and franchise agreement between various of the parties. The Amended Counterclaim seeks a judgment for damages in an unspecified amount, punitive damages, attorneys' fees and such other relief as the court may deem appropriate. The Company filed an Answer to the Amended Counterclaim, but on October 21, 1998, the court dismissed the Amended Counterclaim based on Counterclaimants failure to comply with certain Court rules relating to the prosecution of the claims. The Court's dismissal is the subject of a pending Motion for Reconsideration. On or

                      CHECKERS DRIVE-IN RESTAURANTS, INC.
                               AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

NOTE 11: COMMITMENTS AND CONTINGENCIES--(CONTINUED)

about July 15, 1997, Tampa Checkmate filed a Chapter 11 petition in the United States Bankruptcy Court for the Middle District of Florida, Tampa Division entitled IN RE: TAMPA CHECKMATE FOOD SERVICES, INC., and numbered as 97-11616-8G-1 on the docket of said Court. On July 25, 1997, Checkers filed an Adversary Complaint in the Tampa Checkmate bankruptcy proceedings entitled CHECKERS DRIVE-IN RESTAURANTS, INC. V. TAMPA CHECKMATE FOOD SERVICES, INC. and numbered as Case No. 97-738. Following a hearing on Checkers' motion for Preliminary Injunction on July 22, 1998, the Court entered an order enjoining Tampa Checkmate's continued use of Checkers' Marks and trade dress notwithstanding the termination of its Franchise Agreement on April 8, 1997. On December 15, 1998, the court granted the Company's Motion to Convert Tampa Checkmate's bankruptcy proceedings from a Chapter 11 proceeding to a Chapter 7 liquidation. Additionally, on February 1, 1999, the bankruptcy Court granted the Company's Motion to Lift the Automatic Stay imposed by 11 U.S.C Section 362 to allow the Company to proceed with the disposition of the property which is the subject of its mortgage. The adversary Complaint and Counterclaim in the bankruptcy proceedings remain pending. The Company denies all wrongdoing and intends to continue to defend the lawsuit vigorously. No estimate of possible loss or range of loss resulting from the lawsuit can be made at this time.

     TEX-CHEX. INC. ET AL V. CHECKERS DRIVE-IN RESTAURANTS, INC. ET. AL. On February 4, 1997, a Petition was filed against the Company and two former officers and directors of the Company in the District Court of Travis County, Texas 98th Judicial District, ENTITLED TEX-CHEX, INC., BRIAN MOONEY, AND SILVIO PICCINI V. CHECKERS DRIVE-IN RESTAURANTS, INC., JAMES MATTEI, AND HERBERT G. BROWN and numbered as Case No. 97-01335 on the docket of said court. The original Petition generally alleged that Tex-Chex, Inc. and the individual Plaintiffs were induced into entering into two franchise agreements and related personal guarantees with the Company based on fraudulent misrepresentations and omissions made by the Company. On October 2, 1998, the Plaintiffs filed an Amended Petition realleging the fraudulent misrepresentations and omission claims set forth in the original Petition and asserting additional causes of action for violation of Texas' Deceptive Trade Practices Act and violation of Texas' Business Opportunity Act. The Company denies all wrongdoing and intends to defend the causes of action asserted in the amended Petition against the Company and the individual defendants vigorously. The matter is in the pre-trial stages and no estimate of any possible loss or range of loss resulting from the lawsuit can be made at this time.

     CHECKERS DRIVE-IN RESTAURANTS, INC. V. INTERSTATE DOUBLE DRIVE-THRU, INC. ET. AL. On May 9, 1998, a Counterclaim was filed against the company and a former officer and director of the Company, Herbert T. Brown, in the United States District Court for the Middle District of Florida, Tampa Division, entitled CHECKERS DRIVE-IN RESTAURANTS, INC. V. INTERSTATE

                      CHECKERS DRIVE-IN RESTAURANTS, INC.
                               AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

NOTE 11: COMMITMENTS AND CONTINGENCIES--(CONTINUED)

DOUBLE DRIVE-THRU, INC. AND JIMMIE V. GILES and numbered as Case No. 98-648-CIV-T-23B on the docket of said court. The original Complaint filed by the Company seeks a temporary and permanent injunction enjoining Interstate Double Drive-Thru, Inc. and Mr. Giles' continued use of Checkers' Marks and trade dress notwithstanding the termination of its Franchise Agreement and to collect unpaid royalty fees and advertising fund contributions. The Court granted the Company's motion for a preliminary injunction on July 16, 1998. The Counterclaim generally alleges that Interstate Double Drive-Thru, Inc. and Mr. Giles were induced into entering a franchise agreement and a personal guaranty, respectfully, with the Company based on misrepresentations and omissions made by the Company. The Counterclaim asserts claims for breach of contract, breach of the implied convenant of good faith and fair dealing, violation of Florida's Deceptive Trade Practices Act, violation of Florida's Franchise Act, violation of Mississippi's Franchise Act, fraudulent concealment, fraudulent inducement, negligent misrepresentation and rescission. The Company has filed a motion to dismiss seven of the nine causes of action set forth in the Counterclaim which remain pending. The Company denies all wrongdoing and intends to defend the causes of action asserted in the Counterclaim against the Company and Mr. Brown vigorously. The matter is in the pre-trial stages and no estimate of any possible loss or range of loss resulting from the lawsuit can be made at this time.

     FIRST ALBANY CORP., AS CUSTODIAN FOR THE BENEFIT OF NATHAN SUCKMAN V. CHECKERS DRIVE-IN RESTAURANTS, INC. ET AL. Case No. 16667. This putative class action was filed on September 29, 1998, in the Delaware Chancery Court in and for New Castle County, Delaware by First Albany Corp., as custodian for the benefit of Nathan Suckman, an alleged stockholder of 500 shares of the Company's common stock. The complaint names the Company and certain of its current and former officers and directors as defendants including William P. Foley, II, James J. Gillespie, Harvey Fattig, Joseph N. Stein, Richard A. Peabody, James T. Holder, Terry N. Christensen, Frederick E. Fisher, Clarence
V. McKee, Burt Sugarman, C. Thomas Thompson and Peter C. O'Hara. The Complaint also names Rally's Hamburgers, Inc. ("Rally's") and GIANT GROUP, LTD. ("GIANT") as defendants. The complaint arises out of the proposed merger announced on September 28, 1998 between the Company, Rally's and GIANT (the "Proposed Merger") and alleges generally, that certain of the defendants engaged in an unlawful scheme and plan to permit Rally's to acquire the public shares of the Company's stock in a "going-private" transaction for grossly inadequate consideration and in breach of the defendants' fiduciary duties. The plaintiff allegedly initiated the Complaint on behalf of all stockholders of the Company as of September 28, 1998, and seeks INTER ALIA, certain declaratory and injunctive relief against the consummation of the Proposed merger, or in the event the Proposed Merger is consummated, recision of the Proposed Merger and costs and disbursements incurred in

                      CHECKERS DRIVE-IN RESTAURANTS, INC.
                               AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

NOTE 11: COMMITMENTS AND CONTINGENCIES--(CONTINUED)

connection with bringing the action, including attorney's fees, and such other relief as the Court may deem just and proper. In view of a decision by the Company, GIANT and Rally's not to implement the transaction that had been announced on September 28, 1998, plaintiffs have agreed to provide the Company and all other defendants with an open extension of time to respond to the compliant. Plaintiffs have indicated that they will likely file an amended complaint in the event of the consummation of a merger between the Company and Rally's. The Company denies all wrongdoing and intends to defend the lawsuit vigorously. No estimate of possible loss or range of loss resulting from the lawsuit can be made at this time.

     DAVID J. STEINBERG AND CHAILE B. STEINBERG, INDIVIDUALLY AND ON BEHALF OF THOSE SIMILARLY SITUATED V. CHECKERS DRIVE-IN RESTAURANTS, INC., ET AL. Case No. 16680. This putative class action was filed on October 2, 1998, in the Delaware Chancery Court in and for New Castle County, Delaware by David J. Steinberg and Chaile B. Steinberg, alleged stockholders of an unspecified number of shares of the Company's common stock. The complaint names the Company and certain of its current officers and directors as defendants including William P. Foley, II, James J. Gillespie, Harvey Fattig, Joseph N. Stein, Richard A. Peabody, James T. Holder, Terry N. Christensen, Frederick E. Fisher, Clarence V. McKee Burt Sugarman, C. Thomas Thompson and Peter C. O'Hara. The Complaint also names Rally's and GIANT as defendants. As with the FIRST ALBANY complaint described above, this complaint arises out of the proposed merger announced on September 28, 1998 between the Company, Rally's and GIANT (the "Proposed Merger") and alleges generally, that certain of the defendants engaged in an unlawful scheme and plan to permit Rally's to acquire the public shares of the Company's common stock in a "going-private" transaction for grossly inadequate consideration and in breach of the defendant's fiduciary duties. The plaintiffs allegedly initiated the Complaint on behalf of all stockholders of the Company as of September 28, 1998, and seeks INTER ALIA, certain declaratory and injunctive relief against the consummation of the Proposed merger, or in the event the Proposed Merger is consummated, recision of the Proposed Merger and costs and disbursements incurred in connection with bringing the action, including attorneys' fees, and such other relief as the Court may deem just and proper. For the reasons stated above in the description of the FIRST ALBANY action, plaintiffs have agreed to provide the Company and all other defendants with an open extension of time to respond to the complaint. Plaintiffs have indicated that they will likely file an amended complaint in the event of the consummation of a merger between the Company and Rally's. The Company denies all wrongdoing and intends to defend the lawsuit vigorously. No estimate of possible loss or range of loss resulting from the lawsuit can be made at this time.

                      CHECKERS DRIVE-IN RESTAURANTS, INC.
                               AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

NOTE 11: COMMITMENTS AND CONTINGENCIES--(CONTINUED)

     The Company is involved in various other claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

     d) PURCHASE COMMITMENTS -- The Checkers Drive-In Restaurant chain, which includes both the Company and franchisee-owned stores together, has purchase agreements with various suppliers extending beyond one year. Subject to the suppliers' quality and performance, the purchases covered by these agreements aggregate approximately $66.9 million in 1999 and a total of $83.3 million for the years 2000 through 2004.

NOTE 12: QUARTERLY FINANCIAL DATA (UNAUDITED)

     The following table represents selected quarterly financial data for the periods indicated (in 000's, except per share data):

                                                     FIRST         SECOND        THIRD        FOURTH
                                                    QUARTER       QUARTER       QUARTER       QUARTER
                                                  -----------   -----------   -----------   ----------
   1998
   Net revenues ...............................    $ 37,003      $ 34,826      $ 32,585      $ 41,294
   Impairment of long-lived assets ............          --            --            --         1,757
   Losses on assets to be disposed of .........          63            63           251           819
   Income (loss) from operations ..............       1,624         1,064          (246)       (2,124)
   Net income (loss) ..........................         394          (207)       (1,469)       (4,062)
   Net income (loss) per common share
    (basic and diluted) .......................    $   0.01      $     --      $  (0.02)     $  (0.07)

   1997
   Net revenues ...............................    $ 34,157      $ 33,713      $ 32,733      $ 43,290
   Impairment of long-lived assets ............          --            --            --           565
   Losses on assets to be disposed of .........          --            --            --           312
   Loss provisions ............................          --            --            --           150
   (Loss) income from operations ..............      (1,818)          102          (304)       (1,958)
   Net loss ...................................      (5,181)       (1,469)       (1,738)       (3,798)
   Preferred dividends ........................          --            --           696            --
   Net loss to common shareholders ............      (5,181)       (1,469)       (2,434)       (3,798)
   Net loss per common share
    (basic and diluted) .......................    $  (0.09)     $  (0.02)     $  (0.04)     $  (0.05)

NOTE 13: SUBSEQUENT EVENTS

     On January 29, 1999, Checkers and Rally's announced the signing of a definitive merger agreement pursuant to which Rally's will merge into Checkers in an all stock transaction. The merger agreement provides that each outstanding share of the Rally's stock will be exchanged for 1.99 shares of Checkers stock. The approximate 19.1 million

                      CHECKERS DRIVE-IN RESTAURANTS, INC.
                               AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

NOTE 13: SUBSEQUENT EVENTS--(CONTINUED)

shares of Checkers common stock which the Rally's owns will be retired as a result of the Merger. Checkers and Rally's have each received investment bankers' opinions as to the fairness of the exchange rate used in the Merger. The Merger transaction is subject to certain approvals, including but not limited to approval by the shareholders of Checkers and Rally's and potentially the holders of Rally's Senior Notes and is expected to close in the second quarter of fiscal year 1999.

     At December 28, 1998, Rally's owned 19,130,930 shares (26.06 percent) of the outstanding common stock of Checkers and public shareholders owned the remaining 54,277,177 shares of Checkers common stock. Checkers will issue 58,377,134 shares of its common stock to Rally's shareholders in exchange for all the outstanding common stock of Rally's (29,335,243 outstanding shares) at a 1 to 1.99 exchange ratio. After the transaction, Rally's shareholders will own 58,377,134 shares (51.8 percent of the outstanding common stock of the new Checkers) and the remaining 54,277,117 shares (48.2 percent of Checker common stock) will then be held by then current shareholders of Checkers. Immediately following the Merger and the one-for-twelve reverse split, there will be approximately 9,387,859 common shares outstanding. In addition, each of Rally's outstanding stock options (5.6 million as of December 28, 1998) will be exchanged for options at the exchange rate of 1 to 1.99 of Checkers.

     The business combination under the Merger will be accounted for under the purchase method. The Merger transaction will be accounted for as a reverse acquisition as the stockholders of Rally's will receive the larger portion (51.8%) of the voting interests in the combined enterprise. For purposes of computing the resulting voting interests, exercisable options and warrants with exercise prices that exceed the market value of the common stock of the respective company have been excluded. Accordingly, Rally's is considered the acquirer for accounting purposes and therefore, Checkers' assets and liabilities will be recorded based upon their fair market value (See Note 14 for unaudited proforma information).

     See Note 2: "Liquidity", for additional information on events occurring subsequent to December 28, 1998.

NOTE 14: PRO FORMA INFORMATION (UNAUDITED)

     The following unaudited pro forma condensed consolidated financial data sets forth certain pro forma financial information giving effect to the Merger. The pro forma financial information is based on, and should be read in conjunction with the historical consolidated financial statements of each of the companies and the notes related thereto.

                      CHECKERS DRIVE-IN RESTAURANTS, INC.
                               AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

NOTE 14: PRO FORMA INFORMATION (UNAUDITED)--(CONTINUED)

     The pro forma condensed consolidating balance sheet gives effect to the issuance of 58,377,134 shares of the Checkers common stock in exchange for 29,335,243 shares of Rally's common stock, based upon the per share price of the Checkers common shares at $0.531 and a one-for-twelve reverse split, assuming the Merger had occurred December 28, 1998:

                                                        CHECKERS            RALLY'S
                                                      DECEMBER 28,       DECEMBER 28,        PRO FORMA
                                                          1998               1998           ADJUSTMENTS       MERGED
                                                     --------------   ------------------   -------------   ------------
                                                                  (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
   ASSETS:
   Current assets ................................     $  12,298           $ 11,736          $      --      $  24,034
   Property and equipment, net ...................        78,390             61,914                           140,304
   Investment in affiliate, including net
    goodwill of $11,861, net of
    accumulated amortization .....................            --             23,001       A)   (23,001)            --
   Intangibles, net of accumulated
    amortization .................................        10,123             23,880       G)    18,714         52,717
   Other assets, net of accumulated
    amortization .................................         1,288              2,775                 --          4,063
                                                       ---------           --------          ---------      ---------
                                                       $ 102,099           $123,306          $  (4,287)     $ 221,118
                                                       =========           ========          =========      =========
   LIABILITIES:
   Current liabilities ...........................        18,608             15,865              1,500         35,973
   Senior notes, net of discount, less
    current maturities ...........................            --             55,768                 --         55,768
   Long-term debt and capital lease
    obligations, less current maturities .........        29,654             13,049                 --         42,703
   Minority interests in joint ventures ..........           802                 --                 --            802
   Other long-term liabilities ...................         8,427              4,105                 --         12,532
                                                       ---------           --------          ---------      ---------
    Total liabilities ............................        57,491             88,787              1,500        147,778
   STOCKHOLDERS' EQUITY:
   Preferred stock ...............................            --                 --                 --             --
   Common stock ..................................            73              2,961       C)    (3,025)             9
   Additional paid-in capital ....................       121,579             97,346       D)   (81,914)       137,011
   Retained deficit ..............................       (76,644)           (63,680)      E)    76,644        (63,680)
                                                       ---------           --------          ---------      ---------
                                                          45,008             36,627             (8,295)        73,340
   Less treasury stock, at cost ..................          (400)            (2,108)      F)     2,508             --
                                                       ---------           --------          ---------      ---------
    Net stockholders'equity ......................        44,608             34,519             (5,787)        73,340
                                                       ---------           --------          ---------      ---------
                                                       $ 102,099           $123,306          $  (4,287)     $ 221,118
                                                       =========           ========          =========      =========

                      CHECKERS DRIVE-IN RESTAURANTS, INC.
                               AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

NOTE 14: PRO FORMA INFORMATION (UNAUDITED)--(CONTINUED)

----------------
A) Pro forma adjustment to record the elimination of Rally's original investment of $11,140 in Checkers common stock, and the reclassification to intangibles of $11,861 of goodwill associated with Rally's investment in Checkers.

B) Pro forma adjustment to accrue estimated transaction costs related to the Merger.

C) Pro forma adjustment to record the issuance of 58,377 shares of Checkers common stock in exchange for Rally's outstanding shares, $58; to eliminate the previous common stock account of Rally's, ($2,961); to eliminate the par value associated with Rally's investment in Checkers common stock, ($19) and to effect a one-for-twelve reverse split, ($103).

D) Pro forma adjustments, in accordance with reverse acquisition accounting, to record the fair value of the outstanding 54,277 shares of common stock of Checkers valued at $0.531 per share, $28,767 which is net of related par value, eliminate the previous treasury stock of Rally's, ($2,108); eliminate the previous additional paid-in capital account of Checkers, ($121,579); to reduce additional paid in capital for the par value of the 58,377 shares issued to Rally's shareholders, ($58); to eliminate the previous common stock account of Rally's, $2,961; to attribute a $10,000 estimated fair value to the outstanding Checkers stock options and warrants, and effect a one-for-twelve reverse split, $103.

E) Pro forma adjustments to record the elimination of the retained deficit account of Checkers.

F) Pro forma adjustment to eliminate the previous treasury stock of Checkers, $400; as well as the treasury stock of Rally's, $2,108 which is cancelled as a result of the Merger.

G) Pro forma adjustment to record goodwill of $6,853 associated with the Merger and the reclassification of $11,861 of goodwill associated with Rally's original investment in Checkers (see A).

NOTES: The final adjustments to value the outstanding Checkers options and warrants as well as final adjustments to the fair value of assets and liabilities as a result of the Merger will not be known until the merger is formally completed.

                      CHECKERS DRIVE-IN RESTAURANTS, INC.
                               AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

NOTE 14: PRO FORMA INFORMATION (UNAUDITED)--(CONTINUED)

     The following unaudited pro forma condensed consolidating statement of operations sets forth certain pro forma financial information giving effect to the Merger, assuming the Merger had occurred December 29, 1997:

                                                  CHECKERS            RALLY'S
                                                FISCAL YEAR         FISCAL YEAR
                                                   ENDED               ENDED          PRO FORMA
                                             DECEMBER 28, 1998   DECEMBER 28, 1998   ADJUSTMENTS      MERGED
                                            ------------------- ------------------- ------------- -------------
                                                         (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
   TOTAL REVENUES .........................      $145,708            $144,952                        $ 290,660
                                                 --------            --------                        ---------
   COSTS AND EXPENSES:
   Restaurant operating costs .............       119,416             113,782                           233,198
   Advertising expense ....................         6,921               9,853                            16,774
   Other expenses .........................           516                 647                             1,163
   Other depreciation and amortization.....         2,275               2,503        H)     842           5,620
   General and administrative
    expense ...............................        13,309              13,404        I)    (380)         26,333
   SFAS 121 provisions ....................         2,953               3,362                --           6,315
                                                 --------            --------            ------       ---------
     Total cost and expenses ..............       145,390             143,551               462         289,403
                                                 --------            --------            ------       ---------
     Operating income (loss) ..............           318               1,401              (462)          1,257
                                                 --------            --------            ------       ---------
   Other income (expense):
     Interest expense .....................        (6,007)             (7,145)                          (13,152)
     Loss on investment in affiliate ......            --              (2,019)       J)   2,019              --
     Interest income ......................           272                 480                --             752
                                                 --------            --------            ------       ---------
   Loss before minority interest and
    income tax expense (benefit) ..........        (5,417)             (7,283)            1,557         (11,143)
   Minority interests in operations of
    joint ventures ........................           (73)                 --                --             (73)
                                                 --------            --------            ------       ---------
   Loss before income tax
    expense (benefit) .....................        (5,344)             (7,283)            1,557         (11,070)
   Income tax expense (benefit) ...........            --                 252                --             252
                                                 --------            --------            ------       ---------
   Net (loss) earnings ....................        (5,344)             (7,535)            1,557         (11,322)
                                                 ========            ========            ======       =========
   Comprehensive (loss) earnings ..........      $ (5,344)           $ (7,535)           $1,557       $ (11,322)
                                                 ========            ========            ======       =========
   Net loss per common share (basic
    and diluted) ..........................      $  (0.07)           $  (0.28)                        $   (1.21)
                                                 ========            ========                         =========
   Weighted average number
    of common shares (basic
    and diluted) ..........................        73,388              27,170                     K)      9,388
                                                 ========            ========                         =========

----------------

H) Pro forma adjustment to increase the amortization of goodwill associated with the Merger.

I) Pro forma adjustment to eliminate excess public company expenses recorded on Rally's.

J) Pro forma adjustment to eliminate loss from Rally's equity investment in Checkers.

K) The merged weighted average number of common shares outstanding consists of 112,654 shares immediately following the Merger, effected for the one-for-twelve reverse split.

                      CHECKERS DRIVE-IN RESTAURANTS, INC.
                               AND SUBSIDIARIES

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)

                                    ASSETS

                                                          (UNAUDITED)
                                                           MARCH 22,     DECEMBER 28,
                                                             1999            1998
                                                         ------------   -------------
CURRENT ASSETS:
 Cash and cash equivalents:
  Restricted .........................................     $  1,417        $  1,738
  Unrestricted .......................................        2,219           2,925
 Accounts receivable .................................        1,788           1,327
 Notes receivable, net - current portion .............           94             224
 Inventory ...........................................        2,035           2,068
 Property and equipment held for sale ................        2,756           2,755
 Deferred loan costs - current portion ...............          432             793
 Prepaid expenses and other current assets ...........        1,120             468
                                                           --------        --------
   Total current assets ..............................       11,861          12,298
Property and equipment, net ..........................       77,162          78,390
Intangibles, net of accumulated amortization .........        9,916          10,123
Deferred loan costs - less current portion ...........          428             378
Notes receivable, net-less current portion ...........          235             252
Deposits and other non-current assets ................          569             658
                                                           --------        --------
                                                           $100,171        $102,099
                                                           ========        ========

      See accompanying notes to condensed consolidated financial statements

                      CHECKERS DRIVE-IN RESTAURANTS, INC.
                               AND SUBSIDIARIES

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)

                     LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                              (UNAUDITED)
                                                                               MARCH 22,     DECEMBER 28,
                                                                                 1999            1998
                                                                             ------------   -------------
CURRENT LIABILITIES:
Current maturities of long-term debt and capital lease obligations .......    $   1,891       $   1,381
Accounts payable .........................................................        5,654           5,896
Accrued wages, salaries and benefits .....................................        2,688           2,360
Reserves for restaurant relocations and abandoned sites ..................        1,207           1,635
Other accrued liabilities ................................................        7,177           7,133
Deferred income-current portion ..........................................          207             203
                                                                              ---------       ---------
   Total current liabilities .............................................       18,824          18,608
Long-term debt, less current maturities ..................................       28,105          28,645
Obligations under capital leases, less current maturities ................          748           1,009
Deferred income, less current portion ....................................          752             848
Long-term reserves for restaurant relocations and abandoned sites ........          543             430
Minority interests in joint ventures .....................................          674             802
Other noncurrent liabilities .............................................        7,028           7,149
                                                                              ---------       ---------
   Total liabilities .....................................................       56,674          57,491

STOCKHOLDERS' EQUITY:
Preferred stock, $.001 par value, authorized 2,000,000 shares,
 no shares outstanding ...................................................           --              --
Common stock, $.001 par value, authorized
 150,000,000 shares, issued and outstanding 73,408,047 at
 March 22, 1999 and at December 28, 1998 .................................           73              73
Additional paid-in capital ...............................................      121,579         121,579
Retained deficit .........................................................      (77,755)        (76,644)
                                                                              ---------       ---------
                                                                                 43,897          45,008
Less treasury stock, at cost, 578,904 shares .............................          400             400
                                                                              ---------       ---------
   Net stockholders' equity ..............................................       43,497          44,608
                                                                              ---------       ---------
                                                                              $ 100,171       $ 102,099
                                                                              =========       =========

      See accompanying notes to condensed consolidated financial statements

                      CHECKERS DRIVE-IN RESTAURANTS, INC.
                                AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                            AND COMPREHENSIVE INCOME
                    (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                                                                QUARTER ENDED
                                                                           ------------------------
                                                                            MARCH 22,     MARCH 23,
                                                                               1999         1998
                                                                           -----------   ----------
REVENUES:
Restaurant sales .......................................................    $ 30,140      $35,107
Franchise revenues and fees ............................................       1,560        1,844
Modular restaurant packages ............................................          13           52
                                                                            --------      -------
   Total revenues ............................................ .........    $ 31,713      $37,003

COSTS AND EXPENSES:
Restaurant food and paper costs ........................................       9,089       11,389
Restaurant labor costs .................................................      10,057       10,691
Restaurant occupancy expense ...........................................       2,408        2,637
Restaurant depreciation and amortization ...............................       1,643        1,874
Other restaurant operating expense .....................................       3,237        3,097
Advertising expense ....................................................       1,912        1,876
Cost of modular restaurant package revenues ............................          98           70
Other depreciation and amortization ....................................         454          515
General and administrative expenses ....................................       2,917        3,167
Losses on assets to be disposed of .....................................          --           63
                                                                            --------      -------
   Total costs and expenses ............................................      31,815       35,379
                                                                            --------      -------
   Operating (loss) income .............................................        (102)       1,624

OTHER INCOME (EXPENSE): ................................................
Interest income ........................................................          58           79
Interest expense .......................................................        (850)        (954)
Interest - loan cost amortization ......................................        (331)        (415)
                                                                            --------      -------
(Loss) income before minority interests and income taxes ...............      (1,225)         334
Minority interests in operations of joint ventures .....................        (114)         (60)
                                                                            --------      -------
(Loss) income before income taxes ......................................      (1,111)         394
Income taxes ...........................................................          --           --
                                                                            --------      -------
 Net (loss) income ........................................... .........    $ (1,111)     $   394
                                                                            ========      =======
Comprehensive (loss) income ............................................    $ (1,111)     $   394
                                                                            ========      =======
 Net loss per common share - (basic and diluted) .......................    $  (0.02)     $  0.01
                                                                            ========      =======
Weighted average number of common shares - (basic and diluted) .........      73,408       73,313
                                                                            ========      =======

      See accompanying notes to condensed consolidated financial statements

                      CHECKERS DRIVE-IN RESTAURANTS, INC.
                               AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                            (DOLLARS IN THOUSANDS)
                                  (UNAUDITED)

                                                                           QUARTER ENDED
                                                                      ------------------------
                                                                       MARCH 22,     MARCH 23,
                                                                          1999         1998
                                                                      -----------   ----------
CASH FLOWS FROM OPERATING ACTIVITIES: .............................
 Net (loss) income ................................................    $ (1,111)     $    394
 Adjustments to reconcile net (loss) income to net cash provided by operating activities: ............................................
  Depreciation and amortization ...................................       2,098         2,389
  Provision for losses on assets to be disposed of ................          --            63
  Deferred loan cost amortization .................................         331           412
  Provision for bad debt ..........................................         106           116
  Loss on disposal of property & equipment ........................          (6)           (3)
  Minority interests in (losses) earnings .........................        (114)          (60)
 Changes in assets and liabilities:
  Increase in accounts receivable .................................        (561)       (1,123)
  Decrease (increase) in notes receivable .........................         141           (16)
  Decrease in inventory ...........................................          33           108
  Increase in prepaid expenses and other current assets ...........        (648)         (335)
  Decrease in deposits and other ..................................          89            14
  Decrease in accounts payable ....................................        (242)       (1,515)
  (Decrease) increase in accrued liabilities ......................         (44)           58
  (Decrease) increase in deferred income ..........................         (92)          279
                                                                       --------      --------
   Net cash (used in) provided by operating activities ............         (20)          781
                                                                       --------      --------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Capital expenditures .............................................        (701)         (127)
 Proceeds from sale of assets .....................................          17           273
                                                                       --------      --------
   Net cash (used in) provided by investing activities ............        (684)          146
                                                                       --------      --------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Principal payments on long-term debt .............................        (291)         (961)
 Deferred loan costs incurred .....................................         (17)           --
 Distributions to minority interests ..............................         (15)          (20)
                                                                       --------      --------
   Net cash used in financing activities ..........................        (323)         (981)
                                                                       --------      --------
   Net decrease in cash ...........................................      (1,027)          (54)
CASH AT BEGINNING OF PERIOD .......................................       4,663         3,921
                                                                       --------      --------
CASH AT END OF PERIOD .............................................    $  3,636      $  3,867
                                                                       ========      ========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
 Interest paid ...................................................     $    907      $    946
                                                                       ========      ========

      See accompanying notes to condensed consolidated financial statements

             CHECKERS DRIVE-IN RESTAURANTS, INC. AND SUBSIDIARIES

             NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (a) BASIS OF PRESENTATION -- The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all the information and notes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments necessary to present fairly the information set forth therein have been included. The operating results for the quarter ended March 22, 1999, are not necessarily an indication of the results that may be expected for the fiscal year ending January 3, 2000. Except as disclosed herein, there has been no material change in the information disclosed in the notes to the consolidated financial statements included in the Company's Annual Report on Form 10-K for the year ended December 28, 1998. Therefore, it is suggested that the accompanying financial statements be read in conjunction with the Company's December 28, 1998 consolidated financial statements.

     (b) PURPOSE AND ORGANIZATION -- The principal business of Checkers Drive-In Restaurants, Inc. (the "Company", "Checkers") is the operation and franchising of Checkers restaurants. At March 22, 1999, there were 465 Checkers restaurants operating in 22 different states, the District of Columbia, Puerto Rico and West Bank in the Middle East. Of those restaurants, 233 were Company-operated (including 12 joint venture restaurants) and 232 were operated by franchisees. The accounts of the joint ventures have been included with those of the Company in these condensed consolidated financial statements. Intercompany balances and transactions have been eliminated in consolidation and minority interests have been established for the outside partners' interests. The Company reports on a fiscal year which will end on the Monday closest to December 31st. Each quarter consists of three 4-week periods, with the exception of the fourth quarter which consists of four 4-week periods. The Company's 1999 fiscal year will include a 53rd week, thereby increasing the fourth quarter to seventeen weeks.

     (c) REVENUE RECOGNITION -- Franchise fees are generated from the sale of rights to develop, own and operate restaurants. Such fees are based on the number of potential restaurants in a specific area which the franchisee agrees to develop pursuant to the terms of the franchise agreement between the Company and the franchisee and are recognized as income on a pro rata basis when substantially all of the Company's obligations per location are satisfied, generally at the opening of the restaurant. Franchise fees are nonrefundable. The Company receives royalty fees from franchisees based on a percentage of each restaurant's gross revenues. Royalty fees are recognized as earned.

     (d) CASH AND CASH EQUIVALENTS -- The Company considers all highly liquid instruments purchased with an original maturity of less than three months to be cash

             CHECKERS DRIVE-IN RESTAURANTS, INC. AND SUBSIDIARIES

             NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                            (UNAUDITED)--(CONTINUED)

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

equivalents. Restricted Cash consists of cash on deposit with various financial institutions as collateral to support the Company's obligations to certain states for potential workers' compensation claims. This cash is not available for the Company's use until such time that the respective states permit its release.

     (e) RECEIVABLES -- Receivables consist primarily of franchise fees, royalties and notes due from franchisees and receivables from the sale of MRP's. Allowances for doubtful receivables were $2.2 million at March 22, 1999 and $2.3 million at December 28, 1998.

     (f) INVENTORY -- Inventories are stated at the lower of cost (first-in, first-out (FIFO) method) or market.

     (g) DEFERRED LOAN COSTS -- Deferred loan costs incurred in connection with the Company's November 22, 1996 restructure of its primary credit facility and the mortgages payable to FFCA Acquisition Corporation (see Note 3) are being amortized on the effective interest method.

     (h) IMPAIRMENT OF LONG LIVED ASSETS -- The Company accounts for tangible property and intangibles under the Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of" (SFAS 121), which requires the write-down of certain intangibles and tangible property associated with under performing sites to the level supported by the forecasted discounted cash flow in cases where undiscounted cash flow projected does not exceed the book value of the related assets.

     (i) PROPERTY AND EQUIPMENT -- Property and equipment (P & E) are stated at cost except for P & E that have been impaired, for which the carrying amount is reduced to estimated fair value. P & E under capital leases are stated at their fair value at the inception of the lease. Depreciation and amortization are computed on straight-line method over the estimated useful lives of the assets. Property held for sale includes various excess restaurant facilities and land. The aggregate carrying value of property and equipment held for sale is periodically reviewed and adjusted downward to market value, when appropriate.

     (j) INTANGIBLES -- Goodwill and other intangibles are being amortized over 20 years and 3 to 7 years, respectively, on a straight-line basis.

     (k) INCOME TAXES -- The Company accounts for income taxes under the Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109). Under the asset or liability method of SFAS 109, deferred tax assets and liabilities are recognized

             CHECKERS DRIVE-IN RESTAURANTS, INC. AND SUBSIDIARIES

             NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                            (UNAUDITED)--(CONTINUED)

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date (see Note 5).

     (l) DISCLOSURES ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS -- The balance sheets as of March 22, 1999 and December 28, 1998 reflect the fair value amounts which have been determined using available market information and appropriate valuation methodologies. However, considerable judgement is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. The carrying amounts of cash and cash equivalents, receivables, accounts payable, and long-term debt are a reasonable estimate of their fair value. Interest rates that are currently available to the Company for issuance of debt with similar terms and remaining maturities are used to estimate fair value for debt issues that are not quoted on an exchange.

     (m) EARNINGS PER SHARE -- The Company calculates basic and diluted earnings (loss) per share in accordance with the Statement of Financial Accounting Standard No. 128, "Earnings per Share", which is effective for periods ending after December 15, 1997.

     (n) SEGMENT REPORTING -- SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information" changes the way public companies report information about segments of their business in their annual financial statements and requires them to report selected segment information in their quarterly reports issued to shareholders. It also requires entity-wide disclosures about the products and services an entity provides, the material countries in which it holds assets and reports revenues, and its major customers. SFAS No. 131 is effective for fiscal years beginning after December 15, 1997. The Company operates primarily in the quick-service restaurant industry. The Company's Champion Modular Restaurants division does not have a material effect upon the Company's financial statements.

     (o) USE OF ESTIMATES -- The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of

             CHECKERS DRIVE-IN RESTAURANTS, INC. AND SUBSIDIARIES

             NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                            (UNAUDITED)--(CONTINUED)

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

     (p) RECLASSIFICATIONS -- Certain amounts in the 1998 financial statements have been reclassified to conform to the 1999 presentation.

NOTE 2: LIQUIDITY

     The Company has a working capital deficit of $7.0 million at March 22, 1999. It is anticipated that the Company will continue to have a working capital deficit since approximately 88% of the Company's assets are long-term (primarily property, equipment, and intangibles), and since all operating trade payables, accrued expenses, and property and equipment payables are current liabilities of the Company. At March 22, 1999, a significant portion ($17.4 million) of the Company's long-term debt relates to the Company's Restated Credit Agreement which originally was to mature on July 31, 1999. During March and April 1999, Santa Barbara Restaurant Group, Inc. ("SBRG"), a company which is an 8.2% owner of Rally's Hamburgers Inc., ("Rally's") acquired approximately $4.9 million of debt due to three members of the lender group. The terms associated with the SBRG debt are identical to terms that other participants of the lender group have pursuant to the Restated Credit Agreement. On March 24, 1999, SBRG and the other remaining members of the lender group agreed to an extension of the maturity date to April 30, 2000. As of March 22, 1999, Fidelity National Financial, Inc. owned 31.1% of the outstanding common stock of SBRG.

     See Note 6: "Merger" for discussion of the Merger with Rally's. Rally's has a working capital deficit of $5.9 million at March 22, 1999. It is anticipated that Rally's will continue to have a working capital deficit since approximately 89% of Rally's assets are long-term (primarily property, equipment, investment in affiliate and intangibles), and since all operating trade payables, accrued expenses, and property and equipment payables are current liabilities of Rally's. At March 22, 1999, a significant portion ($53.5 million) of Rally's long-term liabilities relates to the Rally's Senior Notes to mature in June, 2000. Rally's is currently evaluating alternatives for refinancing or repaying the outstanding Senior Notes that mature in June 2000. These alternatives include a sale-leaseback transaction or additional mortgage financing. Other options include the sale of certain Rally-owned markets to current or new franchisees in transactions that would provide immediate funds to reduce debt and would also provide a continued source of income through future royalties.

             CHECKERS DRIVE-IN RESTAURANTS, INC. AND SUBSIDIARIES

             NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                            (UNAUDITED)--(CONTINUED)
NOTE 3: LONG-TERM DEBT

     Long-term debt consists of the following:

                                                                    MARCH 22,     DECEMBER 28,
                                                                       1999           1998
                                                                   -----------   -------------
   Note payable under Restated Credit Agreement at
    13% interest due each 28 day period, originally maturing
    July 31, 1999, subsequently extended to April 30, 2000
    (see Note 2) ...............................................     $17,432        $17,432
   Notes payable due at various dates secured by building and equipment with interest rates primarily ranging from
    9.0% to 11.32%, payable monthly ............................       1,068          1,214
   Mortgages payable to FFCA Acquisition Corporation
    secured by 24 Company-owned restaurants,
    payable in aggregate monthly installments of $93,213,
    including interest at 9.5% .................................       9,972         10,000
   Other, at interest rates ranging from 7.0% to 10.0% .........         965            997
                                                                     -------        -------
   Total long-term debt and capital lease obligations ..........      29,437         29,643
   Less current installments ...................................       1,332            998
                                                                     -------        -------
   Long-term debt, less current maturities .....................     $28,105        $28,645
                                                                     =======        =======

NOTE 4: INCOME TAXES

     The Company recorded an income tax benefit of $422,000 for the quarter ended March 22, 1999 and income tax expense of $150,000 for the quarter ended March 23, 1998, or 38.0% of the respective loss or income before income taxes. The Company then recorded a valuation allowance of $422,000 against deferred income tax assets for the quarter ended March 22, 1999 (reversed $150,000 in valuation allowances for the quarter ended March 23, 1998). The Company's total valuation allowances of approximately $32.8 million as of March 22, 1999 is maintained on deferred tax assets which the Company has not determined to be more likely than not realizable at this time. Subject to a review of the tax assets, these valuation allowances will be reversed during periods in the future in which the Company records pre-tax income, in amounts necessary to offset any then recorded income tax expenses attributable to such future periods.

NOTE 5: RELATED PARTIES

     Effective November 30, 1997 the Company entered into a Management Services Agreement with Rally's whereby Checkers is providing accounting, technology, and other functional and management services to predominantly all of the operations of Rally's. The Management Services Agreement carries a term of seven years, terminable upon the mutual consent of the parties. The Company will receive fees from Rally's relative to the shared departmental costs times the respective store ratio. Checkers increased its corporate

             CHECKERS DRIVE-IN RESTAURANTS, INC. AND SUBSIDIARIES

             NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                            (UNAUDITED)--(CONTINUED)

NOTE 5: RELATED PARTIES--(CONTINUED)

and regional staff in late 1997 and 1998 in order to meet the demands of the agreement, but management believes the income generated by this agreement has enabled Checkers to attract the management staff with expertise necessary to more successfully manage and operate both companies at significantly reduced costs to both entities. During the quarters ended March 22, 1999 and March 23, 1998, the Company charged Rally's $1.7 million and $913,000, respectively in accordance with the Management Service Agreement. Effective April 6, 1999, the Company began sharing the services of the Chief Financial Officer with Rally's.


NOTE 6: MERGER

     On January 29, 1999, Checkers and Rally's announced the signing of a definitive merger agreement ("the Merger") pursuant to which Rally's will merge into Checkers in an all stock transaction. The Merger agreement provides that each outstanding share of the Rally's stock will be exchanged for 1.99 shares of Checkers stock. Immediately following the Merger and a one-for-twelve reverse split, there will be approximately 9,387,859 common shares outstanding. In addition, each of Rally's outstanding stock options (5.6 million as of March 22, 1999) will be exchanged for options at the exchange rate of 1 to 1.99 of Checkers. The approximate 19.1 million shares of Checkers common stock which Rally's owns will be retired as a result of the Merger. Checkers and Rally's have each received investment bankers' opinions as to the fairness of the exchange rate used in the Merger. The Merger transaction is subject to certain approvals, including but not limited to approval by the shareholders of Checkers and Rally's and the holders of Rally's Senior Notes and is expected to close in the third quarter of fiscal year 1999.

     At March 22, 1999, Rally's owned 19,130,930 shares (26.06 percent) of the outstanding common stock of Checkers and public shareholders owned the remaining 54,277,177 shares of Checkers common stock. Checkers will issue 58,377,134 shares of its common stock to Rally's shareholders in exchange for all the outstanding common stock of Rally's (29,335,243 outstanding shares) at a 1 to 1.99 exchange ratio. After the transaction, Rally's shareholders will own 58,377,134 shares (51.8 percent of the outstanding common stock of the new Checkers) and the remaining 54,277,117 shares (48.2 percent of Checker common stock) will then be held by then current shareholders of Checkers.

     The Merger transaction will be accounted for under the purchase method of accounting and will be treated as a reverse acquisition as the stockholders of Rally's will receive the larger portion (51.8%) of the voting interests in the combined enterprise. Accordingly, Rally's is considered the acquirer for accounting purposes and therefore, Checkers' assets and liabilities will be recorded based upon their fair market value.

             CHECKERS DRIVE-IN RESTAURANTS, INC. AND SUBSIDIARIES

             NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                            (UNAUDITED)--(CONTINUED)

NOTE 6: MERGER--(CONTINUED)

     The following unaudited pro forma condensed consolidated financial data sets forth certain pro forma financial information giving effect to the Merger. The pro forma financial information is based on, and should be read in conjunction with the historical consolidated financial statements of each of the companies and the notes related thereto.

             CHECKERS DRIVE-IN RESTAURANTS, INC. AND SUBSIDIARIES

             NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                            (UNAUDITED)--(CONTINUED)

NOTE 6: MERGER--(CONTINUED)

     The pro forma condensed consolidating balance sheet gives effect to the issuance of 58,377,134 shares of the Checkers common stock in exchange for 29,335,243 shares of Rally's common stock, based upon the per share price of the Checkers common shares at $0.531 and a one-for-twelve reverse split, assuming the Merger had occurred March 22, 1999:

                                                 CHECKERS      RALLY'S
                                                 MARCH 22,     MARCH 22,          PRO FORMA
                                                   1999          1999            ADJUSTMENTS       MERGED
                                                 --------      --------          -----------     ---------
                                                            (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
ASSETS:
Current assets ...............................   $ 11,861      $ 13,323           $              $  25,184
Property and equipment, net ..................     77,162        60,290                            137,452
Investment in affiliate, including
  net goodwill of $11,717, net of
  accumulated amortization ...................         --        22,567         A)  (22,567)            --
Intangibles, net of accumulated
  amortization ...............................      9,916        23,402         G)   19,391         52,709
Other assets, net of accumulated
  amortization ...............................      1,232         2,620                              3,852
                                                 --------      --------           ---------      ---------
                                                 $100,171      $122,202           $  (3,176)     $ 219,197
                                                 ========      ========           =========      =========
LIABILITIES:
Current liabilities ..........................     18,824        19,204         B)    1,500         39,528
Senior notes, net of discount,
  less current maturities ....................         --        53,543                             53,543
Long-term debt and capital lease
  obligations, less
  current maturities .........................     28,853        12,588                             41,441
Minority interests in joint ventures .........        674            --                                674
Other long-term liabilities ..................      8,323         3,951                             12,274
                                                 --------      --------           ---------      ---------
  Total liabilities ..........................     56,674        89,286               1,500        147,460
STOCKHOLDERS' EQUITY:
Preferred stock ..............................         --            --                                 --
Common stock .................................         73         2,961         C)   (3,025)             9
Additional paid-in capital ...................    121,579        97,346         D)  (81,914)       137,011
Retained deficit .............................    (77,755)      (65,283)        E)   77,755        (65,283)
                                                 --------      --------           ---------      ---------
                                                   43,897        35,024              (7,184)        71,737
Less treasury stock, at cost .................       (400)       (2,108)        F)    2,508             --
                                                 --------      --------           ---------      ---------
  Net stockholders' equity ...................     43,497        32,916              (4,676)        71,737
                                                 --------      --------           ---------      ---------
                                                 $100,171      $122,202           $  (3,176)     $ 219,197
                                                 ========      ========           =========      =========

             CHECKERS DRIVE-IN RESTAURANTS, INC. AND SUBSIDIARIES

             NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                            (UNAUDITED)--(CONTINUED)

NOTE 6: MERGER--(CONTINUED)



----------------
A) Pro forma adjustment to record the elimination of Rally's original investment of $10,850 in Checkers common stock and the reclassification to intangibles of $11,717 of goodwill associated with Rally's investment in Checkers.
B) Pro forma adjustment to accrue estimated transaction costs related to the Merger.
C) Pro forma adjustment to record the issuance of 58,377 shares of Checkers common stock in exchange for Rally's outstanding shares, $58; to eliminate the previous common stock account of Rally's, ($2,961); to eliminate the par value associated with Rally's investment in Checkers common stock, ($19); and to effect a one-for-twelve reverse split, ($103).
D) Pro forma adjustments, in accordance with reverse acquisition accounting, to record the fair value of the outstanding 54,277 shares of common stock of Checkers valued at $0.531 per share, $28,767 which is net of related par value; eliminate the previous treasury stock of Rally's, ($2,108); eliminate the previous additional paid-in capital account of Checkers, ($121,579); to reduce additional paid in capital for the par value of the 58,377 shares issued to Rally's shareholders, ($58); to eliminate the previous common stock account of Rally's, $2,961; to attribute a $10,000 estimated fair value to the outstanding Checkers stock options and warrants, and effect a one-for-twelve reverse split, $103.
E) Pro forma adjustments to record the elimination of the retained deficit account of Checkers.
F) Pro forma adjustment to eliminate the previous treasury stock of Checkers, $400; as well as the treasury stock of Rally's, $2,108 which is cancelled as a result of the Merger.
G) Pro forma adjustment to record goodwill of $7,674 associated with the Merger and the reclassification of $11,717 of goodwill associated with Rally's original investment in Checkers (see A).

NOTES: The final adjustments to value the outstanding Checkers options and warrants as well as final adjustments to the fair value of assets and liabilities as a result of the Merger will not be known until the merger is completed.

             CHECKERS DRIVE-IN RESTAURANTS, INC. AND SUBSIDIARIES

             NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                            (UNAUDITED)--(CONTINUED)

NOTE 6: MERGER--(CONTINUED)

     The following unaudited pro forma condensed consolidating statement of operations sets forth certain pro forma financial information giving effect to the Merger, assuming the Merger had occurred December 29, 1997:

                                                       CHECKERS      RALLY'S
                                                     TWELVE WEEKS  TWELVE WEEKS
                                                         ENDED        ENDED
                                                       MARCH 22,    MARCH 22,         PRO FORMA
                                                         1999          1999          ADJUSTMENTS        MERGED
                                                       --------      --------        -----------       --------
                                                                (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
TOTAL REVENUES ..................................      $ 31,713      $30,119                           $ 61,832
                                                       --------      -------            -----          --------
COSTS AND EXPENSES:
 Restaurant operating costs .....................        26,434       24,206                             50,640
 Advertising expense ............................         1,912        1,801                              3,713
 Other expenses .................................            98          352                                450
 Other depreciation and amortization ............           454          570         H)    194            1,218
 General and administrative expense .............         2,917        3,081         I)    (88)           5,910
                                                       --------      -------            ------         --------
  Total cost and expenses .......................        31,815       30,010               106           61,931
                                                       --------      -------            ------         --------
  Operating (loss) income .......................          (102)         109              (106)             (99)
Other income (expense):
 Interest income ................................            58          188                                246
 Gains on bond repurchases ......................            --          256                                256
 Loss on investment in affiliate ................            --         (434)        J)    434               --
 Interest expense ...............................        (1,181)      (1,685)                            (2,866)
                                                       --------      -------            ------         --------
Loss before minority interest,
  income taxes ..................................        (1,225)      (1,566)              328           (2,463)
Minority interests in (losses) earnings .........          (114)          --                               (114)
                                                       --------      -------            ------         --------
Loss before income taxes ........................        (1,111)      (1,566)              328           (2,349)
                                                       --------      -------            ------         --------
Income taxes ....................................            --           37                                 37
                                                       --------      -------            ------         --------
Net (loss) earnings .............................      $ (1,111)     $(1,603)           $  328         $ (2,386)
                                                       ========      =======            ======         ========
Comprehensive (loss) earnings ...................      $ (1,111)     $(1,603)           $  328         $ (2,386)
                                                       ========      =======            ======         ========
Net (loss) income per common share (basic
  and diluted) ..................................      $  (0.02)     $ (0.05)                          $  (0.25)
                                                       ========      =======                           ========
Weighted average number of common
  shares (basic and diluted) ....................        73,408       29,335                         K)   9,388
                                                       ========      =======                           ========

----------------
H) Pro forma adjustment to increase the amortization of goodwill associated with the Merger.

I) Pro forma adjustment to eliminate excess public company expenses recorded on Rally's.

J) Pro forma adjustment to eliminate loss from the Rally's equity investment in Checkers.

K) The merged weighted average number of common shares outstanding consists of 112,654 shares immediately following the Merger, effected for the one-for-twelve reverse split.

             CHECKERS DRIVE-IN RESTAURANTS, INC. AND SUBSIDIARIES

             NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                            (UNAUDITED)--(CONTINUED)

NOTE 6: MERGER--(CONTINUED)

     The following unaudited pro forma condensed consolidating statement of operations sets forth certain pro forma financial information giving effect to the Merger, assuming the Merger had occurred December 29, 1997:

                                                        CHECKERS          RALLY'S
                                                       FISCAL YEAR      FISCAL YEAR
                                                          ENDED            ENDED
                                                      DECEMBER 28,     DECEMBER 28,      PRO FORMA
                                                          1998             1998         ADJUSTMENTS        MERGED
                                                     --------------   --------------   -------------   ------------
                                                                  (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Total Revenues ...................................      $145,708      $144,952                           $ 290,660
                                                        --------      --------            ------         ---------
COSTS AND EXPENSES:
 Restaurant operating costs ......................       119,416      113,782                              233,198
 Advertising expense .............................         6,921        9,853                               16,774
 Other expenses ..................................           516          647                                1,163
 Other depreciation and amortization .............         2,275        2,503           H)   842             5,620
 General and administrative expense ..............        13,309       13,404           I)  (380)           26,333
 SFAS 121 provisions .............................         2,953        3,362                                6,315
                                                        --------      --------            ------         ---------
  Total cost and expenses ........................       145,390      143,551                462           289,403
                                                        --------      --------            ------         ---------
  Operating income (loss) ........................           318        1,401               (462)            1,257
Other income (expense):
 Interest income .................................           272          480                                  752
 Loss on investment in affiliate .................            --       (2,019)          J) 2,019                --
 Interest expense ................................        (6,007)      (7,145)                --           (13,152)
                                                        --------      --------            ------         ---------
Loss before minority interest and income tax
 expense (benefit) ...............................        (5,417)      (7,283)             1,557           (11,143)
Minority interests in operations of joint ventures           (73)          --                                  (73)
                                                        --------      --------            ------         ---------
Loss before income tax expense (benefit) .........        (5,344)      (7,283)             1,557           (11,070)
Income tax expense (benefit) .....................            --          252                                  252
                                                        --------      --------            ------         ---------
Net (loss) earnings ..............................        (5,344)      (7,535)             1,557           (11,322)
                                                        ========      ========            ======         =========
Comprehensive (loss) earnings ....................      $ (5,344)     $(7,535)            $1,557         $ (11,322)
                                                        ========      ========            ======         =========
Net loss per common share (basic and diluted)           $  (0.07)     $ (0.28)                           $   (1.21)
                                                        ========      ========                           =========
Weighted average number of common shares
 (basic and diluted) .............................        73,388       27,170                          K)    9,388
                                                        ========      ========                           =========

----------------
H) Pro forma adjustment to increase the amortization of goodwill associated with the Merger.

I) Pro forma adjustment to eliminate excess public company expenses recorded on Rally's.

J) Pro forma adjustment to eliminate loss from the Rally's equity investment in Checkers.

K) The merged weighted average number of common shares outstanding consists of 112,654 shares immediately following the Merger, effected for the one-for-twelve reverse split.

                         INDEPENDENT AUDITORS' REPORT



The Board of Directors and Stockholders
Rally's Hamburgers, Inc.:

     We have audited the consolidated balance sheet of Rally's Hamburgers, Inc. and subsidiaries as of December 28, 1998 and the related consolidated statement of operations and comprehensive income, shareholders' equity and cash flows for the year ended December 28, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Rally's Hamburgers, Inc. and subsidiaries as of December 28, 1998 and the results of their operations and their cash flows for the year ended December 28, 1998, in conformity with generally accepted accounting principles.


                                   KPMG LLP


Tampa, Florida
February 26, 1999

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To Rally's Hamburgers, Inc.:

     We have audited the accompanying consolidated balance sheet of Rally's Hamburgers, Inc. (a Delaware corporation) and subsidiaries as of December 28, 1997 and the related consolidated statements of operations and comprehensive income, stockholders' equity and cash flows for each of the two fiscal years in the period ended December 28, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of Checkers Drive-In Restaurants, Inc. (Checkers), the investment in which is reflected in the accompanying financial statements using the equity method of accounting. The investment in Checkers represents 19 percent of the Company's total assets as of December 28, 1997, and the equity in its net loss represents 16 percent of the Company's 1997 net loss. The statements of Checkers were audited by other auditors whose report has been furnished to us and our opinion, insofar as it relates to the amounts included for Checkers, is based solely on the report of the other auditors.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, based on our audit and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of Rally's Hamburgers, Inc. and subsidiaries as of December 28, 1997, and the results of their operations and their cash flows for each of the two fiscal years in the period ended December 28, 1997, in conformity with generally accepted accounting principles.


                                   ARTHUR ANDERSEN LLP


Louisville, Kentucky
February 27, 1998

                           RALLY'S HAMBURGERS, INC.
                               AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                            (DOLLARS IN THOUSANDS)

                                    ASSETS

                                                            DECEMBER 28,  DECEMBER 28,
                                                                1998          1997
                                                            ------------  ------------
CURRENT ASSETS:

 Cash and cash equivalents .................................  $  4,601         4,008

 Restricted cash ...........................................     1,880         1,380

 Investments ...............................................        47           446

 Accounts receivable, net ..................................     2,597         1,949

 Notes receivable, net .....................................       153            --

 Inventory .................................................     1,017         1,052

 Prepaid expenses and other current assets .................       310         1,057

 Property and equipment held for sale ......................     1,131         1,076
                                                              --------      --------

     Total current assets ..................................    11,736        10,968

Property and equipment, net ................................    61,914        68,067

Investment in affiliate, net of accumulated amortization ...    23,001        24,988

Notes receivable, net ......................................       375           872

Goodwill, net of accumulated amortization of
  $3,062 and $2,811, respectively ..........................     8,477         9,913

Reacquired franchise and territory rights, net of
  accumulated amortization of $4,129
  and $2,991, respectively .................................    11,620        12,758

Other intangibles, net of accumulated
  amortization of $1,470
  and $2,894, respectively .................................     3,783         4,334

Other assets, net of accumulated
  amortization of $285 and
  $1,400, respectively .....................................     2,400         2,397
                                                              --------      --------

                                                              $123,306      $134,297
                                                              ========      ========

                 See Notes to Consolidated Financial Statements

                           RALLY'S HAMBURGERS, INC.
                               AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                            (DOLLARS IN THOUSANDS)

                     LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                        DECEMBER 28,     DECEMBER 28,
                                                                            1998             1997
                                                                        ------------     ------------
CURRENT LIABILITIES:

Accounts payable ...................................................     $   3,686        $   7,076

Accrued wages, salaries and benefits ...............................         1,825            2,262

Reserves for restaurant relocations and abandoned sites ............         3,148            1,665

Accrued liabilities ................................................         5,716            8,596

Current maturities of long-term debt and obligations
  under capital lease ..............................................         1,490            1,194
                                                                         ---------        ---------

     Total current liabilities .....................................        15,865           20,793

Senior notes, net of discount of $59 and $321, respectively.........        55,768           58,005

Long-term debt, less current maturities ............................         7,819            4,017

Obligations under capital lease, less current maturities ...........         5,230            5,228

Long-term reserves for restaurant relocations
  and abandoned sites ..............................................         2,275            3,655

Other noncurrent liabilities .......................................         1,830            1,086
                                                                         ---------        ---------

     Total liabilities .............................................        88,787           92,784

STOCKHOLDERS' EQUITY:

 Preferred Stock, $.10 par value, authorized
   5,000,000 shares, issued, none at
   December 28, 1998 and 45,667 at
   December 28, 1997 ...............................................            --                5

Common stock, $.10 par value, authorized
  50,000,000 shares, issued 29,608,688 at
  December 28, 1998 and 24,836,900 at
  December 28, 1997 ................................................         2,961            2,484

Additional paid-in capital .........................................        97,346           97,277

Retained deficit ...................................................       (63,680)         (56,145)
                                                                         ---------        ---------
                                                                            36,627           43,621

Less treasury stock, at cost, 273,445 shares .......................        (2,108)          (2,108)
                                                                         ---------        ---------

     Net stockholders' equity ......................................        34,519           41,513
                                                                         ---------        ---------

                                                                         $ 123,306        $ 134,297
                                                                         =========        =========

                 See Notes to Consolidated Financial Statements

                           RALLY'S HAMBURGERS, INC.
                               AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                            AND COMPREHENSIVE INCOME
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                            FISCAL YEAR ENDED
                                                             -----------------------------------------------
                                                              DECEMBER 28,     DECEMBER 28,     DECEMBER 29,
                                                                  1998             1997             1996
                                                             --------------   --------------   -------------
REVENUES:
Restaurant sales .........................................      $139,602         $139,348        $156,445
Franchise revenues and fees ..............................         4,636            4,838           5,867
Owner fee income .........................................           714              744             440
                                                                --------         --------        --------
Total revenues ...........................................      $144,952         $144,930        $162,752
                                                                --------         --------        --------

COSTS AND EXPENSES:
Restaurant food and paper costs ..........................        44,352           44,997          53,712
Restaurant labor costs ...................................        42,570           41,464          48,634
Restaurant occupancy expense .............................         7,333            6,487           7,093
Restaurant depreciation and amortization .................         7,234            7,069           7,744
Other restaurant operating expense .......................        12,293           12,782          14,871
Advertising expense ......................................         9,853           10,255           7,767
Owner depreciation .......................................           647              627             400
Other depreciation and amortization ......................         2,503            2,623           2,338
General and administrative expenses ......................        13,404           15,125          16,132
Impairment of long-lived assets ..........................         1,727               --             824
Losses on assets to be disposed of .......................         1,635              158            (804)
                                                                --------         --------        --------
   Total costs and expenses ..............................      $143,551         $141,587        $158,711
                                                                --------         --------        --------
   Operating income ......................................         1,401            3,343           4,041
                                                                --------         --------        --------
OTHER INCOME (EXPENSE):
Interest income ..........................................           480              750             614
Loss on investment in affiliate ..........................        (2,019)            (720)             --
Interest expense .........................................        (7,145)          (7,434)         (8,622)
                                                                --------         --------        --------
 Loss before income tax expense ..........................        (7,283)          (4,061)         (3,967)
Income tax expense (benefit) .............................           252              455            (675)
                                                                --------         --------        --------
   Net loss before extraordinary item ....................      $ (7,535)        $ (4,516)       $ (3,292)
Extraordinary item (net of tax expense of $1,350).........            --               --        $  5,280
                                                                --------         --------        --------
   Net (loss) income .....................................      $ (7,535)        $ (4,516)       $  1,988
                                                                ========         ========        ========
 Comprehensive (loss) income .............................      $ (7,535)        $ (4,516)       $  1,988
                                                                ========         ========        ========
Net loss per share before extraordinary item .............      $  (0.28)        $  (0.22)       $  (0.19)
                                                                ========         ========        ========
Extraordinary item .......................................            --               --        $   0.31
                                                                ========         ========        ========
Net (loss) income per common share
  (basic and diluted) ....................................      $  (0.28)        $  (0.22)       $   0.12
                                                                ========         ========        ========
Weighted average number of common shares
  outstanding (basic and diluted) ........................        27,170           20,709          17,007
                                                                ========         ========        ========

                 See Notes to Consolidated Financial Statements

                           RALLY'S HAMBURGERS, INC.
                               AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                            (DOLLARS IN THOUSANDS)

                                                                                   ADDITIONAL     RETAINED
                                                 COMMON   PREFERRED    TREASURY      PAID-IN      EARNINGS      TOTAL
                                                  STOCK     STOCK        STOCK       CAPITAL     (DEFICIT)      EQUITY
                                                -------- ----------- ------------ ------------ ------------- -----------
Balances at December 31, 1995 .................  $1,593     $ --       $ (2,108)    $60,804      $ (53,617)   $  6,672
Issuance of common stock ......................       3       --             --          74             --          77
Shareholders rights offering ..................     483       --             --       9,975             --      10,458
Compensatory stock options
  and warrants ................................      --       --             --         170             --         170
Net income ....................................                                                      1,988       1,988
                                                 ------     ----       --------     -------      ---------    --------
Balances at December 29, 1996 .................   2,079       --         (2,108)     71,023        (51,629)     19,365
Issuance of common stock ......................      14       --             --         264             --         278
Compensatory stock options
  and warrants ................................      --       --             --         957             --         957
Issuance of common stock and
  preferred to acquire investment
  in affiliate ................................     391        5             --      25,033             --      25,429
Net loss ......................................      --       --             --          --         (4,516)     (4,516)
                                                 ------     ----       --------     -------      ---------    --------
Balances at December 28, 1997 .................   2,484        5         (2,108)     97,277        (56,145)     41,513
Exercise of 49,080 employee stock
  options, net of $2 issuance costs............       4       --             --          83             --          87
Issuance of 156,008 shares of common
  stock in settlement of litigation, net of
  $10 issuance costs...........................      16       --             --         349             --         365
Conversion of preferred shares to
  common stock ................................     457       (5)            --        (452)            --          --
Other equity funding, net .....................      --       --             --          89             --          89
Net loss ......................................      --       --             --          --         (7,535)     (7,535)
                                                 ------     ----       --------     -------      ---------    --------
Balances at December 28, 1998 .................  $2,961     $ --       $ (2,108)    $97,346      $ (63,680)   $ 34,519
                                                 ======     ====       ========     =======      =========    ========

                 See Notes to Consolidated Financial Statements

                           RALLY'S HAMBURGERS, INC.
                               AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                            (DOLLARS IN THOUSANDS)

                                                                          FISCAL YEARS ENDED
                                                              -------------------------------------------
                                                               DECEMBER 28,   DECEMBER 28,   DECEMBER 29,
                                                                   1998           1997           1996
                                                              -------------- -------------- -------------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net (loss) income ..........................................    $ (7,535)      $ (4,516)     $   1,988
 Adjustments to reconcile net (loss) earnings to net cash
   provided by operating activities:
   Depreciation and amortization .............................     10,386         10,319         10,482
   Impairment of long-lived assets ...........................      1,727             --            824
   Provisions for losses on assets to be disposed of .........      1,635            158           (804)
   Gain on bond repurchase ...................................       (163)            --         (6,630)
   Amortization of bond costs and discounts ..................        390            398            395
   Provisions for (recovery of) bad debt .....................        593           (392)           968
   Warrant expense ...........................................         --            940             20
   Loss, net of amortization, on investment in affiliate .....      2,019            720             --
   Loss on disposal of property & equipment ..................        211          1,025             --
 Changes in assets and liabilities:
   Increase in accounts receivable ...........................     (1,635)          (331)          (306)
   Decrease in notes receivable ..............................        219            256            312
   Decrease (increase) in inventory ..........................         86           (196)           262
   Decrease (increase) in prepaid expenses and other
    current assets ..........................................         979           (613)           (34)
   Decrease (increase) in other assets .......................         45            221           (121)
   (Decrease) increase in accounts payable ...................     (3,390)         1,081         (3,889)
   Decrease in accrued liabilities ...........................     (3,082)          (793)        (2,807)
                                                                 --------       --------      ---------
   Net cash provided by operating activities ................    $  2,485       $  8,277      $     660
                                                                 --------       --------      ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Capital expenditures .......................................      (2,290)        (6,845)        (2,306)
 Acquisitions of restaurants ................................        (855)        (2,172)            --
 Decrease in investments ....................................         399          1,512          2,975
 Proceeds from sale of property and equipment ...............         615          1,872          4,392
 Cash paid for additional investment in affiliates ..........         (32)            --             --
                                                                 --------       --------      ---------
   Net cash (used in) provided by
      investing activities ..................................    $ (2,163)      $ (5,633)     $   5,061
                                                                 --------       --------      ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
 (Increase) decrease in restricted cash .....................        (500)           269           (966)
 Repayments of senior notes .................................      (2,168)            --        (19,612)
 Proceeds from issuance of long-term debt ...................       4,300             --             --
 Deferred loan costs incurred ...............................        (290)            --             --
 Principal payments on long-term debt .......................      (1,247)        (1,488)        (2,204)
 Net proceeds from issuance of common stock .................          87            298         10,535
 Other equity funding .......................................          89             --             --
                                                                 --------       --------      ---------
   Net cash provided by (used in) financing activities ......    $    271       $   (921)     $ (12,247)
                                                                 --------       --------      ---------
   Net increase (decrease) in cash ..........................         593          1,723         (6,526)
CASH AT BEGINNING OF PERIOD .................................       4,008          2,285          8,811
                                                                 --------       --------      ---------
CASH AT END OF PERIOD .......................................    $  4,601       $  4,008      $   2,285
                                                                 ========       ========      =========

                 See Notes to Consolidated Financial Statements

                   RALLY'S HAMBURGERS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           (TABULAR DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     a) FINANCIAL STATEMENT PRESENTATION AND ORGANIZATION -- The accompanying consolidated financial statements include Rally's Hamburgers, Inc. and its wholly-owned subsidiaries. Rally's Hamburgers, Inc. and its subsidiaries are collectively referred to herein as the context requires as "Rally's" or the "Company". The investment in affiliate, which is owned more than 20% and less than 50% represents an investment in Checkers Drive-In Restaurants, Inc. ("Checkers") and is recorded on the equity method (See Note 2). All significant intercompany accounts and transactions have been eliminated.

     As of December 29, 1997 the Company changed from a fiscal year ending on the Sunday closest to December 31st to a fiscal year ending on the Monday closest to December 31st. This resulted in an extra day in fiscal 1998. The Company also changed its quarterly reporting periods from four 13-week quarters to three 12-week quarters and a 16-week fourth quarter.

     Rally's is one of the largest double drive-thru restaurant chains in the United States. At December 28, 1998, the Company's system included 475 restaurants in 18 states, primarily in the Midwest and the Sunbelt, comprised of 226 Company-owned and operated, 223 franchised and 26 Company-owned restaurants in Western markets which are operated as Rally's restaurants by CKE Restaurants, Inc. ("CKE"), a significant shareholder of the Company, under an operating agreement which began in July 1996. Two additional Company-owned stores covered by the operating agreement have been converted to the Carl's Jr. format and are not included in the above store count. The Company's restaurants offer high quality fast food. The Company serves the drive-thru and take-out segments of the quick-service restaurant industry. The Company opened its first restaurant in January 1985 and began offering franchises in November 1986.

     The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates, when actual transactions anticipated are consummated. Certain of the most significant estimates include useful lives assigned to depreciable/amortizable assets, fair value less costs to sell of long-lived assets held for sale, fair value of long-lived assets held for use, future net occupancy costs related to closed/disposable properties, accruals for the Company's self-insured and high deductible insurance programs, and disclosures regarding commitments and contingencies.

     b) REVENUE RECOGNITION -- The Company recognizes franchise fees as income on the date a restaurant is opened, at which time the Company has performed its obligations

                   RALLY'S HAMBURGERS, INC. AND SUBSIDIARIES

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

relating to such fees. Area development fees are generated from the awarding of exclusive rights to develop, own and operate Rally's restaurants in certain geographic areas pursuant to an Area Development Agreement. Such fees are recognized as income on a pro rata basis as the restaurants are opened or upon the cancellation or expiration of an Area Development Agreement. Both franchise fees and area development fees are non-refundable. The Company also receives royalty fees from franchisees in the amount of 4% of each franchised restaurant's gross revenues, as defined in the Franchise Agreement. Royalty fees are recognized as earned.

     c) RECEIVABLES -- Receivables consist primarily of royalties and notes due from franchisees and advances to Rally's National Advertising Fund. A rollforward of the allowances for doubtful receivables is as follows:

                                                        ADDITIONS
                                               ----------------------------
                                   BALANCE AT   CHARGED TO
                                    BEGINNING   COSTS AND     CHARGED TO                  BALANCE AT
DESCRIPTION                           YEAR       EXPENSES   OTHER ACCOUNTS   DEDUCTIONS   END OF YEAR
-----------                       ------------ ----------- ---------------- ------------ ------------
   Year Ended December 29, 1996
    Accounts receivable .........    $1,375      $  751         $  (81)        $  339       $1,706
    Notes receivable ............       542         200             81            (30)         853
                                     ------      ------         ------         ------       ------
                                     $1,917      $  951         $    0         $  309       $2,559
                                     ======      ======         ======         ======       ======
   Year Ended December 28, 1997
    Accounts receivable .........    $1,706      $ (180)        $ (153)        $  942       $  431
    Notes receivable ............       853        (212)           148            558          231
                                     ------      ------         ------         ------       ------
                                     $2,559      $ (392)        $   (5)        $1,500       $  662
                                     ======      ======         ======         ======       ======
   Year Ended December 28, 1998
    Accounts receivable .........    $  431      $  471         $    0         $  259       $  643
    Notes receivable ............       231          95              0              0          326
                                     ------      ------         ------         ------       ------
                                     $  662      $  566         $    0         $  259       $  969
                                     ======      ======         ======         ======       ======

     d) PROPERTY AND EQUIPMENT -- Property and equipment are depreciated using the straight-line method for financial reporting purposes and accelerated methods for income tax purposes. The estimated useful lives for financial reporting purposes are the shorter of 20 years or the lease life plus available renewal options for buildings and property held under capital leases, eight years for furniture and equipment, five years for software and computer systems and the life of the lease for leasehold improvements. Expenditures for major renewals and betterments are capitalized while expenditures for maintenance and repairs are expensed as incurred. Property and equipment held for sale includes various excess

                   RALLY'S HAMBURGERS, INC. AND SUBSIDIARIES

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

restaurant facilities and land. The aggregate carrying value of property and equipment held for sale is periodically reviewed and adjusted downward to market value, when appropriate.

     e) INVENTORY -- Inventory is valued at latest invoice cost which approximates the lower of first-in, first-out cost or market.

     f) CASH AND CASH EQUIVALENTS -- The Company considers all highly liquid instruments purchased with a maturity of less than three months to be cash equivalents. Restricted Cash consists of cash on deposit with various financial institutions as collateral to support the Company's obligations to certain states for potential workers' compensation claims. This cash is not available for the Company's use until such time that the respective states permit its release. Cash equivalents at December 28, 1997 and December 28, 1998 were approximately $2.3 million and $1.5 million, respectively.

     g) INVESTMENTS -- All of the Company's investment securities are deemed as "available-for-sale" under SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities". Accordingly, investments are reported at fair value with unrealized holding gains and losses, excluding those losses considered to be other than temporary, reported as a net amount in a separate component of shareholders' equity. Provisions for declines in market value are made for losses considered to be other than temporary. Realized gains or losses from the sale of investments are based on the specific identification method. No unrealized gains or losses were recorded for any period presented, due to the quoted market prices of the Company's investments approximating the cost. Investments consisted of mortgage-backed securities at December 28, 1998 and December 28, 1997 of $47,000 and $446,000, respectively.

     h) SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

                                                                 FISCAL YEAR ENDED
                                                  -----------------------------------------------
                                                   DECEMBER 28,     DECEMBER 28,     DECEMBER 29,
                                                       1998             1997             1996
                                                  --------------   --------------   -------------
   Interest paid ..............................       $6,714           $7,013           $8,639
   Income taxes paid ..........................       $  222           $  545           $  983
   Capital lease obligations incurred .........       $  627           $  386           $  111

     On December 18, 1997 Rally's acquired approximately 26.33% of the outstanding common stock of Checkers in exchange for common and preferred stock Rally's valued at $25.4 million (see Note 2).

                   RALLY'S HAMBURGERS, INC. AND SUBSIDIARIES

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

     On April 24, 1998, the Company acquired two restaurants in settlement of litigation with a former franchisee (see Note 2). On July 9, 1997, the Company acquired from Arkansas Investment Group, Inc., substantially all the operating assets employed in the franchisee Rally's restaurants (see Note 2). These acquisitions were recorded as follows:

                                                               FISCAL YEAR ENDED
                                                -----------------------------------------------
                                                 DECEMBER 28,     DECEMBER 28,     DECEMBER 29,
                                                     1998             1997             1996
                                                --------------   --------------   -------------
   Fair value of assets acquired ............       $  949          $  2,800           $ --
   Issuance of common stock .................         (375)               --             --
   Issuance of note payable .................         (420)               --             --
   Utilization of bad debt and other reserves
     previously established .................          975                --             --
   Cash paid ................................         (855)           (2,200)            --
                                                    ------          --------           ----
   Receivables forgiven .....................       $  274          $    600           $ --
                                                    ======          ========           ====

     The Company recorded in 1996 approximately $547,000 in notes receivable primarily as the result of the sale of five of its restaurants in Montgomery, Alabama.

     During fiscal 1996, 1997, and 1998, the Company accepted notes due within two to five years, bearing interest at rates up to 12%, as previously specified in the underlying franchise agreements in exchange for certain receivables from franchisees in the aggregate amount of approximately $340,000 for 1996, approximately $493,000 for 1997, and approximately $30,000 for 1998.

     i) EARNINGS (LOSS) PER COMMON SHARE -- Basic earnings (loss) per common share is calculated based upon the Company's reported income and the weighted average common shares outstanding of 27,170, 20,709 and 17,007 for fiscal years 1998, 1997 and 1996, respectively. The income and average shares outstanding for purposes of the computation of diluted earnings per share are the same as for the computation of basic earnings per share. Potentially dilutive convertible preferred stock, common stock warrants and common stock options have no effect as they are anti-dilutive for all periods presented.

     j) STOCK OPTIONS -- The Company utilizes the disclosure-only provisions of Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation".

     k) IMPAIRMENT OF LONG-LIVED ASSETS -- The Company accounts for long-lived assets under the Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of" (SFAS 121) which requires the write-down of certain intangibles and tangible property associated with

                   RALLY'S HAMBURGERS, INC. AND SUBSIDIARIES

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

under performing sites. In applying SFAS No. 121 the Company reviewed all stores that recorded losses in the applicable fiscal years and performed a discounted cash flow analysis where indicated for each store based upon such results projected over a ten or fifteen year period. This period of time was selected based upon the lease term and the age of the building, which the Company believes is appropriate based upon its limited operating history and the estimated useful life of its restaurants. Impairments were recorded to adjust the asset values to the amount recoverable under the discounted cash flow analysis in the cases where the undiscounted cash flows were not sufficient for full asset recovery, in accordance with SFAS No. 121. The effect of applying SFAS No. 121 resulted in a reduction of property and equipment and goodwill of $1.7 million in 1998, $-0- in 1997 and $824,000 in 1996.

     l) INCOME TAXES -- The Company accounts for income taxes under the asset or liability method whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     m) DISCLOSURES ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS -- The balance sheets as of December 28, 1998 and December 28, 1997, reflect the fair value amounts which have been determined, using available market information and appropriate valuation methodologies. However, considerable judgement is necessarily required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

     Cash and cash equivalents, receivables -- Due to the short maturity of these items, the carrying amounts are a reasonable estimate of their fair value.

     Investments and Senior Notes -- The fair values of investments and Senior Notes are based upon quoted market prices. At December 28, 1998 the carrying value and fair value of Senior Notes was $55.8 million and $44.4 million, respectively. At December 28, 1997, the carrying value and fair value of Senior Notes was $58.0 million and $55.2 million, respectively.

                   RALLY'S HAMBURGERS, INC. AND SUBSIDIARIES

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

     Long-term debt -- The fair value of long-term debt approximates the carrying value due to all significant amounts bearing interest at rates which are variable or approximate a rate estimated to be available currently.

     n) GOODWILL, REACQUIRED FRANCHISE RIGHTS, OTHER INTANGIBLES AND OTHER ASSETS -- Goodwill, reacquired franchise and territory rights, other intangibles and other assets are being amortized using the straight-line method over the following periods:

                                                          AMORTIZATION
                                                             PERIOD
                                                         -------------
   Goodwill ..........................................     5-25 years
   Reacquired franchise and territory rights .........     5-20 years
   Other intangibles .................................     3-25 years
   Other assets.......................................     3-25 years

     Subsequent to the intangibles' acquisition, the Company evaluates whether later events and circumstances have occurred that indicate the remaining estimated useful life of goodwill and other intangibles may warrant revision or that the remaining balance of goodwill and other intangibles may not be recoverable. When factors indicate that goodwill or other intangibles should be evaluated for possible impairment, the Company utilizes the procedures as set forth in SFAS No 121.

     o) OWNER FEE INCOME AND DEPRECIATION -- Revenue received as a result of the operating agreement with CKE is referred to as Owner fee income in the accompanying consolidated financial statements. Depreciation expenses related to the ongoing investment in the CKE-operated restaurants are referred to as Owner depreciation in the accompanying consolidated financial statements.

     p) ADVERTISING COSTS -- It is the Company's policy to expense advertising costs as incurred.

     q) RECLASSIFICATIONS -- Certain items in the 1997 and 1996 financial statement have been reclassified to conform with the 1998 presentation.

NOTE 2: ACQUISITIONS

     On July 9, 1997, the Company acquired from Arkansas Investment Group, Inc. ("AIGI") substantially all the operating assets employed in the operation of AIGI's franchised Rally's restaurants for approximately $2.8 million. The cash disbursed in payment of the purchase price was reduced by certain amounts owed by AIGI to the Company. Actual cash disbursed was approximately $2.2 million. In addition, the Company assumed five of AIGI's ground

                   RALLY'S HAMBURGERS, INC. AND SUBSIDIARIES

NOTE 2: ACQUISITIONS--(CONTINUED)

lease obligations, five of its ground and building lease obligations, and entered into three additional ground leases. AIGI owned and operated a total of ten Rally's restaurants in the Little Rock, Arkansas market. The acquisition of the AIGI operating assets was accounted for as a purchase. The Company believes that the $2.8 million represents the fair value of the acquired assets. The impact on operations of this acquisition was not significant for any of the periods presented, and therefore, proforma amounts are not presented giving effect to this acquisition.

     On December 18, 1997, the Company acquired approximately 19.1 million shares of the common stock, $0.001 par value per share, of Checkers, pursuant to that certain Exchange Agreement, dated as of December 8, 1997 (the "Exchange Agreement"), between Rally's, CKE, Fidelity National Financial, Inc. ("Fidelity"), GIANT GROUP, LTD. ("GIANT") and the other parties named in the Exchange Agreement. CKE, Fidelity and GIANT beneficially owned 5,278,015 shares, 2,759,788 shares and 3,136,849 shares, respectively, of Rally's common stock prior to the consummation of the Exchange Agreement, approximately 23.9%, 12.7% and 15.2% of the then outstanding shares of Rally's common stock. In addition, Terry Christensen, William Foley, II, David Gotterer, Andrew Puzder, Burt Sugarman and C. Thomas Thompson, who are Directors of Rally's, were parties to the Exchange Agreement. Mary Hart Sugarman, AJ Sugarman and Al Sugarman, who also participated in the exchange, are related to Burt Sugarman. In consideration of the acquisition of the Checkers shares, Rally's issued 3,909,336 shares of its common stock, $.10 par value per share, and 45,667 shares of its Series A Participating Preferred Stock, $.10 par value per share with a combined value of $25.4 million. The Rally's preferred stock was converted into 4,566,700 shares of Rally's common stock after approval of such conversion by Rally's stockholders. The exchange ratio used to determine the number of shares of Rally's common stock (including the shares to be issued upon conversion of the Rally's preferred stock) issued pursuant to the Exchange Agreement was based upon the average closing price of the Checkers common stock and the Rally's common stock for the five trading days preceding the public announcement of the proposed exchange on September 19, 1997. This stock acquisition was accounted for as a long term asset under "Investment in affiliate" using the equity method of accounting with an initial investment value of $25.4 million, based upon the market value of the Rally's common shares issued and issuable upon conversion of the Rally's preferred stock issued. This investment represented a 26.33% interest in Checkers and was recorded with an initial investment of $13.2 million and a goodwill (excess of purchase price over fair value of assets acquired) of $12.2 million being amortized over 20 years. Amortization expense related to this goodwill was $627,000 in 1998 and $52,000 in 1997. The Company purchased an additional 30,000 shares of Checkers common stock in January 1998. As of December 28, 1998, the Company owned 26.06% of Checkers outstanding common stock.

                   RALLY'S HAMBURGERS, INC. AND SUBSIDIARIES

NOTE 2: ACQUISITIONS--(CONTINUED)

     Summarized financial information of Checkers follows:

                                                              FISCAL YEAR ENDED
                                               -----------------------------------------------
                                                DECEMBER 28,     DECEMBER 29,     DECEMBER 30,
                                                    1998             1997             1996
                                               --------------   --------------   -------------
   Condensed statement of operations data:
   Total revenues ..........................      $145,708        $ 143,894        $ 164,961
   Operating income (loss) .................           318           (3,977)         (42,212)
   Net loss ................................        (5,344)         (12,186)         (46,409)
   Preferred dividends .....................            --              696               --
   Net loss to common shareholders .........      $ (5,344)       $ (12,882)       $ (46,409)

                                                      FISCAL YEAR ENDED
                                       -----------------------------------------------
                                        DECEMBER 28,     DECEMBER 29,     DECEMBER 30,
                                            1998             1997             1996
                                       --------------   --------------   -------------
   Condensed balance sheet data:
   Current assets ..................      $ 12,298         $ 13,872         $ 20,955
   Non-current assets ..............        89,801          101,529          115,155
                                          --------         --------         --------
                                          $102,099         $115,401         $136,110
                                          ========         ========         ========
   Current liabilities .............      $ 18,608         $ 28,025         $ 46,679
   Non-current liabilities .........        38,883           37,004           49,091
   Stockholders' equity ............        44,608           50,372           40,340
                                          --------         --------         --------
                                          $102,099         $115,401         $136,110
                                          ========         ========         ========

     In December 1994, the Company entered into two franchise agreements with Kader Investments, Inc. ("Kader") for the development and operation of Rally's Hamburgers restaurants in Anaheim, California and Tustin, California. The Company assisted the franchisee in developing and opening the restaurants. On November 27, 1996, Kader filed a six-count Complaint against Rally's in the California Superior Court for Orange County (Case No. 772257) alleging material misrepresentation, respondent superior, breach of contract, breach of the implied covenant of good faith and fair dealing, fraud and unfair competition. These claims arose out of allegations concerning Rally's offer and sale of two franchises (under a two-store development agreement), and Rally's actions during the term of the agreements. The Complaint sought as relief rescission of the parties' franchise and development agreements; general damages of at least $1.5 million and $1.4 million for the material misrepresentation and fraud counts, respectively; general damages in unspecified amounts as to the other counts; punitive damages in unspecified amounts; and attorneys' fees. The Company filed an Answer, but on December 18, 1997 in settlement of the litigation, the parties entered into a memorandum of understanding pursuant to which the Company would purchase Kader's restaurants for total consideration $1.9 million. The

                   RALLY'S HAMBURGERS, INC. AND SUBSIDIARIES

NOTE 2: ACQUISITIONS--(CONTINUED)

consideration consisted of $855,000 in cash, $274,000 in forgiveness of accounts receivable, $375,000 in restricted stock and $420,000 in notes payable. The transaction closed on April 24, 1998 and the action has been dismissed.

NOTE 3: RESTAURANT CLOSURES AND OTHER

     Certain charges in fiscal years 1998, 1997 and 1996 have been referred to as Impairment of long-lived assets and Losses on assets to be disposed of. These items represent estimates of the impact of management decisions, which have been made at various points in time in response to the Company's sales and profit performance and the then-current revenue building and profit enhancing strategies.

     During 1998, impairment expense of $1.7 million related to four under performing restaurants was incurred. No additional restaurants were determined to be impaired in 1997. During 1996, three restaurants, due to their continued poor operating performance, were determined to be impaired, resulting in charges of approximately $824,000. As required by the SFAS 121, the Company will continue to periodically review its assets for impairment where circumstances indicate that such impairment may exist.

     During 1998, the Company closed five restaurants, resulting in the recording of losses on assets held for sale of $713,000 ($249,000 for fixed asset write-downs and $464,000 for future occupancy costs). Also in 1998, other losses recorded upon the disposal of prior years closures was $172,000 and losses on assets to be disposed of for the continued occupancy costs of other prior years closures was $750,000.

     During 1997, the Company recorded provisions of $33,000 and $199,000 to write-off leasehold improvements and future rental costs associated with the Louisville corporate office and regional offices. Additionally in 1997, the Company recorded gains on held for sale properties of $74,000. During 1996, a reduction of $891,000 was recorded in surplus property reserves related to management's decision to re-open three units previously closed and to continue to operate a fourth unit that had been designated for closure, offset by the loss on sale of assets of $87,000.

                   RALLY'S HAMBURGERS, INC. AND SUBSIDIARIES

NOTE 3: RESTAURANT CLOSURES AND OTHER--(CONTINUED)

     The following summarizes the activities in the reserves for restaurant relocations and abandoned sites as well as the activity associated with impairments of long-lived assets.

                                   BALANCE AT      ADDITIONS
                                    BEGINNING     CHARGED TO        CASH          OTHER       BALANCE AT
DESCRIPTION                          OF YEAR        EXPENSE       OUTLAYS        CHANGES      END OF YEAR
-------------------------------   ------------   ------------   -----------   ------------   ------------
   Year Ended December 28, 1998
    Impairment of long-lived
      assets ..................      $   --         $1,727       $     --       $ (1,727)       $   --
    Losses on assets to be
      disposed of .............       4,558          1,635           (939)           169         5,423
                                     ------         ------       --------       --------        ------
                                     $4,558         $3,362       $   (939)      $ (1,558)       $5,423
                                     ======         ======       ========       ========        ======

   Year Ended December 28, 1997
    Impairment of long-lived
      assets ..................      $   --         $   --       $     --       $     --        $   --
    Losses on assets to be
      disposed of .............       5,845            158         (1,486)            41         4,558
                                     ------         ------       --------       --------        ------
                                     $5,845         $  158       $ (1,486)      $     41        $4,558
                                     ======         ======       ========       ========        ======

   Year Ended December 29, 1996
    Impairment of long-lived
      assets ..................      $   --         $  824       $     --       $   (824)       $   --
    Losses on assets to be
      disposed of .............       9,675           (804)        (3,830)           804         5,845
                                     ------         ------       --------       --------        ------
                                     $9,675         $   20       $ (3,830)      $    (20)       $5,845
                                     ======         ======       ========       ========        ======

     The ending balance each year in the reserves for restaurant relocations and abandoned sites consists of the Company's estimates for the ongoing carrying costs of each location which has been closed or was never developed. Those costs include rents, property taxes, maintenance, utilities and in some cases the cost to relocate the modular restaurant to a storage facility. The cash outlays for these costs have been estimated for various terms ranging from five months to 11 years.

NOTE 4: RELATED PARTY TRANSACTIONS

     a) ISSUANCE OF WARRANTS -- On December 20, 1996, the Company issued warrants (the "Warrants") to purchase an aggregate of 1,500,000 restricted shares of its Common Stock to CKE and Fidelity. The Warrants were granted as an incentive to CKE and Fidelity to continue to participate in the identification and implementation of synergistic opportunities with the Company. The Warrants have a three-year term and became exercisable on December 20, 1997. The exercise price is $4.375 per share, the closing price of the Common Stock on December 20, 1996. The underlying shares of Common Stock have not been registered with the Securities and Exchange Commission and, therefore, are not freely

                   RALLY'S HAMBURGERS, INC. AND SUBSIDIARIES

NOTE 4: RELATED PARTY TRANSACTIONS--(CONTINUED)

tradable. If exercised, the Warrants would provide approximately $6.6 million in additional capital to the Company. The Company obtained a valuation analysis from an investment banking firm of national standing. Such analysis estimated the value of the Warrants to be approximately $960,000. Approximately $20,000 and $940,000 was expensed in 1996 and 1997, respectively.

     b) WEST COAST OPERATING AGREEMENT -- On July 1, 1996, the Company entered into a ten-year operating agreement with Carl Karcher Enterprises, Inc., the subsidiary of CKE that operates the Carl's Jr. restaurant chain. Pursuant to the agreement, CKE began operating 29 Rally's owned restaurants located in California and Arizona, two of which were converted to a Carl's Jrs. format. During 1998, two restaurants which the Company acquired from a franchisee were added to the agreement and the leases for two of the restaurants expired and were not renewed leaving 26 restaurants operating under the agreement. Such agreement is cancelable after an initial five-year period, at the discretion of CKE. A portion of these restaurants, at the discretion of CKE, will be converted to the Carl's Jr. format. The agreement was approved by a majority of the independent Directors of the Company. Prior to the agreement, the Company's independent Directors had received an opinion as to the fairness of the agreement, from a financial point of view, from an investment banking firm of national standing. Under the terms of the operating agreement, CKE is responsible for any conversion costs associated with transforming restaurants to the Carl's Jr. format, as well as the operating expenses of all the restaurants. Rally's retains ownership of all 27 (two of which are Carl's Jrs.) restaurants and is entitled to receive a percentage of gross revenues generated by each restaurant. In the event of a sale by Rally's of any of the 27 restaurants, Rally's and CKE would share in the proceeds based upon the relative value of their respective capital investments in such restaurant.

     c) OPTION GRANTS TO NON-EMPLOYEES -- During 1996, the Company granted 150,000 options to certain individuals not employed by the Company for services provided. Approximately $84,000 has been expensed for these grants in general and administrative expenses in the accompanying 1996 Statement of Operations. Such options were granted at the market values on the dates of grant, were immediately exercisable and expire in five years.

     d) OTHER TRANSACTIONS -- The Company has had transactions with certain companies or individuals which are related parties by virtue of having stockholders in common, by being officers/directors or because they are controlled by significant stockholders or officers/ directors of the Company. Such transactions which impacted the Company's consolidated financial statements are summarized below. Information with respect to related party rent is disclosed in Note 10. The Company and its franchisees each pay 1/2% of sales to the Rally's National Advertising Fund (the "Fund"), established for the purpose of creating and

                   RALLY'S HAMBURGERS, INC. AND SUBSIDIARIES

NOTE 4: RELATED PARTY TRANSACTIONS--(CONTINUED)

producing advertising for the chain. The Fund is not included in the consolidated financial statements, although the Company's contributions to the Fund are included in the Advertising and Promotion Expenses in the Company's consolidated Statements of Operations.

     Effective November 30, 1997, the Company entered into a Management Services Agreement, pursuant to which predominately all of the management of Checkers is providing key services to the Company, including executive management, financial planning and accounting, franchise administration, purchasing and human resources. In addition, the Company and Checkers share certain of their executive officers, including Chief Executive Officer and the Chief Operating Officer. The total cost of these services was $5.6 million and $95,000 in 1998 and 1997, respectively. On January 29, 1999, the Company and Checkers announced the Merger agreement pursuant to which both companies would merge in an all stock transaction (see Note 16).

     On December 1, 1998, the Company entered into two lease agreements, which have been recorded as capital lease obligations, with Granite Financial Inc., a wholly owned subsidiary of Fidelity, whereby the Company purchased security equipment for its restaurants valued at $627,000 in the aggregate. The first lease agreement is payable monthly at $9,689, including effective interest at 11.35%. The second lease is payable monthly at $11,097, including effective interest at 12.39% and both have terms of 3 years.

SUMMARY OF RELATED PARTY TRANSACTIONS

                                        DECEMBER 28,     DECEMBER 28,
                                            1998             1997
                                       --------------   -------------
   BALANCE SHEET AMOUNTS
   Accounts receivable .............      $  1,510         $  1,078
   Notes receivable ................      $     53         $     86
   Investment in affiliate .........      $ 23,001         $ 24,988
   Accounts payable ................      $    221         $    520
   Accrued liabilities .............      $     53         $     65

                                                                      FISCAL YEAR ENDED
                                                       -----------------------------------------------
                                                        DECEMBER 28,     DECEMBER 28,     DECEMBER 29,
                                                            1998             1997             1996
                                                       --------------   --------------   -------------
   REVENUE AND TRANSACTION AMOUNTS
   Repurchase of Senior Notes (gross gain) .........        $ --             $ --            $6,339
   Owner fee income ................................         714              742               440
   Interest income .................................         117               52                49
                                                            ----             ----            ------
                                                            $831             $794            $6,828
                                                            ====             ====            ======

                   RALLY'S HAMBURGERS, INC. AND SUBSIDIARIES

NOTE 4: RELATED PARTY TRANSACTIONS--(CONTINUED)

                                                                      FISCAL YEAR ENDED
                                                       -----------------------------------------------
                                                        DECEMBER 28,     DECEMBER 28,     DECEMBER 29,
                                                            1998             1997             1996
                                                       --------------   --------------   -------------
   EXPENSE AMOUNTS
   Legal ...........................................       $1,152           $1,017           $1,024
   Rent expense ....................................          352              396              470
   Owner depreciation ..............................          647              647              400
   Interest expense ................................            9               --              180
   Compensatory stock options and warrants .........           --              940              170
   Loss on investment in affiliate .................        2,019              720               --
   Management service agreement ....................        5,593               95               --
                                                           ------           ------           ------
                                                           $9,772           $3,815           $2,244
                                                           ======           ======           ======

NOTE 5: PROPERTY AND EQUIPMENT, NET

     Property and equipment consists of the following:

                                                    DECEMBER 28,     DECEMBER 28,
                                                        1998             1997
                                                   --------------   -------------
   Land ........................................     $  14,487        $  14,145
   Building and leasehold improvements .........        52,448           52,196
   Equipment, furniture and fixtures ...........        40,168           40,582
                                                     ---------        ---------
                                                       107,103          106,923
   Less accumulated depreciation ...............       (48,905)         (42,872)
                                                     ---------        ---------
                                                        58,198           64,051
                                                     ---------        ---------
   Property held under capital lease ...........         6,772            6,145
   Less accumulated amortization ...............        (3,056)          (2,129)
                                                     ---------        ---------
                                                         3,716            4,016
                                                     ---------        ---------
   Net property and equipment ..................     $  61,914        $  68,067
                                                     =========        =========

NOTE 6: SENIOR NOTES

     On March 9, 1993, the Company sold approximately $85 million of 9 7/8% Senior Notes due June 2000 (the "Senior Notes"). The Company was required to make a mandatory sinking fund payment on or before June 15, 1999 to retire
33 1/3% in aggregate principal amount of the Senior Notes issued, which was satisfied during the third quarter of 1998. The Senior Notes are carried net of the related discount, which is being amortized over the life of the Senior Notes. Interest is payable June 15 and December 15 of each year until maturity. The Senior Notes include certain restrictive covenants, which, among other restrictions, limit the Company's ability to obtain additional borrowings and to pay dividends as well as impose certain change of control provisions, as defined. As of December 28, 1998 and December 28, 1997, the amounts outstanding net of discounts were $55.8 million and $58.0 million, respectively.

                   RALLY'S HAMBURGERS, INC. AND SUBSIDIARIES

NOTE 6: SENIOR NOTES--(CONTINUED)

     In January 1996, Rally's repurchased approximately $22 million face value of Senior Notes. The Senior Notes were purchased from GIANT at a price of $678.75 per $1,000 principal amount, representing the market closing price on the last business day prior to the repurchase date. Prior to the Senior Notes repurchases, the Company's Board of Directors had received an independent opinion from an investment banking firm as to the fairness of the transactions. Additionally, during the fourth quarter of 1996, Rally's repurchased approximately $4.7 million face value of the Senior Notes from various other bondholders for approximately $4.5 million in cash.

     These purchases resulted in extraordinary gains in 1996 net of tax, totaling approximately $5.3 million or $.31 per share. As a result of these debt repurchases, the annualized ongoing interest payments on the Senior Notes was reduced to approximately $5.8 million.

     During 1998 and prior to December 18, 1998 Rally's repurchased on the open market approximately $1.7 million face value of its Senior Notes at an average price of $887.90 per $1,000 principal amount. During the third quarter of 1998, the Company completed the required mandatory sinking fund payment due June 15, 1999 calculated to retire 33 1/3% in aggregate original principal amount of the Senior Notes.

     The Company entered into a $4.3 million mortgage transaction with FFCA Acquisition Corporation ("FFCA") pursuant to which eight fee-owned properties were mortgaged on December 18, 1998. The terms of the transaction include a stated interest rate of 9.5% on the unpaid balance over a 20-year term with monthly payments totaling approximately $40,000. The Company is required to utilize the entire net proceeds to reduce the Senior Notes. Purchases on the open market were initiated immediately after the mortgage was finalized and will be completed as they become available.

     The remaining outstanding Senior Notes are publicly traded and at December 28, 1998 had a market value of approximately $44.4 million based on the quoted market price for such notes.

     The Company is evaluating various alternatives for the repayment and refinancing of the Senior Notes prior to their maturity in June 2000. If the Company is unable to refinance the debt in full, management of the Company is evaluating a series of sale-leaseback transactions and the possibility of selling company-owned stores in certain markets to existing and potentially new franchisees. Management also anticipates that further debt reductions may also be accomplished by completing a private placement of preferred or common stock during the twelve months preceding the maturity date of the Senior Notes. There can be no assurance that the Company will be able to satisfy the entire principal balance of the Senior Notes on the maturity date of June 15, 2000.

                   RALLY'S HAMBURGERS, INC. AND SUBSIDIARIES

NOTE 7: LONG-TERM DEBT

     Long-term debt consists of the following:

                                                                                   DECEMBER 28,     DECEMBER 28,
                                                                                       1998             1997
                                                                                  --------------   -------------
Mortgages payable to FFCA Acquisition Corporation secured by eight
  Company owned restaurants payable in 240 aggregate monthly installments of $40,082, including interest at 9.5%. The Company is
  required to utilize the net proceeds of the loan to retire Senior Notes .....       $4,300          $   --

Notes payable to former franchise owners for acquisition of market, secured by common stock of Hampton Road Foods, maturing
  March 13, 2001, with outstanding balances due after last monthly payments, bearing interest of 9%. The notes are payable in monthly
  principal and interest installments ranging from $4,742 to $50,211...........        4,022           4,073

Notes payable to banks, maturing at various dates through November 10,
  2001, secured by property and/or equipment, bearing interest ranging from 1/2% above prime to 9.25%. The notes are payable in monthly principal and interest installments ranging from $1,531 to $13,333.
  Interest is payable monthly .................................................          323             530

Secured notes payable to a bank used to finance equipment and/or modular buildings for franchisees (the Franchisee Loans), maturing at various dates through July 15, 2000, bearing interest at prime plus 1/2%.
  The notes are payable in monthly principal installments of $4,875.
  Interest is payable monthly .................................................           78             136

Note payable to finance company due September 1998, secured by certain equipment, bearing interest at a rate of 7.3%. The note is payable in monthly principal and interest installments of $6,762, paid
  in 1998 .....................................................................           --              59
                                                                                      ------          ------
                                                                                       8,723           4,798

Less current portion ..........................................................         (904)           (781)
                                                                                      ------          ------
                                                                                      $7,819          $4,017
                                                                                      ======          ======

     At December 28, 1998, the prime rate was 7.75%.

                   RALLY'S HAMBURGERS, INC. AND SUBSIDIARIES

NOTE 7: LONG-TERM DEBT--(CONTINUED)

     The following are the remaining annual maturities of long-term debt:

YEAR
----
   1999 ............................................................    $  904
   2000 ............................................................       740
   2001 ............................................................     2,894
   2002 ............................................................       194
   2003 ............................................................       143
   Thereafter ......................................................     3,848
                                                                        ------
                                                                        $8,723
                                                                        ======

     The Company is subject to certain restrictive covenants under its debt agreements. If the eight properties included in the FFCA Mortgage transaction are not in compliance with certain financial performance criteria, the Company is allowed to substitute another property as security for the debt.

NOTE 8: COMMITMENTS AND CONTINGENCIES

     a) LEASE COMMITMENTS -- The Company leases certain land and buildings generally under agreements with terms of or renewable to 15 to 20 years. Some of the leases contain contingent rental provisions based on percentages of gross sales. The leases generally obligate the Company for the cost of property taxes, insurance and maintenance.

     On December 1, 1998, the Company entered into two lease agreements, which have been recorded as capital lease obligations, with Granite Financial Inc., a wholly owned subsidiary of Fidelity, whereby the Company leased security equipment for its restaurants costing $627,000. The first lease agreement is payable monthly at $9,689, including effective interest at 11.35%. The second lease is payable monthly at $11,097, including effective interest at 12.39% and both have terms of 3 years. Additionally, the Company leases various restaurant facilities and a corporate telephone system which are recorded as capital leases with effective interest rates ranging from 7.0% to 16.03%.

                   RALLY'S HAMBURGERS, INC. AND SUBSIDIARIES

NOTE 8: COMMITMENTS AND CONTINGENCIES--(CONTINUED)

     Following is a schedule by year of future minimum lease commitments under all leases at December 28, 1998:

                                                               CAPITAL      OPERATING
YEAR                                                            LEASES       LEASES
----------------------------------------------------------   -----------   ----------
   1999 ..................................................    $  1,344      $ 5,701
   2000 ..................................................         961        5,175
   2001 ..................................................         929        4,994
   2002 ..................................................         694        4,298
   2003 ..................................................         716        3,523
   Thereafter ............................................       4,155       16,871
                                                              --------      -------
   Total minimum lease commitments .......................    $  8,799      $40,562
                                                                            =======
   Less amounts representing interest, discounted at rates
     ranging from 7.00% to 16.03% ........................      (2,983)
                                                              --------
   Present value of minimum lease payments ...............       5,816
   Current portion of capital lease obligations ..........        (586)
                                                              --------
   Long-term obligations under capital lease .............    $  5,230
                                                              ========

     Rent expense totalled $5.0 million, $4.8 million and $5.3 million in 1998, 1997 and 1996, respectively.

     b) SELF INSURANCE -- The Company is self-insured for most workers' compensation, general liability and automotive liability losses subject to per occurrence and aggregate annual liability limitations. The Company is also self-insured for health care claims for eligible participating employees subject to certain deductibles and limitations. The Company determines its liability for claims incurred but not reported on an actuarial basis.

     c) LITIGATION -- JONATHAN MITTMAN ET AL. V. RALLY'S HAMBURGERS, INC., ET AL. (Case No. C-94-0039-L-CS). In January and February 1994, two putative class action lawsuits were filed, purportedly on behalf of the stockholders of Rally's, in the United States District Court for the Western District of Kentucky, Louisville division, against Rally's, Burt Sugarman and GIANT and certain of Rally's present and former officers and directors and its auditors. The cases were subsequently consolidated under the case name Jonathan Mittman et al vs. Rally's Hamburgers, Inc., et al, case number C-94-0039-L(CS). The complaints allege defendants violated the Securities Exchange Act of 1934, among other claims, by issuing inaccurate public statements about the Company in order to arbitrarily inflate the price of its common stock. The plaintiffs seek unspecified damages. On April 15, 1994, Rally's filed a motion to dismiss and a motion to strike. On April 5, 1995, the Court struck certain provisions of the complaint but otherwise denied Rally's motion to dismiss. In addition, the Court denied plaintiffs' motion for class certification; the plaintiffs renewed this

                   RALLY'S HAMBURGERS, INC. AND SUBSIDIARIES

NOTE 8: COMMITMENTS AND CONTINGENCIES--(CONTINUED)

motion, and despite opposition by the defendants, the Court granted such motion for class certification on April 16, 1996, certifying a class from July 20, 1992 to September 29, 1993. In October 1995, the plaintiffs filed a motion to disqualify Christensen, Miller, Fink, Jacobs, Glaser, Weil & Shapiro, LLP ("Christensen, Miller") as counsel for defendants based on a purported conflict of interest allegedly arising from the representation of multiple defendants as well as Ms. Glaser's position as both a former director of Rally's and a partner in Christensen, Miller. Defendants filed an opposition to the motion, and the motion to disqualify Christensen, Miller was denied. A settlement conference occurred on December 7, 1998, but was unsuccessful. Fact discovery is not yet complete, but it is anticipated that a deadline for completion of fact discovery will be set during 1999. No trial date has been set. Management is unable to predict the outcome of this matter at the present time or whether or not certain available insurance coverages will apply. The defendants deny all wrongdoing and intend to defend themselves vigorously in this matter. Because these matters are in a preliminary stage, the Company is unable to determine whether a resolution adverse to the Company will have a material effect on its results of operations or financial condition. Accordingly, no provisions for any liabilities that may result upon adjudication have been made in the accompanying financial statements. An estimate of defense costs reimbursable under the Company's directors' and officers' insurance is included in "Other Assets" in the accompanying consolidated financial statements.

     HARBOR FINANCE PARTNERS V. GIANT GROUP, LTD. ET AL. (Civ. Act. No. 14834). In February 1996, Harbor Finance Partners ("Harbor") commenced a derivative action, purportedly on behalf of Rally's against GIANT and certain of Rally's officers and directors before the Delaware Chancery Court. Harbor named Rally's as a nominal defendant. Harbor claims that the directors and officers of both Rally's and GIANT, along with GIANT, breached their fiduciary duties to the public shareholders of Rally's by causing Rally's to repurchase from GIANT certain Rally's Senior Notes at an inflated price. Harbor seeks "millions of dollars in damages", along with rescission of the repurchase transaction. In the fall of 1996, all defendants moved to dismiss the action. The Chancery Court conducted a hearing on November 26, 1996 and denied the motions to dismiss on April 3, 1997. Discovery is underway. No trial date has been set. The Company denies all wrongdoing and intends to vigorously defend the action. It is not possible to predict the outcome of this action at this time.

     FIRST ALBANY CORP., AS CUSTODIAN FOR THE BENEFIT OF NATHAN SUCKMAN V. CHECKERS DRIVE-IN RESTAURANTS, INC. ET AL. Case No. 16667. This putative class action was filed on September 29, 1998, in the Delaware Chancery Court in and for New Castle County, Delaware by an alleged stockholder of 500 shares of the common stock of Checkers. The complaint names the Company and certain of its current officers and directors as defendants including William P. Foley, II, James J. Gillespie, Harvey Fattig, Joseph N. Stein,

                   RALLY'S HAMBURGERS, INC. AND SUBSIDIARIES

NOTE 8: COMMITMENTS AND CONTINGENCIES--(CONTINUED)

James T. Holder, Terry N. Christensen, Burt Sugarman and C. Thomas Thompson. The Complaint also names Checkers and GIANT as defendants. The complaint arises out of the proposed merger announced on September 28, 1998 between Rally's, Checkers and GIANT (the "Proposed Merger") and alleges generally, that certain of the defendants engaged in an unlawful scheme and plan to permit Rally's to acquire the public shares of the common stock of Checkers in a "going-private" transaction for grossly inadequate consideration and in breach of the defendants' fiduciary duties. The plaintiff allegedly initiated the Complaint on behalf of all stockholders of Checkers as of September 28, 1998, and seeks INTER ALIA, certain declaratory and injunctive relief against the consummation of the Proposed Merger, or in the event the Proposed Merger is consummated, recision of the Proposed Merger and costs and disbursements incurred in connection with bringing the action, including attorney's fees, and such other relief as the Court may deem just and proper. In view of a decision by Rally's, GIANT and Checkers not to implement the transaction that had been announced on September 28, 1998, plaintiffs have agreed to provide the Company and all other defendants with an open extension of time to respond to the complaint. Plaintiffs have indicated that they will likely file an amended complaint in the event of the consummation of a merger between Rally's and Checkers. The Company denies all wrongdoing and intends to defend the action vigorously. No estimate of possible loss or range of loss resulting from the lawsuit can be made at this time.

     DAVID J. STEINBERG AND CHAILE B. STEINBERG, INDIVIDUALLY AND ON BEHALF OF THOSE SIMILARLY SITUATED V. CHECKERS DRIVE-IN RESTAURANTS, INC., ET AL. Case No. 16680. This putative class action was filed on October 2, 1998, in the Delaware Chancery Court in and for New Castle County, Delaware by David J. Steinberg and Chaile B. Steinberg, alleged stockholders of an unspecified number of shares of the common stock of Checkers. The complaint names the Company and certain of its current officers and directors as defendants including William P. Foley, II, James J. Gillespie, Harvey Fattig, Joseph N. Stein, James T. Holder, Terry N. Christensen, Burt Sugarman and C. Thomas Thompson. The Complaint also names Checkers and GIANT as defendants. As with the FIRST ALBANY complaint described above, this complaint arises out of the proposed merger announced on September 28, 1998 between the Rally's, Checkers and GIANT (the "Proposed Merger") and alleges generally, that certain of the defendants engaged in an unlawful scheme and plan to permit Rally's to acquire the public shares of the Checkers' common stock in a "going-private" transaction for grossly inadequate consideration and in breach of the defendant's fiduciary duties. The plaintiffs allegedly initiated the Complaint on behalf of all stockholders of Checkers as of September 28, 1998, and seeks INTER ALIA, certain declaratory and injunctive relief against the consummation of the Proposed Merger, or in the event the Proposed Merger is consummated, recision of the Proposed Merger and costs and disbursements incurred in connection with bringing the action, including attorneys' fees, and such other relief as the

                   RALLY'S HAMBURGERS, INC. AND SUBSIDIARIES

NOTE 8: COMMITMENTS AND CONTINGENCIES--(CONTINUED)

Court may deem just and proper. For the reasons stated above in the description of the FIRST ALBANY action, plaintiffs have agreed to provide the Company and all other defendants with an open extension of time to respond to the complaint. Plaintiffs have indicated that they will likely file an amended complaint in the event of the consummation of a merger between Rally's and Checkers. The Company denies all wrongdoing and intends to defend the action vigorously. No estimate of possible loss or range of loss resulting from the lawsuit can be made at this time.

     The Company is involved in other litigation matters incidental to its business. With respect to such other lawsuits, management does not believe the litigation in which it is involved will have a material effect upon its results of operation or financial condition.

     d) OTHER COMMITMENTS -- The Company is contingently liable on certain franchisee lease commitments totaling approximately $407,000. The Company from time to time negotiates purchase contracts for certain items used in its restaurants in the normal course of business. Although some of these contracts contain minimum purchase quantities, such quantities do not exceed expected usage over the term of such agreements.

     e) PURCHASE COMMITMENTS -- The Rally's Hamburger chain, which includes both the Company and some franchisee-owned stores, has purchase agreements with various suppliers extending beyond one year. Subject to the suppliers' quality and performance, the purchases covered by those agreements aggregate approximately $48.8 million in 1999 and a total of approximately $70.0 million for the years 2000 through 2004.

                   RALLY'S HAMBURGERS, INC. AND SUBSIDIARIES

NOTE 9: INCOME TAXES

     The major components of the Company's computation of deferred tax assets and liabilities at December 28, 1998 and December 28, 1997 are as follows:

                                                                   DECEMBER 28,   DECEMBER 28,
                                                                       1998           1997
                                                                   ------------   ------------
   Excess of tax depreciation over book depreciation .........       $ 5,109         $ 9,316
   Acquired intangibles with no tax basis ....................         1,590           2,070
   Other .....................................................             2              17
                                                                     -------         -------
   Gross deferred tax liabilities ............................       $ 6,701         $11,403
                                                                     =======         =======
   Net operating loss carryforwards ..........................       $17,464         $17,488
   Amounts accrued for financial reporting purposes not
     yet deductible for tax purposes .........................         9,178          10,742
   Alternative minimum tax and targeted job
     tax credit carryforward .................................           937             937
   Other .....................................................           236           1,230
                                                                     -------         -------
   Gross deferred tax assets .................................       $27,815         $30,397
   Less valuation allowance ..................................        21,114          18,994
                                                                     -------         -------
   Net deferred tax asset ....................................       $ 6,701         $11,403
                                                                     =======         =======

     As of December 28, 1998, the Company had net operating loss ("NOL") carryforwards for Federal income tax purposes of approximately $49.8 million, the majority of which expires in various amounts from 2008 to 2012. The Company also has alternative minimum tax credit carryforwards of approximately $503,000 that have no expiration and $434,000 in targeted jobs tax credits which expire in various amounts from 2005 to 2008. A valuation allowance of approximately $21.1 million has been established due to the uncertainty of realizing the benefit associated with the NOL carryforwards generated in the current and previous years. In addition, pursuant to Section 382 of the Internal Revenue Code of 1986, as amended, the utilization of the Company's NOL carryforwards to offset future taxable income can be limited if the Company experiences a change in ownership of more than 50 percentage points within a three-year period. The Company experienced an ownership change, as defined in Section 382, in December of 1997 in connection with the acquisition of a 26.1% interest in Checkers. The acquisition in combination with significant equity transactions that occurred within the preceding 3 years of December 1997 generated a more than 50 percentage point ownership change. As a result of this ownership change, the Company is significantly limited in utilizing its NOL carryforwards and tax credit carry forwards arising before the ownership change to offset future taxable income and tax, respectively. It is anticipated that certain of the Company's net operating loss carryforwards and tax credit carryforwards could expire before becoming available under Section 382. Additionally, on January 29, 1999, the Company and Checkers announced the signing of a definitive merger agreement pursuant to which the Company will merge into Checkers in an

                   RALLY'S HAMBURGERS, INC. AND SUBSIDIARIES

NOTE 9: INCOME TAXES--(CONTINUED)

all stock transaction, "the Merger" (see Note 13). The Company believes that the Merger would cause it to experience a second ownership change. In the event of the Merger, the Company would be severely limited in utilizing its net operating loss carryforwards and tax credit carryforwards arising before the ownership change to offset future taxable income and tax, respectively. It is anticipated that a significant amount of the Company's net operating loss carryforwards and tax credit carryforwards could expire before becoming available under Section 382.

     Income tax expense, including the tax provision on the extraordinary item in 1996, consists of the following:

                                                FISCAL YEAR ENDED
                                 -----------------------------------------------
                                  DECEMBER 28,     DECEMBER 28,     DECEMBER 29,
                                      1998             1997             1996
                                 --------------   --------------   -------------
   Current ...................        $252             $455             $675
   Deferred ..................          --               --               --
                                      ----             ----             ----
   Total tax expense .........        $252             $455             $675
                                      ====             ====             ====

     Income tax expense for the years ended December 28, 1998, December 28, 1997 and December 29, 1996 consisted of $252,000, $455,000 and $675,000 in state income tax expense

     A reconciliation of income tax expense with the federal statutory rate is as follows:

                                                                             FISCAL YEAR ENDED
                                                              -----------------------------------------------
                                                               DECEMBER 28,     DECEMBER 28,     DECEMBER 29,
                                                                   1998             1997             1996
                                                              --------------   --------------   -------------
   Provision (benefit) computed at statutory rate .........      $ (2,562)        $ (1,330)       $    905
   Tax effect of equity in loss of affiliate ..............           687              245              --
   State and local income taxes, net of federal
     income tax benefit ...................................           150              455             575
   Change in deferred tax asset valuation
     allowance ............................................         2,119            1,364          (1,169)
   Other ..................................................          (142)            (279)            364
                                                                 --------         --------        --------
                                                                 $    252         $    455        $    675
                                                                 ========         ========        ========

NOTE 10: STOCK-BASED COMPENSATION PLANS

     The Company currently has three stock option plans in effect, the 1990 Stock Option Plan (the "Employees' Plan"), the 1990 Stock Option Plan for Non-Employee Directors (the "1990 Directors' Plan"), and the 1995 Stock Option Plan for Non-Employee Directors (the "1995 Directors' Plan"). In 1998, the Company terminated the employee stock purchase

                   RALLY'S HAMBURGERS, INC. AND SUBSIDIARIES

NOTE 10: STOCK-BASED COMPENSATION PLANS--(CONTINUED)

plan (the "1993 Purchase Plan"). Although there are existing options outstanding under the 1990 Directors' Plan, no additional grants will be made pursuant to this plan. The Company accounts for these plans under APB Opinion No. 25, under which approximately $66,000 of compensation cost was recognized in fiscal 1996 related to 157,000 options granted to directors under the 1995 Directors Plan. Such compensation represented the difference between the market values on the dates of grant and the measurement date, July 10, 1996, the date when the grants were ultimately approved by the shareholders at the annual meeting. No compensation cost was recognized in any other period presented.

     During 1996, a total of 350,000 options were granted to five of the current directors and 1.6 million options were granted to the current directors on February 12, 1998. These options were not granted pursuant to an option plan. The options were granted at a price equal to the stock's market price on the date of grant. The options were immediately exercisable and expire after five years.

     Pursuant to the Employees' Plan, the Company issued options to purchase 720,800 shares at an exercise price of $2.531 on April 27, 1998 and issued options to purchase 100,000 shares at an exercise price of $1.313 on August 18, 1998.

     The Employees Plan was amended on June 11, 1998 to increase the number of shares subject to the Plan from 3,250,000 to 5,750,000 and was further amended to enable certain employees of Checkers who provide services to the Company pursuant to the Management Services Agreement that exists between the two companies to participate in the Employees' Plan.

     Pursuant to the 1995 Directors Plan, the Company issued options to purchase 184,000 shares at an exercise price of $2.313 on May 11, 1998. The options were immediately exercisable and expire after ten years.

     On January 29, 1999, the Company and Checkers announced the signing of a definitive Merger agreement pursuant to which both companies would merge in an all stock transaction. The Merger agreement provides that each outstanding share of Company stock will be exchanged for 1.99 shares of Checkers stock. The approximate 19.1 million shares of Checkers common stock which the company owns will be retired following the Merger. Pursuant to the Merger agreement, each of the Company's stock options (5.6 million as of December 28, 1998) will be exchanged for Checkers options at an exchange rate of 1 to 1.99.

     The Company was authorized to sell up to 500,000 shares of stock to its employees under the 1993 Purchase Plan. The Company sold approximately 28,000 shares and

                   RALLY'S HAMBURGERS, INC. AND SUBSIDIARIES

NOTE 10: STOCK-BASED COMPENSATION PLANS--(CONTINUED)

33,000 shares in 1996 and 1997, respectively, and has sold approximately 161,000 shares through December 28, 1998 since the inception of this plan in 1993. The Company sold shares at 85% of the stock's market price at date of purchase. The weighted average fair value of shares sold in 1997 and 1996 was approximately $3.06 and $3.04, respectively.

     Options to purchase an aggregate of 5.5 million shares of the Company's Common Stock may be granted under the stock option plans, at a price not less than the market value on the date of grant. The Company has granted options on approximately 2.5 million shares under the stock option plans. Outstanding options under the Employees' Plan generally expire ten years after grant. Certain options granted to a former President and Chief Executive Officer of the company expire five years from the date of grant. Options outstanding under the two directors' plans expire five years after grant. Options are exercisable over various periods ranging from immediate to three years after grant depending upon their grant dates and the plan under which the options were granted.

     A summary of the status of all options granted to employees and directors, as well as those options granted to non-employees (see Note 4), at December 28, 1998, December 28, 1997 and December 29, 1996, and changes during the years then ended is presented in the table and narrative below:

                                                    DECEMBER 28, 1998     DECEMBER 28, 1997  DECEMBER 29, 1996
                                                  ---------------------- ------------------- ------------------
                                                                 WTD.                WTD.                WTD.
                                                                 AVG.                AVG.                AVG.
                                                               EXERCISE            EXERCISE            EXERCISE
                                                     SHARES      PRICE    SHARES     PRICE    SHARES    PRICE
                                                  ----------- ---------- -------- ---------- -------- ---------
                                                                (SHARES REPRESENTED IN THOUSANDS)
   Outstanding at beginning of year .............     3,859      $2.99     3,664     $2.98     2,219    $4.24
   Granted at price equal to market .............     6,579       1.26       863      3.00     2,154     2.63
   Granted at price greater than market .........        --         --        --        --       176     1.75
   Exercised ....................................       (49)      1.63       (78)     2.48        (9)    3.05
   Forfeited ....................................    (1,672)      2.26      (429)     2.75      (207)    3.34
   Expired ......................................    (3,077)      2.54      (161)     3.63      (669)    5.62
                                                     ------      -----     -----     -----     -----    -----
   Outstanding at end of year ...................     5,640       1.36     3,859      2.99     3,664     2.92
                                                     ======      =====     =====     =====     =====    =====
   Exercisable at end of year ...................     4,615      $1.54     2,921     $3.07     2,359    $3.21
   Weighted average of fair value of
     options granted ............................  $   0.90               $ 1.78              $ 1.31

     On December 15, 1998, the Company repriced the 1990 Stock Option Plan and the options issued outside of a plan. The new option price is $.531 the closing market price at December 15, 1998. As a result of this transaction 2,124,216 options in the 1990 Stock Option Plan and 1,850,000 options issued outside of a plan were cancelled and reissued at the new price. These changes are reflected in the table above.

                   RALLY'S HAMBURGERS, INC. AND SUBSIDIARIES

NOTE 10: STOCK-BASED COMPENSATION PLANS--(CONTINUED)

     The following table summarizes information about stock options outstanding at December 28, 1998:

                                         WTD. AVG.
                        OUTSTANDING      REMAINING      WTD. AVG.        NUMBER       WTD. AVG.
      RANGE OF             AS OF        CONTRACTUAL      EXERCISE     EXERCISABLE     EXERCISE
   EXERCISE PRICES        12/28/98      LIFE (YRS.)       PRICE         12/28/98        PRICE
--------------------   -------------   -------------   -----------   -------------   ----------
   $0.531 to $2.00       3,770,287          5.7          $ .5765       2,745,065      $ .5922
   $ 2.01 to $3.00       1,735,830          2.7           2.8265       1,735,830       2.8265
   $ 3.01 to $4.00          20,000          2.4           3.4413          20,000       3.4413
   $ 4.01 to $5.00         113,900          0.3           4.3555         113,900       4.3555
--------------------     ---------          ---          -------       ---------      -------
   $0.53 to $20.00       5,640,017          4.6          $1.3555       4,614,795      $1.5378
====================     =========          ===          =======       =========      =======

     Had compensation cost for all option grants to employees and directors been determined consistent with FASB Statement No. 123, Rally's net income and earnings per share would have been reduced to the following pro forma amounts:

                                                                       FISCAL YEAR
                                                                          ENDED
                                                     DECEMBER 28,     DECEMBER 28,     DECEMBER 29,
                                                         1998             1997             1996
                                                    --------------   --------------   -------------
    Net Income (Loss):     As Reported ..........     $  (7,535)        $ (4,516)        $ 1,988
                           Pro Forma ............     $ (10,916)        $ (5,577)        $  (699)

    Earnings (Loss) Per
          Commmon Share:   As Reported ..........     $   (0.28)        $  (0.22)        $  0.12
                           Pro Forma ............     $   (0.40)        $  (0.27)        $ (0.04)

     Because the Statement 123 method of accounting has not been applied to options granted prior to January 2, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years. Additionally, the pro forma amounts include approximately $17,000 and $12,000 in 1997 and 1996, respectively, related to the purchase discount offered under the 1993 Purchase Plan.

     For purposes of the pro forma disclosures assuming the use of the fair value method of accounting, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in fiscal 1998, 1997 and 1996, respectively: expected volatility of 86.0 percent, 47.0 percent, and 45.7 percent; risk-free interest rates of 5.45 percent, 6.26 percent and 6.82 percent for options granted to employees and 5.45 percent, 6.47 percent and
6.59 percent for options granted to directors; and expected lives for fiscal 1998, 1997 and 1996 of four years for options granted to employees and directors. An expected dividend yield of 0 percent was used for all periods based on the Company's history of no dividend payments.

                   RALLY'S HAMBURGERS, INC. AND SUBSIDIARIES

NOTE 11: QUARTERLY FINANCIAL DATA (UNAUDITED)

     As of December 29, 1997 the Company changed from a fiscal year ending on the Sunday closest to December 31st to a fiscal year ending on the Monday closest to December 31st. This resulted in an extra day in fiscal 1998. The Company also changed its quarterly reporting periods from four 13-week quarters to three 12-week quarters and a 16-week fourth quarter.

                                       FIRST       SECOND      THIRD       FOURTH
                                      QUARTER     QUARTER     QUARTER     QUARTER      TOTAL
                                     --------    --------    --------    --------    --------
   YEAR ENDED DECEMBER 28, 1998
   Revenues .......................  $ 32,164    $ 34,450    $ 34,796    $ 43,542    $144,952
   Income from operations .........       557          32         531         281       1,401
   Net loss .......................    (1,082)     (1,600)     (1,011)     (3,842)     (7,535)
                                     --------    --------    --------    --------    --------
   Loss per common share
     (basic and diluted) ..........  $  (0.04)   $  (0.06)   $  (0.03)   $  (0.13)   $  (0.28)
                                     ========    ========    ========    ========    ========
   YEAR ENDED DECEMBER 28, 1997
   Revenues .......................  $ 32,595    $ 38,090    $ 38,522    $ 35,723    $144,930
   Income from operations .........       975       1,832         561         (25)      3,343
   Net income (loss) ..............      (952)         92      (1,148)     (2,508)     (4,516)
                                     --------    --------    --------    --------    --------
   Loss per common share
     (basic and diluted) ..........  $  (0.05)   $     --    $  (0.06)   $  (0.11)   $  (0.22)
                                     ========    ========    ========    ========    ========

NOTE 12: SHAREHOLDER RIGHTS OFFERING

     A Shareholder Rights Offering (the "Offering") was completed on September 20, 1996. The Company distributed to holders of record of its common stock, as of the close of business on July 31, 1996 (the "Record Date"), transferable subscription rights ("Right(s)") to purchase units consisting of one share of common stock and one warrant to purchase an additional share of common stock. Stockholders received one Right for each share of common stock held on the Record Date. For each 3.25 Rights held, a holder had the right to purchase one unit for $2.25 each. The Offering consisted of 4,825,805 units. Each warrant may be exercised to acquire an additional share of common stock at an exercise price of $2.25 per share and expires on September 26, 2000. The Company may redeem the warrants, at $.01 per warrant, upon 30 days' prior written notice in the event the closing price of the common stock equals or exceeds $6.00 per share for 20 out of 30 consecutive trading days ending not more than 30 days preceding the date of the notice of redemption. The Offering was fully subscribed and raised over approximately $10.8 million in gross proceeds, offset by legal and other issuance costs of approximately $437,000. The net proceeds from the Offering were attributable primarily to the sale of the Company's common stock. The amount attributable to the warrants is included in "Additional paid-in capital."

     In addition to the approximately $10.8 million provided by the Offering, the warrants issued, if exercised, could provide an additional $10.8 million in proceeds. The Company had 15,683,869 shares of common stock outstanding on the Record Date. Immediately after the Offering, 20,509,674 shares of common stock and 4,825,805 warrants were outstanding.

                   RALLY'S HAMBURGERS, INC. AND SUBSIDIARIES

NOTE 12: SHAREHOLDER RIGHTS OFFERING--(CONTINUED)

As of December 28, 1998, 4,813,757 of these warrants were outstanding. The warrants are publicly traded and at December 28, 1998 had a market value of approximately $301,000 based on the quoted market price for such warrants.

NOTE 13: SUBSEQUENT EVENTS

     On January 29, 1999, Rally's and Checkers announced the signing of a definitive merger agreement pursuant to which both companies would merge in an all stock transaction. The Merger agreement provides that each outstanding share of Rally's stock will be exchanged for 1.99 shares of Checkers stock. The approximate 19.1 million shares of Checkers common stock which Rally's owns will be retired following the Merger. Checkers and Rally's have each received investment bankers' opinions as to the fairness of the exchange rate used in the Merger. The transaction is subject to certain approvals, including but not limited to approval by the shareholders of Checkers and Rally's and potentially the holders of Rally's Senior Notes and is expected to close in the second quarter of fiscal year 1999.

     At December 28, 1998, Rally's owned 19,130,930 shares (26.06 percent) of the outstanding common stock of Checkers and public shareholders owned the remaining 54,277,177 shares of Checkers common stock. Checkers will issue 58,377,134 shares of its common stock to Rally's shareholders in exchange for all the outstanding common stock of Rally's (29,335,243 outstanding shares) at a 1 to 1.99 exchange ratio. After the transaction, Rally's shareholders will own 58,377,134 shares (51.8 percent of the outstanding common stock of the new Checkers) and the remaining 54,277,117 shares (48.2 percent of Checkers common stock) will then be held by then current shareholders of Checkers. Immediately following the Merger, the Checkers common stock will undergo a one-for-twelve reverse split resulting in total common shares outstanding of approximately 9,387,859. In addition, each of Rally's outstanding stock options (5.6 million at December 28, 1998) will be exchanged for Checkers options at an exchange rate of 1 to 1.99.

     The business combination under the Merger will be accounted for under the purchase method. The transaction will be accounted for as a reverse acquisition as the stockholders of Rally's will receive the larger portion (51.8%) of the voting interests in the combined enterprise. For purposes of computing the resulting voting interests, exercisable options and warrants with exercise prices that exceed the market value of the common stock of the respective company have been excluded. Accordingly, Rally's is considered the acquirer for accounting purposes and therefore, Checkers' assets and liabilities will be recorded based upon their fair market value (see Note 14).

                   RALLY'S HAMBURGERS, INC. AND SUBSIDIARIES

NOTE 14: PRO FORMA INFORMATION (UNAUDITED)

     The following pro forma condensed consolidated financial data sets forth certain pro forma financial information giving effect to the Merger. The pro forma financial information is based on, and should be read in conjunction with the historical consolidated financial statements of each of the companies and the notes related thereto. The pro forma condensed consolidating balance sheet gives effect to the issuance of 58,377,134 shares of Checkers common stock in exchange for 29,335,243 shares of Rally's common stock, based upon the per share price of Checkers common shares at $0.531 and a one-for twelve reverse split, assuming the Merger had occurred December 28, 1998:

                                                          CHECKERS      RALLY'S
                                                        DECEMBER 28,  DECEMBER 28,       PRO FORMA
                                                            1998          1998          ADJUSTMENTS     MERGED
                                                        ------------  ------------      -----------   ---------
                                                              (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
ASSETS:
Total current assets .................................      12,298        11,736                --       24,034
Property and equipment, net ..........................      78,390        61,914                        140,304
Investment in affiliate, including net goodwill of
  $11,861 after accumulated amortization..............          --        23,001       A)  (23,001)          --
Intangibles, net of accumulated amortization .........      10,123        23,880       G)   18,714       52,717
Other assets, net of accumulated amortization ........       1,288         2,775                          4,063
                                                         ---------      --------         ---------    ---------
                                                         $ 102,099      $123,306         $  (4,287)   $ 221,118
                                                         =========      ========         =========    =========
LIABILITIES:
Current liabilities ..................................      18,608        15,865       B)    1,500       35,973
Senior notes, net of discount, less
  current maturities .................................          --        55,768                         55,768
Long-term debt and capital lease oligations, less
  current maturities .................................      29,654        13,049                         42,703
Minority interests in joint ventures .................         802            --                            802
Other long-term liabilities ..........................       8,427         4,105                         12,532
                                                         ---------      --------         ---------    ---------
    Total liabilities ................................      57,491        88,787             1,500      147,778
STOCKHOLDERS' EQUITY:
Preferred stock ......................................          --            --                --           --
Common stock .........................................          73         2,961       C)   (3,025)           9
Additional paid-in capital ...........................     121,579        97,346       D)  (81,914)     137,011
Retained deficit .....................................     (76,644)      (63,680)      E)   76,644      (63,680)
                                                         ---------      --------         ---------    ---------
                                                            45,008        36,627            (8,295)      73,340
Less treasury stock, at cost .........................        (400)       (2,108)      F)    2,508           --
                                                         ---------      --------         ---------    ---------
    Net stockholders'equity ..........................      44,608        34,519            (5,787)      73,340
                                                         ---------      --------         ---------    ---------
                                                         $ 102,099      $123,306         $  (4,287)   $ 221,118
                                                         =========      ========         =========    =========

----------------
A) Pro forma adjustment to record the elimination of Rally's original investment of $11,140 in Checkers common stock and the reclassification to intangibles of $11,861 of goodwill associated with Rally's investment in Checkers.

B) Pro forma adjustment to accrue estimated transaction costs related to the Merger.

                   RALLY'S HAMBURGERS, INC. AND SUBSIDIARIES

NOTE 14: PRO FORMA INFORMATION (UNAUDITED)--(CONTINUED)

C) Pro forma adjustments to record the issuance of 58,377 shares of Checkers common stock in exchange for Rally's outstanding shares, $58; to eliminate the previous common stock account of Rally's, ($2,961); to eliminate the par value associated with Rally's investment in Checkers common stock, ($19) and to effect a one-for-twelve reverse split, ($103).

D) Pro forma adjustments, in accordance with reverse acquisition accounting, to record the fair value of the outstanding 54,277 shares of common stock of Checkers valued at $0.531 per share, $28,767 which is net of related par value; eliminate the previous treasury stock of Rally's, ($2,108); eliminate the previous additional paid-in capital account of Checkers, ($121,579); to reduce additional paid in capital for the par value of the 58,377 shares issued to Rally's shareholders, ($58); to eliminate the previous common stock account of Rally's, $2,961; to attribute a $10,000 estimated fair value to the outstanding Checkers stock options and warrants, and effect a one-for-twelve reverse split, $103.

E) Pro forma adjustments to record the elimination of the retained deficit account of Checkers.

F) Pro forma adjustment to eliminate the previous treasury stock of Checkers, $400; as well as the treasury stock of Rally's, $2,108 which is cancelled as a result of the Merger.

G) Pro forma adjustment to record goodwill of $6,853 associated with the Merger and the reclassification of $11,861 of goodwill associated with Rally's original investment in Checkers (see A).

NOTE: The final adjustments to value the outstanding Checkers options and warrants as well as final adjustments to the fair value of assets and liabilities as a result of the Merger will not be known until the Merger is formally completed.

                   RALLY'S HAMBURGERS, INC. AND SUBSIDIARIES

NOTE 14: PRO FORMA INFORMATION (UNAUDITED)--(CONTINUED)

     The following unaudited pro forma condensed consolidating statement of operations sets forth certain pro forma financial information giving effect to the Merger, assuming the Merger had occurred December 29, 1997.

                                                           CHECKERS        RALLY'S
                                                          FISCAL YEAR    FISCAL YEAR
                                                             ENDED          ENDED
                                                         DECEMBER 28,   DECEMBER 28,    PRO FORMA
                                                             1998           1998       ADJUSTMENTS      MERGED
                                                        -------------- -------------- ------------- -------------
                                                                (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Total Revenues ........................................    $145,708        $144,952                   $ 290,660
                                                           --------        --------      ------       ---------
COSTS AND EXPENSES:
Restaurant operating costs ............................     119,416         113,782                     233,198
Advertising expense ...................................       6,921           9,853                      16,774
Other expenses ........................................         516             647                       1,163
Other depreciation and amortization ...................       2,275           2,503    H)   842           5,620
General and administrative expense ....................      13,309          13,404    I)  (380)         26,333
SFAS 121 provisions ...................................       2,953           3,362                       6,315
                                                           --------        --------      ------       ---------
  Total costs and expenses ............................     145,390         143,551         462         289,403
                                                           --------        --------      ------       ---------
  Operating income (loss) .............................         318           1,401        (462)          1,257
                                                           --------        --------      ------       ---------
Other income (expense):
 Interest expense .....................................      (6,007)         (7,145)                    (13,152)
 Loss on investment in affiliate.......................          --          (2,019)   J) 2,019              --
 Interest income ......................................         272             480                         752
                                                           --------        --------      ------       ---------
Loss before minority interest and income tax
  expense (benefit) ...................................      (5,417)         (7,283)      1,557         (11,143)
Minority interests in operations of joint venture .....         (73)            --                          (73)
                                                           --------        --------      ------       ---------
Loss before income tax expense (benefit) ..............      (5,344)         (7,283)      1,557          11,070
Income tax expense ....................................          --             252                         252
                                                           --------        --------      ------       ---------
Net (loss) earnings ...................................    $ (5,344)       $ (7,535)     $1,557       $ (11,322)
                                                           ========        ========      ======       =========
Comprehensive (loss) earnings .........................    $ (5,344)       $ (7,535)     $1,557       $ (11,322)
                                                           ========        ========      ======       =========
Net loss per common share (basic and diluted) .........    $  (0.07)       $  (0.28)                  $   (1.21)
                                                           ========        ========                   =========
Weighted average number of common shares
  (basic and diluted) .................................      73,388          27,170               K)      9,388
                                                           ========        ========                   =========

----------------
H) Pro forma adjustment to increase the amortization of goodwill associated with the Merger.

I) Pro forma adjustment to eliminate excess public company expenses recorded on Rally's.

J) Pro forma adjustment to eliminate loss from the Rally's equity investment in Checkers.

K) The merged weighted average number of common shares outstanding consists of 112,654 shares immediately following the Merger, effected for the one-for-twelve reverse split.

                           RALLY'S HAMBURGERS, INC.
                               AND SUBSIDIARIES

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)

                                    ASSETS

                                                                      (UNAUDITED)
                                                                       MARCH 22,     DECEMBER 28,
                                                                         1999            1998
                                                                     ------------   -------------
Current assets:

Cash and cash equivalents ........................................     $  6,729        $  4,601

Restricted cash ..................................................        1,242           1,880

Investments ......................................................           95              47

Accounts receivable, net .........................................        2,596           2,597

Notes receivable, net -- current portion .........................          120             153

Inventory ........................................................          872           1,017

Prepaid expenses and other current assets ........................          538             310

Assets held for sale .............................................        1,131           1,131
                                                                       --------        --------
   Total current assets ..........................................       13,323          11,736

Property and equipment, net ......................................       60,290          61,914

Investment in affiliate, net of accumulated amortization .........       22,567          23,001

Notes receivable, net -- less current portion ....................          344             375

Goodwill, net of accumulated amortization ........................        8,318           8,477

Reacquired franchise and territory rights, net of
  accumulated amortization .......................................       11,358          11,620

Other intangibles, net of accumulated amortization ...............        3,726           3,783

Other assets, net of accumulated amortization ....................        2,276           2,400
                                                                       --------        --------
                                                                       $122,202        $123,306
                                                                       ========        ========

                 See Notes to Consolidated Financial Statements

                           RALLY'S HAMBURGERS, INC.
                               AND SUBSIDIARIES

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)

                     LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                              (UNAUDITED)
                                                                               MARCH 22,     DECEMBER 28,
                                                                                 1999            1998
                                                                             ------------   -------------
CURRENT LIABILITIES:

Accounts payable .........................................................    $   5,595       $   3,686

Reserves for restaurant relocations and abandoned sites ..................        3,180           3,148

Accrued liabilities ......................................................        8,910           7,541

Current maturities of long-term debt and obligations under capital
  lease ..................................................................        1,519           1,490
                                                                              ---------       ---------
    Total current liabilities ............................................       19,204          15,865

Senior notes, net of discounts ...........................................       53,543          55,768

Long-term debt, less current maturities ..................................        7,629           7,819

Obligations under capital lease, less current maturities .................        4,959           5,230

Long-term reserves for restaurant relocations and adandoned sites ........        2,077           2,275

Other noncurrent liabilities .............................................        1,874           1,830
                                                                              ---------       ---------
 Total liabilities .......................................................       89,286          88,787

STOCKHOLDERS' EQUITY:

Preferred Stock, $.10 par value, authorized
  5,000,000 shares, no shares outstanding ................................           --              --

Common stock, $.10 par value, authorized 50,000,000 shares, issued
  29,608,688 at March 22, 1999 and at December 28, 1998 ..................        2,961           2,961

Additional paid-in capital ...............................................       97,346          97,346

Retained deficit .........................................................      (65,283)        (63,680)
                                                                              ---------       ---------
                                                                                 35,024          36,627

Less treasury stock, at cost, 273,445 shares .............................       (2,108)         (2,108)
                                                                              ---------       ---------

 Net stockholders' equity ................................................       32,916          34,519

                                                                              $ 122,202       $ 123,306
                                                                              =========       =========

                 See Notes to Consolidated Financial Statements

                           RALLY'S HAMBURGERS, INC.
                               AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                           AND COMPREHENSIVE INCOME
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                                           QUARTER ENDED
                                                     --------------------------
                                                      MARCH 22,      MARCH 22,
                                                         1999          1998
                                                     -----------   ------------
REVENUES:
Restaurant sales .................................    $ 29,040       $ 30,962
Franchise revenues and fees ......................         916          1,043
Owner fee income .................................         163            159
                                                      --------       --------
   Total revenues ................................    $ 30,119       $ 32,164
                                                      --------       --------
COSTS AND EXPENSES:
Restaurant food and paper costs ..................       8,568         10,047
Restaurant labor costs ...........................       9,420          9,708
Restaurant occupancy expense .....................       1,770          1,552
Restaurant depreciation and amortization .........       1,624          1,676
Other restaurant operating expense ...............       2,824          2,663
Advertising expense ..............................       1,801          1,644
Owner depreciation ...............................         352            135
Other depreciation and amortization ..............         570            627
General and administrative expenses ..............       3,081          3,482
Losses on assets to be disposed of ...............          --             31
                                                      --------       --------
   Total costs and expenses ......................      30,010         31,565
                                                      --------       --------
   Operating income ..............................         109            599

OTHER INCOME (EXPENSE):
Interest income ..................................         188             77
Gains on bond repurchases ........................         256             --
Loss on investment in affiliate ..................        (434)           (42)
Interest expense .................................      (1,685)        (1,690)
                                                      --------       --------
Loss before income tax expense ...................      (1,566)        (1,056)
Income tax expense ...............................          37             26
                                                      --------       --------
   Net loss ......................................    $ (1,603)      $ (1,082)
                                                      ========       ========
   Comprehensive loss ............................    $ (1,603)      $ (1,082)
                                                      ========       ========
Net loss per common share --
  (basic and diluted) ............................    $  (0.05)      $  (0.04)
                                                      ========       ========
Weighted average number of common shares --
  (basic and diluted) ............................      29,335         24,568
                                                      ========       ========

                 See Notes to Consolidated Financial Statements

                           RALLY'S HAMBURGERS, INC.
                               AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)
                                  (UNAUDITED)

                                                                                    QUARTER ENDED
                                                                             ---------------------------
                                                                               MARCH 22       MARCH 22
                                                                                 1999           1998
                                                                             ------------   ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net loss ................................................................     $ (1,603)      $ (1,082)
 Adjustments to reconcile net (loss) to net cash provided
   by operating activities:
  Depreciation and amortization ..........................................        2,547          2,438
  Provision for losses on assets to be disposed of .......................           --             31
  Gains on bond repurchases ..............................................         (256)            --
  Deferred loan costs amortization .......................................           99             94
  Provision for bad debt .................................................          165             35
  Loss, net of amortization on investment in affilate ....................          434             42
Changes in assets and liabilities:
  Increase in accounts receivable ........................................         (139)        (1,033)
  Decrease in notes receivable ...........................................           39             --
  Decrease (increase) in inventory .......................................          145            (55)
  (Increase) decrease in prepaid expenses and other current assets .......         (234)             7
  Decrease (increase) in deposits and other ..............................           34            (23)
  Increase in accounts payable ...........................................        1,909          1,008
  Increase (decrease) in accrued liabilities .............................        1,223         (1,967)
                                                                               --------       --------
   Net cash provided by operating activities .............................        4,363           (505)
                                                                               --------       --------

CASH FLOWS FROM INVESTING ACTIVITIES:
 Capital expenditures ....................................................         (408)          (623)
 Cash paid on business purchases .........................................           --            (32)
 (Increase) decrease in investments ......................................          (48)           102
 Proceeds from sale of assets ............................................           --            119
                                                                               --------       --------
  Net cash used in investing activities ..................................         (456)          (434)
                                                                               --------       --------

CASH FLOWS FROM FINANCING ACTIVITIES:
 Decrease in restricted cash .............................................          638             --
 Proceeds from (repayments of) senior notes ..............................       (1,985)            --
 Principal payments on long-term debt and capital lease obligations ......         (432)          (275)
                                                                               --------       --------
  Net cash used in financing activities ..................................       (1,779)          (275)
                                                                               --------       --------
  Net increase (decrease) in cash ........................................        2,128         (1,214)

CASH AT BEGINNING OF PERIOD ..............................................        4,601          4,008
                                                                               --------       --------
CASH AT END OF PERIOD ....................................................     $  6,729       $  2,794
                                                                               ========       ========

 SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
  Interest paid, net .....................................................     $    390       $    267
                                                                               ========       ========
  Income taxes paid ......................................................     $     --       $     21
                                                                               ========       ========

                 See Notes to Consolidated Financial Statements

                   RALLY'S HAMBURGERS, INC. AND SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (a) BASIS OF PRESENTATION -- The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all the information and notes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments necessary to present fairly the information set forth therein have been included. The operating results for the quarter ended March 22, 1999, are not necessarily an indication of the results that may be expected for the fiscal year ending January 03, 2000. Except as disclosed herein, there has been no material change in the information disclosed in the notes to the consolidated financial statements included in the Company's Annual Report on Form 10-K for the year ended December 28, 1998. Therefore it is suggested that the accompanying financial statements be read in conjunction with the Company's December 28, 1998 consolidated financial statements. As of December 29, 1997 the Company changed from a 13 week quarter to a 12 week quarter with the exception of the fourth quarter which will generally consist of sixteen weeks. The fiscal year will end on the Monday closest to December 31st. The Company's 1999 fiscal year will include a 53rd week, thereby increasing the fourth quarter to seventeen weeks.

     (b) PURPOSE AND ORGANIZATION -- The principal business of Rally's Hamburgers, Inc. (the "Company", "Rally's") is the operation and franchising of Rally's restaurants. Rally's is one of the largest chains of double drive-thru restaurants in the United States. At March 22, 1999, the Rally's system included 469 restaurants in 18 states located primarily in the Midwest and the Sunbelt and are comprised of 225 Company-owned and operated, 244 franchised restaurants, including 25 Company-owned restaurants in Western markets which are operated as Rally's restaurants by CKE Restaurants, Inc. ("CKE"), a significant shareholder of the Company, under an operating agreement which began in July, 1996. Two additional Company-owned stores covered by the operating agreement have been converted to the Carl's Jr. format and are not included in the above store count. The Company's restaurants offer high quality fast food. The Company primarily serves the drive-thru and take-out segments of the quick-service restaurant industry. The Company opened its first restaurant in January 1985 and began offering franchises in November 1986. The consolidated financial statements include Rally's Hamburgers, Inc. and its wholly owned subsidiaries. Rally's Hamburgers, Inc. and its subsidiaries are collectively referred to herein, as the context requires as "Rally's" or the "Company". All significant inter-company accounts and transactions have been eliminated. The investment in affiliate, which is 26.06% owned, represents an investment in Checkers Drive-In Restaurants, Inc. ("Checkers") and is recorded under the equity method.

                   RALLY'S HAMBURGERS, INC. AND SUBSIDIARIES

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

     (c) REVENUE RECOGNITION -- The Company recognizes franchise fees as income on the date a restaurant is opened, at which time the Company has performed its obligations relating to such fees. Area development fees are generated from the awarding of exclusive rights to develop, own and operate Rally's restaurants in certain geographic areas pursuant to an Area Development Agreement. Such fees are recognized as income on a pro rata basis as the restaurants are opened or upon the cancellation or expiration of an Area Development Agreement. Both franchise fees and area development fees are non-refundable. The Company also receives royalty fees from franchisees typically in the amount of 4% of each franchised restaurant's gross revenues, as defined in the Franchise Agreement. Royalty fees are recognized as earned.

     (d) CASH AND CASH EQUIVALENTS -- The Company considers all highly liquid instruments purchased with an original maturity of less than three months to be cash equivalents. Restricted Cash consists of cash on deposit with various financial institutions as collateral to support the Company's obligations to certain states for potential workers' compensation claims. This cash is not available for the Company's use until such time that the respective states permit its release.

     (e) RECEIVABLES -- Receivables consist primarily of franchise fees, royalties and notes due from franchisees and owner fee income and advances to the National Advertising Fund which provides broadcast creative production for use by the Company and its franchisees. Allowances for doubtful receivables were $1.1 million at March 22, 1999 and $969,000 at December 28, 1998.

     (f) INVENTORY -- Inventory is valued at latest invoice cost, which approximates the lower of first-in, first-out cost or market.

     (g) IMPAIRMENT OF LONG LIVED ASSETS -- The Company accounts for tangible property and intangibles under the Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of" (SFAS 121), which requires the write-down of certain intangibles and tangible property associated with under performing sites to the level supported by the forecasted discounted cash flow in cases where undiscounted cash flow projected does not exceed the book value of the related assets.

     (h) PROPERTY AND EQUIPMENT -- Property and equipment are depreciated using the straight-line method for financial reporting purposes and accelerated methods for income tax

                   RALLY'S HAMBURGERS, INC. AND SUBSIDIARIES

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

purposes. The estimated useful lives for financial reporting purposes are the shorter of 20 years or the lease life plus available renewal options for buildings and property held under capital leases, eight years for furniture and equipment, five years for software and computer systems and the life of the lease for leasehold improvements. Expenditures for major renewals and betterments are capitalized while expenditures for maintenance and repairs are expensed as incurred. Property and equipment held for sale includes various excess restaurant facilities and land. The aggregate carrying value of property and equipment held for sale is periodically reviewed and adjusted downward to market value, when appropriate.

     (i) USE OF ESTIMATES -- The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

     (j) DISCLOUSRES ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS -- The balance sheets as of March 22, 1999 and December 28, 1998 reflect the fair value amounts which have been determined using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. The carrying amounts of cash and cash equivalents, receivables, accounts payable, and long-term debt are a reasonable estimate of their fair value. Interest rates that are currently available to the Company for issuance of debt with similar terms and remaining maturities are used to estimate fair value for debt issues that are not quoted on an exchange.

     (k) EARNINGS (LOSS) PER COMMON SHARE -- Basic and diluted earnings (loss) per share are calculated in accordance with the Statement of Financial Accounting Standard No. 128, "Earnings per Share". Potentially dilutive common stock warrants and options have no effect, as they are anti-dilutive for all periods presented.

     (l) OWNER FEE INCOME AND DEPRECIATION -- Revenue received as a result of the operating agreement with CKE is referred to as owner fee income in the accompanying consolidated financial statements. Depreciation expenses related to the ongoing investment in the CKE-operated restaurants are referred to as owner depreciation in the accompanying consolidated financial statements.

                   RALLY'S HAMBURGERS, INC. AND SUBSIDIARIES

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

     (m) ADVERTISING COSTS -- It is the Company's policy to expense advertising costs as incurred.

     (n) RECLASSIFICATIONS -- Certain items have been reclassified in the accompanying consolidated financial statements for prior periods in order to be comparable with the classification adopted for the current period. Such reclassifications had no effect on previously reported net income.

NOTE 2: LIQUIDITY

     The Company has a working capital deficit of $5.9 million at March 22, 1999. It is anticipated that the Company will continue to have a working capital deficit since approximately 89% of the Company's assets are long-term (primarily property, equipment, investment in affiliate and intangibles), and since all operating trade payables, accrued expenses, and property and equipment payables are current liabilities of the Company. At March 22, 1999, a significant portion ($53.5 million) of the Company's long-term liabilities relate to the Company's Senior Notes that mature in June, 2000.

     The Company is currently evaluating alternatives for refinancing or repaying the outstanding Senior Notes that mature in June 2000. These alternatives include a sale-leaseback transaction or additional mortgage financing. Other options include the sale of certain company-owned markets to current or new franchisees in transactions that would provide immediate funds to reduce debt and would also provide a continued source of income through future royalties. There can be no assurance that the Company will be able to satisfy the entire principal balance of the Senior Notes on the maturity date of June 15, 2000.

                   RALLY'S HAMBURGERS, INC. AND SUBSIDIARIES

NOTE 3: LONG-TERM DEBT

     Long-term debt consists of the following:

                                                                    MARCH 22,     DECEMBER 28,
                                                                       1999           1998
                                                                   -----------   -------------
   Mortgages payable to FFCA Acquisition Corporation secured
    by eight Company owned restaurants payable in 240
    aggregate monthly installments of $40,082, including
    interest at 9.5%. The Company is required to utilize the net proceeds of the loan to retire Senior Notes (See Note 2:
    "Liquidity") ...............................................     $4,288         $4,300

   Notes payable to former franchise owners for acquisition of market, secured by common stock of Hampton Road
    Foods, maturing March 13, 2001, bearing interest of 9%.
    The notes are payable in monthly principal and interest
    installments ranging from $4,742 to $50,211.................      3,891          4,022

   Notes payable to banks, maturing at various dates through
    November 10, 2001, secured by property and/or
    equipment, bearing interest ranging from 1/2% above prime
    to 9.25%. The notes are payable in monthly principal and
    interest installments ranging from $1,531 to $13,333.
    Interest is payable monthly ................................        244            323

   Secured notes payable to a bank used to finance equipment
    and/or modular buildings for franchisees (the Franchisee
    Loans), maturing at various dates through July 15, 2000,
    bearing interest at prime plus 1/2%. The notes are payable in monthly principal installments of $4,875. Interest is
    payable monthly ............................................         63             78
                                                                     ------         ------
                                                                      8,486          8,723
   Less current portion ........................................       (857)          (904)
                                                                     ------         ------
                                                                     $7,629         $7,819
                                                                     ======         ======

NOTE 4: RELATED PARTY TRANSACTION

     Effective November 30, 1997, the Company entered into a Management Services Agreement, pursuant to which the management of Checkers is providing key services to the Company, including executive management, financial planning and accounting, franchise administration, purchasing and human resources. In addition, the Company and Checkers share their executive officers, including Chief Executive Officer and the Chief Operating Officer. The total cost of these services was $1.7 million and $913,000 during the quarters ended March 22, 1999 and March 22, 1998. Effective April 6, 1999, the Company began sharing the services of the Chief Financial Officer with Checker's.

                   RALLY'S HAMBURGERS, INC. AND SUBSIDIARIES

NOTE 5: MERGER

     On January 29, 1999, Rally's and Checkers announced the signing of a definitive merger agreement pursuant to which both companies would merge in an all stock transaction, (the "Merger"). The Merger agreement provides that each outstanding share of Rally's stock will be exchanged for 1.99 shares of Checkers stock. Immediately following the Merger, the Checkers common stock will undergo a one-for-twelve reverse split resulting in total common shares outstanding of approximately 9,387,859. In addition, each of Rally's outstanding stock options (5.6 million at March 22, 1999) will be exchanged for Checkers options at an exchange rate of 1 to 1.99. The approximate 19.1 million shares of Checkers common stock which Rally's owns will be retired following the Merger. Checkers and Rally's have each received investment bankers' opinions as to the fairness of the exchange rate used in the Merger. The transaction is subject to certain approvals, including but not limited to approval by the shareholders of Checkers and Rally's and the holders of Rally's Senior Notes and is expected to close in the third quarter of fiscal year 1999.

     At March 22, 1999, Rally's owned 19,130,930 shares (26.06 percent) of the outstanding common stock of Checkers and public shareholders owned the remaining 54,277,177 shares of Checkers common stock. Checkers will issue 58,377,134 shares of its common stock to Rally's shareholders in exchange for all the outstanding common stock of Rally's (29,335,243 outstanding shares) at a 1 to 1.99 exchange ratio. After the transaction, Rally's shareholders will own 58,377,134 shares (51.8 percent of the outstanding common stock of the new Checkers) and the remaining 54,277,117 shares (48.2 percent of Checkers common stock) will then be held by then current shareholders of Checkers.

     The Merger transaction will be accounted for under the purchase method of accounting and will be treated as a reverse acquisition as the stockholders of Rally's will receive the larger portion of the voting interests in the combined enterprise. Accordingly, Rally's is considered the acquirer for accounting purposes and therefore, Checkers' assets and liabilities will be recorded based upon their fair market value .

     The following pro forma condensed consolidated financial data sets forth certain pro forma financial information giving effect to the Merger. The pro forma financial information is based on, and should be read in conjunction with the historical consolidated financial statements of each of the companies and the notes related thereto.

                   RALLY'S HAMBURGERS, INC. AND SUBSIDIARIES

NOTE 5: MERGER--(CONTINUED)

     The pro forma condensed consolidating balance sheet gives effect to the issuance of 58,377,134 shares of Checkers common stock in exchange for 29,335,243 shares of Rally's common stock, based upon the per share price of Checkers common shares at $0.531 and a one-for twelve reverse split, assuming the Merger had occurred March 22, 1999:

                                                     CHECKERS       RALLY'S
                                                     MARCH 22,     MARCH 22,           PRO FORMA
                                                       1999          1999             ADJUSTMENTS     MERGED
                                                     --------      --------           -----------    --------
                                                              (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
   ASSETS:
   Total current assets ..........................     11,861        13,323                            25,184
   Property and equipment, net ...................     77,162        60,290                           137,452
   Investment in affiliate, including
    net goodwill of $11,717 after
    accumulated amortization .....................         --        22,567          A)  (22,567)          --
   Intangibles, net of accumulated
    amortization .................................      9,916        23,402          G)   19,391       52,709
   Other assets, net of accumulated
    amortization .................................      1,232         2,620                             3,852
                                                     --------      --------            ---------     --------
                                                     $100,171      $122,202            $  (3,176)    $219,197
                                                     ========      ========            =========     ========
   LIABILITIES:
   Current liabilities ...........................     18,824        19,204          B)    1,500       39,528
   Senior notes, net of discount, less
    current maturities ...........................         --        53,543                            53,543
   Long-term debt and capital lease
    obligations, less current maturities .........     28,853        12,588                            41,441
   Minority interests in joint ventures ..........        674            --                               674
   Other long-term liabilities ...................      8,323         3,951                            12,274
                                                     --------      --------            ---------     --------
     Total liabilities ................. .........     56,674        89,286                1,500      147,460

   STOCKHOLDERS' EQUITY:
   Preferred stock ...............................         --            --                                --
   Common stock ..................................         73         2,961          C)   (3,025)           9
   Additional paid-in capital ....................    121,579        97,346          D)  (81,914)     137,011
   Retained deficit ..............................    (77,755)      (65,283)         E)   77,755      (65,283)
                                                     --------      --------            ---------     --------
                                                       43,897        35,024               (7,184)      71,737
   Less treasury stock, at cost ..................       (400)       (2,108)         F)    2,508           --
                                                     --------      --------            ---------     --------
     Net stockholders' equity ....................     43,497        32,916               (4,676)      71,737
                                                     --------      --------            ---------     --------
                                                     $100,171      $122,202            $  (3,176)    $219,197
                                                     ========      ========            =========     ========

----------------
A) Pro forma adjustment to record the elimination of Rally's original investment of $10,850 in Checkers common stock and the reclassification to intangibles of $11,717 of goodwill associated with Rally's investment in Checkers.

B) Pro forma adjustment to accrue estimated transaction costs related to the Merger.

                   RALLY'S HAMBURGERS, INC. AND SUBSIDIARIES

NOTE 5: MERGER--(CONTINUED)

C) Pro forma adjustments to record the issuance of 58,377 shares of Checkers common stock in exchange for Rally's outstanding shares, $58; to eliminate the previous common stock account of Rally's, ($2,961); to eliminate the par value associated with Rally's investment in Checkers common stock, ($19); and to effect a one-for-twelve reverse split, ($103).

D) Pro forma adjustments, in accordance with reverse acquisition accounting to record the fair value of the outstanding 54,277 shares of common stock of Checkers valued at $0.531 per share, $28,767 which is net of related par value; eliminate the previous treasury stock of Rally's, ($2,108); eliminate the previous additional paid-in capital account of Checkers, ($121,579); to reduce additional paid in capital for the par value of the 58,377 shares issued to Rally's shareholders, ($58); to eliminate the previous common stock account of Rally's, $2,961; to attribute a $10,000 estimated fair value to the outstanding Checkers stock options and warrants, and effect a one-for-twelve reverse split, $103.

E) Pro forma adjustments to record the elimination of the retained deficit account of Checkers.

F) Pro forma adjustment to eliminate the previous treasury stock of Checkers, $400, as well as the treasury stock of Rally's, $2,108 which is cancelled as a result of the Merger.

G) Pro forma adjustment to record goodwill of $7,674 associated with the Merger and the reclassification of $11,717 of goodwill associated with Rally's original investment in Checkers (see A).

NOTE: The final adjustments to value the outstanding Checkers options and warrants as well as final adjustments to the fair value of assets and liabilities as a result of the Merger will not be known until the Merger is completed.

                   RALLY'S HAMBURGERS, INC. AND SUBSIDIARIES

NOTE 5: MERGER--(CONTINUED)

     The following unaudited pro forma condensed consolidating statement of operations sets forth certain pro forma financial information giving effect to the Merger, assuming the Merger had occurred December 29, 1997:

                                                    CHECKERS       RALLY'S
                                                  TWELVE WEEKS   TWELVE WEEKS
                                                      ENDED         ENDED
                                                    MARCH 22,      MARCH 22,       PRO FORMA
                                                      1999           1999         ADJUSTMENTS     MERGED
                                                    --------       -------        -----------    --------
                                                        (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
   Total Revenues ..............................    $ 31,713       $30,119                       $ 61,832
                                                    --------       -------          ------       --------
   COSTS AND EXPENSES:
   Restaurant operating costs ..................      26,434        24,206                         50,640
   Advertising expense .........................       1,912         1,801                          3,713
   Other expenses ..............................          98           352                            450
   Other depreciation and amortization .........         454           570        H)   194          1,218
   General and administrative expense ..........       2,917         3,081        I)   (88)         5,910
                                                    --------       -------          ------       --------
     Total cost and expenses ...................      31,815        30,010             106         61,931
                                                    --------       -------          ------       --------
     Operating (loss) income ...................        (102)          109            (106)           (99)
   Other income (expense):
    Interest income ............................          58           188                            246
    Gains on bond repurchases ..................          --           256                            256
    Loss on investment in affiliate ............          --          (434)       J)   434             --
    Interest expense ...........................      (1,181)       (1,685)                        (2,866)
                                                    --------       -------          ------       --------
   Loss before minority interest,
    income taxes ...............................      (1,225)       (1,566)            328         (2,463)
   Minority interests in (losses) earnings .....        (114)           --                           (114)
                                                    --------       -------          ------       --------
   Loss before income taxes ....................      (1,111)       (1,566)            328         (2,349)
   Income taxes ................................          --            37                             37
                                                    --------       -------          ------       --------
   Net (loss) earnings .........................    $ (1,111)      $(1,603)         $  328       $ (2,386)
                                                    ========       =======          ======       ========
   Comprehensive (loss) earnings ...............    $ (1,111)      $(1,603)         $  328       $ (2,386)
                                                    ========       =======          ======       ========
   Net (loss) income per common share
    (basic and diluted) ........................    $  (0.02)      $ (0.05)                      $  (0.25)
                                                    ========       =======                       ========
   Weighted average number of common
    shares (basic and diluted) .................      73,408        29,335                     K)   9,388
                                                    ========       =======                       ========

----------------
H) Pro forma adjustment to increase the amortization of goodwill associated with the Merger.

I) Pro forma adjustment to eliminate excess public company expenses recorded on Rally's.

J) Pro forma adjustment to eliminate loss from the Rally's equity investment in Checkers.

K) The merged weighted average number of common shares outstanding consists of 112,654 shares immediately following the Merger, effected for the one-for-twelve reverse split.

                   RALLY'S HAMBURGERS, INC. AND SUBSIDIARIES

NOTE 5: MERGER--(CONTINUED)
     The following unaudited pro forma condensed consolidating statement of operations sets forth certain pro forma financial information giving effect to the Merger, assuming the Merger had occurred December 29, 1997:

                                                CHECKERS        RALLY'S
                                               FISCAL YEAR    FISCAL YEAR
                                                  ENDED          ENDED
                                              DECEMBER 28,   DECEMBER 28,    PRO FORMA
                                                  1998           1998       ADJUSTMENTS      MERGED
                                             -------------- -------------- ------------- -------------
                                                     (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
   Total Revenues ..........................    $145,708        $144,952                   $ 290,660
                                                --------        --------      ------       ---------
   COSTS AND EXPENSES:
   Restaurant operating costs ..............     119,416         113,782                     233,198
   Advertising expense .....................       6,921           9,853                      16,774
   Other expenses ..........................         516             647                       1,163
   Other depreciation and amortization .....       2,275           2,503    H)   842           5,620
   General and administrative expense ......      13,309          13,404    I)  (380)         26,333
   SFAS 121 provisions .....................       2,953           3,362                       6,315
                                                --------        --------      ------       ---------
     Total costs and expenses ..............     145,390         143,551         462         289,403
                                                --------        --------      ------       ---------
     Operating income (loss) ...............         318           1,401        (462)          1,257
                                                --------        --------      ------       ---------
   Other income (expense):
    Interest expense .......................      (6,007)         (7,145)                    (13,152)
    Loss on investment in affiliate ........          --          (2,019)   J) 2,019              --
    Interest income ........................         272             480                         752
                                                --------        --------      ------       ---------
   Loss before minority interest and
    income tax expense (benefit) ...........      (5,417)         (7,283)      1,557         (11,143)
   Minority interests in operations of
    joint venture ..........................         (73)             --                         (73)
                                                --------        --------      ------       ---------
   Loss before income tax expense
    (benefit) ..............................      (5,344)         (7,283)      1,557          11,070
   Income tax expense ......................          --             252                         252
                                                --------        --------      ------       ---------
   Net (loss) earnings .....................    $ (5,344)       $ (7,535)     $1,557       $ (11,322)
                                                ========        ========      ======       =========
   Comprehensive (loss) earnings ...........    $ (5,344)       $ (7,535)     $1,557       $ (11,322)
                                                ========        ========      ======       =========
   Net loss per common share
    (basic and diluted) ....................    $  (0.07)       $  (0.28)                  $   (1.21)
                                                ========        ========                   =========
   Weighted average number of common
    shares (basic and diluted) .............      73,388          27,170                  K)   9,388
                                                ========        ========                   =========

----------------
H) Pro forma adjustment to increase the amortization of goodwill associated with the Merger.

I) Pro forma adjustment to eliminate excess public company expenses recorded on Rally's.

J) Pro forma adjustment to eliminate loss from the Rally's equity investment in Checkers.

K) The merged weighted average number of common shares outstanding consists of 112,654 shares immediately following the Merger, effected for the one-for-twelve reverse split.

                                                                      APPENDIX A

                         AGREEMENT AND PLAN OF MERGER

                         DATED AS OF JANUARY 28, 1999




                                BY AND BETWEEN


                     CHECKERS DRIVE-IN RESTAURANTS, INC.,
                            A DELAWARE CORPORATION,



                                      AND



                           RALLY'S HAMBURGERS, INC.,
                            A DELAWARE CORPORATION.

                         AGREEMENT AND PLAN OF MERGER

     THIS AGREEMENT AND PLAN OF MERGER (this "Agreement"), dated as of January 28, 1999, is by and between Checkers Drive-In Restaurants, Inc., a Delaware corporation ("Checkers"), and Rally's Hamburgers, Inc., a Delaware corporation ("Rally's").

                                   RECITALS

     WHEREAS, the respective Boards of Directors of Checkers and Rally's have determined that a business combination between Checkers and Rally's is in the best interests of their respective companies and stockholders and have adopted resolutions approving this Agreement and the transactions contemplated hereby and declaring their advisability;

     WHEREAS, Checkers and Rally's desire to make certain representations, warranties, covenants and agreements in connection with the transactions contemplated hereby;

     WHEREAS, for federal income tax purposes, it is intended that the business combination shall qualify as a reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the "Code");

     WHEREAS, concurrently with the execution hereof, Rally's, on the one hand, and CKE Restaurants, Inc. ("CKE"), Santa Barbara Restaurant Group, Inc. ("SBR"), William P. Foley II and GIANT GROUP, LTD. ("GIANT") (collectively, the "Consenting Rally's Stockholders"), on the other hand, are entering into a Voting Agreement substantially in the form of Exhibit A hereto (the "Rally's Voting Agreement") in which each Consenting Rally's Stockholder grants an irrevocable proxy with respect to the approval and adoption of this Agreement, and all other matters contemplated hereby or in furtherance hereof, for all shares of the voting stock of Rally's which each is entitled (i) to vote at a meeting of Rally's stockholders to consider the Merger (the "Rally's Meeting") or (ii) to express consent or dissent thereon in writing without a meeting;

     WHEREAS, Rally's is willing in this Agreement to grant to Checkers its irrevocable proxy with respect to the approval and adoption of this Agreement, an amendment to Checkers' Certificate of Incorporation to effect a one-for-12 reverse stock split and all other matters contemplated hereby or in furtherance hereof for all outstanding shares of the voting stock of Checkers of which Rally's is the record or beneficial owner as of the date hereof and any shares of the voting stock of Checkers of which Rally's becomes the record or beneficial owner after the date hereof and prior to the record date for the meeting of Checkers' stockholders to consider the Merger (the "Checkers Meeting");

     NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, and subject to the terms and conditions set forth herein, Checkers and Rally's hereby agree as follows:

                                   ARTICLE 1
                      THE MERGER; CLOSING; EFFECTIVE TIME

     1.1 THE MERGER.

     (a) Subject to the terms and conditions contained in this Agreement, at the Effective Time (as defined in Section 1.3), Rally's shall be merged with and into Checkers (the "Merger"), and the separate corporate existence of Rally's shall thereupon cease, in accordance with the applicable provisions of the Delaware General Corporation Law (the "DGCL"). Following the Merger, Checkers shall continue as the surviving corporation (sometimes hereinafter referred to as the "Surviving Corporation"). As used in this Agreement, the term "Subsidiary" shall mean, with respect to Checkers or Rally's, any corporation or other legal entity of which such party controls or owns, directly or indirectly, more than 50% of the stock or other equity interest entitled to vote on the election of members to the board of directors or similar governing body.

     (b) At the Effective Time, the corporate existence of Checkers, with all its rights, privileges, powers and franchises, shall continue unaffected and unimpaired by the Merger. The Merger shall have the effects specified in
Section 259 of the DGCL.

     1.2 THE CLOSING. The closing of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of Christensen, Miller, Fink, Jacobs, Glaser, Weil & Shapiro, LLP, 2121 Avenue of the Stars, 18th Floor, Los Angeles, California 90067, at 9:00 a.m., local time, as soon as practicable, but in no event later than the third business day immediately following the date on which the last of the conditions specified in Article 7 is satisfied or waived in accordance herewith, or at such other date, time and place as Checkers and Rally's may agree in writing. The date on which the Closing occurs is hereinafter referred to as the "Closing Date."

     1.3 EFFECTIVE TIME. Subject to the terms and conditions of this Agreement, at or as promptly as practicable after the Closing, the parties hereto shall cause a certificate of merger with respect to the Merger in appropriate form (the "Certificate of Merger"), executed in accordance with the relevant provisions of the DGCL, to be filed with the Secretary of State of the State of Delaware as provided in the DGCL. Upon the effectiveness of such filing, or at such other time as may be specified in such filings, the Merger shall become effective in accordance with the DGCL. The time and date at which the Merger becomes effective is herein referred to as the "Effective Time."

                                   ARTICLE 2
                  GOVERNING DOCUMENTS, DIRECTORS AND OFFICERS
                             OF SURVIVING ENTITIES

     2.1 CERTIFICATE OF INCORPORATION. At the Effective Time and without any further action on the part of Checkers or Rally's, the certificate of incorporation of Checkers shall be the certificate of incorporation of Checkers until thereafter amended as provided therein and under applicable law.

     2.2 BY-LAWS. At the Effective Time and without any further action on the part of Checkers or Rally's, the by-laws of Checkers shall be the by-laws of Checkers until thereafter amended or repealed in accordance with their terms and as provided in the certificate of incorporation of Checkers and under applicable law.

     2.3 DIRECTORS AND OFFICERS. The directors of Checkers and Rally's at the Effective Time shall, from and after the Effective Time, be the directors of Checkers, and the officers of Checkers at the Effective Time shall, from and after the Effective Time, remain the officers of Checkers, until, in each case, their respective successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and by-laws of Checkers.

                                   ARTICLE 3
                             CONVERSION OF SHARES

     3.1 CONVERSION OF SHARES.

     (a) At the Effective Time, each share of Rally's Common Stock, $.10 par value per share (the "Rally's Common Stock"), issued and outstanding immediately prior to the Effective Time (other than Rally's Common Stock held by Checkers, by Rally's in its treasury or by any wholly owned Subsidiary of Checkers or Rally's (collectively, the "Excluded Shares")), shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into and represent, without interest, but subject to Section 3.3,
1.99 shares of Checkers Common Stock, $.001 par value per share (the "Checkers Common Stock"), (the "Merger Consideration").

     (b) At the Effective Time, all of Rally's Common Stock issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares), by virtue of the Merger and without any action on the part of the holders thereof, shall no longer be outstanding and shall be canceled and retired and shall cease to exist, and each registered holder of any such Rally's Common Stock shall thereafter cease to have any rights with respect to such Rally's Common Stock, except that each holder (other than holders of Excluded Shares) will have the right to receive, upon the surrender of the certificate or certificates, if any, representing such Rally's Common Stock in accordance with Section 3.2, without interest, the Merger Consideration for such Rally's Common Stock.

     (c) At the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each Excluded Share shall no longer be outstanding, shall be canceled and retired without payment of any consideration therefor, and each registered holder thereof shall thereafter cease to have any rights with respect to such Rally's Common Stock.

     (d) At the Effective Time, each share of Checkers Common Stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and shall not be affected by the Merger, except that each share of Checkers Common Stock held by Rally's shall, by virtue of the Merger and without any action on the part of Rally's or Checkers, no longer be outstanding and shall be canceled and retired, and shall become authorized but unissued shares of Checkers Common Stock.

     3.2 SURRENDER AND PAYMENT.

     (a) Prior to the Effective Time, Checkers shall appoint an agent (the "Exchange Agent") for the purpose of exchanging certificates representing Rally's Common Stock for the Merger Consideration. At the Effective Time, Checkers will deposit with the Exchange Agent, for the benefit of holders of shares of Rally's Common Stock, certificates representing shares of Checkers Common Stock constituting the aggregate Merger Consideration to be paid in respect of the Rally's Common Stock. Promptly after the Effective Time, Checkers shall send, or shall cause the Exchange Agent to send, to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of Rally's Common Stock a form of letter of transmittal for use in such exchange (which form shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the certificates, if any, representing Rally's Common Stock to the Exchange Agent), advising such holder of the terms of the exchange effected by the Merger and the procedure for surrendering to the Exchange Agent such certificate for the Merger Consideration.

     (b) Each holder of Rally's Common Stock that has been converted into the Merger Consideration, upon surrender to the Exchange Agent of the certificate or certificates, if any, representing such Rally's Common Stock, together with a properly completed letter of transmittal covering such Rally's Common Stock and such other documents as may be reasonably required by Checkers or the Exchange Agent, will be entitled to receive the Merger Consideration payable in respect of such Rally's Common Stock, and the certificate so surrendered shall be canceled. Until so surrendered, each such certificate shall, after the Effective Time, represent for all purposes only the right to receive such Merger Consideration.

     (c) If any portion of the Merger Consideration is to be paid to a person other than the registered holder of the Rally's Common Stock represented by the certificate or certificates, if any, surrendered in exchange therefor, it shall be a condition to such payment that the certificate or certificates, if any, so surrendered shall be properly endorsed or otherwise be in proper form for transfer and that the person requesting such payment shall pay to the Exchange Agent any transfer or other taxes required as a result of such payment to a person other than the registered holder of such Rally's Common Stock or establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

     (d) After the Effective Time, there shall be no further registration of transfers of Rally's Common Stock. If after the Effective Time certificates representing Rally's Common Stock are presented to either the Surviving Corporation or, subject to the provisions of Section 3.2(e), the Exchange Agent, they shall be canceled and exchanged for the Merger Consideration in accordance with the procedures set forth in this
Article 3.

     (e) Any portion of the Merger Consideration deposited with the Exchange Agent pursuant to Section 3.2(a), and any portion of the proceeds from the sale of fractional shares issuable in connection with the Merger, that remains unclaimed by the holders of Rally's Common Stock entitled thereto 12 months after the Effective Time shall be returned by the Exchange Agent to Checkers or an Affiliate (as defined below) designated by Checkers, and any such holder who has not exchanged his Rally's Common Stock for the Merger Consideration in accordance with this Article 3 prior to that time shall thereafter look only to Checkers for such holder's claim for the Merger Consideration, and the holder's pro rata share of the aggregate cash received by Checkers upon the sale of fractional shares otherwise issuable in connection with the Merger and any dividends or distributions with respect to Checkers Common Stock paid after the Effective Time. Notwithstanding the foregoing, Checkers shall not be liable to any holder of Rally's Common Stock for any amount paid to a public authority pursuant to applicable abandoned property laws. For purposes of this Agreement, an "Affiliate" of a specified person is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the person specified.

     (f) No dividends or other distributions with respect to Checkers Common Stock constituting part of the Merger Consideration shall be paid to the holder of any unsurrendered certificates representing Rally's Common Stock until such certificates are surrendered as provided in this Section 3.2. Upon such surrender, there shall be paid (to the extent due and not yet paid), without interest, to the person in whose name the certificates representing Checkers Common Stock into which such Rally's Common Stock were converted are registered, any dividends and other distributions in respect of Checkers Common Stock that are payable on a date subsequent to, and the record date for which occurs after, the Effective Time.

     3.3 FRACTIONAL SHARES. No certificates or scrip representing fractional shares of Checkers Common Stock shall be issued in the Merger, but in lieu thereof each holder of Rally's Common Stock otherwise entitled to a fractional share shall be entitled to receive, from the Exchange Agent in accordance with the provisions of this Section 3.3, a pro rata portion of the net cash proceeds received by the Exchange Agent upon the sale of fractional shares issuable in connection with the Merger. As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of Rally's Common Stock in lieu of any fractional share, the Exchange Agent shall promptly pay all such amounts without interest to all holders of Rally's Common Stock entitled thereto.

     3.4 NO FURTHER RIGHTS. At and after the Effective Time, each holder of a certificate or certificates that represented issued and outstanding Rally's Common Stock (other than Excluded Shares) immediately prior to the Effective Time shall cease to have any rights as a stockholder of Rally's, except for the right to receive the Merger Consideration upon surrender of the holder's certificate or certificates; provided that the rights of holders of options or warrants to acquire Rally's Common Stock shall be governed by Section 6.11 and Section 3.6 of this Agreement, respectively.

     3.5 CERTAIN ADJUSTMENTS. The exchange ratio set forth in Section 3.1(a) shall be appropriately adjusted in the event of any changes in the shares of Checkers Common Stock or Rally's Common Stock by reason of any stock dividend, reclassification, recapitalization, stock split, combination or exchange of shares, or any similar event occurring prior to the Effective Time (each, an "Adjustment Event"), to provide to the holders of Rally's Common Stock the same economic effect and percentage ownership of Checkers Common Stock as contemplated by this Agreement prior to such Adjustment Event.

     3.6 WARRANTS. Outstanding warrants to purchase Rally's Common Stock will, by reason of the Merger, be converted into warrants to purchase the Merger Consideration upon payment of the applicable warrant exercise price, and in all other respects such warrants will not be affected by the Merger.

                                   ARTICLE 4
                  REPRESENTATIONS AND WARRANTIES OF CHECKERS

    Checkers represents and warrants to Rally's as follows:

     4.1 ORGANIZATION AND STANDING.

     (a) Checkers is a corporation duly organized, validly existing and in good standing under the laws of the state of its incorporation and is duly qualified to do business, and in good standing, in each jurisdiction in which the character of the properties owned or leased by it or the conduct of its business requires it to be so qualified, except where the failure to be so qualified or to be in good standing would not have a Material Adverse Effect on Checkers. For purposes of this Agreement, the term "Material Adverse Effect" means, with respect to any person, an effect that is, or would reasonably be expected to be, materially adverse to the business, assets, liabilities, financial condition or results of operations of such person and its Subsidiaries taken as a whole or to the ability of such party to perform its obligations hereunder; provided, however, that fluctuations in the market price of Rally's Common Stock or Checkers Common Stock shall not be deemed to have a Material Adverse Effect on Rally's or Checkers, as the case may be.

     (b) Checkers has furnished to Rally's complete and correct copies of the organizational documents (each an "Organizational Document") of Checkers and each of its Subsidiaries, as amended through the date hereof. Such Organizational Documents are in full force and effect and no other Organizational Documents are applicable to or binding upon Checkers or any Subsidiary of Checkers.

     4.2 AUTHORIZATION, VALIDITY AND EFFECT.

     (a) Checkers has the requisite corporate power and authority to execute and deliver this Agreement, a joint purchasing agreement (as contemplated by Section 7.1(g)) and all other agreements and documents contemplated hereby or thereby to be executed and delivered by it, and, subject to approval by Checkers stockholders, to consummate the transactions contemplated hereby and thereby. Subject to approval and adoption by Checkers' stockholders of this Agreement, the execution and delivery of this Agreement, the joint purchasing agreement and such other agreements and documents, and the consummation of the transactions contemplated herein and therein, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of Checkers. This Agreement has been duly and validly executed and delivered by and represents the legal, valid and binding obligation of Checkers, enforceable against it in accordance with its terms, except as the enforcement hereof may be limited by bankruptcy, insolvency or other laws affecting the enforcement of creditor's rights generally.

     (b) The Board of Directors of Checkers has: (i) approved and adopted, and declared advisable, this Agreement; (ii) recommended to its stockholders that they approve and adopt this Agreement; and (iii) duly approved the transactions contemplated by this Agreement for purposes of Article 9 of Checkers' Certificate of Incorporation and Section 203 of the DGCL such that the restrictions on "business combinations" set forth in Article 9 of Checkers' Certificate of Incorporation and Section 203 of the DGCL will not apply to such transactions.

     4.3 CAPITALIZATION.

     (a) The authorized capital stock of Checkers consists of: (i) 150,000,000 shares of Checkers Common Stock, of which, as of the date hereof, 73,408,047 shares are issued and outstanding, and 578,904 shares are held in Checkers' treasury; and (ii) 2,000,000 shares of Preferred Stock, $.001 per value per share, none of which is outstanding as of the date hereof. As of the date hereof, Checkers had outstanding options and warrants representing the right to acquire from Checkers not more than 33,695,815 shares of Checkers Common Stock. Each such option or warrant, the holder thereof, the grant date, exercise price, the vesting date and other material terms thereof and the instrument or plan pursuant to which such option or warrant was issued are described in
SECTION 4.3(B) OF THE DISCLOSURE MEMORANDUM delivered to Rally's three business days prior to the execution hereof (the "Checkers Disclosure Memorandum").

     (b) Except as set forth in Section 4.3(a), there are no shares of capital stock or other equity securities of Checkers outstanding, and except as set forth in SECTION 4.3(B) OF THE CHECKERS DISCLOSURE MEMORANDUM, no outstanding options, warrants or rights to subscribe for, securities or rights convertible into or exchangeable for, or contracts, commitments or arrangements by which Checkers is or may be required to issue or sell additional shares of Checkers Common Stock or any other equity interest in Checkers (collectively, the "Checkers Equity Rights").

     (c) Except as described in SECTION 4.3(C) OF THE CHECKERS DISCLOSURE MEMORANDUM, since September 7, 1998, Checkers has not (i) issued any shares of Checkers Common Stock or Checkers Equity Rights, other than pursuant to the exercise of options and warrants that were issued and outstanding on September 7, 1998, (ii) purchased, redeemed or otherwise acquired, directly or indirectly through one or more Subsidiaries, any of Checkers Common Stock or (iii) declared, set aside, made or paid to the stockholders of Checkers dividends or other distributions on the outstanding shares of Checkers Common Stock.

     4.4 CHECKERS SUBSIDIARIES.

     (a) SECTION 4.4(A) OF THE CHECKERS DISCLOSURE MEMORANDUM lists all Subsidiaries of Checkers. All of the outstanding shares of capital stock of each Subsidiary of Checkers are duly and validly issued, fully paid and non-assessable and are owned by Checkers either directly or indirectly through another wholly owned Subsidiary of Checkers free and clear of all claims, liens, charges, encumbrances, defaults or equities of whatever character ("Liens"). No equity securities of any Subsidiary of Checkers may be required to be issued (other than to Checkers) by reason of any (i) option, warrant or right to subscribe therefor, (ii) convertible security or securities or rights exchangeable therefor or (iii) contracts, commitments, understandings or arrangements. There are no contracts, commitments, understandings or arrangements by which Checkers or any Subsidiary of Checkers is or may be obligated to sell, vote or otherwise transfer any shares of the capital stock of any Subsidiary.

     (b) Each Subsidiary of Checkers is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated or organized, has the corporate power and authority necessary for it to own or lease its properties and assets and to carry on its business as it is now being conducted, and is duly qualified to do business and in good standing in the jurisdictions in which the ownership of its property or the conduct of its business requires it to be so qualified, except for such jurisdictions in which the failure to be so qualified and in good standing would not have a Material Adverse Effect on Checkers.

     (c) Other than as set forth in SECTION 4.4(C) OF THE CHECKERS DISCLOSURE MEMORANDUM and except for interests in Subsidiaries, neither Checkers nor any Subsidiary thereof owns, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, limited liability company, partnership, joint venture, business trust or other legal entity.

     4.5 NO CONFLICT; REQUIRED FILINGS AND CONSENTS.

     (a) None of the execution and delivery by Checkers of this Agreement or any other agreement contemplated herein, nor the consummation by Checkers of the transactions contemplated herein or therein, nor compliance by Checkers with any of the provisions hereof or thereof, will: (i) conflict with or result in a breach of any provision of the Organizational Documents of Checkers or any Subsidiary thereof; (ii) constitute or result in the breach of any term, condition or provision of, or constitute a default under, or give rise to any right of termination, cancellation or acceleration with respect to, or result in the creation of any Lien upon, any property or assets of Checkers or any Subsidiary thereof pursuant to any note, bond, mortgage, indenture, license, agreement, lease or other instrument or obligation to which any of them is a party or by which any of them or their respective properties or assets may be subject, and that would, in any such event, have a Material Adverse Effect on Checkers; or (iii) subject to receipt of the requisite approvals referred to in Section 4.5(b), violate any order, writ, injunction, decree, statute, rule or regulation of any governmental, quasi-governmental, judicial, quasi-judicial or regulatory authority with jurisdiction, domestic or foreign (each, a "Governmental Authority") applicable to Checkers, any Subsidiary thereof, or any of their respective properties or assets where such violation would have a Material Adverse Effect on Checkers.

     (b) Other than (i) in connection or compliance with the provisions of applicable state and federal securities laws and the rules and regulations of the Securities and Exchange Commission (the "Commission") thereunder, (ii) notices and completion of the applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), (iii) filings with the Secretary of State of the State of Delaware required to effect the Merger, (iv) in connection or compliance with the applicable requirements of the Code and state, local and foreign tax laws, (v) as set forth in SECTION 4.5(B) OF THE CHECKERS DISCLOSURE MEMORANDUM and (vi) where the failure to give such notice, make such filing or receive such order, authorization, exemption, consent or approval would not have a Material Adverse Effect on Checkers, no notice to, filing with, authorization of, exemption by or consent or approval of any Governmental Authority is necessary for the consummation by Checkers of the transactions contemplated in this Agreement or the joint purchasing agreement.

     4.6 CHECKERS REPORTS; FINANCIAL STATEMENTS.

     (a) Checkers has filed all forms, reports and documents required to be filed by it with the Commission since January 3, 1995 (collectively, the "Checkers Reports") pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder. As of their respective dates as subsequently amended prior to the date of this Agreement, the Checkers Reports (i) complied as to form in all material respects with the applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.

     (b) Each of the audited consolidated financial statements and unaudited consolidated interim financial statements of Checkers (including any related notes and schedules) included (or incorporated by reference) in its Annual Report on Form 10-K for the fiscal year ended December 29, 1997, as amended (the "Checkers Form 10-K"), and its Quarterly

Report on Form 10-Q for the period ended September 7, 1998 (the "Checkers Form 10-Q"), copies of which have been provided to Rally's (collectively, the "Checkers Financial Statements"), have been prepared in accordance with United States generally accepted accounting principles ("GAAP") applied on a consistent basis (except as disclosed therein) and fairly present, in all material respects, the consolidated financial position and the consolidated results of operations, changes in stockholders' equity and cash flows of Checkers and its consolidated Subsidiaries as of the dates and for the periods indicated (subject to normal year-end adjustments in the case of the interim unaudited financial statements).

     (c) As of the date of this Agreement, except as set forth in Checkers Reports or SECTION 4.6(C) OF THE CHECKERS DISCLOSURE MEMORANDUM: (i) no event has occurred since December 29, 1997 (y) which if such event had occurred prior to December 29, 1997 would have been required to be disclosed in Checkers Form 10-K or (z) which could have a Material Adverse Effect on Checkers; (ii) Checkers has not engaged in any transaction with any of its affiliates; and
(iii) neither Checkers nor any Subsidiary of Checkers has any material outstanding claims against it, liabilities or indebtedness, contingent or otherwise, nor does there exist any condition, fact or circumstances which Checkers reasonably anticipates will create such claim or liability, other than claims or liabilities incurred subsequent to December 29, 1997 in the ordinary course of business, consistent with past practices, and which individually and in the aggregate do not have and are not reasonably anticipated to have a Material Adverse Effect on Checkers.

     (d) Since December 29, 1997 and except as disclosed in SECTION 4.6(D) OF THE CHECKERS DISCLOSURE MEMORANDUM or Checkers Reports, Checkers and its Subsidiaries have conducted their respective businesses only in the ordinary course and consistent with past practices.

     (e) Since December 29, 1997, except as disclosed in SECTION 4.6(E) OF THE CHECKERS DISCLOSURE MEMORANDUM and Checkers Reports, there has been no event or condition that has caused or is reasonably anticipated to cause a Material Adverse Effect on Checkers.

     4.7 TAX AND ACCOUNTING MATTERS.

     (a) For purposes of this Section 4.7: (i) the term "Taxes" shall include all federal, state, county, local or foreign taxes, charges, levies, imposts or other assessments of any nature whatsoever, including corporate income tax, corporate franchise tax, payroll tax, sales tax, use tax, property tax, excise tax, withholding tax, and environmental tax, together with any interest thereon and any penalties or additions to tax relating thereto imposed by any governmental taxing authority for which Checkers or any other member of the Checkers Group (as defined below in this Section 4.7(a)) may be directly or contingently liable in its own right, as collection agent for taxes imposed on another person, as a result of any guaranty or election, or as a transferee of the assets of, or as successor to, any person, or pursuant to any applicable law; (ii) the term the "Checkers Group" shall mean, individually and collectively, Checkers, any Subsidiary of Checkers, and any individual, trust, corporation, partnership, limited liability company or other entity as to which Checkers may be liable for Taxes for which Checkers or such individual or entity may be directly or contingently liable in its own right, as a result of any guaranty or election, or as a transferee of the assets of, or as successor to, any person, or pursuant to any applicable law; and (iii) the term "Returns" shall mean all returns, reports, estimates, declarations of estimated tax, information statements and other filings relating to, or required to be filed in connection with, any Taxes, including, without limitation, information returns or reports with respect to backup or employee withholding and other payments to third parties.

     (b)  Except as indicated in SECTION 4.7(B) OF THE CHECKERS DISCLOSURE
MEMORANDUM: (i) all Returns required to be filed by or on behalf of any member of the Checkers Group have been duly filed on a timely basis and all such Returns are true, correct and complete in all material respects; (ii) all Taxes that have been shown as due and payable on the Returns that have been filed by or on behalf of each member of the Checkers Group have been timely paid, and no other Taxes are payable by any member of the Checkers Group with respect to items or periods covered by such Returns (whether or not shown on or reportable on such Returns); (iii) the amounts set forth as provisions for current and deferred taxes and/or accrued liabilities in the Checkers Financial Statements are sufficient for the payment of all unpaid Taxes accrued for or applicable to all periods ended on the respective dates of the Checkers Financial Statements and all years and periods prior thereto, and each of the amounts set forth on the Checkers Financial Statements in respect of current Taxes and deferred Taxes has been correctly determined in accordance with GAAP; (iv) no member of the Checkers Group is delinquent in the payment of any Taxes or has requested any extension of time within which to file any Return, which Return has not since been filed, accompanied by payment of all Taxes shown as due and payable thereon; (v) there is no dispute or claim concerning any Tax liability of any member of the Checkers Group either (A) claimed or raised by any governmental taxing authority in writing or (B) as to which any director or officer of any member of the Checkers Group (or employees responsible for Taxes of any such member of the Checkers Group) has knowledge based upon personal contact with any agent of such authority, other than those Taxes, identified in SECTION 4.7(B) OF THE CHECKERS DISCLOSURE MEMORANDUM, being contested in good faith by appropriate proceedings; (vi) no member of the Checkers Group has waived any statute of limitations in respect of Taxes or granted any extension of the limitations period applicable to any claim for Taxes; (vii) Checkers is not liable for the Taxes of any person, including, without limitation, as a result of the application of United States Treasury Regulation Section 1.1502-6, any analogous provision of state, local or foreign law (including, without limitation, principles of unitary taxation), or as a result of any contractual arrangement, whether with any third party or with any taxing authority; (viii) Checkers is not nor has it ever been a party to any tax sharing agreement with any corporation or limited liability company which is not currently a member of the Checkers Group; (ix) no claim has ever been made by any governmental taxing authority in any jurisdiction where any member of the Checkers Group does not file Returns that it is or may be subject to taxation by such jurisdiction; (x) there are no Liens on any of the assets of any member of the Checkers

Group that arose in connection with any failure (or alleged failure) to pay any Taxes; (xi) each member of the Checkers Group has withheld and paid over all Taxes required to have been withheld and paid over and complied with all information reporting and backup withholding requirements, including maintenance of required records with respect thereto, in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party; (xii) no director or officer of any member of the Checkers Group (or employees responsible for Taxes of such member) expects any governmental taxing authority to assess any additional Taxes for any period for which Returns have been filed; (xiii) SECTION 4.7(B) OF THE CHECKERS DISCLOSURE MEMORANDUM lists all Returns (relating to any type of Tax and to any taxable period) filed with respect to Checkers that have been audited and indicates those Returns that currently are the subject of audit;
(xiv) Checkers has delivered or made available to Rally's correct and complete copies of all federal, state, local and foreign income and franchise Tax Returns filed with respect to Checkers for all taxable periods for which the applicable statute of limitations for the assessment of any Tax has not yet expired, and has provided representatives of Rally's access to all Returns (relating to any type of Tax and to any taxable period) filed with respect to Checkers; (xv) Checkers has delivered to Rally's all examination reports and statements of deficiency assessed against or agreed to by each member of the Checkers Group since January 1, 1995; (xvi) Checkers is not and has never been a "United States real property holding corporation" within the meaning of
Section 897(c) of the Code; (xvii) no member of the Checkers Group is a "consenting corporation" under Section 341(f) of the Code; (xviii) no member of the Checkers Group has entered into any compensatory agreement with respect to the performance of services as to which payment or vesting thereunder (including payment or vesting as a result of the transactions contemplated hereunder) would result in a nondeductible expense to the Checkers Group pursuant to Section 280G of the Code or an excise tax to the recipient of such payment pursuant to Section 4999 of the Code; (xix) Checkers has not agreed, nor is it required, to make any adjustment under Section 481(a) of the Code by reason of a change in accounting method or otherwise that would require the recognition of income pursuant to such adjustment in any post-closing period;
(xx) SECTION 4.7(B) OF THE CHECKERS DISCLOSURE MEMORANDUM sets forth a list of each joint venture, limited liability company, partnership or other arrangement or contract which is treated as a partnership for federal income tax purposes in which Checkers holds a direct or indirect ownership interest as of the date hereof or during any taxable period as to which the statute of limitations on the assessment of income or franchise tax has not yet expired; and (xxi) any past due property taxes for which Checkers or any Subsidiary of Checkers is liable do not exceed $100,000.

     4.8 PROPERTIES. Except as disclosed or reserved against in the Checkers Financial Statements and except for circumstances that would not have a Material Adverse Effect on Checkers, Checkers and each Subsidiary thereof has good title to all of the material properties and assets, tangible or intangible, reflected in Checkers Financial Statements as being owned by Checkers and its Subsidiaries as of the dates thereof, free and clear of all Liens, except such imperfections or irregularities of title as do not affect the use thereof in any material respect and statutory liens securing payments not yet delinquent. All leased buildings and all leased fixtures, equipment and other property and assets that are material to the business of Checkers on a consolidated basis are held under leases or subleases that are valid instruments enforceable in accordance with their respective terms. All leases to which Checkers or any Subsidiary thereof is a party were entered into in the ordinary course of business. None of such leases is with an Affiliate or contains any material terms or conditions which make any such lease unreasonably onerous or commercially unreasonable.

     4.9 COMPLIANCE WITH LAWS. Except as disclosed in the Checkers Reports and except for environmental matters, which shall be covered by Section 4.16 and which shall not be covered by this Section 4.9, Checkers and each Subsidiary thereof: (i) is in compliance with all laws, regulations, reporting and licensing requirements and orders applicable to its business or employees conducting its business, the breach or violation of which would have a Material Adverse Effect on Checkers; and (ii) has received no notification or communication from any Governmental Authority (y) asserting that it or any of its Subsidiaries is not in compliance with any of the statutes, regulations or ordinances that such Governmental Authority enforces, which noncompliance would have a Material Adverse Effect on Checkers or (z) threatening to revoke any license, franchise, permit or authorization of any Governmental Authority, which revocation would have a Material Adverse Effect on Checkers.

     4.10 EMPLOYEE BENEFIT PLANS.

     (a) Except as listed in SECTION 4.10 OF THE CHECKERS DISCLOSURE MEMORANDUM, none of Checkers, any of the Subsidiaries of Checkers or any of their respective ERISA Affiliates (as defined below) maintains, is a party to, participates in or has any liability or contingent liability with respect to:

          (i) any "employee welfare benefit plan" or "employee pension benefit plan" (as those terms are defined in Sections 3(l) and 3(2) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), respectively); or


          (ii) any retirement or deferred compensation plan, incentive compensation plan, stock plan, unemployment compensation plan, vacation pay, severance pay, bonus or benefit arrangement, insurance or hospitalization program or any other fringe benefit arrangements for any current or former employee, director, consultant or agent, whether pursuant to contract, arrangement, custom or informal understanding, which does not constitute an employee benefit plan (as defined in Section 3(3) of ERISA).

     For purposes of this Agreement, the term "ERISA Affiliate" means, with respect to any person, any corporation, trade or business which, together with such person, is a member of a controlled group of corporations or a group of trades or businesses under common control within the meaning of sections 414(b), (c), (m) or (o) of the Code.

     (b) A true and correct copy of each of the plans, arrangements and agreements listed in SECTION 4.10 OF THE CHECKERS DISCLOSURE MEMORANDUM (referred to collectively as

"Checkers Employee Benefit Plans"), and all contracts relating thereto, or to the funding thereof, including, without limitation, all trust agreements, insurance contracts, administration contracts, investment management agreements, subscription and participation agreements, and record keeping agreements, each as in effect on the date hereof, has been supplied or made available to Rally's. In the case of any Checkers Employee Benefit Plan which is not in written form, Rally's has been supplied with an accurate description of such Checkers Employee Benefit Plan as in effect on the date hereof. A true and correct copy of the most recent annual report, actuarial report, accountant's opinion relating to the plan's financial statements, summary plan description and Internal Revenue Service determination letter with respect to each Checkers Employee Benefit Plan, to the extent applicable, and a current schedule of assets (and the fair market value thereof assuming liquidation of any asset which is not readily tradable) held with respect to any funded Checkers Employee Benefit Plan has been supplied or made available to Rally's, and there have been no material changes in the financial condition of the respective plans from that stated in the annual reports and actuarial reports supplied.

     (c) As to all Checkers Employee Benefit Plans:

        (i) Such Plans comply and have been administered in form and in operation in all material respects with all applicable requirements of law, and no event has occurred which will or could cause any such Checkers Employee Benefit Plan to fail to comply with such requirements and no notice has been issued by any governmental authority questioning or challenging such compliance.

        (ii) Such Plans which are employee pension benefit plans comply in form and in operation with all applicable requirements of Sections 401(a) and 501(a) of the Code; there have been no amendments to such Plans which are not the subject of a favorable determination letter issued with respect thereto by the Internal Revenue Service; and no event has occurred which will or could give rise to disqualification of any such Plan under such sections or to a tax under
Section  511 of the Code.

        (iii) None of the assets of any such Plan (other than Checkers 401(k) plan and employee stock purchase plan) are invested in employer securities or employer real property.

        (iv) There have been no "prohibited transactions" (as described in Section 406 of ERISA or Section 4975 of the Code) with respect to any such Plan and none of Checkers, any of its Subsidiaries or any of their respective ERISA Affiliates has engaged in any prohibited transaction.

        (v) There have been no acts or omissions by Checkers, any of its Subsidiaries or any of their respective ERISA Affiliates which have given rise to or may give rise to fines, penalties, taxes or related charges under section 502 of ERISA or Chapters 43, 47 or 68 of the Code for which Checkers or any of its Subsidiaries may be liable.

        (vi) None of the payments contemplated by such Plans would, in the aggregate, constitute excess parachute payments (as defined in section 280G of the Code) and neither the execution of this Agreement nor the consummation of the transactions contemplated by this Agreement would accelerate the payment, vesting or funding of benefits under any of such Plans.

        (vii) There are no actions, suits or claims (other than routine claims for benefits) pending or, to the actual knowledge of Checkers' President and Chief Executive Officer or Chief Financial Officer ("Checkers' Knowledge"), threatened involving any such Plan or the assets thereof and no facts exist which could give rise to any such actions, suits or claims (other than routine claims for benefits).

        (viii) No such Plan is subject to Title IV of ERISA and no such Plan is a multi- employer plan (within the meaning of Section 3(37)) of ERISA.

        (ix) None of Checkers or any of its Subsidiaries has any liability or contingent liability for providing, under any such Plan or otherwise, any post-retirement medical or life insurance benefits, other than statutory liability for providing group health plan continuation coverage under Part 6 of Title I of ERISA and Section 4980B of the Code.

        (x) Accruals for all obligations under such Plans are reflected in the financial statements of Checkers in accordance with GAAP.

        (xi) To Checkers' Knowledge, there has been no act or omission that would impair the ability of Checkers or any of its Subsidiaries (or any successor thereto) to unilaterally amend or terminate any Employee Benefit Plan.

     4.11 MATERIAL CONTRACTS.

     (a) Set forth in SECTION 4.11 OF THE CHECKERS DISCLOSURE MEMORANDUM is a list, as of the date hereof, of the following agreements:

        (i) each agreement pursuant to which Checkers or any of its Subsidiaries is entitled to receive amounts in excess of $100,000 (or the fair market equivalent thereof in goods or services) on an annual or annualized basis; each agreement pursuant to which Checkers or any of its Subsidiaries is obligated to pay an amount in excess of $100,000 (or the fair market equivalent thereof in goods or services) on an annual or annualized basis; and each agreement, the term of which exceeds two years and which may not be canceled by Checkers or any of its Subsidiaries without penalty on one year or less notice, and pursuant to which Checkers or any of its Subsidiaries is entitled to receive (in cash, services or property) or will be obligated to pay, during the unexpired term thereof, an amount in excess of $100,000 (or the fair market equivalent thereof in goods or services);

        (ii) each franchise, partnership, limited liability company, joint venture or trust agreement to which Checkers or any of its Subsidiaries is a party;

        (iii) each agreement limiting the right of Checkers or any of its Subsidiaries to engage in or compete with any person in any business or geographical area;

        (iv) each agreement or other arrangement of or involving Checkers or any of its Subsidiaries with respect to indebtedness for money borrowed, including letters of credit, guaranties, indentures, swaps and similar agreements;

        (v) each management, consulting, employment, severance or similar agreement requiring the payment of compensation in excess of $ 100,000 annually, to which Checkers or any of its Subsidiaries is a party and which may not be terminated by Checkers or such Subsidiary without penalty on 90 days (or less) notice;

       (vi) each lease or other agreement with respect to real property leased by Checkers or any of its Subsidiaries and which: requires Checkers or any of its Subsidiaries to pay an amount or amounts in excess of $100,000 on annual or annualized basis; or has an unexpired term which exceeds two years and may not be canceled by Checkers or any of its Subsidiaries without penalty on one year or less notice and which requires Checkers or any of its Subsidiaries to pay, during the unexpired term, an amount in excess of $100,000;

       (vii) each collective bargaining agreement to which Checkers or any of its Subsidiaries is a party;

       (viii) each agreement with any Affiliate of Checkers (other than employment agreements and agreements between Checkers and any Subsidiary thereof) to which Checkers or any of its Subsidiaries is a party which involves total payments or liabilities to or from Checkers or any of its Subsidiaries in excess of $60,000;

       (ix) each guaranty or indemnification (other than for money borrowed) or other similar agreement to which Checkers or any of its Subsidiaries is a party; and

       (x) each stockholder agreement, voting trust agreement, share purchase agreement, registration rights agreement or other similar agreement to which Checkers is a party or other agreement granting rights to one or more of the stockholders of Checkers, restricting the voting or transferability of Checkers Common Stock or otherwise pertaining to Checkers Common Stock or any interest (economic or voting) therein.

     (b) Except for such matters as would not, individually or in the aggregate, have a Material Adverse Effect on Checkers, each contract identified in SECTION 4.11 OF THE CHECKERS DISCLOSURE MEMORANDUM (the "Checkers Contracts") is in full force and effect and is a legal, valid and binding contract or agreement of Checkers, and there is no default or breach or, to Checkers' Knowledge, any event that, with the giving of notice or lapse of time or both, would result in a material default or breach) by Checkers, any of its Subsidiaries or, to Checkers' Knowledge, any other party in the timely performance of any obligation to be performed or paid thereunder or any other material provision thereof. To Checkers' Knowledge, none of its franchisees or suppliers will terminate or reduce any of their agreements with Checkers, which termination or reduction would have a Material Adverse Effect on Checkers.

     (c) Except for such matters as would not, individually or in the aggregate, have a Material Adverse Effect on Checkers, none of Checkers Contracts will terminate, become terminable by the other party thereto, or have the terms thereof become amended or amendable by the other party thereto without the consent of Checkers, as a result of the execution and delivery of this Agreement, the joint purchasing agreement or any of the other agreements or documents contemplated hereby or thereby or the consummation of the transactions contemplated hereby or thereby.

     4.12 LEGAL PROCEEDINGS. Except as set forth in SECTION 4.12 OF THE CHECKERS DISCLOSURE MEMORANDUM, there are no actions, suits or proceedings instituted or pending or, to Checkers' Knowledge, threatened, against Checkers or any of its Subsidiaries or against any property, asset, interest or right of any of them, that involve more than $100,000 in controversy, whether or not covered by insurance, or that seek relief other than money damages from Checkers or any of its subsidiaries, or that would have, either individually or in the aggregate, a Material Adverse Effect on Checkers if adversely decided. Neither Checkers nor any of its Subsidiaries is subject to any judgment, order, writ, injunction or decree that would have a Material Adverse Effect on Checkers.

     4.13 CERTAIN INFORMATION.

     (a) When the Registration Statement (as defined in Section 6.4) to be filed with the Commission by Checkers pursuant to Section 6.4 or any post-effective amendment thereto shall become effective, and at all times subsequent thereto up to and including the Effective Time, such Registration Statement and all amendments or supplements thereto, with respect to all information set forth therein furnished by Checkers relating to Checkers or its Subsidiaries, shall comply as to form in all material respects with the provisions of all applicable securities laws. Any written information supplied or to be supplied by Checkers specifically for inclusion in the Joint Proxy Statement/Prospectus, at the time it is sent to Checkers stockholders, or the Registration Statement at the time it is filed with the Commission and when it is declared effective by the Commission, will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made not misleading.

     (b) If at any time prior to the Effective Time, any event occurs of which Checkers has knowledge and which is required to be described in the Registration Statement or any supplement or amendment thereto, Checkers will file and disseminate, as required, a supplement or amendment which complies as to form in all material respects with the provisions of all applicable securities laws. Prior to its filing with the Commission, the Registration Statement and each amendment or supplement thereto shall be delivered to Rally's and its counsel.

     (c) All documents that Checkers is responsible for filing with the Commission or any other Governmental Authority in connection with the transactions contemplated hereby shall comply as to form in all material respects with the provisions of applicable law and the applicable rules and regulations thereunder.

     4.14 NO BROKERS. Checkers has not entered into a contract, arrangement or understanding with any person or firm that may result in the obligation of Checkers or any of its Subsidiaries to pay any finder's fees, brokerage or agent's commissions or other like payments in connection with the negotiations leading to this Agreement, or the consummation of the transactions contemplated hereby or thereby, except that Checkers has retained Credit Suisse First Boston Corporation as its financial advisor.

     4.15 OPINION OF FINANCIAL ADVISOR. The Independent Committee of the Board of Directors of Checkers has received the opinion (the "Checkers Opinion") of Credit Suisse First Boston Corporation (the "Checkers Financial Advisor") to the effect that, as of the date hereof and based upon and subject to certain matters stated in such opinion, the 1.99 exchange ratio set forth in Section 3.1(a) is fair to Checkers from a financial point of view. A copy of such written opinion and any amendments or supplements thereto shall be delivered to Rally's as promptly as practicable after receipt thereof by Checkers.

     4.16 ENVIRONMENTAL. Except as disclosed in SECTION 4.16 OF THE CHECKERS DISCLOSURE MEMORANDUM and except insofar as inaccuracies in the following statements would not have a Material Adverse Effect on Checkers (and with respect to properties formerly owned or leased by Checkers or any of its Subsidiaries, only with respect to such period of ownership or lease): (i) the properties owned or leased by Checkers or any of its Subsidiaries and properties formerly owned or leased by Checkers or any of its Subsidiaries for which Checkers has contractual liability (the "Checkers Properties") are or were, as the case may be, in compliance in all material respects with all applicable federal, state and local environmental and hazardous waste laws and regulations; (ii) no enforcement actions are pending or threatened against Checkers or any of its Subsidiaries and no notice of potential liability or administrative or judicial proceedings (including notices regarding clean up of off-site third party hazardous waste sites) has been received by Checkers or such Subsidiary; (iii) there does not now exist on any Checkers Properties currently owned or leased by Checkers, and there has not occurred on, from or under Checkers Properties, a material disposal or release of, Hazardous Substances, Hazardous Wastes or Contaminants (as such terms are defined in SECTION 4.16 OF THE CHECKERS DISCLOSURE MEMORANDUM; (iv) Checkers Properties contain no unregistered underground storage tanks; (v) neither Checkers nor any of its Subsidiaries nor any of their respective predecessors has any contingent liability in connection with the release of any Hazardous Substances, Hazardous Wastes or Contaminants into the environment; and (vi) neither Checkers or any of its Subsidiaries nor any of their respective predecessors has (A) given any release or waiver of liability that would waive or impair any claim based on Hazardous Substances, Hazardous Wastes or Contaminants to any current or prior tenant or owner of any real property owned or leased at any time by either Checkers or any of its Subsidiaries or to any party who may be potentially responsible for the presence of Hazardous Substances, Hazardous Wastes or Contaminants on any such real property; or (B) made any promise of indemnification to any party regarding Hazardous Substances, Hazardous Wastes or Contaminants that may be located on any real property owned or leased at any time by either Checkers or any Subsidiary or any of their respective predecessors. SECTION 4.16 OF THE CHECKERS DISCLOSURE MEMORANDUM contains a description of environmental indemnities of which either Checkers or any of its Subsidiaries is a beneficiary.

     4.17 PERSONNEL. Except as set forth in SECTION 4.17 OF THE CHECKERS DISCLOSURE MEMORANDUM, there is no outstanding liability for arrears of wages, payroll taxes or failure to comply with applicable employment laws and there are no labor disputes existing, or to Checkers' Knowledge, threatened, involving strikes, work stoppages, slow downs or lockouts. There are no grievance proceedings or claims of unfair labor practices filed or, to Checkers' Knowledge, threatened to be filed with the National Labor Relations Board against Checkers or any of its Subsidiaries. To Checkers' Knowledge, there is no union representation or organizing effort pending or threatened against Checkers or any Subsidiary. Neither Checkers nor any Subsidiary has agreed to recognize any union or other collective bargaining unit except those governed by the terms of the agreements listed in SECTION 4.11 OF THE CHECKERS DISCLOSURE MEMORANDUM.

     4.18 TAKEOVER STATUTES. Except for Article 9 of Checkers' Certificate of Incorporation, Sections 607.0901--607.0903 of the Florida 1989 Business Corporation Act and Section 203 of the DGCL, no "fair price," "moratorium," "control share acquisition" or other anti-takeover statute or regulation enacted under any federal or state or foreign law, applicable to Checkers is applicable to the Merger or the other transactions contemplated hereby.

     4.19 INTELLECTUAL PROPERTY. Except as set forth in SECTION 4.19 OF THE CHECKERS DISCLOSURE MEMORANDUM: (i) Checkers and each of its Subsidiaries owns or possesses or has all Intellectual Property necessary to conduct its business as conducted; (ii) neither Checkers nor any of its Subsidiaries has received any unresolved notice of, or is aware of any fact or circumstance that would give any third party a right to assert, infringement or misappropriation of, or conflict with, asserted rights of others or invalidity or unenforceability of any Intellectual Property owned by Checkers or any of its Subsidiaries; (iii) the use of such Intellectual Property to conduct the business and operations of Checkers and its Subsidiaries as conducted does not infringe on the rights of any person; (iv) no person is challenging or infringing on or otherwise violating any right of Checkers or any of its Subsidiaries with respect to any Intellectual Property owned by and/or licensed to Checkers or any of its Subsidiaries; (v) neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will result in a loss or limitation in
(x) the rights and licenses of Checkers or any of its Subsidiaries to use or enjoy the benefit of any Intellectual Property employed by them in connection with their business as conducted (y) the amount of any royalties or other benefits received by Checkers or any of its Subsidiaries from Intellectual Property owned by it.

     4.20 INSURANCE. Checkers and its Subsidiaries maintain, with reputable insurers, insurance in such amounts, including deductible arrangements, and of such a character as is usually maintained by reasonably prudent managers of companies engaged in the same or similar business.

     4.21 YEAR 2000 COMPLIANCE. Except as set forth in SECTION 4.21 OF THE CHECKERS DISCLOSURE MEMORANDUM, Checkers' information systems are designed to be used prior to, during and after the calendar year 2000 A.D., and its information systems will accurately receive, provide and process date/time data (including but not limited to calculating, comparing and sequencing) from, into and between the twentieth and twenty-first centuries, including the years 1999 and 2000, and leap year calculations, and will not malfunction, cease to function, or provide invalid or incorrect results as a result of time/date data.

     4.22 VOTING REQUIREMENTS. The affirmative vote of the holders of a majority of the outstanding shares of Checkers Common Stock is the only vote of the holders of any class or series of Checkers capital stock necessary to approve and adopt this Agreement, the Merger and the other transactions contemplated hereby.

                                   ARTICLE 5
                   REPRESENTATIONS AND WARRANTIES OF RALLY'S

     Rally's represents and warrants to Checkers as follows:

     5.1 ORGANIZATION AND STANDING.

     (a) Rally's is a corporation duly organized, validly existing and in good standing under the laws of the state of its incorporation and is duly qualified to do business, and is in good standing, in each jurisdiction in which the character of the properties owned or leased by it or the conduct of its business requires it to be so qualified, except where the failure to be so qualified or to be in good standing would not have a Material Adverse Effect on Rally's.

     (b) Rally's has furnished to Checkers complete and correct copies of its Certificate of Incorporation and By-laws and of the Certificate of Incorporation and By-laws or similar Organizational Documents of each of its Subsidiaries, as amended through the date hereof. Such Organizational Documents are in full force and effect and no other organizational documents are applicable to or binding upon Rally's or any Subsidiary of Rally's.

     5.2 AUTHORIZATION, VALIDITY AND EFFECT.

     (a) Rally's has the requisite corporate power and authority to execute and deliver this Agreement, the Rally's Voting Agreement and all other agreements and documents contemplated hereby or thereby to be executed and delivered by it, and, subject to stockholder approval, to consummate the transactions contemplated hereby and thereby. Subject to approval and adoption by Rally's stockholders of this Agreement, the execution and delivery of this Agreement, the Rally's Voting Agreement and such other agreements and documents, and the consummation of the transactions, contemplated herein and therein, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of Rally's. This Agreement has been duly and validly executed and delivered by Rally's and represent the legal, valid and binding obligation of Rally's enforceable against it in accordance with their respective terms, except as the enforcement hereof may be limited by bankruptcy, insolvency or other laws affecting the enforcement of creditor's rights generally.

     (b) The Board of Directors of Rally's has duly approved the transactions contemplated by this Agreement for the purposes of Section 203 of the DGCL, such that the restrictions on "business combinations" set forth in Section 203 of the DGCL will not apply to such transactions.

     5.3 CAPITALIZATION.

     (a) The authorized capital stock of Rally's consists of: (i) 50,000,000 shares of Rally's Common Stock, of which, as of the date hereof, 29,335,243 shares are issued and outstanding and 273,445 shares are held in Rally's treasury; and (ii) 5,000,000 shares of Preferred Stock, $.10 per value per share (the "Rally's Preferred Stock"), none of which is outstanding as of the date hereof. All of the outstanding shares of Rally's Common Stock are duly and validly issued and outstanding and are fully paid and non-assessable. As of the date hereof, Rally's had outstanding options and warrants representing the right to acquire from Rally's not more than 11,740,544 shares of Rally's Common Stock, subject to adjustment. Each such option or warrant, the holder thereof, the grant date, exercise price, the vesting date and other material terms thereof and the instrument or plan pursuant to which such option or warrant was issued are described in SECTION 5.3(B) OF THE DISCLOSURE MEMORANDUM delivered to Checkers three business days prior to the execution hereof (the "Rally's Disclosure Memorandum").

     (b) Except as set forth in Section 5.3(a), there are no shares of capital stock or other equity securities of Rally's outstanding, and except as set forth in SECTION 5.3(B) OF THE RALLY'S DISCLOSURE MEMORANDUM, no outstanding options, warrants or rights to subscribe for, securities or rights convertible into or exchangeable for, or contracts, commitments or arrangements by which Rally's is or may be required to issue or sell additional Rally's Common Stock or any other equity interest in Rally's (collectively, "Rally's Equity Rights").

     (c) Except as described in SECTION 5.3(C) OF THE RALLY'S DISCLOSURE MEMORANDUM, since September 6, 1998, Rally's has not (i) issued any Rally's Common Stock or Rally's Equity Rights, other than pursuant to the exercise of options and warrants that were issued and outstanding on September 6, 1998,
(ii) purchased, redeemed or otherwise acquired, directly or indirectly through one or more Subsidiaries, any Rally's Common Stock or

(iii) declared, set aside, made or paid to the stockholders of Rally's dividends or other distributions on the outstanding Rally's Common Stock.

     5.4 RALLY'S SUBSIDIARIES.

     (a) SECTION 5.4(A) OF THE RALLY'S DISCLOSURE MEMORANDUM lists all Subsidiaries of Rally's. All of the outstanding shares of capital stock of each Subsidiary of Rally's are duly and validly issued, fully paid and non-assessable and are owned by Rally's either directly or indirectly through another wholly owned Subsidiary of Rally's free and clear of all Liens. No equity securities of any Subsidiary may be required to be issued (other than to Rally's) by reason of any (i) option, warrant or right to subscribe therefor,
(ii) convertible security or securities or rights exchangeable therefor, or
(iii) contracts, commitments, understandings or arrangements. There are no contracts, commitments, understandings or arrangements by which Rally's or any Subsidiary of Rally's is or may be obligated to sell, vote or otherwise transfer any shares of the capital stock of any Subsidiary of Rally's.

     (b) Each Subsidiary of Rally's is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated or organized, has the corporate power and authority necessary for it to own or lease its properties and assets and to carry on its business as it is now being conducted, and is duly qualified to do business and in good standing in the jurisdictions in which the ownership of its property or the conduct of its business requires it to be so qualified, except for such jurisdictions in which the failure to be so qualified and in good standing would not have a Material Adverse Effect on Rally's.

     (c) Other than as set forth in SECTION 5.4(C) OF THE RALLY'S DISCLOSURE MEMORANDUM and except for interests in Subsidiaries, neither Rally's nor any Subsidiary thereof owns, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, limited liability company, partnership, joint venture, business, trust or other legal entity.

     5.5 NO CONFLICT; REQUIRED FILINGS AND CONSENTS.

     (a) Neither the execution and delivery by Rally's of this Agreement, the Rally's Voting Agreement or any other agreement contemplated herein or therein to which it is a party nor the consummation by Rally's of the transactions contemplated herein or therein, nor compliance by Rally's with any of the provisions hereof or thereof will: (i) conflict with or result in a breach of any provision of the Organizational Documents of Rally's or any Subsidiary thereof; (ii) constitute or result in the breach of any term, condition or provision of, or constitute a default under, or give rise to any right of termination, cancellation or acceleration with respect to, or result in the creation of any Lien upon, any property or assets of Rally's or any Subsidiary thereof pursuant to, any note, bond, mortgage, indenture, license, agreement, lease or other instrument or obligation to which any of them is a party or by which any of them or any of their properties or assets may be subject, and that would, in any such event, have a Material Adverse Effect on Rally's; or (iii) subject to receipt of the requisite approvals referred to in Section 5.5(b), violate any order, writ, injunction, decree, statute, rule or regulation of any Governmental Authority, applicable to

Rally's or any Subsidiary thereof or any of their respective properties or assets which violation would have a Material Adverse Effect on Rally's; or (iv) constitute or result in a Change of Control, as that term is used and defined in the Indenture, dated as of March 1, 1993, by and among Rally's, as issuer, certain of its subsidiaries, as subsidiary guarantors, and Chase Manhattan Trust Company, N.A., as successor trustee (the "Indenture"), or require Rally's, Checkers or any other person to make a Change of Control Offer pursuant to Section 4.14 of the Indenture, or otherwise give rise to any obligation to offer to purchase the securities issued pursuant to the Indenture.

     (b) Other than (i) in connection or compliance with the provisions of applicable state and federal securities laws, and the rules and regulations of the Commission thereunder, (ii) notices and completion of the applicable waiting period under the HSR Act, (iii) filings with the Secretary of State of the State of Delaware required to effect the Merger, (iv) in connection or compliance with the applicable requirements of the Code, and state, local and foreign tax laws, (v) as set forth in SECTION 5.5(B) OF THE RALLY'S DISCLOSURE MEMORANDUM and (vi) where the failure to give such notice, make such filing or receive such order, authorization, exemption, consent or approval would not have a Material Adverse Effect on Rally's, no notice to, filing with, authorization of, exemption by or consent or approval of any Governmental Authority is necessary for the consummation by Rally's of the transactions contemplated in this Agreement or the Rally's Voting Agreement.

     5.6 RALLY'S REPORTS; FINANCIAL STATEMENTS.

     (a) Rally's has filed all forms, reports and documents required to be filed by it with the Commission since January 2, 1995 (collectively, the "Rally's Reports") pursuant to Section 13 or 15(d) of the Exchange Act, and the rules and regulations promulgated thereunder. As of their respective dates as subsequently amended prior to the date of this Agreement, the Rally's Reports
(i) complied as to form in all material respects with the applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.

     (b) Each of the audited consolidated financial statements and unaudited consolidated interim financial statements of Rally's (including any related notes and schedules) included (or incorporated by reference) in its Annual Report on Form 10-K for the fiscal year ended December 28, 1997, as amended (the "Rally's Form 10-K"), and its Quarterly Report on Form 10-Q for the period ended September 6, 1998 (the "Rally's Form 10-Q"), copies of which have been provided to Checkers (collectively, the "Rally's Financial Statements"), have been prepared in accordance with GAAP applied on a consistent basis (except as disclosed therein) and fairly present, in all material respects, the consolidated financial position and the consolidated results of operations, changes in stockholders' equity and cash flows of Rally's and its consolidated Subsidiaries as of the dates and for the periods indicated (subject to normal year-end adjustments in the case of the interim unaudited financial statements).

     (c) As of the date of this Agreement, except set forth in the Rally's Reports or SECTION 5.6(C) OF THE RALLY'S DISCLOSURE MEMORANDUM: (i) no event has occurred since December 28, 1997 (y) which if such event had occurred prior to December 28, 1997 would have been required to be disclosed in the Rally's Form 10-K or (z) which could have a Material Adverse Effect on Rally's; (ii) Rally's has not engaged in any transaction with any of its affiliates and (iii) neither Rally's nor any Subsidiary of Rally's has any material outstanding claims against it, liabilities or indebtedness, contingent or otherwise, nor does there exist any condition, fact or circumstances which Rally's reasonably anticipates will create such claim or liability, other than claims or liabilities incurred subsequent to December 28, 1997 in the ordinary course of business, consistent with past practices, and which individually and in the aggregate do not have and are not reasonably anticipated to have a Material Adverse Effect on Rally's.

     (d) Since December 28, 1997 and except as disclosed in SECTION 5.6(D) OF THE RALLY'S DISCLOSURE MEMORANDUM or the Rally's Reports, Rally's and its Subsidiaries have conducted their respective businesses only in the ordinary course and consistent with past practices.

     (e) Since December 28, 1997, except as disclosed in SECTION 5.6(E) OF THE RALLY'S DISCLOSURE MEMORANDUM and the Rally's Reports, there has been no event or condition that has caused or is reasonably anticipated to cause a Material Adverse Effect on Rally's.

     5.7 TAX AND ACCOUNTING MATTERS.

     (a) For purposes of this Section 5.7: (i) the term "Taxes" shall include all federal, state, county, local or foreign taxes, charges, levies, imposts or other assessments of any nature whatsoever, including corporate income tax, corporate franchise tax, payroll tax, sales tax, use tax, property tax, excise tax, withholding tax, and environmental tax, together with any interest thereon and any penalties or additions to tax relating thereto imposed by any governmental taxing authority for which Rally's or any other member of the Rally's Group (as defined below in this Section 5.7(a)) may be directly or contingently liable in its own right, as collection agent for taxes imposed on another person, as a result of any guaranty or election, or as a transferee of the assets of, or as successor to, any person, or pursuant to any applicable law; (ii) the term the "Rally's Group" shall mean, individually and collectively, Rally's, any Subsidiary of Rally's, and any individual, trust, corporation, partnership, limited liability company or other entity as to which Rally's may be liable for Taxes for which Rally's or such individual or entity may be directly or contingently liable in its own right, as a result of any guaranty or election, or as a transferee of the assets of, or as successor to, any person, or pursuant to any applicable law; and (iii) the term "Returns" shall mean all returns, reports, estimates, declarations of estimated tax, information statements and other filings relating to, or required to be filed in connection with, any Taxes, including, without limitation, information returns or reports with respect to backup or employee withholding and other payments to third parties.

     (b) Except as indicated in SECTION 5.7(B) OF THE RALLY'S DISCLOSURE
MEMORANDUM: (i) all Returns required to be filed by or on behalf of any member of the Rally's Group have been duly filed on a timely basis and all such Returns are true, correct and complete in all material respects; (ii) all Taxes that have been shown as due and payable on the Returns that have been filed by or on behalf of each member of the Rally's Group have been timely paid, and no other Taxes are payable by any member of the Rally's Group with respect to items or periods covered by such Returns (whether or not shown on or reportable on such Returns); (iii) the amounts set forth as provisions for current and deferred taxes and/or accrued liabilities in the Rally's Financial Statements are sufficient for the payment of all unpaid Taxes accrued for or applicable to all periods ended on the respective dates of the Rally's Financial Statements and all years and periods prior thereto, and each of the amounts set forth on the Rally's Financial Statements in respect of current Taxes and deferred Taxes has been correctly determined in accordance with GAAP; (iv) no member of the Rally's Group is delinquent in the payment of any Taxes or has requested any extension of time within which to file any Return, which Return has not since been filed, accompanied by payment of all Taxes shown as due and payable thereon; (v) there is no dispute or claim concerning any Tax liability of any member of the Rally's Group either (A) claimed or raised by any governmental taxing authority in writing or (B) as to which any director or officer of any member of the Rally's Group (or employees responsible for Taxes of any such member of the Rally's Group) has knowledge based upon personal contact with any agent of such authority, other than those Taxes, identified in SECTION 5.7(B) OF THE RALLY'S DISCLOSURE MEMORANDUM, being contested in good faith by appropriate proceedings; (vi) no member of the Rally's Group has waived any statute of limitations in respect of Taxes or granted any extension of the limitations period applicable to any claim for Taxes; (vii) Rally's is not liable for the Taxes of any person, including, without limitation, as a result of the application of United States Treasury Regulation Section 1.1502-6, any analogous provision of state, local or foreign law (including, without limitation, principles of unitary taxation), or as a result of any contractual arrangement, whether with any third party or with any taxing authority; (viii) Rally's is not nor has it ever been a party to any tax sharing agreement with any corporation or limited liability company which is not currently a member of the Rally's Group; (ix) no claim has ever been made by any governmental taxing authority in any jurisdiction where any member of the Rally's Group does not file Returns that it is or may be subject to taxation by such jurisdiction; (x) there are no Liens on any of the assets of any member of the Rally's Group that arose in connection with any failure (or alleged failure) to pay any Taxes;
(xi) each member of the Rally's Group has withheld and paid over all Taxes required to have been withheld and paid over and complied with all information reporting and backup withholding requirements, including maintenance of required records with respect thereto, in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party; (xii) no director or officer of any member of the Rally's Group (or employees responsible for Taxes of such member) expects any governmental taxing authority to assess any additional Taxes for any period for which Returns have been filed; (xiii) SECTION 5.7(B) OF THE RALLY'S DISCLOSURE MEMORANDUM lists all Returns (relating to any type of Tax and to any taxable period) filed with respect to Rally's that have been audited and indicates those Returns that currently are the subject of audit; (xiv) Rally's has delivered or made available to Checkers correct and complete copies of all federal, state, local and foreign income and franchise Tax Returns filed with respect to Rally's for all taxable periods for which the applicable statute of limitations for the assessment of any Tax has not yet expired, and has provided representatives of Checkers access to all Returns (relating to any type of Tax and to any taxable period) filed with respect to Rally's; (xv) Rally's has delivered to Checkers all examination reports and statements of deficiency assessed against or agreed to by each member of the Rally's Group since January 2, 1995; (xvi) Rally's is not and has never been a "United States real property holding corporation" within the meaning of Section 897(c) of the Code; (xvii) no member of the Rally's Group is a "consenting corporation" under Section 341(f) of the Code; (xviii) no member of the Rally's Group has entered into any compensatory agreement with respect to the performance of services as to which payment or vesting thereunder (including payment or vesting as a result of the transactions contemplated hereunder) would result in a nondeductible expense to the Rally's Group pursuant to Section 280G of the Code or an excise tax to the recipient of such payment pursuant to Section 4999 of the Code; (xix) Rally's has not agreed, nor is it required, to make any adjustment under Section 481(a) of the Code by reason of a change in accounting method or otherwise that would require the recognition of income pursuant to such adjustment in any post-closing period; (xx) SECTION 5.7(B) OF THE RALLY'S DISCLOSURE MEMORANDUM sets forth a list of each joint venture, limited liability company, partnership or other arrangement or contract which is treated as a partnership for federal income tax purposes in which Rally's holds a direct or indirect ownership interest as of the date hereof or during any taxable period as to which the statute of limitations on the assessment of income or franchise tax has not yet expired; and (xxi) any past due property taxes for which Rally's or any Subsidiary of Rally's is liable do not exceed $100,000.

     5.8 PROPERTIES. Except as disclosed or reserved against in the Rally's Financial Statements and except for circumstances that would not have a Material Adverse Effect on Rally's, Rally's and each Subsidiary thereof has good title to all of the material properties and assets, tangible or intangible, reflected in the Rally's Financial Statements as being owned by Rally's and its Subsidiaries as of the dates thereof, free and clear of all Liens, except such imperfections or irregularities of title as do not affect the use thereof in any material respect and statutory liens securing payments not yet delinquent. All leased buildings and all leased fixtures, equipment and other property and assets that are material to the business of Rally's on a consolidated basis are held under leases or subleases that are valid instruments enforceable in accordance with their respective terms. All leases to which Rally's or any Subsidiary thereof is a party were entered into in the ordinary course of business. None of such leases is with an Affiliate or contains any material terms or conditions which make any such lease unreasonably onerous or commercially unreasonable.

     5.9 COMPLIANCE WITH LAWS. Except as disclosed in the Rally's Reports and except for environmental matters, which shall be covered by Section 5.16 hereof and which shall not be covered by this Section 5.9, Rally's and each Subsidiary thereof: (i) is in compliance with all laws, regulations, reporting and licensing requirements and orders applicable to its business or employees conducting its business, the breach or violation of which would have a Material Adverse Effect on Rally's; and (ii) has received no notification or communication from any Governmental Authority (y) asserting that it or any of its Subsidiaries is not in compliance with any of the statutes, regulations or ordinances that such Governmental Authority enforces, which noncompliance would have a Material Adverse Effect on Rally's or (z) threatening to revoke any license, franchise, permit or authorization of any Governmental Authority, which revocation would have a Material Adverse Effect on Rally's.

     5.10 EMPLOYEE BENEFIT PLANS.

     (a) Except as listed in SECTION 5.10 OF THE RALLY'S DISCLOSURE MEMORANDUM, none of Rally's, any of the Subsidiaries of Rally's or any of their respective ERISA Affiliates maintains, is a party to, participates in or has any liability or contingent liability with respect to:

        (i) any "employee welfare benefit plan" or "employee pension benefit plan" (as those terms are defined in Sections 3(l) and 3(2) of ERISA respectively); or

        (ii) any retirement or deferred compensation plan, incentive compensation plan, stock plan, unemployment compensation plan, vacation pay, severance pay, bonus or benefit arrangement, insurance or hospitalization program or any other fringe benefit arrangements for any current or former employee, director, consultant or agent, whether pursuant to contract, arrangement, custom or informal understanding, which does not constitute an employee benefit plan (as defined in Section 3(3) of ERISA).

     (b) A true and correct copy of each of the plans, arrangements, and agreements listed in SECTION 5.10 OF THE RALLY'S DISCLOSURE MEMORANDUM (referred to collectively as "Rally's Employee Benefit Plans"), and all contracts relating thereto, or to the funding thereof, including, without limitation, all trust agreements, insurance contracts, administration contracts, investment management agreements, subscription and participation agreements, and record keeping agreements, each as in effect on the date hereof, has been supplied or made available to Checkers. In the case of any Rally's Employee Benefit Plan which is not in written form, Checkers has been supplied with an accurate description of such Rally's Employee Benefit Plan as in effect on the date hereof. A true and correct copy of the most recent annual report, actuarial report, accountant's opinion relating to of the plan's financial statements, summary plan description and Internal Revenue Service determination letter with respect to each Rally's Employee Benefit Plan, to the extent applicable, and a current schedule of assets (and the fair market value thereof assuming liquidation of any asset which is not readily tradable) held with respect to any funded Rally's Employee Benefit Plan has been supplied or made available to Checkers, and there have been no material changes in the financial condition of the respective plans from that stated in the annual reports and actuarial reports supplied.

     (c) As to all Rally's Employee Benefit Plans:

        (i) Such Plans comply and have been administered in form and in operation in all material respects with all applicable requirements of law, and no event has occurred which will or could cause any such Rally's Employee Benefit Plan to fail to comply with such requirements and no notice has been issued by any governmental authority questioning or challenging such compliance.

       (ii) Such Plans which are employee pension benefit plans comply in form and in operation with all applicable requirements of Sections 401(a) and 501(a) of the Code; there have been no amendments to such Plans which are not the subject of a favorable determination letter issued with respect thereto by the Internal Revenue Service; and no event has occurred which will or could give rise to disqualification of any such Plan under such sections or to a tax under
Section  511 of the Code.

       (iii) None of the assets of any such Plan (other than Rally's employee stock purchase plan) are invested in employer securities or employer real property.

       (iv) There have been no "prohibited transactions" (as described in Section 406 of ERISA or Section 4975 of the Code) with respect to any such Plan and none of Rally's, any of its Subsidiaries or any of their respective ERISA Affiliates has engaged in any prohibited transaction.

       (v) There have been no acts or omissions by Rally's, any of its Subsidiaries or any of their respective ERISA Affiliates which have given rise to or may give rise to fines, penalties, taxes or related charges under section 502 of ERISA or Chapters 43, 47 or 68 of the Code for which Rally's or any of its Subsidiaries may be liable.

       (vi) None of the payments contemplated by such Plans would, in the aggregate, constitute excess parachute payments (as defined in section 280G of the Code) and neither the execution of this Agreement nor the consummation of the transactions contemplated by this Agreement would accelerate the payment, vesting or funding of benefits under any of such Plans.

       (vii) There are no actions, suits or claims (other than routine claims for benefits) pending or, to the actual knowledge of Rally's President and Chief Executive Officer or Chief Financial Officer ("Rally's Knowledge"), threatened involving any such Plan or the assets thereof and no facts exist which could give rise to any such actions, suits or claims (other than routine claims for benefits).

       (viii) No such Plan is subject to Title IV of ERISA and no such Plan is a multi- employer plan (within the meaning of Section 3(37)) of ERISA.

       (ix) None of Rally's or any of its Subsidiaries has any liability or contingent liability for providing, under any such Plan or otherwise, any post-retirement medical or life insurance benefits, other than statutory liability for providing group health plan continuation coverage under Part 6 of Title I of ERISA and Section 4980B of the Code.

       (x) Accruals for all obligations under such Plans are reflected in the financial statements of Rally's in accordance with GAAP.

       (xi) To Rally's Knowledge, there has been no act or omission that would impair the ability of Rally's or any of its Subsidiaries (or any successor thereto) to unilaterally amend or terminate any Employee Benefit Plan.

     5.11 MATERIAL CONTRACTS.

     (a) Set forth in SECTION 5.11 OF THE RALLY'S DISCLOSURE MEMORANDUM is a list, as of the date hereof, of the following agreements:

        (i) each agreement pursuant to which Rally's or any of its Subsidiaries is entitled to receive amounts in excess of $100,000 (or the fair market equivalent thereof in goods or services) on an annual or annualized basis; each agreement pursuant to which Rally's or any of its Subsidiaries is obligated to pay an amount in excess of $100,000 (or the fair market equivalent thereof in goods or services) on an annual or annualized basis; and each agreement, the term of which exceeds two years and which may not be canceled by Rally's or any of its Subsidiaries without penalty on one year or less notice, and pursuant to which Rally's or any of its Subsidiaries is entitled to receive (in cash, services or property) or will be obligated to pay, during the unexpired term thereof, an amount in excess of $100,000 (or the fair market equivalent thereof in goods or services);

       (ii) each franchise, partnership, limited liability company, joint venture or trust agreement to which Rally's or any of its Subsidiaries is a party;

       (iii) each agreement limiting the right of Rally's or any of its Subsidiaries to engage in or compete with any person in any business or geographical area;

       (iv) each agreement or other arrangement of or involving Rally's or any of its Subsidiaries with respect to indebtedness for money borrowed, including letters of credit, guaranties, indentures, swaps and similar agreements;

       (v) each management, consulting, employment, severance or similar agreement requiring the payment of compensation in excess of $100,000 annually, to which Rally's or any of its Subsidiaries is a party and which may not be terminated by Rally's or such Subsidiary without penalty on 90 days (or less) notice;

       (vi) each lease or other agreement with respect to real property leased by Rally's or any of its Subsidiaries and which: requires Rally's or any of its Subsidiaries to pay an amount or amounts in excess of $100,000 on annual or annualized basis; or has an unexpired term which exceeds two years and may not be canceled by Rally's or any of its Subsidiaries without penalty on one year or less notice and which requires Rally's or any of its Subsidiaries to pay, during the unexpired term, an amount in excess of $100,000;

       (vii) each collective bargaining agreement to which Rally's or any of its Subsidiaries is a party;

       (viii) each agreement with any Affiliate of Rally's (other than employment agreements and agreements between Rally's and any Subsidiary thereof) to which Rally's or any of its Subsidiaries is a party which involves total payments or liabilities to or from Rally's or any of its Subsidiaries in excess of $60,000;


       (ix) each guaranty or indemnification (other than for money borrowed) or other similar agreement to which Rally's or any of its Subsidiaries is a party; and

       (x) each stockholder agreement, voting trust agreement, share purchase agreement, registration rights agreement or other similar agreement to which Rally's is a party or other agreement granting rights to one or more of the stockholders of Rally's, restricting the voting or transferability of Rally's Common Stock or otherwise pertaining to Rally's Common Stock or any interest (economic or voting) therein.

       (b) Except for such matters as would not, individually or in the aggregate, have a Material Adverse Effect on Rally's, each contract identified in SECTION 5.11 OF THE RALLY'S DISCLOSURE MEMORANDUM (the "Rally's Contracts") is in full force and effect and is a legal, valid and binding contract or agreement of Rally's, and there is no default or breach or, to Rally's Knowledge, any event that, with the giving of notice or lapse of time or both, would result in a material default or breach by Rally's, any of its Subsidiaries or, to Rally's Knowledge, any other party in the timely performance of any obligation to be performed or paid thereunder or any other material provision thereof. To Rally's Knowledge none of its franchisees or suppliers will terminate or reduce any of their agreements with Rally's, which termination would have a Material Adverse Effect on Rally's.

     (c) Except for such matters as would not, individually or in the aggregate, have a Material Adverse Effect on Rally's, none of the Rally's Contracts will terminate, become terminable by the other party thereto, or have the terms thereof become amended or amendable by the other party thereto without the consent of Rally's, as a result of the execution and delivery of this Agreement or any of the other agreements or documents contemplated hereby or thereby to which Rally's is a party or the consummation of the transactions contemplated hereby or thereby.

     5.12 LEGAL PROCEEDINGS. Except as disclosed in SECTION 5.12 OF THE RALLY'S DISCLOSURE MEMORANDUM, there are no actions, suits, investigations or proceedings instituted, pending or, to Rally's Knowledge, threatened, against Rally's or any of its Subsidiaries, or against any property, asset, interest or right of any of them, that involve more than $100,000 in controversy, whether or not covered by insurance, or that seek relief other than money damages from Rally's or any of its Subsidiaries, or that would have, either individually or in the aggregate, a Material Adverse Effect on Rally's if adversely decided. Neither Rally's nor any of its Subsidiaries is subject to any judgment, order, writ, injunction or decree that would have a Material Adverse Effect on Rally's.

     5.13 CERTAIN INFORMATION.

     (a) When the Registration Statement (as defined in Section 6.4) to be filed with the Commission by Checkers pursuant to Section 6.4 or any post-effective amendment thereto shall become effective, and at all times subsequent to such effectiveness up to and including the Effective Time, such Registration Statement and all amendments or supplements thereto, with respect to all information set forth therein furnished by Rally's relating to Rally's or any of its Subsidiaries, shall, if Rally's has approved the contents and presentation of such information, comply as to form in all material respects with the provisions of all applicable securities laws. Any written information supplied or to be supplied by Rally's specifically for inclusion in the Joint Proxy Statement/Prospectus, at the time it is sent to Rally's stockholders, or the Registration Statement, at the time it is filed with the Commission and when it is declared effective by the Commission, will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

     (b) If at any time prior to the Effective Time, any event occurs of which Rally's has knowledge and which is required to be described in the Registration Statement or any supplement or amendment thereto, Rally's will provide Checkers with sufficient supplemental written information to enable Checkers to file and disseminate, as required, a supplement or amendment to the Registration Statement.

     (c) All documents that Rally's is responsible for filing with the Commission or any other Governmental Authority in connection with the transactions contemplated hereby shall comply as to form in all material respects with the provisions of applicable law and the applicable rules and regulations thereunder.

     5.14 NO BROKERS. Except as disclosed in SECTION 5.14 OF THE RALLY'S DISCLOSURE MEMORANDUM, Rally's has not entered into any contract, arrangement or understanding with any person or firm that may result in the obligation of Rally's, any of its Subsidiaries or Checkers to pay any finder's fees, brokerage or agent's commissions or other like payments in connection with the negotiations leading to this Agreement or the consummation of the transactions contemplated hereby, or thereby except that Rally's has retained Schroder & Co. Inc. as its financial advisor.

     5.15 OPINION OF FINANCIAL ADVISOR. Rally's has received the opinion (the "Rally's Opinion") of Schroder & Co. Inc. (the "Rally's Financial Advisor") to the effect that, as of the date hereof, the 1.99 exchange ratio set forth in
Section 3.1(a) is fair, from a financial point of view, to the stockholders of Rally's who are not affiliated with either Checkers or Rally's. A copy of such written opinion and any amendments or supplements thereto shall be delivered to Checkers as promptly as practicable after receipt thereof by Rally's.

     5.16 ENVIRONMENTAL. Except as disclosed in SECTION 5.16 OF THE RALLY'S DISCLOSURE MEMORANDUM and except insofar as inaccuracies in the following statements would not have a Material Adverse Effect on Rally's (and with respect to properties formerly owned or leased by Rally's or any of its Subsidiaries, only with respect to such period of ownership or lease): (i) the properties owned or leased by Rally's or any of its Subsidiaries and properties formerly owned or leased by Rally's or any of its Subsidiaries for which Rally's has contractual liability (the "Rally's Properties") are or were, as the case may be, in compliance in all material respects with all applicable federal, state and local environmental and hazardous waste laws and regulations; (ii) no enforcement actions are pending or threatened against Rally's or any of its Subsidiaries and no notice of potential liability or administrative or judicial proceedings (including notices regarding clean up of off-site third party hazardous waste sites) has been received by Rally's or such Subsidiary; (iii) there does not now exist on any Rally's Properties currently owned or leased by Rally's, and there has not occurred on, from or under Rally's Properties, a material disposal or release of, Hazardous Substances, Hazardous Wastes or Contaminants (as such terms are defined in SECTION 5.16 OF THE RALLY'S DISCLOSURE MEMORANDUM); (iv) Rally's Properties contain no unregistered underground storage tanks; (v) neither Rally's nor any of its Subsidiaries nor any of their respective predecessors has any contingent liability in connection with the release of any Hazardous Substances, Hazardous Wastes or Contaminants into the environment; and (vi) neither Rally's or any of its Subsidiaries nor any of their respective predecessors has (A) given any release or waiver of liability that would waive or impair any claim based on Hazardous Substances, Hazardous Wastes or Contaminants to any current or prior tenant or owner of any real property owned or leased at any time by either Rally's or any of its Subsidiaries or to any party who may be potentially responsible for the presence of Hazardous Substances, Hazardous Wastes or Contaminants on any such real property; or (B) made any promise of indemnification to any party regarding Hazardous Substances, Hazardous Wastes or Contaminants that may be located on any real property owned or leased at any time by either Rally's or any Subsidiary or any of their respective predecessors. SECTION 5.16 OF THE RALLY'S DISCLOSURE MEMORANDUM contains a description of environmental indemnities of which either Rally's or any of its Subsidiaries is a beneficiary.

     5.17 PERSONNEL. Except as set forth in SECTION 5.17 OF THE RALLY'S DISCLOSURE MEMORANDUM, there is no outstanding liability for arrears of wages, payroll taxes or failure to comply with applicable employment laws and there are no labor disputes existing, or to Rally's Knowledge, threatened, involving strikes, work stoppages, slow downs or lockouts. There are no grievance proceedings or claims of unfair labor practices filed or, to Rally's Knowledge, threatened to be filed with the National Labor Relations Board against Rally's or any of its Subsidiaries. To Rally's Knowledge, there is no union representation or organizing effort pending or threatened against Rally's or any Subsidiary. Neither Rally's nor any Subsidiary has agreed to recognize any union or other collective bargaining unit except those governed by the terms of the agreements listed in SECTION 5.11 OF THE RALLY'S DISCLOSURE MEMORANDUM.

     5.18 TAKEOVER STATUTES. Except for Section 203 of the DGCL, no "fair price," "moratorium," "control share acquisition" or other similar anti-takeover statute or regulation enacted under any federal, state or other law applicable to Rally's is applicable to the Merger or the other transactions contemplated hereby.

     5.19 INTELLECTUAL PROPERTY. Except as set forth in SECTION 5.19 OF THE RALLY'S DISCLOSURE MEMORANDUM: (i) Rally's and each of its Subsidiaries owns or possesses or has all rights and licenses in, all patents, patent rights, licenses, inventions (whether or not patentable or reduced to practice), copyrights (whether registered or unregistered), know-how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures), registered and unregistered trademarks, service marks and trade names and other intellectual property rights (collectively, "Intellectual Property") necessary to conduct its business as conducted; (ii) neither Rally's nor any of its Subsidiaries has received any unresolved notice of, or is aware of any fact or circumstance that would give any third party a right to assert, infringement or misappropriation of, or conflict with, asserted rights of others or invalidity or unenforceability of any Intellectual Property owned by Rally's or any of its Subsidiaries; (iii) the use of such Intellectual Property to conduct the business and operations of Rally's and its Subsidiaries as conducted does not infringe on the rights of any person; (iv) no person is challenging or infringing on or otherwise violating any right of Rally's or any of its Subsidiaries with respect to any Intellectual Property owned by and/or licensed to Rally's or any of its Subsidiaries; (v) neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will result in a loss or limitation in
(x) the rights and licenses of Rally's or any of its Subsidiaries to use or enjoy the benefit of any Intellectual Property employed by them in connection with their business as conducted or (y) the amount of any royalties or other benefits received by Rally's or any of its Subsidiaries from Intellectual Property owned by it.

     5.20 INSURANCE. Rally's and its Subsidiaries maintain, with reputable insurers, insurance in such amounts, including deductible arrangements, and of such a character as is usually maintained by reasonably prudent managers of companies engaged in the same or similar business.

     5.21 YEAR 2000 COMPLIANCE. Except as disclosed in SECTION 5.21 OF THE RALLY'S DISCLOSURE MEMORANDUM, Rally's information systems are designed to be used prior to, during and after the calendar year 2000 A.D., and its information systems will accurately receive, provide and process date/time data (including but not limited to calculating, comparing and sequencing) from, into and between the twentieth and twenty-first centuries, including the years 1999 and 2000, and leap year calculations, and will not malfunction, cease to function, or provide invalid or incorrect results as a result of time/date data.

     5.22 VOTING REQUIREMENTS. The affirmative vote of the holders of a majority of the outstanding shares of Rally's Common Stock is the only vote of the holders of any class or series of Rally's capital stock necessary to approve and adopt this Agreement, the Merger and the other transactions contemplated hereby.

                                   ARTICLE 6
                           COVENANTS AND AGREEMENTS

     6.1 INTERIM OPERATIONS OF CHECKERS. Prior to the earlier of the Effective Time or the termination of this Agreement, except as contemplated by any other provision of this Agreement, unless Rally's has previously consented in writing thereto (which consent shall not be unreasonably withheld or delayed), Checkers and its Subsidiaries will each conduct its operations according to its ordinary course of business consistent with past practice and will each use its reasonable best efforts to preserve intact its business organization, to keep available the services of its officers and employees and to maintain existing relationships with licensors, licensees, suppliers, contractors, distributors, customers and others having business relationships with it to the end that its goodwill and ongoing business will not be impaired in any material respect at the Effective Time. Without limiting the generality of the foregoing, Checkers shall not, and shall not permit any Subsidiary thereof to:

     (a) grant any general increase in compensation or benefits to its employees or to its officers, except in the ordinary course consistent with past practice or as required by law; pay any bonus compensation except in the ordinary course consistent with past practice or in accordance with the provisions of any applicable program or plan adopted by the Checkers Board or any Subsidiary of Checkers prior to the date hereof; enter into or amend the terms of any severance agreements with its officers; or effect any change in retirement benefits for any class of its employees or officers (unless such change is required by applicable law) that would materially increase the retirement benefit liabilities of Checkers and its Subsidiaries on a consolidated basis;

     (b) amend, alter or revise any existing employment contract, understanding, arrangement or agreement with any person receiving compensation (including salary and bonus) in excess of $100,000 per year (unless such amendment is required by law) to increase the compensation (including bonus) or benefits payable thereunder or pursuant thereto or enter into any new employment contract, understanding, arrangement or agreement with any person having a salary thereunder in excess of $100,000 that Checkers or such Subsidiary does not have the unconditional right to terminate without liability (other than liability for services already rendered) at any time on or after the Effective Time;

     (c) adopt any new employee benefit plan or make any change in or to any existing Checkers Employee Benefit Plan other than any such change that (i) is required by law, (ii) in the opinion of counsel is necessary or advisable to maintain the tax qualified status of any such, plan, or (iii) would not materially increase, in the aggregate, the employee benefit plan liabilities of Checkers and its Subsidiaries, taken as a whole;

     (d) except as disclosed in SECTION 6.1(D) OF THE CHECKERS DISCLOSURE MEMORANDUM, sell, lease or otherwise dispose of any of its assets (including capital stock of its Subsidiaries) or acquire any business or assets in a single transaction or a series of similar transactions, except in the ordinary course of business for an amount not exceeding $100,000 in the aggregate;

     (e) except as disclosed in SECTION 6.1(E) OF THE CHECKERS DISCLOSURE MEMORANDUM, incur any indebtedness for borrowed money or make any loans, advances or capital contributions to, or investments (other than non-controlling investments in the ordinary course of business) in, any other person other than a Subsidiary, or issue or sell any debt securities, other than borrowings in connection with acquisitions permitted by subsection 6.1(d);


     (f) except as disclosed in SECTION 6.1(F) OF THE CHECKERS DISCLOSURE MEMORANDUM, authorize, commit to or make capital expenditures in an amount exceeding $100,000 in the aggregate;

     (g) mortgage or otherwise encumber or subject to any Lien any material amount of properties or assets owned by Checkers or any Subsidiary thereof as of the date of this Agreement except for such of the foregoing as are in the normal course of business;

     (h) make any material change to its accounting (including tax accounting) methods, principles or practices, except as may be required by GAAP;

     (i) amend or propose to amend its Organizational Documents;

     (j) declare or pay any dividend or distribution with respect to its capital stock;

     (k) other than pursuant to options or warrants or other securities or commitments outstanding as of the date hereof and listed in SECTION 4.3(B) OF THE CHECKERS DISCLOSURE MEMORANDUM, issue, sell, deliver or agree to issue, sell, deliver (whether through issuance or granting of options, warrants, commitments, subscriptions or rights to purchase) any capital stock or split, combine, reclassify or subdivide the capital stock;

     (l) make any tax election or settle or compromise any material tax liability for an aggregate amount greater than reflected on Checkers Financial Statements;

     (m) directly or indirectly redeem, purchase or otherwise acquire any shares of its capital stock or other securities or any capital stock of Rally's;

     (n) enter into any new lines of business or otherwise make material changes to the operation of its business;

     (o) except as to liabilities accrued as of the date of this Agreement, pay or agree to pay in settlement or compromise of any suits or claims of liability against Checkers, its directors, officers, employees or agents, more than an aggregate of $100,000 for all such suits and claims; provided, however, in the event Checkers does not effect such settlement or compromise because Rally's has declined to consent thereto, and this Agreement is subsequently terminated by Checkers pursuant to Section 8.1 hereof, Rally's shall indemnify and hold Checkers harmless against all liabilities and expenses reasonably incurred in connection with such matter to the extent in excess of the amount for which Checkers could have settled or compromised such matter if Rally's had granted such consent;

     (p) enter into any agreement providing for the acceleration of any party's rights or payment or performance or other consequence as a result of a change in control of Checkers;

     (q) take any action or agree, in writing or otherwise, to take any of the foregoing actions or any action which would make any representation or warranty in Article 4 hereof materially untrue or incorrect; or

     (r)  commit to any of the foregoing.

     6.2 INTERIM OPERATIONS OF RALLY'S. Prior to the earlier of the Effective Time or the termination of this Agreement, except as contemplated by any other provision of this Agreement, unless Checkers has previously consented in writing thereto (which consent shall not be unreasonably withheld or delayed), Rally's and its Subsidiaries will each conduct its operations according to its ordinary course of business consistent with past practice and will each use its reasonable best efforts to preserve intact its business organization, to keep available the services of its officers and employees and to maintain existing relationships with licensors, licensees, suppliers, contractors, distributors, customers and others having business relationships with it to the end that its goodwill and ongoing business will not be impaired in any material respect at the Effective Time. Without limiting the generality of the foregoing, Rally's shall not, and shall not permit any of its Subsidiaries to:

     (a) grant any general increase in compensation or benefits to its employees or to its officers, except in the ordinary course consistent with past practice or as required by law; pay any bonus compensation except in the ordinary course consistent with past practice or in accordance with the provisions of any applicable program or plan adopted by the Rally's Board or any Subsidiary of Rally's prior to the date hereof; enter into or amend the terms of any severance agreements with its officers; or effect any change in retirement benefits for any class of its employees or officers (unless such change is required by applicable law) that would materially increase the retirement benefit liabilities of Rally's and its Subsidiaries on a consolidated basis;

     (b) amend, alter or revise any existing employment contract, understanding, arrangement or agreement with any person receiving compensation (including salary and bonus) in excess of $100,000 per year (unless such amendment is required by law) to increase the compensation (including bonus) or benefits payable thereunder or pursuant thereto or enter into any new employment contract, understanding, arrangement or agreement with any person having a salary thereunder in excess of $100,000 that Rally's or such Subsidiary does not have the unconditional right to terminate without liability (other than liability for services already rendered) at any time on or after the Effective Time;

     (c) adopt any new employee benefit plan or make any change in or to any existing Rally's Employee Benefit Plan other than any such change that (i) is required by law, (ii) in the opinion of counsel is necessary or advisable to maintain the tax qualified status of any such, plan, or (iii) would not materially increase, in the aggregate, the employee benefit plan liabilities of Rally's and its Subsidiaries, taken as a whole;

     (d) except as disclosed in SECTION 6.2(D) OF THE RALLY'S DISCLOSURE MEMORANDUM, sell, lease or otherwise dispose of any of its assets (including capital stock of its Subsidiaries) or acquire any business or assets in a single transaction or in a series of similar transactions, except in the ordinary course of business for an amount not exceeding $100,000 in the aggregate;

     (e) except as disclosed in SECTION 6.2(E) OF THE RALLY'S DISCLOSURE MEMORANDUM, incur any indebtedness for borrowed money or make any loans, advances or capital contributions to, or investments (other than non-controlling investments in the ordinary course of business) in, any other person other than a Subsidiary, or issue or sell any debt securities, other than borrowings in connection with acquisitions permitted by subsection 6.2(d);

     (f) except as disclosed in SECTION 6.2(F) OF THE RALLY'S DISCLOSURE MEMORANDUM, authorize, commit to or make capital expenditures in an amount exceeding $100,000 in the aggregate;

     (g) mortgage or otherwise encumber or subject to any Lien any material amount of properties or assets owned by Rally's or any Subsidiary thereof as of the date of this Agreement except for such of the foregoing as are in the normal course of business;

     (h) make any material change to its accounting (including tax accounting) methods, principles or practices, except as may be required by GAAP;

     (i)  amend or propose to amend its Organizational Documents;

     (j) declare or pay any dividend or distribution with respect to its capital stock;

     (k) other than pursuant to options or warrants or other securities commitments outstanding as of the date hereof and listed in SECTION 5.3(B) OF THE RALLY'S DISCLOSURE MEMORANDUM, issue, sell, deliver or agree to issue, sell, deliver (whether through issuance or granting of options, warrants, commitments, subscriptions or rights to purchase) any capital stock or split, combine, reclassify or subdivide the capital stock;

     (l) make any tax election or settle or compromise any material tax liability for an aggregate amount greater than reflected on the Rally's Financial Statements;

     (m) directly or indirectly redeem, purchase or otherwise acquire any shares of its capital stock or other securities or any capital stock of Checkers;

     (n) enter into any new lines of business or otherwise make material changes to the operation of its business;

     (o) except as to liabilities accrued as of the date of this Agreement, pay or agree to pay in settlement or compromise of any suits or claims of liability against Rally's, its directors, officers, employees or agents, more than an aggregate of $100,000 for all such suits and claims; provided, however, in the event Rally's does not effect such settlement or compromise because Checkers has declined to consent thereto, and this Agreement is subsequently terminated by Rally's pursuant to Section 8.1, Checkers shall indemnify and hold Rally's harmless against all liabilities and expenses reasonably incurred in connection with such matter to the extent in excess of the amount for which Rally's could have settled or compromised such matter if Checkers had granted such consent;

     (p) enter into any agreement providing for the acceleration of any party's rights or payment or performance or other consequence as a result of a change in control of Rally's;

     (q) take any action or agree, in writing or otherwise, to take any of the foregoing actions or any action which would make any representation or warranty in Article 5 hereof materially untrue or incorrect; or

     (r)  commit to any of the foregoing.

     6.3 INVESTIGATION AND CONFIDENTIALITY.

     (a) Prior to the earlier of the Effective Time and the termination of this Agreement, Checkers and Rally's shall keep each other advised of all material developments relevant to the transactions contemplated hereby and may make or cause to be made such investigation, if any, of the business and properties of the other and of their respective financial and legal condition as Checkers or Rally's may reasonably deem necessary or advisable to familiarize itself and its advisors with such business, properties and other matters; provided, however, that such investigation shall be reasonably related to the transactions contemplated hereby and shall not interfere unnecessarily with normal operations. Checkers and Rally's each agree to furnish the other and their respective advisors with such financial and operating data and other information with respect to its businesses, properties and employees as Checkers or Rally's, as applicable, shall from time to time reasonably request.

     (b) Checkers and Rally's acknowledge that in the course of such investigation, each will be providing the other and its representatives with information which is proprietary and confidential. Checkers and Rally's each, on behalf of itself and its representatives, agrees that it will treat as confidential all information provided to it by the other which the other designate as such in writing ("Confidential Information"), and that it will use such Confidential Information solely in connection with the Merger and the other transactions contemplated by this Agreement. In the event the Agreement is terminated, Checkers and Rally's will return and/or destroy without retaining any copies thereof, as requested by the party which provided the Confidential Information to it, all such Confidential Information. The foregoing restrictions shall not apply to any information which: (a) has not been designated as Confidential Information; (b) which the recipient has obtained from sources other than the other party hereto, which sources, to the best of the recipient's knowledge and belief, are not subject to any confidentiality undertaking and did not acquire such information from sources which are subject to such an undertaking; or (c) has become known to the public other than through a violation of this Section 6.3(b). The parties acknowledge that the foregoing provisions shall not apply to information received by directors of Checkers or Rally's who receive such information in their capacity as a directors of the other, all of which information is subject to customary standards of confidentiality.

     6.4 STOCKHOLDERS' MEETINGS; JOINT PROXY STATEMENT/PROSPECTUS; REGISTRATION STATEMENT.

     (a) Checkers and Rally's, acting through their respective Boards of Directors, shall, in accordance with applicable law and their respective Certificates of Incorporation and By-Laws, promptly and duly give notice of Meetings of their respective stockholders (the "Stockholders' Meetings") to consider and act upon this Agreement, the Rally's Voting Agreement and the transactions and other documents contemplated herein and therein and, as soon as practicable following the date upon which Checkers Registration Statement on Form S-4 required to be filed with the Commission in connection with the issuance of Checkers Common Stock pursuant to the Merger (the "Registration Statement") becomes effective, mail to their respective stockholders the Joint Proxy Statement/Prospectus contained in the Registration Statement and relating to the Stockholders' Meetings (the "Joint Proxy Statement/Prospectus") in accordance with the requirements of the DGCL, the Securities Act of 1933, as amended (the "Securities Act"), and the rules and regulations thereunder and Regulation 14A under the Exchange Act. The Joint Proxy Statement/
Prospectus shall contain the recommendation of Checkers' Board of Directors and Rally's Board of Directors to their respective stockholders that they vote in favor of the approval and adoption of this Agreement.

     (b) As soon as practicable following the date hereof, Checkers and Rally's shall prepare and file with the Commission, pursuant to Regulation 14A of the Exchange Act, a Joint Proxy Statement/Prospectus with respect to: at the Stockholders' Meetings, the Merger and all matters required to be submitted to their respective stockholders in order to consummate the transactions contemplated hereby; and at the Checkers Meeting, (i) an amendment top Checkers' Certificate of Incorporation to increase in the number of authorized shares of Checkers Common Stock, (ii) an amendment to Checkers' Certificate of Incorporation to effect a one-for-12 reverse stock split (the "Reverse Split"),
(iii) adoption of Checkers' 1999 Stock Option Plan and approval of amendments to Checkers' 1994 Stock Option Plan for Non-Employee Directors, and (iv) such other matters as Checkers, with the approval of Rally's (such approval not to be unreasonably withheld or delayed), determines to be appropriate to bring before the Checkers stockholders. Rally's shall cooperate with Checkers in preparing the Joint Proxy Statement/Prospectus and shall provide Checkers with all information about Rally's that is required to be included in the Joint Proxy Statement/Prospectus under the rules and regulations of the Commission under the Securities Act and the Exchange Act, as the case may be.

     (c) As soon as practicable following receipt of final comments from the staff of the Commission on the Joint Proxy Statement/Prospectus (or advice that such staff will not review such filing), Checkers shall use its reasonable best efforts to file the Registration Statement, to have the Registration Statement declared effective by the Commission and to maintain the effectiveness of such Registration Statement until the Effective Date.

     (d) The parties shall cooperate in taking any action reasonably necessary to allow the Joint Proxy Statement/Prospectus to also serve as a prospectus for the Registration Statement. Promptly after the effectiveness of the Registration Statement, Checkers and Rally's shall mail the Joint Proxy Statement/Prospectus to all of their respective stockholders. Checkers and Rally's shall cooperate with each other in the preparation of the Joint Proxy Statement/Prospectus and the Registration Statement and shall advise the other in writing if, at any time prior to the date(s) of the Stockholders' Meetings, any such party shall obtain knowledge of any facts that might make it necessary or appropriate to amend or supplement the Joint Proxy Statement/Prospectus or the Registration Statement in order to make the statements contained or incorporated by reference therein not misleading or to comply with applicable law. Notwithstanding the foregoing, each party shall be responsible for the information and disclosures which it makes or incorporates by reference in all regulatory filings, the Joint Proxy Statement/Prospectus and the Registration Statement.

     6.5 NOTIFICATION. Checkers and Rally's shall, after obtaining knowledge of the occurrence, non-occurrence or threatened occurrence or non-occurrence of any fact or event that would cause or constitute a material breach or failure of any of the representations and warranties, covenants or conditions set forth herein, or that would constitute or result in a Material Adverse Effect to such party, notify the other parties in writing thereof with reasonable promptness.

     6.6 ACQUISITION PROPOSAL.

     (a) From the date hereof until the Effective Time or the termination hereof, Checkers and Rally's and their respective Subsidiaries will not, and will not authorize, permit or cause their respective officers, directors, employees or other agents to, directly or indirectly, (i) take any action to solicit, initiate or encourage any Acquisition Proposal (as hereinafter defined), (ii) waive any provision of any standstill or similar agreements entered into by Rally's or Checkers or any of them with respect to Rally's or Checkers, (iii) engage in negotiations regarding or disclose any nonpublic information relating to any other party, respectively, or (iv) afford access to their respective properties, books or records to any person that may be considering making, or has made, an Acquisition Proposal. Nothing contained in this Section 6.6 shall prohibit Rally's or Checkers and their respective Boards of Directors from (i) taking and disclosing a position with respect to a tender offer by a third party pursuant to Rules 14d-9 and 14e-2(a) promulgated by the Commission under the Exchange Act, or (ii) furnishing information to, or entering into negotiations with, any person or entity that makes an unsolicited bona fide proposal to acquire such party pursuant to a merger, consolidation, share exchange, purchase of a substantial portion of the assets, business combination or other similar transaction, if, and only to the extent that, (A) such Board of Directors determines in the good faith exercise of its informed business judgment and after receiving the advice and recommendation of its special committee of the Board of Directors that the Acquisition Proposal is or could be more advantageous to their respective stockholders than the transactions contemplated by this Agreement (a "Superior Proposal"), (B) prior to furnishing such information to, or entering into discussions or negotiations with, such person or entity, such party provides written notice to the other parties hereto to the effect that it is furnishing information to, or entering into discussions or negotiations with, such person or entity, and (C) subject to any confidentiality agreement with such person or entity (which such party determined in good faith was required to be executed in order for the Board of Directors to comply with its fiduciary duties to its stockholders imposed by law) such party keeps the other parties hereto informed of the status of any such negotiations or discussions.

     (b) The term "Acquisition Proposal" as used herein means any offer or proposal for, or any indication of interest in, a merger or other business combination involving Rally's or Checkers, or any of their respective Subsidiaries, or the acquisition of any equity interest in, or a substantial portion of the assets of, any such party, other than the transactions contemplated by this Agreement.

     6.7 FILINGS; OTHER ACTION. Subject to the terms and conditions herein provided, the parties hereto shall (a) within ten business days hereof, make their respective filings and use their reasonable best efforts to cause any required third party filings to be made, and thereafter make any other required submissions, under the HSR Act; (b) use their reasonable best efforts to cooperate with each other in (i) determining which filings are required to be made prior to the Effective Time with, and which consents, approvals, permits or authorizations are required to be obtained prior to the Effective Time from, Governmental Authorities in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and (ii) timely making all such filings and timely seeking all such consents, approvals, permits or authorizations; and (c) use their reasonable best efforts to take, or cause to be taken, all other action and do, or cause to be done, all other things necessary, proper or appropriate to consummate and make effective the transactions contemplated by this Agreement and satisfy the conditions to the transactions contemplated hereby. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement, subject to the remaining provisions hereof, the officers and directors of the parties shall promptly take all such necessary action.

     6.8 INDEMNIFICATION AND INSURANCE.

     (a) Checkers shall: (i) indemnify and hold harmless each present employee, agent, director or officer of Rally's and its Subsidiaries and anyone who becomes an employee, agent, director or officer of Rally's after the date hereof and prior to the Effective Time ("Indemnified Parties") from and against any and all claims arising out of or in connection with activities in such capacity, or on behalf of, or at the request of, Rally's or any of its Subsidiaries, and shall advance expenses incurred with respect to the foregoing, as they are incurred, to the fullest extent permitted under applicable law; and (ii) assume any indemnification agreements to which Rally's or any of its Subsidiaries is a party.

     (b) Checkers shall keep in effect provisions substantially similar to the provisions in Rally's Certificate of Incorporation and by-laws providing for exculpation of director and officer liability and its indemnification of or advancement of expenses to the Indemnified Parties to the fullest extent permitted under the DGCL, which provisions shall not be amended except as required by applicable law or except to make changes permitted by law that would enhance the Indemnified Parties right to indemnification or advancement of expenses.

     (c) If, after the Effective Time, Checkers or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers all or substantially all of its property and assets to any person, then, in each such case, proper provision shall be made so that the successors and assigns of Checkers assume all of the obligations set forth in this Section 6.8. The provisions of this Section 6.8 are intended to be for the benefit of and to grant third party rights to, and shall be enforceable by, each person who is now or who becomes prior to the Effective Time an employee, agent, director or officer of Rally's or any of its Subsidiaries (and his or her heirs and representatives).

     (d) Checkers will cause to be maintained for a period of not less than four years from the Effective Time directors and officers liability insurance ("D&O Insurance"), to the extent commercially available, on terms and conditions no less advantageous to the Indemnified Parties than Rally's existing D&O Insurance, as the case may be. Notwithstanding the foregoing: (i) in satisfying its obligation under this Section 6.8(d), Checkers shall not be obligated to pay premiums in excess of 125% of the premium paid or to be paid by Rally's for 1997, which amounts are disclosed in SECTIONS 6.8(D)OF THE RALLY'S DISCLOSURE MEMORANDUM, but provided further that Rally's shall nevertheless be obligated to provide such coverage as may be obtained for 125% of the premium to be paid by Rally's for such insurance for 1997; and (ii) this provision shall be deemed satisfied as long as Checkers maintains under its own D&O Insurance coverage meeting the requirements of the first sentence of this
Section 6.8(d) with separate coverage limits applicable to Rally's officers and directors with respect to acts and occurrences prior to the Effective Time.

     6.9 PUBLICITY. Checkers and Rally's shall, subject to their respective legal obligations (including requirements of national securities exchanges and other similar regulatory bodies), consult with each other regarding the text of any press release regarding the transactions contemplated hereby before issuing any such press release and in making any filings with any Governmental Authority or with any national securities exchange with respect thereto.

     6.10 TAXES. Checkers shall pay any and all transfer taxes (including, without limitation, any real estate transfer taxes) incurred in connection with the Merger, whether such taxes are imposed on Checkers, Rally's, their respective Subsidiaries or their stockholders, except transfer taxes in connection with the registration of Checkers Common Stock in a name other than the name of the holder of Rally's Common Stock in respect of which Checkers Common Stock is to be issued. Checkers and Rally's each agree to treat the Merger as a reorganization within
Section  368(a)(1) of the Code.

     6.11 OPTIONS.

     (a) Checkers shall, prior to the Effective Time, adopt a new stock option plan (the "1999 Option Plan") with terms substantially similar to those of Checkers 1991 Stock Option Plan, as amended. In addition, Checkers shall, prior to the Effective Time, amend its 1994 Stock Option Plan for Non-Employee Directors (the "Director Option Plan" and together with the 1999 Option Plan, the "Option Plans") and shall submit the Option Plans to Checkers stockholders for their approval at the Checkers Meeting.

     (b) Each outstanding option to acquire Rally's Common Stock ("Rally's Options") shall at the Effective Time be converted into and become an option ("Roll-Over Options") to purchase that number of shares of Checkers Common Stock determined by multiplying the number of shares subject to the Rally's Options by the exchange ratio set forth in Section 3.1. The vesting and term of the Roll-Over Options shall be that of the Rally's Options it replaces.

     (c) Outstanding options to acquire Checkers Common Stock will remain unchanged.

     6.12 NASDAQ. As promptly as practicable after the date hereof, Checkers shall make all required filings with NASDAQ and shall use all commercially reasonable efforts to cause the shares of Checkers Common Stock issuable as a result of the Merger to be quoted on the NASDAQ National Market immediately following the Effective Time. Checkers and Rally's shall fully cooperate with each other and take all commercially reasonable steps as may be required in order to maintain trading of Checkers Common Stock on the NASDAQ National Market after the Effective Time.

     6.13 ANCILLARY AND OTHER AGREEMENTS. Each of Rally's and Checkers shall use its best efforts to cause, respectively:

     (a) The Rally's Voting Agreement to be implemented in accordance with its terms; and

     (b) The joint purchasing agreement (as such term is hereinafter defined), the execution and delivery of which are conditions to the consummation of the Merger, to be executed and delivered as promptly as practicable, and in any event at or prior to Closing, to be effective as of the Effective Time.

     6.14 AFFILIATES. At least ten (10) days prior to the Closing, Rally's shall identify to Checkers all persons who would be deemed to be affiliates of Rallys for purposes of

Rule 145 under the Securities Act (the "Rule 145 Affiliates"), and Checkers shall have received an agreement substantially in the form of Exhibit B to this Agreement from each Rule 145 Affiliate.

     6.15 CHECKERS MANAGEMENT. Checkers shall have duly taken all requisite corporate action so that, effective at the Effective Time:

        (a) The Checkers Board shall consist of the members of the respective Board of Directors of Rally's and Checkers immediately prior to the Effective Time.

        (b)  The Chairman of the Checkers Board shall be William P. Foley, II.

        (c) The other officers of Checkers shall remain the officers of Checkers immediately prior to the Effective Time and their titles shall remain the same.

     6.16 PROXY FOR CHECKERS SHARES HELD BY RALLY'S.

        (a) Rally's hereby appoints Checkers, with full power of substitution and resubstitution, as Rally's irrevocable attorney-in-fact and proxy (Checkers together with its substitutes are referred to collectively as the "Proxy") for and in the name of Rally's to vote, in the Proxy's absolute, sole and binding discretion, all shares of Checkers Common Stock (y) that Rally's is entitled to vote at the Checkers Meeting, and at any adjournments thereof, or (z) as to which Rally's is entitled to express consent or dissent to corporate action in writing without a meeting upon the Merger, the Merger Agreement and all other matters contemplated by the Merger Agreement, revoking any proxy heretofore given. The Proxy is further authorized to vote, in the Proxy's absolute, sole and binding discretion, upon such other business as may properly come before the Checkers Meeting or be presented to the Checkers stockholders for their consent or dissent. Rally's intends this Proxy to be irrevocable and coupled with an interest and will take such further action and execute such other instruments as may be necessary to effectuate the intent of this agreement.

       (b) If for any reason the proxy granted pursuant to Section 6.16(a) of this Agreement shall be determined invalid, unenforceable or ineffective with respect to any or all of its Checkers Common Stock, Rally's agrees:

     (i) to vote all of its Checkers Common Stock on all matters as to which Rally's is entitled to vote at the Checkers Meeting in the manner specified in writing by the Proxy, which manner shall be determined in its absolute, sole and binding discretion, provided, however, that Rally's shall not be obligated to vote any of its Checkers Common Stock in a manner prohibited by the terms of an injunction issued by any court having jurisdiction;

     (ii) to express consent or dissent to corporate action in writing without a meeting on all of its Checkers Common Stock in the manner specified in writing by the Proxy, which manner shall be determined in the Proxy's absolute, sole and binding discretion, provided, however, that Rally's shall not be obligated to vote any of its Checkers Common Stock in a manner prohibited by the terms of an injunction issued by any court having jurisdiction;

     (iii)  notice by the Proxy of action to be taken pursuant to paragraphs
(a) and (b) of this Section 6.16 shall be delivered to Rally's on or prior to the date and time on which such votes, consents or dissents are to be cast;

     (iv) Rally's agrees to refrain from granting any proxy or authorization to any person with respect to the voting of its Checkers Common Stock, except pursuant to this Agreement, or taking any action contrary to or in any manner inconsistent with the terms of this Agreement; and

     (v) Rally's further agrees to execute all additional writings, consents and authorizations as may be reasonably requested by Checkers to evidence the agreements contained in this Section 6.16.

                                   ARTICLE 7
                   CONDITIONS TO CONSUMMATION OF THE MERGER

     7.1 CONDITIONS TO OBLIGATIONS OF THE PARTIES. The respective obligations of Checkers and Rally's to effect the Merger shall be subject to the satisfaction or waiver at or prior to the Closing of each of the following conditions:

     (a) The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated.

     (b) None of the parties hereto shall be subject to any order or injunction of a court or Governmental Authority of competent jurisdiction that prohibits the consummation of the transactions contemplated by this Agreement. In the event any such order or injunction shall have been issued, each party agrees to use its reasonable best efforts to have any such order overturned or injunction lifted.

     (c) All consents, authorizations, orders and approvals of (or filings or registrations with) any Governmental Authority required in connection with the execution, delivery and performance of this Agreement (each a "Regulatory Authorization") shall have been obtained or made, except for filings in connection with the Merger and any other documents required to be filed after the Effective Time and except where the failure to have obtained or made any such consent, authorization, order, approval, filing or registration would not have a Material Adverse Effect on Checkers following the Effective Time.

     (d) The Registration Statement shall have become effective in accordance with the provisions of the Securities Act, and no stop order suspending the effectiveness of the Registration Statement shall have been issued by the Commission and remain in effect.

     (e) This Agreement and the Merger shall have been duly approved by the requisite vote under the DGCL of holders of outstanding voting securities of Checkers and Rally's representing a majority of the votes entitled to be voted on the matter.

     (f) Checkers and Rally's shall have received an opinion of Christensen, Miller, Fink, Jacobs, Glaser, Weil & Shapiro, LLP to the effect that the Merger qualifies as a tax free reorganization under the Code.

     (g) Checkers shall have entered into a joint purchasing agreement with CKE Restaurants, Inc., on terms and conditions satisfactory to Checkers and Rally's in the exercise of reasonable judgment, providing for joint purchasing by Checkers (for its Checkers and Rally's operations) and CKE Restaurants, Inc. (for its Carl's, Jr., Hardee's and other restaurant operations) of all items presently being jointly purchased and such additional items as may reasonably be added in the future, including food, paper, beverage, signs building materials, kitchen equipment and construction services.

     (h) Checkers and Rally's shall have received an opinion of Christensen, Miller, Fink, Jacobs, Glaser, Weil & Shapiro, LLP to the effect that the consummation of this Agreement and the transactions contemplated hereby will not constitute or result in a Change of Control, as that term is used and defined in the Indenture, or require Rally's, Checkers or any other person to make a Change of Control Offer pursuant to Section 4.14 of the Indenture, or otherwise give rise to any obligation to offer to purchase the securities issued pursuant to the Indenture.

     7.2 CONDITIONS TO OBLIGATION OF RALLY'S. The obligation of Rally's to effect the Merger shall be subject to the satisfaction or waiver at or prior to the Closing of each of the following additional conditions:

     (a) The representations and warranties of Checkers set forth in this Agreement which are qualified as to materiality and the representations and warranties contained in Section 4.3 shall be true and correct in all respects, and the representations and warranties of Checkers set forth in this Agreement which are not qualified as to materiality shall be true and correct in all material respects, in each case as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (except for any such representations and warranties made as of a specified date, which shall be true and correct in all respects or all material respects, as the case may be, as of such date); provided, however that, except with respect to the representations and warranties in Section 4.3, this condition shall be deemed satisfied unless the failure of such condition to be satisfied would have a material adverse effect on the benefits that the stockholders of Rally's are reasonably expected to receive in the Merger.

     (b) The agreement of Checkers contained in Section 6.1(k) shall have been duly performed and complied with in all respects and each of the agreements and covenants of Checkers to be performed and complied with by Checkers pursuant to this Agreement prior to the Effective Time shall have been duly performed and complied with in all material respects; provided, however, that except for the agreements contained in Sections 6.1(k), this condition shall be deemed satisfied unless the failure of such condition to be satisfied would have a material adverse effect on the benefits that the stockholders of Rally's are reasonably expected to receive in the Merger.

     (c) Checkers shall have delivered to Rally's a certificate, dated as of the Closing Date and signed on its behalf by its chief executive officer and chief financial officer, as to the satisfaction by it of the conditions set forth in Sections 7.2(a) and 7.2(b), together with any other certificates or documents which Rally's or its counsel may reasonably request in connection with the consummation of the Merger and the other transactions contemplated herein.

     7.3 CONDITIONS TO OBLIGATION OF CHECKERS. The obligation of Checkers to effect the Merger shall be subject to the satisfaction or waiver at or prior to the Closing of each of the following additional conditions:

     (a) The representations and warranties of Rally's set forth in this Agreement which are qualified as to materiality and the representations and warranties contained in Section 5.3 shall be true and correct in all respects, and the representations and warranties of Rally's set forth in this Agreement which are not qualified as to materiality shall be true and correct in all material respects, in each case as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (except for any such representations and warranties made as of a specified date, which shall be true and correct in all respects or all material respects, as the case may be, as of such date); provided, however that, except with respect to the representations and warranties in Section 5.3, this condition shall be deemed satisfied unless the failure of such condition to be satisfied would have a Material Adverse Effect on the benefits that the stockholders of Checkers are reasonably expected to receive in the Merger.

     (b) The agreement of Rally's contained in Section 6.2(k) shall have been duly performed and complied with in all respects and each of the agreements and covenants of Rally's to be performed and complied with by Rally's pursuant to this Agreement prior to the Effective Time shall have been duly performed and complied with in all material respects; provided, however, that except for the agreements contained in Section 6.2(k), this condition shall be deemed satisfied unless the failure of such condition to be satisfied would have a Material Adverse Effect on the benefits that the stockholders of Checkers are reasonably expected to receive in the Merger.

     (c) Rally's shall have delivered to Checkers a certificate, dated as of the Closing Date and signed on its behalf by its chief executive officer and chief financial officer, as to the satisfaction by it of the conditions set forth in Sections 7.3(a) and 7.3(b), together with any other certificates or documents which Checkers or its counsel may reasonably request in connection with the consummation of the Merger and the other transactions contemplated herein.

     (d) At least ten (10) days prior to the Closing, Rally's shall have delivered to Checkers letters identifying all persons who would be deemed to be Rule 145 Affiliates of

Rally's, and Checkers shall have received an agreement substantially in the form of Exhibit B to this Agreement from each Rule 145 Affiliate.

     (e) All agreements relating to the Rally's Common Stock, voting or otherwise, to which Affiliates of Rally's are parties (other than this Agreement), including those listed in SECTIONS 5.3(B) AND 5.11(A)(X) OF THE RALLY'S DISCLOSURE MEMORANDUM, shall have been terminated without any liability to Rally's or Checkers other than those liabilities fully satisfied prior to the Closing.

                                   ARTICLE 8
                           TERMINATION OF AGREEMENT

     8.1 TERMINATION. Notwithstanding any other provision of this Agreement, this Agreement may be terminated at any time prior to the Effective Time:

     (a) by mutual written consent of Checkers and Rally's, whether or not their respective stockholders have approved this Agreement and the Merger;

     (b) by Checkers or Rally's, upon written notice to the other party, if the Merger shall not have been consummated on or prior to June 30, 1999 (the "Termination Date");

     (c) by Checkers or Rally's, upon written notice to the other parties, if a Governmental Authority of competent jurisdiction shall have issued an injunction, order or decree enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement, and such injunction, order or decree shall have become final and non-appealable or if a Governmental Authority has otherwise made a final determination that any required Regulatory Authorization would not be forthcoming; provided, however, that the party seeking to terminate this Agreement pursuant to this clause has used all required efforts as specified in Section 8.1(b) to remove such injunction, order or decree;

     (d) by Checkers or Rally's, if any condition to such party's obligations to consummate the transactions contemplated hereby is incapable of being satisfied on or prior to the Termination Date; provided, however, that the terminating party has not breached the terms of this Agreement; or

     (e) by either Checkers or Rally's if, in the exercise of its good faith business judgment, the Board of Directors of the terminating party determines that such termination is required by reason of the receipt of a Superior Proposal.

     8.2 EFFECT OF TERMINATION.

     (a) In the event of the termination of this Agreement pursuant to Section 8.1, the respective obligations of the parties under this Agreement will terminate except for

Sections 6.1(o), 6.2(o), 6.3(b), 8.2, 9.2, 9.4, 9.5, 9.6, 9.10, 9.11, 9.12 and
9.13; provided, however, that the termination of this Agreement will not relieve any party from liability for any breach of this Agreement.

     (b) The parties acknowledge that in the event this Agreement is terminated by Checkers or Rally's by reason of Section 8.1(a) hereof, each non-terminating party shall be entitled to reimbursement from the terminating party of the non-terminating party's reasonable and documented transaction costs, including without limitation, legal and accounting expenses and amounts paid or payable to its financial advisor in connection with obtaining the Checkers Opinion or the Rally's Opinion, as applicable.

                                   ARTICLE 9
                           MISCELLANEOUS AND GENERAL

     9.1 SURVIVAL OF REPRESENTATIONS AND WARRANTIES. None of the representations and warranties contained herein shall survive the Effective Time or the termination of this Agreement. The covenants and agreements contained herein shall survive the Effective Time.

     9.2 EXPENSES. Whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses except as expressly provided herein and except that the filing fees in connection with the HSR Act filings shall be shared equally by Checkers and Rally's.

     9.3 SUCCESSORS AND ASSIGNS. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, but shall not be assignable by any party hereto without the prior written consent of the other parties hereto.

     9.4 THIRD PARTY BENEFICIARIES. Except as set forth in Article 3 and
Section 6.8 (each of which shall inure to the benefit of the persons or entities benefitting from the provisions thereof, which persons are intended to be third party beneficiaries thereof; provided, however, that no person shall have third party beneficiary or other rights under Article 3 of this Agreement if the Merger has not been consummated, regardless of the reason that the Merger has not been consummated), each party hereto intends that this Agreement shall not benefit or create any right or cause of action in or on behalf of any person other than the parties hereto.

     9.5 NOTICES. Any notice or other communication provided for herein or given hereunder to a party hereto shall be sufficient if in writing, and sent by facsimile transmission (electronically confirmed), delivered in person, mailed by first class registered or certified mail, postage prepaid, or sent by Federal Express or other overnight courier of national reputation, addressed as follows:

If to Checkers:       Checkers Drive-In Restaurants, Inc.
                      14255 49th Street North, Building I
                      Clearwater, Florida 33762
                      Attention: Chief Executive Officer
                      Facsimile: (727) 519-2218

with a copy to:       Stradling Yocca Carlson & Rauth
                      660 Newport Center Drive
                      Suite 1600
                      P. O. Box 7680
                      Newport Beach, California 92658-7680
                      Attention: C. Craig Carlson, Esq.
                      Fax: (949) 725-4100

If to Rally's:        Rally's Hamburgers, Inc.
                      14255 49th Street North, Building I
                      Clearwater, Florida 33762
                      Attention: Chief Executive Officer
                      Facsimile: (727) 519-2218

with a copy to:       Christensen, Miller, Fink, Jacobs, Glaser, Weil &
                      Shapiro, LLP
                      2121 Avenue of the Stars, 18th Floor
                      Los Angeles, California 90067
                      Attention: Gary N. Jacobs, Esq.
                      Facsimile: (310) 556-2920

or to such other address with respect to a party as such party shall notify the other parties in writing as above provided.

     9.6 COMPLETE AGREEMENT. This Agreement and the other documents and agreements delivered by the parties in connection herewith contain the complete agreement among the parties hereto with respect to the Merger and the other transactions contemplated hereby and thereby and supersede all prior agreements and understandings among the parties hereto with respect thereto.

     9.7 CAPTIONS; REFERENCES. The captions contained in this Agreement are for convenience of reference only and do not form a part of this Agreement. When a reference is made in this Agreement to a clause, a Section, a subsection or an Article, such reference shall be to such clause, Section, subsection or Article of this Agreement unless otherwise indicated.

     9.8 AMENDMENT. At any time, the parties hereto, by action taken by their respective Board of Directors or pursuant to authority delegated by their respective Boards of Directors, may amend this Agreement. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

     9.9 WAIVER. At any time prior to the Effective Time, the parties hereto may (a) extend the time for the performance of any of the obligations or other acts of the parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, or (c) waive compliance with any of the agreements or conditions contained herein, to the extent permitted by applicable law. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a writing signed on behalf of such party. No party may assert a claim with respect to a matter so waived.

     9.10 GOVERNING LAW. This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware, without regard to its rules of conflict of laws.

     9.11 SEVERABILITY. Any term or provision of this Agreement that is invalid, illegal or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability without rendering invalid, illegal or unenforceable the remaining terms and provisions of this Agreement or affecting the validity, legality or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

     9.12 ENFORCEMENT OF AGREEMENT. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement was not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at law or in equity.

     9.13 CONSENT TO JURISDICTION. Each of the parties hereto hereby irrevocably and unconditionally consents to submit to the exclusive jurisdiction of the federal and state courts located in the State of Delaware or the County of Los Angeles, State of California, (the "Designated Courts") for any litigation arising out of or relating to this Agreement and the transactions contemplated hereby (and agrees not to commence any litigation relating thereto except in such Designated Courts), waives any objection to the laying of venue of any such litigation in the Designated Courts and agrees not to plead or claim in any Designated Court that such litigation brought therein has been brought in an inconvenient forum.

     9.14 COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which shall constitute but one instrument.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date and year first above written.



CHECKERS DRIVE-IN RESTAURANTS, INC.,
a Delaware corporation

By: /s/ JAMES J. GILLESPIE
   -----------------------
Name: James J. Gillespie
Title:   President and Chief Executive Officer




RALLY'S HAMBURGERS, INC.,
a Delaware corporation


By: /s/ JOSEPH N. STEIN
   --------------------
Name: Joseph N. Stein
Title:   Executive Vice President and
      Chief Financial Officer

                               LIST OF EXHIBITS

A.  Rally's Voting Agreement


B.  Form of Rule 145 Affiliate Letter

                     CHECKERS DISCLOSURE MEMORANDUM INDEX

                  4.3(b)         Options, warrants, rights

                  4.3(c)         Issuances of Securities

                  4.4(a)         Subsidiaries

                  4.4(c)         Investments, etc.

                  4.5(b)         Filings and Consents

                  4.6(c)         Financial Statements

                  4.6(d)         Ordinary Course

                  4.6(e)         Material Adverse Effect

                  4.7(b)         Taxes

                  4.10           ERISA

                  4.11           Material Contracts

                  4.12           Legal Proceedings

                  4.16           Environmental

                  4.17           Personnel

                  4.19           Intellectual Property

                  4.21           Year 2000 compliance

                  6.1(d)         Dispositions or acquisitions of assets

                  6.1(e)         Incurrence of indebtedness

                  6.1(f)         Capital expenditures

                      RALLY'S DISCLOSURE MEMORANDUM INDEX

                  5.3(b)        Options, warrants, rights
                  5.3(c)        Issuances of Securities
                  5.4(a)        Subsidiaries
                  5.4(c)        Investments, etc.
                  5.5(b)        Filings and Consents
                  5.6(d)        Ordinary Course
                  5.6(c)        Financial Statements
                  5.6(e)        Material Adverse Effect
                  5.7(b)        Taxes
                  5.10          ERISA
                  5.11          Material Contracts
                  5.12          Legal Proceedings
                  5.16          Environmental
                  5.17          Personnel
                  5.19          Intellectual Property
                  5.21          Year 2000 Compliance
                  6.2(d)        Dispositions or acquisitions of assets
                  6.2(e)        Incurrence of indebtedness
                  6.2(f)        Capital expenditures

                                                                     APPENDIX B

                         OPINION OF SCHRODER & CO. INC.

                        [SCHRODER & CO. INC. LETTERHEAD]

January 27, 1999

Special Committee of the Board of Directors
Rally's Hamburgers, Inc.
14255 49th Street North
Building 1, Suite 101
Clearwater, FL 33762

Dear Sirs:

     We understand that Rally's Hamburgers, Inc. ("Rally's" or the "Company") and Checkers Drive- In Restaurants, Inc. ("Checkers") propose to enter into an Agreement and Plan of Merger (the "Merger Agreement"), whereby the Company will become a wholly-owned subsidiary of Checkers (collectively, the "Combined Company") (the "Transaction"). the Merger Agreement provides, among other things, that the holders of Common Stock, par value $0.10 per share, of the Company ("Rally's Common Stock"), shall receive 1.99 shares (the "Exchange Ratio") of Checkers common stock, par value $0.001 per share ("Checkers Common Stock") in exchange for each share of Rally's Common Stock issued and outstanding.

     You (the "Special Committee") have requested our opinion, as investment bankers, as to whether or not the Exchange Ratio is fair from a financial point of view to the stockholders of Rally's who are not affiliated with either Checkers or Rally's (the "Opinion"). It is understood that the Opinion shall be used by you solely in connection with your consideration of the transaction and for no other purpose, and that the Company will not furnish the Opinion or any other material prepared by Schroder & Co. Inc. ("Schroders") to any other person or persons or use or refer to the Opinion for any other purpose without Schroders' prior written approval. Schroders understands and agrees that its Opinion may be referred to and reproduced in full in a Registration Statement on Form S-4 to be filed with the Securities and Exchange Commission (the "Commission") in connection with the Transaction and in any proxy statement mailed to shareholders of the Company.

     Schroders, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuation for estate, corporate and other purposes. Schroders provides a full range of financial advisory and securities services and, in the course of its normal trading activities, may from time to time effect transactions and hold securities, including derivative securities, of Rally's or Checkers for its own account and for the accounts of its customers. Schroders has in the past provided and may in the future provide investment banking services for affiliates of Rally's for which we have received and may in the future receive customary compensation.

Special Committee of the Board of Directors
Rally's Hamburgers, Inc.
Page 2

     In connection with the Opinion set forth herein, we have, among other things:

   (i)      reviewed (a) the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission for the fiscal year ended December 28, 1997; (b) its
            Quarterly Reports on form 10-Q for the quarters ended March 22, 1998, June 14,
            1998 and September 6, 1998; (c) proxy statement dated June 11, 1998; (d) reports on From 8-K dated May 8, 1998, September 25, 1998 and November 2, 1998; and
            (e) Form S-3 filed June 3, 1998, as amended on August 25, 1998.

  (ii)      reviewed (a) Checkers' Annual Report on Form 10-K filed with the Securities and
            Exchange Commission for the fiscal year ended December 29, 1997; (b) its
            Quarterly Reports on Form 10-Q for the quarters ended March 23, 1998 June 15,
            1998 and September 7, 1998; (c) proxy statement dated June 11, 1998; (d) reports on Form 8-K dated September 25, 1998 and November 2, 1998; and (e) Form S-3
            filed June 2, 1998, as amended on August 21, 1998.

 (iii)      reviewed the most recently available, as of January 21, 1999, projected financial information of the Company, Checkers and the Combined Company as prepared by management of the Company;

  (iv)      conducted discussions with the senior management of the Company and Checkers concerning the Transaction, their historical financial results and projected financial information as presented and described in (i) through (iii) above;

   (v)      performed various financial analyses, as we deemed appropriate, of the Company,
            Checkers and the Combined Company using generally accepted analytical methodologies, including; (a) the application to the financial results of the public trading multiples of companies which we deemed comparable; (b) the application to the financial results of the multiples reflected in recent mergers and acquisitions for businesses which we deemed comparable; and (c) discounted cash flow analyses utilizing the projections referred to in paragraph (iii) above;

  (vi)      reviewed the historical trading prices and volumes of Rally's Common Stock and
            Checkers Common Stock on the NASDAQ National Market System from January 1,
            1996 to January 22, 1999;

 (vii)      reviewed the draft Agreement and Plan of Merger as distributed on January 26,
            1999; and

(viii)      performed such other financial studies, analyses, inquiries and investigations as we deemed appropriate.

Special Committee of the Board of Directors
Rally's Hamburgers, Inc.
Page 3

     In our review and analysis and in formulating our opinion, we have assumed and relied upon the accuracy and completeness of all information supplied or otherwise made available to us by the Company and Checkers or obtained by us from other sources that we believe to be reliable, and upon the assurance of the Company's management that they are not aware of any information or facts that would make the information provided to us by the Company or Checkers incomplete or misleading. We have not attempted to independently verify any of such information. In particular, we have (i) assumed that the financial projections referred to in (iii) above have been reasonably prepared on a basis reflecting the best currently available estimates and judgements of the Company, and (ii) relied on the conclusions of the Company's management and advice provided by its legal counsel, Christensen, Miller, Fink, Jacobs, Glaser, Weil & Shapiro, LLP, that the Transaction does not constitute a change of control with respect to the Company's outstanding Senior Notes due 2000. We have not undertaken an independent appraisal of the assets or liabilities (contingent or otherwise ) of the Company or Checkers, nor have we been furnished with any such appraisals.

     The Opinion is necessarily based upon financial, economic, market and other conditions as they exist and can be evaluated by us on the date hereof. We disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our opinion which may come or be brought to our attention after the date of the Opinion unless specifically requested to do so.

     The Opinion is provided for the information and assistance of the Special Committee in connection with its consideration of the Transaction. The Opinion does not constitute a recommendation as to any action the Special Committee should take in connection with the Transaction or any aspect thereof or alternative thereto, and the Opinion does not constitute a recommendation as to how any stockholder of Rally's should vote with respect to the Transaction.

     In rendering the Opinion, we have not been engaged as an agent or fiduciary of the Company's shareholders or of any other third party. The Opinion relates solely to the fairness, from a financial point of view, to the stockholders of Rally's who are not affiliated with either Checkers or Rally's of the Exchange Ratio. We express no opinion herein as to the structure, terms or effect of any other aspect of the Transaction.

     Based upon and subject to all the foregoing, we are of the opinion, as investment bankers, that as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the stockholders of Rally's who are not affiliated with either Checkers or Rally's
                                              Very truly yours,

                                              SCHRODER & CO. INC.

                                                                      APPENDIX C

               OPINION OF CREDIT SUISSE FIRST BOSTON CORPORATION

             [LETTERHEAD OF CREDIT SUISSE FIRST BOSTON CORPORATION]

January 28, 1999

Independent Committee of the Board of Directors
Checkers Drive-In Restaurants, Inc.
14255 49th Street North
Clearwater, Florida 33762

Members of the Independent Committee:

     You have asked us to advise you with respect to the fairness to Checkers Drive-In Restaurants, Inc. ("Checkers") from a financial point of view of the Exchange Ratio (as defined below) set forth in the Agreement and Plan of Merger, dated as of January 28, 1999 (the "Merger Agreement"), by and between Checkers and Rally's Hamburgers, Inc. ("Rally's"). The Merger Agreement provides for, among other things, the merger of Rally's with and into Checkers (the "Merger") pursuant to which each outstanding share of the common stock, par value $0.10 per share, of Rally's will be converted into the right to receive 1.99 shares (the "Exchange Ratio") of the common stock, par value $0.001 per share, of Checkers (the "Checkers Common Stock").

     In arriving at our opinion, we have reviewed the Merger Agreement and certain publicly available business and financial information relating to Checkers and Rally's. We have also reviewed certain other information relating to Checkers and Rally's, including financial forecasts, provided to or discussed with us by Checkers and Rally's, and have met with the managements of Checkers and Rally's to discuss the businesses and prospects of Checkers and Rally's. We have also considered certain financial and stock market data of Checkers and Rally's, and we have compared those data with similar data for other publicly held companies in businesses similar to Checkers and Rally's, and we have considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which have recently been effected. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

     In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information and have relied on its being complete and accurate in all material respects. With respect to the financial forecasts, we have been advised, and have assumed, that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of Checkers and Rally's as to the future financial performance of Checkers and Rally's and the cost savings and other potential synergies (including the amount, timing and achievability thereof) anticipated to result from the Merger. We also have assumed, with your consent, that (i) the Merger will not constitute a "change of control" under the terms of the Rally's 9 7/8% Senior Notes Due 2000 (the "Notes"), which assumption shall be confirmed by an opinion of counsel, dated as of the Effective Time (as defined in the Merger Agreement), pusuant to
Section 7.1(h) of the Merger Agreement, which opinion shall be in form and

Independent Committee of the Board of Directors
Checkers Drive-In Restaurants, Inc.
January 28, 1999
Page 2

substance satisfactory to us, (ii) neither Checkers nor Rally's will be required to otherwise repurchase the Notes in connection with the Merger and
(iii) the Merger will be treated as a tax-free reorganization for federal income tax purposes. We have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Checkers or Rally's, nor have we been furnished with any such evaluations or appraisals. Our opinion is necessarily based upon information available to us, and financial, economic, market and other conditions as they exist and can be evaluated, on the date hereof. We are not expressing any opinion as to what the value of the Checkers Common Stock actually will be when issued pursuant to the Merger or the prices at which the Checkers Common Stock will trade subsequent to the Merger.

     We have acted as financial advisor to the Independent Committee of the Checkers Board of Directors in connection with the Merger and will receive a fee for our services, a portion of which is contingent upon the consummation of the Merger. We will also receive a fee upon delivery of this opinion. We have in the past provided financial services to Checkers unrelated to the proposed Merger. In the ordinary course of business, Credit Suisse First Boston and its affiliates may actively trade the debt and equity securities of Checkers and Rally's for their own accounts and for the accounts of customers and, accordingly, may at any time hold long or short positions in such securities.

     It is understood that this letter is for the information of the Independent Committee of the Board of Directors of Checkers in connection with its evaluation of the Merger, does not constitute a recommendation to any stockholder as to how such stockholder should vote with respect to any matter relating to the Merger and is not to be quoted or referred to, in whole or in part, in any registration statement, prospectus or proxy statement, or in any other document used in connection with the offering or sale of securities, nor shall this letter be used for any other purposes, without our prior written consent.

     Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio is fair to Checkers from a financial point of view.

Very truly yours,

CREDIT SUISSE FIRST BOSTON CORPORATION

                                    PART II

                  INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the Delaware General Corporation Law ("DGCL") provides that a Delaware corporation may indemnify any person against expenses, judgments, fines and amounts paid in settlements actually and reasonably incurred by any such person in connection with a threatened, pending or completed action, suit or proceeding in which he is involved by reason of the fact that he is or was a director, officer, employee or agent of such corporation, provided that (i) he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and (ii) with respect to any criminal action or proceeding, he had no reasonable cause to believe his conduct was unlawful. If the action or suit is by or in the name of the corporation, the corporation may indemnify any such person against expenses actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation, unless and only to the extent that the Delaware Court of Chancery or the court in which the action or suit is brought determines upon application that, despite the adjudication of liability but in light of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expense as the court deems proper.

     Checkers' Bylaws provide that Checkers shall indemnify its directors and such officers, employees and agents as it may from time to time designate, to the fullest extent permitted by Section 145 of the DGCL, as now existing or as may hereafter be amended.

     In accordance with Section 102(b)(7) of the DGCL, Checkers' Restated Certificate of Incorporation limits the personal liability of its directors for violations of their fiduciary duty. The Certificate of Incorporation eliminates each director's liability to Checkers or its stockholders for monetary damages except (i) for any breach of the director's duty of loyalty to Checkers or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under the section of the Delaware law providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions, or (iv) for any transaction from which a director derived an improper personal benefit. The effect of this provision is to eliminate the personal liability of directors for monetary damages for actions involving a breach of their fiduciary duty of care, including any such actions involving gross negligence. This provision will not, however, limit in any way the liability of directors for violations of the Federal securities laws. In addition, the stockholders and the Board of Directors of Checkers have approved the execution by Checkers of indemnification agreements with the Directors and certain officers of Checkers, the form of which was filed with the Securities and Exchange Commission on September 26, 1992, as Exhibit 4.4 to the Registration Statement of Checkers on Form S-1 (File No. 33-42996).

     Checkers carries directors' and officers' liability insurance, with coverage of $40 million, which expires on March 1, 2002.

     The above discussion of Checkers' Certificate of Incorporation and Bylaws and Sections 102(b)(7) and 145 of the Delaware General Corporation Law is not intended to be exhaustive and is qualified in its entirety by such Certificate of Incorporation, Bylaws and statutes.


ITEM 21. EXHIBITS AND FINANCIAL STATEMENTS SCHEDULES.

     (a) The following is a list of Exhibits filed herewith as a part of this Registration Statement:

EXHIBIT NO.     DESCRIPTION OF DOCUMENT
-----------     -----------------------
  2(1)          Agreement and Plan of Merger, dated as of January 28, 1999, by and among the
                Registrant, Rally's Hamburgers, Inc. (incorporated by reference to Appendix A to the
                Joint Proxy Statement/Prospectus included in this Registration Statement).

  3(1)          Restated Certificate of Incorporation of Checkers, as filed with the Commission as
                Exhibit 3.1 to Checkers' Registration Statement on Form S-1 filed on September 26,
                1991 (File No. 33-42996), is hereby incorporated by reference.

  3(1)          Certificate of Amendment to Restated Certificate of Incorporation of Checkers, as
                filed with the Commission as Exhibit 3 to Checkers Form 10-Q for the quarter ended
                June 30, 1993, is hereby incorporated by reference.

  3(3)          Certificate of Amendment to Certificate of Incorporation of Checkers dated October 9,
                1997.

  3(4)          Bylaws, as amended through February 16, 1995, of Checkers, as filed with the
                Commission as Exhibit 3.3 to the Checkers' Form 10-Q for the quarter ended
                March 27, 1995, is hereby incorporated by reference.

  3(5)          Certificate of Designation of Series A Preferred Stock of Checkers dated
                February 12, 1997, as filed with the Commission as Exhibit 3.1 to Checkers Form 8-
                K, dated February 19, 1997 is hereby incorporated by reference.

  4(1)          Collateral Assignment of Trademarks as Security from Borrower, dated April 12,
                1995, between Checkers and each of the banks party to the Amended and Restated
                Credit Agreement, dated as of April 12, 1995, as filed with the Commission as
                Exhibit 3 to Checkers' Form 8-K dated April 12, 1995, is hereby incorporated by reference.

  4(2)          Amended and Restated Credit Agreement, dated as of November 22, 1996, between
                Checkers, CKE Restaurants, Inc., as Agent, and the lenders listed therein, as filed with the Commission as Exhibit 4.1 on Checkers' Form 8-K, dated November 22,
                1996, is hereby incorporated by reference.

EXHIBIT NO.          DESCRIPTION OF DOCUMENT
-----------          -----------------------
     4(3)            Second Amended and Restated Security Agreement, dated as of November 22,
                     1996, between Checkers and CKE Restaurants, Inc., as Agent, and the lenders listed therein, as filed with the Commission as Exhibit 4.2 on Checkers' Form 8-K, dated November 22, 1996, is hereby incorporated by reference.

     4(4)            Form of Warrant issued to lenders under the Amended and Restated Credit
                     Agreement, dated November 22, 1996, between Checkers and CKE Restaurants,
                     Inc., as Agent, and the lenders listed therein, as filed with the Commission as
                     Exhibit 4.3 on Checkers' Form 8-K, dated November 22, 1996, is hereby incorporated by reference.

     4(5)            Checkers agrees to furnish the Commission upon its request a copy of any instrument which defines the rights of holders of long-term debt of Checkers and which authorizes a total amount of securities not in excess of 10% of the total assets of Checkers and its subsidiaries on a consolidated basis.

     5               Opinion of James T. Holder, Esq., Senior Vice President, General Counsel and
                     Secretary of Checkers

     8               Opinion of Christensen, Miller, Fink, Jacobs, Glaser, Weil & Shapiro, LLP.

    10(1)            Indemnification Agreement between Checkers and James F. White, Jr. dated
                     January 12, 1993, filed with the Commission as Exhibit 10.1 to Checkers Annual
                     Report on Form 10-K/A for the fiscal year ended December 28, 1998 (the "1998
                     10-K/A") is hereby incorporated by reference.*

    10(1)(1)         List of officers and directors with whom Checkers has entered into indemnity agreements - filed with the Commission as Exhibit 10.1.1 to the 1998 10-K/A is hereby incorporated by reference.

    10(2)            Form of Indemnification Agreement between Checkers and its directors and certain officers, as filed with the Commission as Exhibit 4.4 to Checkers' Registration
                     Statement on Form S-1 filed on September 26, 1991 (File No. 33-42996), is hereby incorporated herein by reference.

    10(3)            1991 Stock Option Plan of Checkers, as amended on May 10, 1994, as filed with the
                     Commission as Exhibit 4 to Checkers' Registration Statement on Form S-8 filed on
                     June 15, 1994 (File No. 33-80236), is hereby incorporated herein by reference.*

    10(3)(1)         Amendment to 1991 Stock Option Plan, as filed with the Commission on page 18 of
                     Checkers' proxy statement dated May 15, 1998 is incorporated herein by reference.*

    10(4)            1994 Stock Option Plan for Non-Employee Directors, as filed with the Commission as Exhibit 10.32 to Checkers' form 10-K for the year ended January 2, 1995, is hereby incorporated by reference.*

    10(5)            Purchase Agreement between Checkers and Restaurant Development Group, Inc., dated as of August 3, 1995, as filed with the Commission as Exhibit 1 to Checkers'
                     Form 8-K dated July 31, 1995, is herein incorporated by reference.

    10(6)            Amendment No. 1, dated as of October 20, 1995, to that certain Purchase
                     Agreement between Checkers and Restaurant Development Group, Inc., dated as of
                     August 3, 1995, as filed with the Commission as Exhibit 10.1 to Checkers' Form 10-
                     Q for the quarter ended September 11, 1995, is hereby incorporated by reference.

    10(7)            Amendment No. 2, dated as of April 11, 1996, to that certain Purchase Agreement between Checkers and Restaurant Development Group, Inc., dated as of August 3,
                     1995, as filed with the Commission as Exhibit 10.32 to Checkers' Form 10-K for the
                     year ended January 1, 1996, is hereby incorporated by reference.

EXHIBIT NO.     DESCRIPTION OF DOCUMENT
-----------     -----------------------
   10(8)        Purchase Agreement between Checkers and Rall-Folks, Inc., dated as of August 2,
                1995, as filed with the Commission as Exhibit 2 to Checkers' Form 8-K dated
                July 31, 1995, is herein incorporated by reference.

   10(9)        Amendment No. 1, dated as of October 20, 1995, to that certain Purchase
                Agreement between Checkers and Rall-Folks, Inc., dated as of August 2, 1995, as filed with the Commission as Exhibit 10.2 to Checkers' Form 10-Q for the quarter ended September 11, 1995, is hereby incorporated by reference.

   10(10)       Amendment No. 2, dated as of April 11, 1996 to that certain Purchase Agreement between Checkers and Rall-Folks, Inc., dated as of August 2, 1995, as filed with the
                Commission as Exhibit 10.35 to Checkers' Form 10-K for the year ended January 1,
                1996, is hereby incorporated by reference.

   10(11)       Note Repayment Agreement dated as of April 12, 1996 between Checkers and
                Nashville Twin Drive-Thru Partners, L.P., as filed with the Commission as
                Exhibit 10.36 to Checkers' Form 10-K for the year ended January 1, 1996, is hereby incorporated by reference.

   10(12)       Employment Agreement between Checkers and Michael T. Welch, dated July 26,
                1996, as filed with the Commission as Exhibit 10.52 to Checkers' Form 10-Q for the
                quarter ended June 17, 1996, is hereby incorporated by reference.*

   10(13)       Purchase Agreement dated February 19, 1997, as filed with the Commission as
                Exhibit 10.1 to Checkers' Form 8-K, dated March 5, 1997, is hereby incorporated by reference.

   10(14)       Employment Agreement between Checkers and David Miller, dated July 29, 1996, as filed with the Commission as Exhibit 10.35 to Checkers' Annual Report on Form 10-K
                for the fiscal year ended December 30, 1996 (the 1996 10-K ), is hereby incorporated by reference.*

   10(15)       Employment Agreement between Checkers and James T. Holder, dated
                November 22, 1996, as filed with the Commission as Exhibit 10.36 to the 1996
                10-K, is hereby incorporated by reference.*

   10(16)       Warrant Agreement dated March 11, 1997, between Checkers and Chasemellon
                Shareholder Services, L.L.C, as filed with the Commission as Exhibit 10.38 to the
                1996 10-K, is hereby incorporated by reference

   10(17)       Employment Agreement dated November 10, 1997, between Checkers, Rally's
                Hamburgers, Inc. and Jay Gillespie, as filed with the Commission as Exhibit  10.16 to Checkers' 1997 Annual Report Form 10-K, is hereby incorporated by reference.*

   10(18)       Management Services Agreement dated November 30, 1997, between Checkers and
                Rally's Hamburgers, Inc. as filed with the Commission as Exhibit 10.17 to Checkers'
                1997 Annual Report Form 10-K, is hereby incorporated by reference.*

   21           List of the subsidiaries of Checkers.

   23(1)        Consent of KPMG LLP

   23(2)        Consent of James T. Holder, Esq. (see Exhibit 5)

   23(3)        Consent of Arthur Andersen LLP

   23(4)        Consent of KPMG LLP

   23(5)        Consent of Christensen, Miller, Fink, Jacobs, Weil & Shapiro LLP (see Exhibit 8)

   24           Power of Attorney (see page II-8)

   99(1)        Consent of Schroder & Co. Inc.

EXHIBIT NO.     DESCRIPTION OF DOCUMENT
-----------     -----------------------
  99(2)         Consent of Credit Suisse First Boston Corporation

  99(3)         Consent of Willie D. Davis

  99(4)         Consent of David Gotterer

  99(5)         Consent of Ronald B. Maggard

  99(6)         Consent of Andrew Puzder

----------------
* Management contact or compensatory plan or arrangement.

ITEM 17. UNDERTAKINGS.

     Checkers hereby undertakes:

     (1) To file, during any period in which offers or sales are being made of the securities registered hereby, a post-effective amendment to this registration statement:

     (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

     (ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

     (iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement. PROVIDED, HOWEVER, that the undertakings set forth in paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by Checkers pursuant to Section 13 or
Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") that are incorporated by reference in this registration statement.

     (2) That, for the purpose of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered hereby which remain unsold at the termination of the offering.

     (b) Checkers hereby undertakes, that, for purposes of determining any liability under the Securities Act of 1933, each filing of Checkers' annual report on Form 10-K pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Checkers pursuant to the foregoing provisions, or otherwise, Checkers has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Checkers of expenses incurred or paid by a director, officer or controlling person of Checkers in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Checkers will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                  SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form S-4 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Clearwater, State of Florida, on the 21st day of June, 1999.

                                       CHECKERS DRIVE-IN RESTAURANTS, INC.


                                       By: /s/ James J. Gillespie
                                           -------------------------------------
                                           James J. Gillespie
                                           President and Chief Executive Officer

                               POWER OF ATTORNEY


     We, the undersigned directors and officers of Checkers Drive-In Restaurant, Inc. do hereby constitute and appoint James J. Gillespie, Richard
A. Peabody and James T. Holder or any of them, our true and lawful attorneys and agents, to do any and all acts and things in our name and behalf in our capacities as directors and officers and to execute any and all instruments for us and in our names in the capacities indicated below, which said attorneys and agents, or either of them, may deem necessary or advisable to enable said corporation to comply with the Securities Act of 1933, and any rules, regulations, and requirements of the Securities and Exchange Commission, in connection with this registration statement, including specifically, but without limitation, power and authority to sign for us or any of us in our names and in the capacities indicated below, any and all amendments (including post-effective amendments) to this registration statement, or any related registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933; and we do hereby ratify and confirm all that the said attorneys and agents, or either of them, shall do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.


             SIGNATURE                            TITLE                      DATE
             ---------                            -----                      ----
    /s/ James J. Gillespie               President, Chief Executive       June 21, 1999
----------------------------------       Officer and Director
        James J. Gillespie               (Principal Executive Officer)


    /s/ Richard A. Peabody               Senior Vice President and        June 21, 1999
----------------------------------       Chief Financial Officer
        Richard A. Peabody               (Principal Financial and
                                         Accounting Officer)

    /s/ William P. Foley, II             Chairman of the Board and        June 21, 1999
----------------------------------       Director
        William P. Foley, II

    /s/ Terry N. Christensen             Director                         June 21, 1999
----------------------------------
        Terry N. Christensen

    /s/ Clarence V. McKee                Director                         June 21, 1999
----------------------------------
        Clarence V. McKee

                                         Director
----------------------------------
        Burt Sugarman

    /s/ C. Thomas Thompson               Director                         June 21, 1999
----------------------------------
        C. Thomas Thompson

    /s/ Peter C. O'Hara                  Director                         June 21, 1999
----------------------------------
        Peter C. O'Hara

                                 EXHIBIT INDEX

EXHIBIT
  NO.    DESCRIPTION
-------  -----------

3.3 Certificate of Amendment to Certificate of Incorporation of Checkers dated October 9, 1997.

5 Opinion of James T. Holder, Esq., Senior Vice President, General Counsel and Secretary of Checkers

8        Opinion of Christensen, Miller, Fink, Jacobs, Glaser, Weil &
         Shapiro, LLP.

23.1     Consent of KPMG LLP

23.3     Consent of Arthur Andersen LLP

23.4     Consent of KPMG LLP

99.1     Consent of Schroder & Co., Inc.

99.2     Consent of Credit Suisse First Boston Corporation

99.3     Consent of Willie D. Davis

99.4     Consent of David Gotterer

99.5     Consent of Ronald B. Maggard

99.6     Consent of Andrew Puzder

99.7     Rally's Hamburgers, Inc. Proxy card

99.8     Checkers Drive-In Restaurants, Inc. Proxy card